Execution Version

U.S.$850,000,000 CREDIT FACILITIES
SECOND AMENDED AND RESTATED CREDIT AGREEMENT
AMONG
BAYTEX ENERGY CORP.
AS CANADIAN BORROWER
AND
BAYTEX ENERGY USA, INC.,
AS U.S. BORROWER,

AND

THE FINANCIAL INSTITUTIONS AND OTHER PERSONS NAMED FROM TIME TO TIME HEREIN AS
LENDERS,
AS LENDERS

AND

THE BANK OF NOVA SCOTIA,
AS AGENT OF THE LENDERS

MADE AS OF APRIL 1, 2022

THE BANK OF NOVA SCOTIA, CANADIAN IMPERIAL BANK OF COMMERCE AND ROYAL BANK OF CANADA
AS JOINT LEAD ARRANGERS AND JOINT BOOKRUNNERS
THE BANK OF NOVA SCOTIA
AS ADMINISTRATIVE AGENT
BANK OF MONTREAL, CANADIAN IMPERIAL BANK OF COMMERCE,
NATIONAL BANK OF CANADA, ROYAL BANK OF CANADA AND THE TORONTO-DOMINION BANK
AS CO-SYNDICATION AGENTS
BANK OF MONTREAL AND NATIONAL BANK OF CANADA
AS CO-DOCUMENTATION AGENTS

CAN_DMS: \144465747\9

Article 1 INTERPRETATION		2

1.1	DEFINITIONS	2
1.2	HEADINGS; ARTICLES AND SECTIONS	44
1.3	GENDER AND NUMBER; INCLUDING; SUCCESSORS; IN WRITING	44
1.4	ACCOUNTING PRINCIPLES	44
1.5	REFERENCES TO AGREEMENTS AND ENACTMENTS	46
1.6	PER ANNUM CALCULATIONS	46
1.7	SCHEDULES	46
1.8	AMENDMENT AND RESTATEMENT	46
1.9	CHANGES IN LIABILITY MANAGEMENT RATING SYSTEM	47
1.10	INTEREST RATES; BENCHMARK NOTIFICATION	48

Article 2 THE CREDIT FACILITIES		49

2.1	THE CREDIT FACILITIES	49
2.2	TYPES OF AVAILMENTS; OVERDRAFT LOANS	49
2.3	PURPOSE	50
2.4	AVAILABILITY AND NATURE OF THE CREDIT FACILITIES	50
2.5	MINIMUM DRAWDOWNS	50
2.6	SOFR LOAN AVAILABILITY	51
2.7	NOTICE PERIODS FOR DRAWDOWNS, CONVERSIONS AND ROLLOVERS	51
2.8	CONVERSION OPTION	52
2.9	SOFR LOAN ROLLOVERS; SELECTION OF SOFR INTEREST PERIODS	52
2.10	ROLLOVERS AND CONVERSIONS NOT REPAYMENTS	52
2.11	AGENT’S OBLIGATIONS WITH RESPECT TO CANADIAN PRIME RATE LOANS, U.S. BASE RATE LOANS AND SOFR LOANS	52
2.12	LENDERS’ AND AGENT’S OBLIGATIONS WITH RESPECT TO CANADIAN PRIME RATE LOANS, U.S. BASE RATE LOANS AND SOFR LOANS	53
2.13	IRREVOCABILITY	53
2.14	OPTIONAL CANCELLATION OR REDUCTION OF CREDIT FACILITIES	53
2.15	OPTIONAL REPAYMENT OF CREDIT FACILITIES	53
2.16	MANDATORY REPAYMENT OF CREDIT FACILITIES	54
2.17	ADDITIONAL REPAYMENT TERMS	54
2.18	CURRENCY EXCESS	56
2.19	HEDGING WITH LENDERS AND HEDGING AFFILIATES	56
2.20	EXTENSION OF CANADIAN SYNDICATED FACILITY MATURITY DATE	57
2.21	EXTENSION OF CANADIAN OPERATING FACILITY MATURITY DATE	59
2.22	EXTENSION OF U.S. SYNDICATED FACILITY MATURITY DATE	59
2.23	EXTENSION OF U.S. OPERATING FACILITY MATURITY DATE	61
2.24	REPLACEMENT OF LENDERS	62
2.25	HOSTILE ACQUISITIONS	63
2.26	ACCORDION FOR INCREASE IN CREDIT FACILITIES	64

ARTICLE 3 CONDITIONS PRECEDENT TO DRAWDOWNS		65

3.1	CONDITIONS PRECEDENT TO AMENDMENT AND RESTATEMENT	65
3.2	CONDITIONS PRECEDENT FOR ALL DRAWDOWNS	66
3.3	CONDITIONS SUBSEQUENT	66
3.4	WAIVER	67

ARTICLE 4 EVIDENCE OF DRAWDOWNS		67

4.1	ACCOUNTS AND RECORDS	67

ARTICLE 5 PAYMENTS OF INTEREST AND FEES		67

Contents
Section    Page

5.1	INTEREST ON CANADIAN PRIME RATE LOANS	67
5.2	INTEREST ON U.S. BASE RATE LOANS	68
5.3	INTEREST ON SOFR LOANS	68
5.4	INTEREST ACT (CANADA); CONVERSION OF 360-DAY RATES	68
5.5	NOMINAL RATES; NO DEEMED REINVESTMENT	68
5.6	STANDBY FEES	69
5.7	AGENT’S FEES	69
5.8	INTEREST ON OVERDUE AMOUNTS	69
5.9	WAIVER	69
5.10	MAXIMUM RATE PERMITTED BY LAW	70
5.11	CONFORMING CHANGES	70

ARTICLE 6 BANKERS’ ACCEPTANCES		70

6.1	BANKERS’ ACCEPTANCES	70
6.2	FEES	70
6.3	FORM AND EXECUTION OF BANKERS’ ACCEPTANCES	70
6.4	POWER OF ATTORNEY; PROVISION OF BANKERS’ ACCEPTANCES TO LENDERS	71
6.5	MECHANICS OF ISSUANCE	73
6.6	ROLLOVER, CONVERSION OR PAYMENT ON MATURITY	74
6.7	RESTRICTION ON ROLLOVERS AND CONVERSIONS	75
6.8	ROLLOVERS	75
6.9	CONVERSION INTO BANKERS’ ACCEPTANCES	75
6.10	CONVERSION FROM BANKERS’ ACCEPTANCES	75
6.11	BA EQUIVALENT ADVANCES	75
6.12	TERMINATION OF BANKERS’ ACCEPTANCES	76
6.13	CANADIAN BORROWER'S ACKNOWLEDGEMENTS	76
6.14	BANKERS’ ACCEPTANCES UNDER THE CANADIAN OPERATING FACILITY	76

ARTICLE 7 LETTERS OF CREDIT		76

7.1	AVAILABILITY	76
7.2	CURRENCY, TYPE, FORM AND EXPIRY	76
7.3	NO CONVERSION	77
7.4	POA LC PROVISIONS	77
7.5	FRONTED LC PROVISIONS	78
7.6	LETTERS OF CREDIT IF A CANADIAN SYNDICATED FACILITY FRONTING LENDER CEASES TO BE A CANADIAN SYNDICATED FACILITY FRONTING LENDER	79
7.7	LETTERS OF CREDIT IF A U.S. SYNDICATED FACILITY FRONTING LENDER CEASES TO BE THE U.S. SYNDICATED FACILITY FRONTING LENDER	79
7.8	RECORDS	80
7.9	REIMBURSEMENT OR CONVERSION ON PRESENTATION	80
7.10	FRONTING LENDER INDEMNITY	80
7.11	FEES AND EXPENSES	81
7.12	ADDITIONAL PROVISIONS	81
7.13	CERTAIN INFORMATION AND NOTICES TO THE AGENT WITH RESPECT TO LETTERS OF CREDIT	84

ARTICLE 8 PLACE AND APPLICATION OF PAYMENTS		85

8.1	PLACE OF PAYMENT OF PRINCIPAL, INTEREST AND FEES; PAYMENTS TO AGENT	85
8.2	DESIGNATED ACCOUNTS OF THE LENDERS	85
8.3	FUNDS	85
8.4	APPLICATION OF PAYMENTS	85
8.5	PAYMENTS CLEAR OF TAXES; FATCA	86
2

Contents
Section    Page

8.6	SET-OFF	90
8.7	MARGIN CHANGES; ADJUSTMENTS FOR MARGIN CHANGES	90

ARTICLE 9 REPRESENTATIONS AND WARRANTIES		91

9.1	REPRESENTATIONS AND WARRANTIES	91
9.2	DEEMED REPETITION	96
9.3	OTHER DOCUMENTS	97
9.4	EFFECTIVE TIME OF REPETITION	97
9.5	NATURE OF REPRESENTATIONS AND WARRANTIES	97

ARTICLE 10 GENERAL COVENANTS		97

10.1	AFFIRMATIVE COVENANTS OF THE CANADIAN BORROWER	97
10.2	NEGATIVE COVENANTS OF THE CANADIAN BORROWER	103
10.3	FINANCIAL COVENANTS	108
10.4	CERTAIN COVENANTS OF THE U.S. BORROWER	108
10.5	MOST FAVOURED LENDERS	109
10.6	AGENT MAY PERFORM COVENANTS	109

ARTICLE 11 SECURITY		110

11.1	SECURITY ON ALL ASSETS	110
11.2	REGISTRATION AND FIXED CHARGE SECURITY	112
11.3	FORMS	113
11.4	CONTINUING SECURITY	114
11.5	DEALING WITH SECURITY	114
11.6	EFFECTIVENESS	114
11.7	RELEASE AND DISCHARGE OF SECURITY	114
11.8	TRANSFER OF SECURITY	114
11.9	AFFILIATES OF LENDERS	115
11.10	SECURITY FOR HEDGING AND CASH MANAGEMENT WITH FORMER LENDERS	115

ARTICLE 12 EVENTS OF DEFAULT AND ACCELERATION		116

12.1	EVENTS OF DEFAULT	116
12.2	ACCELERATION	119
12.3	CONVERSION ON DEFAULT	120
12.4	REMEDIES CUMULATIVE AND WAIVERS	120
12.5	TERMINATION OF LENDERS’ OBLIGATIONS	120
12.6	ACCELERATION OF ALL LENDER OBLIGATIONS	120
12.7	APPLICATION AND SHARING OF PAYMENTS FOLLOWING ACCELERATION	121
12.8	CALCULATIONS AS AT THE ADJUSTMENT TIME	121
12.9	SHARING REPAYMENTS	121
12.10	ADJUSTMENTS AMONG LENDERS UNDER CREDIT FACILITIES	122

ARTICLE 13 CHANGE OF CIRCUMSTANCES		123

13.1	MARKET DISRUPTION RESPECTING SOFR LOAN	123
13.2	MARKET DISRUPTION RESPECTING CDOR RATE	123
13.3	MARKET DISRUPTION RESPECTING BANKERS’ ACCEPTANCES	124
13.4	BENCHMARK REPLACEMENT SETTING	125
13.5	CHANGE IN LAW	129
13.6	PREPAYMENT OF PORTION	131
13.7	ILLEGALITY	131

ARTICLE 14 COSTS, EXPENSES AND INDEMNIFICATION		132
3

Contents
Section    Page

14.1	COSTS AND EXPENSES	132
14.2	GENERAL INDEMNITY	132
14.3	ENVIRONMENTAL INDEMNITY	133
14.4	JUDGMENT CURRENCY	134
14.5	LIMITS ON LIABILITY OF INDEMNIFIED PARTIES	134

ARTICLE 15 THE AGENT AND ADMINISTRATION OF THE CREDIT FACILITY		135

15.1	AUTHORIZATION AND ACTION	135
15.2	PROCEDURE FOR MAKING LOANS UNDER THE CREDIT FACILITIES	135
15.3	REMITTANCE OF PAYMENTS	136
15.4	REDISTRIBUTION OF PAYMENT	136
15.5	DUTIES AND OBLIGATIONS	138
15.6	PROMPT NOTICE TO THE LENDERS	139
15.7	AGENT’S AND LENDERS’ AUTHORITIES	139
15.8	LENDER CREDIT DECISION	139
15.9	INDEMNIFICATION OF AGENT	139
15.10	SUCCESSOR AGENT	140
15.11	TAKING AND ENFORCEMENT OF REMEDIES	140
15.12	RELIANCE UPON AGENT	141
15.13	NO LIABILITY OF AGENT	141
15.14	THE AGENT, FRONTING LENDERS AND DEFAULTING LENDERS	141
15.15	ERRONEOUS PAYMENTS BY THE AGENT	143
15.16	ARTICLE FOR BENEFIT OF AGENT AND LENDERS	145

ARTICLE 16 GENERAL		145

16.1	EXCHANGE AND CONFIDENTIALITY OF INFORMATION	145
16.2	NATURE OF OBLIGATION UNDER THIS AGREEMENT; DEFAULTING LENDERS	147
16.3	NOTICES	148
16.4	GOVERNING LAW	149
16.5	BENEFIT OF THE AGREEMENT	150
16.6	ASSIGNMENT	150
16.7	PARTICIPATIONS	151
16.8	SEVERABILITY	151
16.9	WHOLE AGREEMENT	151
16.10	AMENDMENTS AND WAIVERS	151
16.11	FURTHER ASSURANCES	153
16.12	ATTORNMENT	153
16.13	TIME OF THE ESSENCE	153
16.14	WAIVER OF JURY TRIAL	153
16.15	KNOW YOUR CUSTOMER/ANTI-MONEY LAUNDERING LAWS	154
16.16	NO FIDUCIARY DUTY	154
16.17	CREDIT AGREEMENT GOVERNS	155
16.18	ELECTRONIC COMMUNICATIONS	155
16.19	PLATFORM	155
16.20	ACKNOWLEDGEMENT AND CONSENT TO BAIL-IN OF AFFECTED FINANCIAL INSTITUTIONS	156
16.21	ACKNOWLEDGMENT REGARDING ANY SUPPORTED QFCS	156
16.22	COUNTERPARTS	157

4

SECOND AMENDED AND RESTATED CREDIT AGREEMENT
THIS AGREEMENT is made as of April 1, 2022
AMONG:
BAYTEX ENERGY CORP., a corporation amalgamated under the laws of the Province of Alberta (hereinafter referred to as the “Canadian Borrower”), and BAYTEX ENERGY USA, INC., a Delaware corporation (hereinafter referred to as the “U.S. Borrower” and together with the Canadian Borrower collectively, the “Borrowers” and, individually, a “Borrower”),
OF THE FIRST PART,
- and -
THE FINANCIAL INSTITUTIONS AND OTHER PERSONS NAMED FROM TIME TO TIME HEREIN AS LENDERS (hereinafter collectively referred to as the “Lenders” and individually referred to as a “Lender”),
OF THE SECOND PART,
- and -
THE BANK OF NOVA SCOTIA, a Canadian chartered bank, as administrative agent of the Lenders hereunder (hereinafter referred to as the “Agent”),
OF THE THIRD PART.
WHEREAS the Canadian Borrower, the Lenders and the Agent are party to the Existing Parent Credit Agreement;
AND WHEREAS Baytex Energy Limited Partnership (“BELP”) the Lenders and the Agent are party to the Existing BELP Credit Agreement;
AND WHEREAS the parties hereto have agreed to amend and restate the Existing Parent Credit Agreement and to repay and cancel the Existing BELP Credit Agreement on the terms and conditions hereinafter set forth;
AND WHEREAS the Lenders have agreed to provide the Credit Facilities to the Borrowers on the terms and conditions herein set forth;
AND WHEREAS the Lenders wish the Agent to act on their behalf with regard to certain matters associated with the Credit Facilities;
NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

Article 1
INTERPRETATION
1.1Definitions
(1)In this Agreement, unless something in the subject matter or context is inconsistent therewith:
“Abandonment/Reclamation Order” means any abandonment, reclamation and/or non-compliance order or directive issued by an Energy Regulator which relates to any assets of any one or more of the Canadian Borrower and the Material Subsidiaries.
“Abandonment and Reclamation Report” means an annual report pertaining to the abandonment and reclamation obligations of the Canadian Borrower and its Material Subsidiaries in respect of upstream oil and gas wells, facilities and pipelines located in Canada, such report to be substantially in the form attached hereto as Schedule M.
“Acceleration” has the meaning set out in Section 12.10(1).
“Acceleration Notice” means a written notice delivered by the Agent to the applicable Borrower pursuant to Section 12.2 declaring all Obligations of such Borrower outstanding hereunder to be due and payable.
“Account Control Agreement” means an account control agreement (or equivalent in any other applicable jurisdiction) with respect to a deposit account or securities account of a Borrower or a Material Subsidiary, in each case acknowledged and agreed to by the institution at which such account is held and in form and substance satisfactory to the Agent, acting reasonably.
“Additional Compensation” has the meaning set out in Section 13.5(1).
“Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment; provided that, if the Adjusted Term SOFR as so determined shall ever be less than the Floor, then the Adjusted Term SOFR shall be deemed to be the Floor.
“Adjustment Time” means the time of occurrence of the last event necessary (including the delivery of a Demand for Payment) to ensure that all Secured Obligations are thereafter due and payable.
“Advance” means an advance of funds made by the relevant Lenders or by any one or more of them to a Borrower (including by way of overdraft under the Operating Facilities), but does not include any Conversion or Rollover.
“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.
“Affected Loan” has the meaning set out in Section 13.6.
“Affiliate” means any Person which, directly or indirectly, controls, is controlled by or is under common control with another Person; and, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” or “under common control with”) means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of shares or other economic interests, the holding of voting rights or contractual rights or otherwise.
“Agency Fee Agreement” means an agency fee agreement agreed to in writing between the Canadian Borrower and the Agent from time to time respecting the payment of certain fees and other amounts to the Agent for its own account.
“Agent Parties” has the meaning set out in Section 16.19.
“Agent’s Canadian Facility Accounts” means the following accounts maintained by the Agent to which payments and transfers in respect of the Canadian Syndicated Facility under this Agreement are to be effected:

(a)for Canadian Dollars:
[redacted]; and
(b)for United States Dollars:
[redacted]
or such other account or accounts as the Agent may from time to time designate by notice to the Canadian Borrower and the Canadian Syndicated Facility Lenders.
“Agent’s U.S. Facility Account” means the following account for United States Dollars maintained by the Agent to which payments and transfers in respect of the U.S. Syndicated Facility under this Agreement are to be effected:
[redacted]
or such other account or accounts as the Agent may from time to time designate by notice to the U.S. Borrower and the U.S. Syndicated Facility Lenders.
“Aggregate Individual Canadian Commitment” means, in respect of each Lender as at any relevant date of determination, an amount equal to the aggregate Commitments of such Lender under the Canadian Credit Facilities.
“Aggregate Individual U.S. Commitment” means, in respect of each Lender as at any relevant date of determination, an amount equal to the aggregate Commitments of such Lender under the U.S. Credit Facilities.
“Agreement” means this second amended and restated credit agreement, as the same may be amended, modified, supplemented or restated from time to time in accordance with the provisions hereof.
“AML/KYC Legislation” has the meaning set out in Section 16.15.
“Applicable Laws” or “applicable law” means, in relation to any Person, transaction or event:
(a)all applicable provisions of laws, statutes, rules and regulations from time to time in effect of any Governmental Authority (including, Regulations T, U and X, which is applicable to such Person, transaction or event); and
(b)all Governmental Authorizations to which the Person is a party or by which it or its property is bound or having application to the transaction or event.
“Applicable Pricing Rate”, as regards any Loan or the standby fees payable in accordance with Section 5.6, means, when the Senior Secured Debt to EBITDA Ratio (calculated as at the Quarter End for the 12 months ended on such date) is one of the following, the percentage rate per annum set forth opposite such ratio in the column applicable to the type of Loan in question or such standby fee:

Senior Secured Debt to EBITDA Ratio	Margin on Canadian Prime Rate Loans and U.S. Base Rate Loans	Margin on SOFR Loans, Acceptance Fees for Bankers’ Acceptances and Issuance Fees for Letters of Credit	Standby Fee
less than or equal to 0.50:1.00	[redacted]	[redacted]	[redacted]
greater than 0.50:1.00 and less than or equal to 1.00:1.00	[redacted]	[redacted]	[redacted]
greater than 1.00:1.00 and less than or equal to 1.75:1.00	[redacted]	[redacted]	[redacted]
greater than 1.75:1.00 and less than or equal to 2.25:1.00	[redacted]	[redacted]	[redacted]
greater than 2.25:1.00 and less than or equal to 3.00:1.00	[redacted]	[redacted]	[redacted]
greater than 3.00:1.00	[redacted]	[redacted]	[redacted]

provided that:
(a)the above rates per annum applicable to SOFR Loans are expressed on the basis of a year of 360 days and the above rates per annum applicable to all other Loans are expressed on the basis of a year of 365 days;
(b)standby fees shall be calculated daily on the unutilized portion of each Credit Facility and be payable quarterly in arrears;
(c)issuance fees for Non-Financial LCs shall be [redacted]% of the rate specified above; provided that, if any such Non-Financial LC is determined by OSFI or any other applicable Governmental Authority having jurisdiction to not be a Non-Financial LC after the issuance thereof, the foregoing rate for such Non-Financial LC shall be adjusted back to 100% of the rate specified above with retroactive effect to the date of issuance and the incremental issuance fee payable for the period from the date of issuance to the date of such determination by OSFI or such other applicable Governmental Authority shall be payable on the first (1st) Banking Day following the Quarter End in which OSFI or such other applicable Governmental Authority makes such determination; and
(d)changes in the Applicable Pricing Rate shall be effective in accordance with Section 8.7.
“Approved Fund” means any Fund that is administered or managed by:
(a)a Lender;
(b)an Affiliate of a Lender; or
(c)a Person or an Affiliate of a Person that administers or manages a Lender.
“Approved Securities” means obligations maturing within one year from their date of purchase or other acquisition by the Canadian Borrower or a Subsidiary and which are:

(a)issued by the Government of Canada or an instrumentality or agency thereof and guaranteed fully as to principal, premium, if any, and interest by the Government of Canada;
(b)issued by a province of Canada, or an instrumentality or agency thereof, which has a long term debt rating of at least A by S&P, A2 by Moody’s, or A by DBRS; or
(c)term deposits, guaranteed investment certificates, certificates of deposit, bankers’ acceptances or bearer deposit notes, in each case, of any Canadian chartered bank which has a long term debt rating of at least A+ by S&P, A1 by Moody’s, or A (high) by DBRS.
“April 2027 Notes” means the unsecured notes in the initial aggregate principal amount of U.S.$500,000,000 issued by the Canadian Borrower and due on April 1, 2027 under the indenture dated as of February 5, 2020 among the Canadian Borrower, the guarantors party thereto and Computershare Trust Company, N.A., as trustee.
“Arranger” means, collectively, The Bank of Nova Scotia, carrying on business under the name “Scotiabank”, Canadian Imperial Bank of Commerce and Royal Bank Of Canada, each in its capacity as a joint lead arranger and a joint bookrunner.
“Assignment Agreement” means an assignment agreement substantially in the form of Schedule B annexed hereto, with such modifications thereto as may be required from time to time by the Agent, acting reasonably.
“Assumed Acquisition Debt” means any Debt of a Person (the “Transaction Party”) that is (a) existing at the time such Transaction Party is amalgamated, merged with or into or consolidated with a Borrower or any Subsidiary in a transaction permitted by this Agreement, provided that such Debt (i) was in existence prior to and not incurred in the contemplation of such amalgamation, merger or consolidation and (ii) is not guaranteed by any Persons which were not Subsidiaries of such Transaction Party prior to such amalgamation, merger or consolidation (except if such Person at no time has assets other than assets that were owned by such Transaction Party immediately prior to such amalgamation, merger or consolidation; or (b) existing at the time of acquisition of such Transaction Party by a Borrower or any Subsidiary in a transaction permitted by this Agreement, provided that such Debt (i) was in existence prior to and was not incurred in the contemplation of such acquisition and (ii) is not guaranteed by any Persons which were not Subsidiaries of such Transaction Party prior to such acquisition (except if such Person at no time has assets other than assets that were owned by such Transaction Party immediately prior to such acquisition).
“Assumed Acquisition Liens” means (a) Security Interests on any property or assets of a Person existing at the time such Person is amalgamated, merged with or into or consolidated with a Borrower or any Subsidiary in a transaction permitted by this Agreement, provided that such liens were in existence prior to and not incurred in the contemplation of such amalgamation, merger or consolidation and do not extend to any property or assets other than those of the Person amalgamated, merged into or consolidated with such Borrower or Subsidiary (and additions, accessions, improvements and replacements and customary deposits in connection therewith and proceeds, insurance, distributions and products of the foregoing); and (b) Security Interests on any property or assets existing at the time of acquisition thereof by a Borrower or any Subsidiary or on any property or assets of a Person at the time of acquisition of such Person by a Borrower or any Subsidiary and do not extend to any other property or assets (and additions, accessions, improvements and replacements and customary deposits in connection therewith and proceeds, insurance, distributions and products of the foregoing), in either case, in a transaction permitted by this Agreement (and additions, accessions, improvements and replacements and customary deposits in connection therewith and proceeds, insurance, distributions and products of the foregoing), provided that such liens were not incurred in contemplation of any such acquisition.
“Attributable Debt” means, in respect of any lease (whether characterized as a capital lease or an operating lease under GAAP or not) entered into by a Person or a Subsidiary thereof as lessee, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the lease payments of the lessee, including all rent and payments to be made by the lessee in connection with the return of the leased property, during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended) but excluding for certainty, amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labour costs and similar charges.

“BA Discount Rate” means:
(a)in relation to a Bankers’ Acceptance accepted by a Schedule I Lender, the CDOR Rate;
(b)in relation to a Bankers’ Acceptance accepted by a Schedule II Lender or Schedule III Lender, the lesser of:
(i)the Discount Rate then applicable to bankers’ acceptances having identical issue and comparable maturity dates as such Bankers’ Acceptances, accepted by such Schedule II Lender or Schedule III Lender; and
(ii)the CDOR Rate plus 0.10% per annum,
provided that if both such rates are equal, then the “BA Discount Rate” applicable thereto shall be the rate specified in (i) above;
(c)in relation to a BA Equivalent Advance:
(i)made by a Schedule I Lender, Export Development Canada or ATB Financial, the CDOR Rate;
(ii)made by a Schedule II Lender or Schedule III Lender, the rate determined in accordance with subparagraph (b) of this definition; and
(iii)made by any other Lender, the CDOR Rate plus 0.10% per annum.
“BA Equivalent Advance” means, in relation to a Drawdown of, Conversion into or Rollover of Bankers’ Acceptances, an advance in Canadian Dollars made by a Non-Acceptance Lender as part of such Loan.
“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.
“Bail-In Legislation” means:
(a)with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule; and
(b)with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their respective Affiliates (other than through liquidation, administration or other insolvency proceedings).
“Bankers’ Acceptance” means a draft in Canadian Dollars drawn by a Canadian Borrower, accepted by a Lender and issued for value pursuant to this Agreement.
“Banking Day” means any day other than a Saturday or a Sunday or a legal holiday on which commercial banks are authorized or required by law to be closed for business in Calgary, Toronto and New York; provided that, when used in connection with a SOFR Loan, or any other calculation or determination involving SOFR, the term “Banking Day” means any day that is only a U.S. Government Securities Business Day.
“Basel III” means the agreements on capital requirements, leverage ratios and liquidity standards contained in “Basel III: A global regulatory framework for more resilient banks and banking systems”, “Basel III: International framework for liquidity risk measurement, standards and monitoring” and “Guidance for national authorities operating the countercyclical capital buffer” published by the Basel Committee on Banking Supervision in December 2010, each as amended, modified, supplemented, reissued or replaced from time to time, and “Basel III: The liquidity coverage ratio and liquidity risk monitoring tools” published by the Basel Committee on Banking Supervision in January 2013, as amended, modified, supplemented, reissued or replaced from time to time.
“Baytex LuxCo” means BTE Holdings S.à r.l.
“Borrowers” means, collectively, the Canadian Borrower and the U.S. Borrower, and “Borrower” means any one of them.
“Canadian Assigned Interests” has the meaning set out in Section 2.20(5)(a).
“Canadian Borrower” means Baytex Energy Corp. and its successors and permitted assigns.
“Canadian Credit Facilities” means, collectively, the Canadian Syndicated Facility and the Canadian Operating Facility, and “Canadian Credit Facility” means any one of such credit facilities.
“Canadian Dollars” and “Cdn.$” mean the lawful money of Canada.
“Canadian Syndicated Facility Fronting Lender Withdrawal Notice” has the meaning set out in Section 7.6(1).
“Canadian Operating Facility” means the credit facility in the maximum principal amount of U.S.$50,000,000 or the Equivalent Amount in Canadian Dollars to be made available to the Canadian Borrower by the Canadian Operating Lender in accordance with the provisions hereof, subject to any reduction or increase in accordance with the provisions hereof.
“Canadian Operating Facility Commitment” means the commitment by the Canadian Operating Lender under the Canadian Operating Facility to provide the amount of United States Dollars (or the Equivalent Amount thereof) set forth opposite its name in Part 2 of Schedule A annexed hereto, subject to any reduction or increase in accordance with the terms hereof.
“Canadian Operating Facility Extension Request” has the meaning set out in Section 2.21(1).
“Canadian Operating Facility Maturity Date” means, in respect of the Obligations owing to the Canadian Operating Lender under the Canadian Operating Facility, April 1, 2026 or such later date to which the same may be extended in accordance with Section 2.21.
“Canadian Operating Lender” means the Lender having the Canadian Operating Facility Commitment, being initially The Bank of Nova Scotia.
“Canadian Operating Lender’s Account” means the following accounts maintained by the Canadian Operating Lender to which payments and transfers in respect of the Canadian Operating Facility under this Agreement are to be effected:
(a)for Canadian Dollars:
[redacted]
(b)for United States Dollars:
[redacted]
or such other account or accounts as the Canadian Operating Lender may from time to time designate by notice to the Canadian Borrower.
“Canadian Prime Rate” means, for any day, the greater of:
(a)the rate of interest per annum established from time to time by the Agent as the reference rate of interest for the determination of interest rates that the Agent will charge to customers of varying degrees of creditworthiness in Canada for Canadian Dollar demand loans in Canada; and

(b)the One Month CDOR Rate, plus 1.00% per annum,
provided that, (i) if both such rates are equal or if such one month bankers’ acceptance rate is unavailable for any reason on any date of determination, then the “Canadian Prime Rate” shall be the rate specified in (a) above and (ii) to the extent such higher rate as calculated above shall, at any time, be less than the Floor, such rate shall be deemed to be the Floor for all purposes herein.
“Canadian Prime Rate Loan” means an Advance in, or Conversion into, Canadian Dollars made by the Lenders (or any one of them) to a Canadian Borrower with respect to which the Canadian Borrower has specified or a provision hereof requires that interest is to be calculated by reference to the Canadian Prime Rate.
“Canadian Syndicated Facility” means the credit facility in the maximum principal amount of U.S.$600,000,000 or the Equivalent Amount in Canadian Dollars to be made available to the Canadian Borrower by the Lenders in accordance with the provisions hereof, subject to any reduction or increase in accordance with the provisions hereof.
“Canadian Syndicated Facility Commitment” means the commitment by each Lender under the Canadian Syndicated Facility to provide the amount of United States Dollars (or the Equivalent Amount thereof) set forth opposite its name in Part 1 of Schedule A annexed hereto, subject to any reduction or increase in accordance with the provisions hereof.
“Canadian Syndicated Facility Fronting Lender” means The Bank of Nova Scotia and/or such other Canadian Syndicated Facility Lender agreed to by the Canadian Borrower and which is acceptable to the Agent, acting reasonably, and that assume in writing with the Canadian Borrower, the Agent and the Canadian Syndicated Facility Lenders, the obligations of the Canadian Syndicated Facility Fronting Lender hereunder.
“Canadian Syndicated Facility Maturity Date” means, in respect of the Obligations owing to a given Lender under the Canadian Syndicated Facility, April 1, 2026 or such later date to which the same may be extended from time to time with respect to a given Lender in accordance with Section 2.20.
“Canadian Syndicated Facility Lenders” means the Lenders having Canadian Syndicated Facility Commitments.
“Capital Adequacy Requirements” means the Guideline dated April 2018, entitled “Capital Adequacy Requirements (CAR)” issued by OSFI and all other guidelines or requirements relating to capital adequacy issued by OSFI or any other Governmental Authority regulating or having jurisdiction with respect to any Lender, as amended, modified, supplemented, reissued or replaced from time to time.
“Cash Collateral” has the meaning set out in Section 2.17(3).
“Cash Collateral Account” has the meaning set out in Section 2.17(3).
“Cash Management Arrangements” means any arrangement entered into or to be entered into by a Borrower or any of their Subsidiaries with a Cash Manager for or in respect of cash management services for such Borrower and its Subsidiaries, including centralized operating accounts, automated clearing house transactions, controlled disbursement services, treasury, depository, overdraft and electronic funds transfer services, foreign exchange facilities, currency exchange transactions or agreements and options with respect thereto, credit card processing services, credit or debit cards, purchase cards and any indemnity given in connection with any of the foregoing.
“Cash Management Documents” means, collectively, all agreements, instruments and other documents which evidence, establish, govern or relate to any or all of the Cash Management Arrangements.
“Cash Management Obligations” means, at any time and from time to time, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the Borrowers and their Subsidiaries under, pursuant or relating to the Cash Management Arrangements or Cash Management Documents and whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and including all principal, interest, fees, legal and other costs, charges and expenses, and other amounts payable by the Borrowers and their Subsidiaries under the Cash Management Arrangements or Cash Management Documents; in any event, and notwithstanding anything herein to the contrary, Cash Management Obligations shall include the obligations, indebtedness and liabilities of the Borrowers and their Subsidiaries to a Cash Manager for or in relation to each of the following:
(a)daylight credit associated with wire transfers;
(b)daylight credit associated with inter-account transfers; and
(c)daylight credit for foreign exchange settlement.
“Cash Manager” means each Lender which, from time to time, is a provider of Cash Management Arrangements to the Borrowers and their Subsidiaries, and which includes The Bank of Nova Scotia on the date hereof.
“CDOR Rate” means, on any day when Bankers’ Acceptances are to be issued pursuant hereto, the per annum rate of interest which is the rate determined as being the arithmetic average of the annual yield rates applicable to Canadian Dollar bankers’ acceptances having identical issue and comparable maturity dates as the Bankers’ Acceptances proposed to be issued by a Canadian Borrower displayed and identified as such on the display referred to as the “CDOR Page” (or any display substituted therefor) of Reuters Limited (or any successor thereto or Affiliate thereof) as at approximately 10:00 a.m. (Toronto time) on such day, or if such day is not a Banking Day, then on the immediately preceding Banking Day (as adjusted by the Agent in good faith after approximately 10:00 a.m. (Toronto time) to reflect any error in a posted rate or in the posted average annual rate); provided, however, if such a rate does not appear on such CDOR Page, then the CDOR Rate, on any day, shall be the Discount Rate quoted by the Agent (determined as of approximately 10:00 a.m. (Toronto time) on such day) which would be applicable in respect of an issue of bankers’ acceptances in a comparable amount and with comparable maturity dates to the Bankers’ Acceptances proposed to be issued by the Canadian Borrower on such day, or if such day is not a Banking Day, then on the immediately preceding Banking Day; provided that, if the rate determined as aforesaid shall ever be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.
“Change of Control” means and shall be deemed to have occurred if and when:
(a)any Person or Persons acting jointly or in concert (within the meaning ascribed to such phrase in the Securities Act (Alberta)) shall beneficially own or control, directly or indirectly, Voting Shares in the capital of the Canadian Borrower which have or represent more than 50% of all the votes entitled to be cast by shareholders for an election of the board of directors of the Canadian Borrower;
(b)other than in the case of an Excluded Replacement, individuals who were elected as members of the board of directors of the Canadian Borrower by the most recent resolutions of the shareholders of the Canadian Borrower shall no longer constitute a majority of the board of directors of the Canadian Borrower at any time prior to the next following resolutions of the shareholders of the Canadian Borrower relating to the election of the same;
(c)other than in the case of an Excluded Replacement, individuals who were members of the board of directors of the Canadian Borrower immediately prior to resolutions of the shareholders of the Canadian Borrower relating to the election of directors shall not constitute a majority of the board of directors following such election; or
(d)if and for so long as there are any Obligations under the U.S. Credit Facilities that have not been fully cancelled, the U.S. Borrower ceases to be a Wholly-Owned Subsidiary at any time.
“clearing house” has the meaning set out in Section 6.4.
“Code” means the Internal Revenue Code of 1986 (United States).
“Collateral Investment” has the meaning set out in Section 2.17(3).

“Commitment” means, as the context requires, a Canadian Syndicated Facility Commitment, a U.S. Syndicated Facility Commitment, a Canadian Operating Facility Commitment or a U.S. Operating Facility Commitment.
“Commodity Agreement” means any agreement for the making or taking of delivery of any commodity (including Petroleum Substances), any commodity swap agreement, floor, cap or collar agreement or commodity future, forward, derivative or option transaction or other similar agreement or arrangement, or any combination thereof, entered into by the Canadian Borrower or a Subsidiary where the subject matter of the same is any commodity or the price, value or amount payable thereunder is dependent or based upon the price of any commodity or fluctuations in the price of any commodity, but shall not include any agreement for the making or taking of physical delivery of any commodity (including Petroleum Substances) in the ordinary course of business or the physical purchase or sale of any commodity (including Petroleum Substances) by the Canadian Borrower or a Subsidiary entered into in the ordinary course of business unless either (a) such agreement is with a bank, investment bank, securities dealer, insurance company, trust company, pension fund, institutional investor or any other financial institution or any Affiliate of any of the foregoing, or (b) such agreement is entered into for hedging purposes or otherwise for the purpose of eliminating or reducing the financial risk or exposure of the Canadian Borrower or a Subsidiary to fluctuations in the prices of commodities (including Petroleum Substances and, for certainty, any such agreement for the physical making, taking, purchase or sale of Petroleum Substances referred to in (a) or (b) of this definition shall constitute a “Commodity Agreement” for all purposes hereof).
“Communications” has the meaning set out in Section 16.19.
“Compliance Certificate” means a certificate of the Canadian Borrower signed on its behalf by any one of the president and chief executive officer, chief financial officer, chief operating officer, vice president finance or treasurer of the Canadian Borrower, substantially in the form annexed hereto as Schedule C, to be given to the Agent and the Lenders by the Canadian Borrower pursuant hereto.
“Consolidated Assets” means, on any date of determination, the assets of the Canadian Borrower determined on a consolidated basis in accordance with GAAP.
“Consolidated Tangible Assets” means, with respect to the Canadian Borrower, Consolidated Assets less:
(a)any value attributed to intangible assets (such as, but not limited to, goodwill, patents, trademarks, intellectual property, organization expenses, trade names, deferred costs and deferred charges); and
(b)minority interests,
in either case, as shown on the consolidated balance sheet of the Canadian Borrower and determined in accordance with GAAP.
“Controlled Group” means all members of a controlled group of corporations and all businesses (whether or not incorporated) under common control which, together with a Borrower, are treated as a single employer under Sections 414(b), (c), (m) or (o) of the Code.
“Conversion” means a conversion or deemed conversion of a Loan under a given Credit Facility into another type of Loan under the same Credit Facility pursuant to the provisions hereof, provided that, subject to Section 2.8 and to Article 6 with respect to Bankers’ Acceptances, the conversion of a Loan under a Canadian Credit Facility denominated in one currency to a Loan denominated in another currency shall be effected by (a) repayment of the Loan or portion thereof being converted in the currency in which it was denominated and (b) re-advance to the relevant Borrower of the Loan into which such conversion was made.
“Conversion Date” means the date specified by a Borrower as being the date on which such Borrower has elected to convert, or this Agreement requires the conversion of, one type of Loan under a given Credit Facility into another type of Loan under the same Credit Facility and which shall be a Banking Day.
“Conversion Notice” means a notice substantially in the form annexed hereto as Schedule D to be given to the Agent by a Borrower pursuant hereto.

“Convertible Debentures” means, with respect to the Canadian Borrower, convertible subordinated debentures issued by the Canadian Borrower which have all of the following characteristics:
(a)the obligations under, pursuant or relating to such debentures and the indenture or agreement governing such debentures shall be unsecured obligations of the Canadian Borrower, and no Subsidiary thereof shall have provided a Guarantee or any financial assistance or any security in respect of any of such obligations;
(b)an initial final maturity, or due date in respect of repayment of principal, which is after each Maturity Date in effect at the time such debentures are issued;
(c)no scheduled or mandatory payments, redemptions or purchases of principal thereunder (other than acceleration following an event of default in regard thereto or payments which can be satisfied by the delivery of common shares in the capital of the Canadian Borrower as contemplated in (g) below and other than on a change of control of the Canadian Borrower where a Change of Control of the Canadian Borrower also occurs) prior to each Maturity Date in effect at the time such debentures are issued;
(d)upon and during the continuance of any Event of Default or acceleration of the time for payment of any of the Obligations, Cash Management Obligations or Lender Financial Instrument Obligations which has not been rescinded, (i) all amounts payable by the Canadian Borrower in respect of principal, premium (if any), interest or other obligations under, pursuant or relating to such debentures are subordinate and junior in right of payment to all the Secured Obligations and (ii) no enforcement steps or proceedings may be commenced in respect of such debentures;
(e)upon any distribution of the assets of the Canadian Borrower on any dissolution, winding up, total liquidation or reorganization of such Person (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of the Canadian Borrower, or otherwise), all the Secured Obligations shall first be paid in full in cash, or provisions made for such payment, before any payment by the Canadian Borrower is made on account of principal, premium (if any), interest or other obligations payable in regard to such debentures;
(f)a default, event of default under, or acceleration of the time for repayment of, any Debt (including any of the Obligations, Cash Management Obligations and Lender Financial Instrument Obligations) or enforcement of the rights and remedies by the holder of such Debt (including the Agent and the Lenders hereunder or under any other Document, Cash Management Documents or Lender Financial Instrument or document delivered pursuant hereto or thereto) shall not:
(i)cause a default or event of default (with the passage of time or otherwise) under such debentures or the indenture or agreement governing the same; or
(ii)cause or permit the obligations under, pursuant or relating to such debentures to be due and payable prior to the stated maturity thereof;
provided however that, notwithstanding the foregoing provisions of subparagraph (f) (but, for certainty, without limiting or affecting in any manner whatsoever the other provisions of this definition), such debentures and the indenture or agreement governing the same may provide that an event of default under another indenture, agreement or instrument evidencing indebtedness for borrowed money of the Canadian Borrower or a Material Subsidiary which has resulted in (A) indebtedness for borrowed money thereunder in excess of the Threshold Amount being accelerated and (B) the holders of such indebtedness being entitled to commence, and such holders having commenced, the enforcement of the security they hold for such indebtedness (if any) or the exercise of any other creditors’ remedies to collect such indebtedness, may constitute an “event of default” under and as defined in such debentures and indenture or agreement governing the same;
(g)except during an event of default under and as defined in the indenture or agreement governing such debentures, payments of principal due and payable under, pursuant or relating to such debentures can be satisfied, at the option of the Canadian Borrower, by issuing and delivering common shares in the capital of the Canadian Borrower in accordance with the indenture or agreement governing such debentures; and
(h)except during an event of default under and as defined in the indenture or agreement governing such debentures, payments of interest due and payable under, pursuant or relating to such debentures can be satisfied, at the option of the Canadian Borrower and in accordance with the indenture or agreement governing such debenture, by payment of the proceeds of the issue and sale of common shares in the capital of the Canadian Borrower resulting from a bid process whereby the trustee under the indenture or agreement governing such debentures:
(i)accepts delivery from the Canadian Borrower of such common shares;
(ii)accepts bids with respect to, and consummates sales of, such common shares, each as the Canadian Borrower shall direct in its absolute discretion; and
(iii)uses the proceeds received from such sale of common shares to satisfy such interest, where the acceptance of any such bid in accordance with (ii) above is conditional on the acceptance of sufficient bids to result in aggregate proceeds from such issue and sale of common shares equalling the interest due on the applicable interest payment date.
“Credit Facilities” means, collectively, the Syndicated Facilities and the Operating Facilities, and “Credit Facility” means any one of such credit facilities.
“Currency Excess” has the meaning set out in Section 2.18(1).
“Currency Excess Deficiency” has the meaning set out in Section 2.18(2).
“Currency Hedging Agreement” means any currency swap agreement, cross currency agreement, forward agreement, floor, cap or collar agreement, future, derivative or option transaction, insurance or other similar agreement or arrangement, or any combination thereof, entered into by the Canadian Borrower or a Subsidiary where the subject matter of the same is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates as in effect from time to time.
“DBNA” has the meaning set out in Section 6.4.
“DBRS” means DBRS Morningstar, a division of DBRS Inc. and any successors thereto.
“Debt” means, with respect to any Person (“X”), without duplication, all obligations, liabilities and indebtedness of X and its Subsidiaries which would, in accordance with GAAP, be classified upon a consolidated balance sheet of X as indebtedness of X and its Subsidiaries for borrowed money and, whether or not so classified, shall include (without duplication):
(a)indebtedness of X and its Subsidiaries for borrowed money;
(b)obligations of X and its Subsidiaries arising pursuant or in relation to: (i) bankers’ acceptances (including payment and reimbursement obligations in respect thereof), or (ii) letters of credit and letters of guarantee supporting obligations which would otherwise constitute Debt within the meaning of this definition or indemnities issued in connection therewith;
(c)obligations of X and its Subsidiaries with respect to drawings under all other letters of credit and letters of guarantee;
(d)obligations of X and its Subsidiaries under Guarantees, indemnities, assurances, legally binding comfort letters or other contingent obligations relating to the indebtedness or other obligations of any other Person which would otherwise constitute Debt within the meaning of this definition if such other Person was X and all other obligations incurred for the purpose of or having the effect of providing financial assistance to another Person in respect of such indebtedness or such other Debt obligations, including endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business);
(e)(i) all indebtedness of X and its Subsidiaries representing the deferred purchase price of any property to the extent that such indebtedness is or remains unpaid after the expiry of the customary time period for payment, provided however that such time period shall in no event exceed 90 days, and (ii) all obligations of X and its Subsidiaries created or arising under any conditional sales agreement or other title retention agreement which is not a lease;
(f)all Attributable Debt of X and its Subsidiaries other than in respect of (i) leases of office space or (ii) operating leases under IFRS and, at the option of the Canadian Borrower, any present or future lease that would have been characterized as an operating lease under GAAP as in effect on December 31, 2010, in each case entered into in the ordinary course of business (and for certainty, no Sale-Leaseback shall be considered to be entered into in the ordinary course of business of X and its Subsidiaries); and
(g)Prepaid Obligations of X and its Subsidiaries;
but shall exclude, for certainty, each of the following, determined (as required) in accordance with GAAP:
(h)accounts payable to trade creditors and accrued liabilities incurred in the ordinary course of business;
(i)current taxes payable and future taxes;
(j)dividends or other equity distributions payable;
(k)accrued interest payable;
(l)liabilities in respect of deferred reclamation cost, allowances for dismantlement and sire restoration and other deferred credits and liabilities;
(m)non-cash liabilities resulting from marking-to-market the outstanding Financial Instruments of X and its Subsidiaries to the extent reflected in a consolidated balance sheet of X (but, for certainty, any amounts then due and remaining payable under the outstanding Financial Instruments of X and its Subsidiaries shall be included in the determination of Debt);
(n)such other similar liabilities as may be agreed by all Lenders from time to time; and
(o)liabilities for principal and interest pursuant to any Convertible Debentures, provided that, unless otherwise expressly provided or the context otherwise requires, references herein to “Debt” shall be and shall be deemed to be references to Debt of the Canadian Borrower and its Subsidiaries.
“Declining Lender” has the meaning set out in Section 2.25(1).
“Default” means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default.
“Defaulting Lender” means any Lender:
(a)that has failed to fund any payment or its portion of any Loans required to be made by it hereunder or to purchase any participation required to be purchased by it hereunder and under the other Documents;

(b)that has notified a Borrower, the Agent or any Lender (verbally or in writing) that it does not intend to or is unable to comply with any of its funding obligations under this Agreement or has made a public statement to that effect or to the effect that it does not intend to or is unable to fund advances generally under credit arrangements to which it is a party;
(c)that has failed, within three (3) Banking Days after written request by the Agent or a Borrower, to confirm in writing to the Agent and the applicable Borrower that it will comply with the terms of this Agreement relating to its obligations to fund prospective Loans (for certainty, unless and until such Lender has provided such written confirmation);
(d)that has otherwise failed to pay over to the Agent, a Fronting Lender or any other Lender any other amount required to be paid by it hereunder within three (3) Banking Days of the date when due, unless the subject of a good faith dispute;
(e)in respect of which a Lender Insolvency Event or a Lender Distress Event has occurred in respect of such Lender or its Lender Parent;
(f)that is generally in default of its obligations under other existing credit or loan documentation under which it has commitments to extend credit; or
(g)that has, or that has a Lender Parent that has, become the subject of a Bail-In Action.
“Defaulting Lender Exposure” has the meaning set out in Section 15.14(5).
“Delivered”, when used with respect to shares constituting certificated securities, means the transfer thereof to the Agent or its nominee by physical delivery of the security certificates to the Agent or its nominee, such certificates to be endorsed for transfer or accompanied by applicable transfer documents, all in form and content satisfactory to the Agent.
“Demand for Payment” means an Acceleration Notice or a Financial Instrument Demand for Payment.
“Designated Material Subsidiary” means a Subsidiary which is designated as a Material Subsidiary pursuant to Section 11.1(4) and which would not otherwise fall within part (a), (b) or (c) or the proviso of the definition of “Material Subsidiary”.
“Discount Proceeds” means the net cash proceeds to a Canadian Borrower from the sale of a Bankers’ Acceptance pursuant hereto or, in the case of BA Equivalent Advances, the amount of a BA Equivalent Advance at the BA Discount Rate, in any case, before deduction or payment of the fees to be paid to the Lenders under Section 6.2.
“Discount Rate” means, with respect to the issuance of a bankers’ acceptance, the rate of interest per annum, calculated on the basis of a year of 365 days, (rounded upwards, if necessary, to the nearest whole multiple of 1/100th of one percent) which is equal to the discount exacted by a purchaser taking initial delivery of such bankers’ acceptance, calculated as a rate per annum and as if the issuer thereof received the discount proceeds in respect of such bankers’ acceptance on its date of issuance and had repaid the respective face amount of such bankers’ acceptance on the maturity date thereof.
“Dissenting Lender” has the meaning set out in Section 2.23.
“Distribution” means:
(a)the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any shares in the capital of the Canadian Borrower or any Subsidiary which is not a Wholly-Owned Subsidiary (including any return of capital);
(b)the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any shares in the capital of the Canadian Borrower or any Subsidiary which is not a Wholly-Owned Subsidiary or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for shares in the capital thereof, including options, warrants, conversion or exchange privileges and similar rights;

(c)the making of any loan or advance or any other provision of credit to any shareholder of the Canadian Borrower or any Subsidiary which is not a Wholly-Owned Subsidiary;
(d)the payment of any principal, interest, fees or other amounts on or in respect of any loans, advances or other Debt owing at any time by the Canadian Borrower to any shareholder of the Canadian Borrower, Affiliates of the Canadian Borrower or shareholders of Affiliates of the Canadian Borrower, other than to a Wholly-Owned Subsidiary; or
(e)(i) the payment of any amount, (ii) the sale, transfer, lease or other disposition of any property or assets, or (iii) any granting or creation of any rights or interests, at any time, by the Canadian Borrower or any Subsidiary to or in favour of the Canadian Borrower, any Affiliate of the Canadian Borrower or any other shareholder of the Canadian Borrower, other than to or in favour of the Canadian Borrower or a Wholly-Owned Subsidiary.
“Documents” means this Agreement, the Security, the Agency Fee Agreement, the Second Lien Intercreditor Agreement (if any) and all certificates, notices, instruments and other agreements or documents delivered or to be delivered to the Agent or the Lenders, or any of them, in relation to the Credit Facilities pursuant hereto or thereto and, when used in relation to any Person, the term “Documents” shall mean and refer to the Documents executed and delivered by such Person.
“Drafts” means drafts, bills of exchange, receipts, acceptances, demands and other requests for payment drawn or issued under a Letter of Credit.
“Drawdown” means:
(a)an Advance of a Canadian Prime Rate Loan, U.S. Base Rate Loan or SOFR Loan;
(b)the issue of Bankers’ Acceptances (or the making of a BA Equivalent Advance in lieu thereof) other than as a result of Conversions or Rollovers; or
(c)the issue of a Letter of Credit.
“Drawdown Date” means the date on which a Drawdown is made by a Borrower pursuant to the provisions hereof and which shall be a Banking Day.
“Drawdown Notice” means a notice substantially in the form annexed hereto as Schedule E to be given to the Agent by a Borrower pursuant hereto.
“EBITDA” of the Canadian Borrower in any period, means on a consolidated basis in respect of the Canadian Borrower and its Subsidiaries, the Net Income for such period, plus (in each case, on a consolidated basis and without duplication):
(a)Interest Expense, to the extent deducted in determining Net Income;
(b)all amounts deducted in the calculation of Net Income in respect of the provision for income taxes (in accordance with GAAP);
(c)all amounts deducted in the calculation of Net Income in respect of non-cash items, including depletion, depreciation, amortization, future taxes and non-cash losses resulting from marking-to-market the outstanding Financial Instruments of the Canadian Borrower and its Subsidiaries (in accordance with GAAP), but excluding depreciation in respect of any lease which the Canadian Borrower has elected to exclude from Debt pursuant to subparagraph (f) of the definition thereof (based on such lease’s characterization as an operating lease under GAAP as in effect on December 31, 2018);
(d)all amounts deducted in the calculation of Net Income in respect of equity loss and extraordinary and non-recurring losses; and
(e)all amounts which would otherwise constitute EBITDA which are attributable to (i) assets acquired in such period or (ii) shares or other ownership interests in a Person which becomes a Subsidiary of the Canadian Borrower acquired in such period (as if such assets, shares or ownership interests were owned during the whole of such period), if, but only if, such acquisition constitutes a Material Acquisition, all as if the Material Acquisition was completed on the first day of such period;
less (in each case, on a consolidated basis and without duplication):
(f)all amounts included in the calculation of Net Income in respect of equity income or attributable to minority interests and extraordinary and non-recurring income and gains;
(g)to the extent included in Net Income, non-cash gains resulting from marking-to-market the outstanding Financial Instruments of the Canadian Borrower and its Subsidiaries for such period (in accordance with GAAP)
(h)cash payments in respect of non-cash items added back in computing EBITDA in prior periods;
(i)all amounts included in the calculation of Net Income in respect of refunds for income taxes (in accordance with GAAP); and
(j)EBITDA attributable to (i) assets sold, transferred or otherwise disposed of in such period or (ii) shares or other ownership interests in a Subsidiary of the Canadian Borrower sold, transferred or otherwise disposed of in such period, if, but only if, such sale, transfer or disposition constitutes a Material Disposition, all as if the Material Disposition was completed on the first day of such period.
“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.
“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein and Norway.
“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.
“Effective Date” means the date that all conditions precedent set forth in Section 3.1 are satisfied or waived by all of the Lenders.
“Energy Regulator” means (a) with respect to Alberta, the Alberta Energy Regulator, (b) with respect to British Columbia, means the BC Oil and Gas Commission, (c) with respect to Saskatchewan, means the Saskatchewan Ministry of Energy and Resources, and (d) with respect to any other Primary Jurisdiction, the regulatory body with responsibility for the oversight of environmental matters in the oil and gas industry in such jurisdiction; and in each case, together with any successor agency, department, ministry or commission thereto.
“Engineering Report” means a report or reports (in form and substance satisfactory to all of the Lenders, acting reasonably) prepared by the Independent Engineer or Independent Engineers, as the case may be, respecting the reserves of Petroleum Substances attributable to the assets and undertakings of the Canadian Borrower and its Material Subsidiaries, which report or reports shall, as of the effective date of such report or reports, set forth, inter alia, (a) the proved, developed, producing reserves of Petroleum Substances, (b) the proved, developed, nonproducing reserves of Petroleum Substances, (c) proved and undeveloped reserves of Petroleum and (d) the probable reserves of Petroleum Substances, in each case, attributable to the assets and undertakings of the Canadian Borrower and its Material Subsidiaries and, for each ensuing 12 month period following the effective date of such report or reports: anticipated rates of production, depletion and reinjection of Petroleum Substances; Crown, freehold and overriding royalties and freehold mineral taxes with respect to Petroleum Substances produced from or attributable to such assets and undertakings; production, revenue, value-added, wellhead or severance Taxes with respect to Petroleum Substances produced from or attributable to such assets and undertakings; operating costs; gathering, transporting, processing, marketing and storage fees payable with respect to Petroleum Substances produced from or attributable to such assets and undertakings; capital expenditures expected to be necessary to achieve anticipated rates of production; and net cash flow with respect to such assets and undertakings, including all revenues, expenses and expenditures described above; but not, for greater certainty, any overhead recoveries or operators’ fees or charges from third parties.
“Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigations, inspections, inquiries or proceedings relating in any way to any Environmental Laws or to any permit issued under any such Environmental Laws including:
(a)any claim by a Governmental Authority for enforcement, clean up, removal, response, remedial or other actions or damages pursuant to any Environmental Laws; and
(b)any claim by a Person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive or other relief resulting from or relating to Hazardous Materials, including any Release thereof, or arising from alleged injury or threat of injury to human health or safety (arising from environmental matters) or the environment.
“Environmental Laws” means all Applicable Laws with respect to the environment or environmental or public health and safety matters contained in statutes, regulations, rules, ordinances, orders, judgments, approvals, notices, permits or policies, guidelines or directives having the force of law.
“Equity” means any shares in the capital of the Canadian Borrower or any warrants, options or similar rights with respect to any of the shares in the capital of the Canadian Borrower of any class (but excluding warrants, options or similar rights relating to compensation to, or performance by, employees, officers or directors of the Canadian Borrower or its Subsidiaries).
“Equivalent Amount” means, on any date, the equivalent amount in Canadian Dollars or United States Dollars, as the case may be, after giving effect to a conversion of a specified amount of United States Dollars to Canadian Dollars or of Canadian Dollars to United States Dollars, as the case may be, at the Exchange Rate.
“ERISA” means the Employee Retirement Income Security Act of 1974 (United States).
“ERISA Event” means (a) a reportable event described in Section 4043(c)(5), (6) or (12) of ERISA and the regulations issued thereunder, (b) the withdrawal of a Borrower or any member of the Controlled Group from a Plan during a plan year in which it was a “substantial employer” as defined in Section 4001(a)(2) of ERISA, (c) the filing of a notice of intent to terminate a Plan or the treatment of a Plan amendment as a termination under Section 4041 of ERISA, (d) the institution of proceedings to terminate a Plan by the PBGC, (e) any other event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan, or (f) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent, upon a Borrower or any member of the Controlled Group.
“Erroneous Payment” has the meaning set out in Section 15.15(1);
“Erroneous Payment Deficiency Assignment” has the meaning set out in Section 15.15(4);
“Erroneous Payment Impacted Facilities” has the meaning set out in Section 15.15(4);
“Erroneous Payment Return Deficiency” has the meaning set out in Section 15.15(4);
“Erroneous Payment Subrogation Rights” has the meaning set out in Section 15.15(4);
“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.
“Event of Default” has the meaning set out in Section 12.1.

“Exchange Rate” means, for any date, the average rate of exchange for interbank transactions quoted by the Bank of Canada at approximately the close of business on such date (or, if not so quoted, the average rate of exchange for interbank transactions quoted by the Bank of Canada at approximately the close of business on the Banking Day immediately preceding such date); provided that, if either such average rate is for any reason unavailable, it shall mean the spot rate of exchange for wholesale transactions quoted by the Agent at the close of business on such date in accordance with its usual practice.
“Excluded Replacement” means, with respect to the Canadian Borrower, the replacement of those directors who have died or have been found to be of unsound mind by a court of competent jurisdiction.
“Excluded Taxes” means any of the following Taxes imposed on or with respect to the Agent or a U.S. Facility Lender or required to be withheld or deducted from a payment to the Agent or a U.S. Facility Lender, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of the Agent or such U.S. Facility Lender, as the case may be, being organized under the laws of, or having its principal office or, in the case of the Agent or any U.S. Facility Lender, as the case may be, its applicable Lending Office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of the Agent or any U.S. Facility Lender, as the case may be, United States of America federal withholding Taxes imposed on amounts payable to or for the account of the Agent or such U.S. Facility Lender, as the case may be, with respect to an applicable interest in a Drawdown involving a U.S. Credit Facility or a U.S. Facility Commitment pursuant to a law in effect on the date on which (i) the Agent or such U.S. Facility Lender, as the case may be, acquires such interest in such Drawdown or U.S. Facility Commitment or (ii) the Agent or such U.S. Facility Lender, as the case may be, changes its Lending Office, except in each case to the extent that, pursuant to Section 8.5, additional amounts with respect to such Taxes were payable either to the Agent’s or such U.S. Facility Lender’s, as the case may be, assignor immediately before the Agent or such U.S. Facility Lender, as the case may be, became a party hereto or to the Agent or such U.S. Facility Lender, as the case may be, immediately before it changed its Lending Office, (c) Taxes attributable to the Agent’s or such U.S. Facility Lender’s, as the case may be, failure to comply with Section 8.5(3), and (d) any United States of America federal withholding Taxes imposed under FATCA.
“Executive Order” means the executive order No. 13224 of 23 September 2011, entitled “Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism.”.
“Existing BELP Credit Agreement” means the amended and restated credit agreement made as of August 22, 2018 among BELP as borrower, The Bank of Nova Scotia as agent and the lenders party thereto, as amended by a first amending agreement made as of May 2, 2019 and a second amending agreement made as of March 2, 2020.
“Existing Fronted LCs” has the meaning set out in Section 7.6(2).
“Existing Parent Credit Agreement” means the amended and restated credit agreement made as of March 31, 2016 among the Canadian Borrower as Canadian borrower, the U.S. Borrower as U.S. borrower, The Bank of Nova Scotia as agent and the lenders party thereto, as amended by a first amending agreement made as of April 25, 2018, a second amending agreement made as of August 22, 2018, a third amending agreement made as of May 2, 2019, a fourth amending agreement made as of March 2, 2020 and a fifth amending agreement made as of April 1, 2021.
“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future registrations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Code, any intergovernmental agreement entered into in connection with the implementation of the foregoing and any fiscal, regulatory, legislation, rules or practices adopted pursuant to any such intergovernmental agreement entered into in connection with Sections 1471 through 1474 of the Code.
“FCPA” means the United States Foreign Corrupt Practices Act of 1977, including any subordinate legislation thereunder.
“Federal Funds Rate” means, for any day, the rate calculated by the Federal Reserve Bank of New York, based on such day’s federal funds transactions by depositary institutions, as determined in such manner as the Federal Reserve Bank of New York shall set forth on its public website from time to time and as published on the next succeeding Banking Day by the Federal Reserve Bank of New York as the federal funds effective rate, or, if such day is not a Banking Day, such rate for the immediately preceding Banking Day for which the same is published or, if such rate is not so published for any day that is a Banking Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day on such transactions received by the Agent from three Federal funds brokers of recognized standing selected by the Agent ; provided that, if the rate determined as aforesaid shall ever be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.
“Federal Reserve Board” or “Federal” means the Board of Governors of the Federal Reserve System of the United States of America or any successor thereof.
“Financial Instrument” means any Interest Hedging Agreement, Currency Hedging Agreement or Commodity Agreement.
“Financial Instrument Demand for Payment” means a demand made by a Lender or its Hedging Affiliate pursuant to a Lender Financial Instrument demanding payment of the Financial Instrument Obligations which are then due and payable relating thereto and shall include any notice under any agreement evidencing a Lender Financial Instrument which, when delivered, would require an early termination thereof and a payment by the Canadian Borrower or a Subsidiary thereof in settlement of obligations thereunder as a result of such early termination.
“Financial Instrument Obligations” means obligations arising under Financial Instruments entered into by the Canadian Borrower or a Subsidiary thereof to the extent of the net amount due or accruing due by the Canadian Borrower or such Subsidiary thereunder.
“Financing Lender” has the meaning set out in Section 2.25(1).
“Fixed Charge Event” has the meaning set out in Section 11.2(2).
“Floor” means 0.00% per annum.
“Foreign Lender” means (a) if the relevant Borrower is a U.S. Person, a Lender that is not a U.S. Person, and (b) if the relevant Borrower is not a U.S. Person, a Lender that is resident or organized under the laws of a jurisdiction other than that in which such Borrower is resident for tax purposes. For purposes of this definition, the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.
“Former Lender” has the meaning set out in Section 11.10.
“Fronted LC” means, in respect the Canadian Syndicated Facility, a Letter of Credit issued by a Canadian Syndicated Facility Fronting Lender for the account of the Canadian Syndicated Facility Lenders and, in respect of the U.S. Syndicated Facility, a Letter of Credit issued by the U.S. Syndicated Facility Fronting Lender for the account of the U.S. Syndicated Facility Lenders.
“Fronting Lenders” means, collectively, the Canadian Syndicated Facility Fronting Lender and the U.S. Syndicated Facility Fronting Lender, “Fronting Lender” shall mean any one of them as the context requires.
“Fund” means any Person (other than a natural Person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities.
“Fundamental Transaction” has the meaning set out in Section 10.2(j).
“GAAP” means generally accepted accounting principles which are in effect from time to time in Canada including, for certainty, IFRS (but only to the extent IFRS is adopted by the Canadian Institute of Chartered Accountants or any successor thereto (“CICA”) as generally accepted accounting principles in Canada and, then, subject to such modifications thereto as are agreed by the CICA).
“Governmental Authority” means any federal, provincial, state, regional, municipal or local government or any department, agency, board, tribunal or authority thereof or other political subdivision thereof and any entity or Person exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government or the operation thereof.
“Governmental Authorization” means an authorization, order, permit, approval, grant, license, consent, right, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree or demand or the like issued or granted by law or by rule or regulation of any Governmental Authority.
“Guarantee” means any guarantee, undertaking to assume, endorse, contingently agree to purchase or to provide funds for the payment of, or otherwise become liable in respect of, any obligation of any Person; provided that the amount of each Guarantee shall be deemed to be the amount of the obligation guaranteed thereby, unless the Guarantee is limited to a determinable amount in which case the amount of such Guarantee shall be deemed to be the lesser of such determinable amount or the amount of such obligation.
“Guarantor” means a Material Subsidiary which has executed and delivered to the Agent the Security.
“Hazardous Materials” means any substance or mixture of substances which, if released into the environment, would likely cause, immediately or at some future time, harm or degradation to the environment or to human health or safety and includes any substance defined as or determined to be a pollutant, contaminant, waste, hazardous waste, hazardous chemical, hazardous substance, toxic substance or dangerous good under any Environmental Law.
“Hedging Affiliate” means any Affiliate of a Lender which enters into a Financial Instrument.
“IFRS” means International Financial Reporting Standards including International Accounting Standards and Interpretations together with their accompanying documents which are set by the International Accounting Standards Board, the independent standard-setting body of the International Accounting Standards Committee Foundation (the “IASC Foundation”), and the International Financial Reporting Interpretations Committee, the interpretative body of the IASC Foundation.
“Illegality Notice” has the meaning set out in Section 13.7.
“Incur” has the meaning set out in Section 10.2(o) and “Incurrence” has a corresponding meaning.
“Indemnified Parties” means, collectively, the Agent, the Lenders (including the Fronting Lenders, and the Operating Lenders), and the Arranger, including a receiver, receiver manager or similar Person appointed under applicable law, and their respective shareholders, Affiliates, officers, directors, employees, advisors and agents and “Indemnified Party” means any one of the foregoing.
“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of the U.S. Borrower under any Document and (b) to the extent not otherwise described in (a), Other Taxes.
“Indemnified Third Party” has the meaning set out in Section 14.3.
“Independent Engineer” means Sproule Associates Limited and includes such other firm or firms of independent engineers as may be selected from time to time by the Canadian Borrower and approved by the Majority of the Lenders (acting reasonably) in replacement thereof.
“Individual Fronting Limit” means, with respect to each Fronting Lender, the maximum Outstanding Principal of Letters of Credit for which such Fronting Lender is obligated to be a Fronting Lender hereunder, which limit is set forth opposite the name of such Fronting Lender on Part 3 of Schedule A, as the same may be amended from time to time on the direction and with the agreement in writing of such Fronting Lender and the Canadian Borrower.
“Information” has the meaning set out in Section 16.1(2).
“Interest Coverage Ratio” means, as at a Quarter End, the ratio of (a) EBITDA for the 12 months ending as at such Quarter End to (b) Interest Expense for the 12 months ending as at such Quarter End.

“Interest Expense” means, for any period, without duplication, interest expense of the Canadian Borrower determined on a consolidated basis in accordance with GAAP as the same would be set forth or reflected in a consolidated statement of income of the Canadian Borrower and, in any event and without limitation, shall include:
(a)all interest of the Borrowers and their Subsidiaries accrued or payable in respect of such period, including capitalized interest and imputed interest with respect to lease obligations;
(b)all fees of the Borrowers and their Subsidiaries (including standby and ticking fees, acceptance and stamping fees in respect of bankers’ acceptances and fees payable in respect of letters of credit, letters of guarantee and similar instruments but excluding any upfront fees paid in connection with the establishment of the Credit Facilities) accrued or payable in respect of such period, prorated (as required) over such period;
(c)any difference between the face amount and the discount proceeds of any bankers’ acceptances, commercial paper and other obligations of the Borrowers or any Subsidiary issued at a discount, prorated (as required) over such period; and
(d)all net amounts charged or credited to interest expense under any Interest Hedging Agreements in respect of such period, but shall exclude interest expense of the Canadian Borrower in respect of such period in respect of any Convertible Debentures and any interest expense attributable to leases of office space, operating leases under IFRS and any lease which the Canadian Borrower elects to characterize as an operating lease as provided for in paragraph (f) of the definition of Debt.
“Interest Hedging Agreement” means any interest swap agreement, forward rate agreement, floor, cap or collar agreement, future, derivative or option transaction, insurance or other similar agreement or arrangement, or any combination thereof, entered into by the Canadian Borrower or a Subsidiary where the subject matter of the same is interest rates or the price, value or amount payable thereunder is dependent or based upon the interest rates or fluctuations in interest rates in effect from time to time (but, for certainty, shall exclude conventional floating rate debt).
“Interest Payment Date” means:
(a)with respect to each Canadian Prime Rate Loan and U.S. Base Rate Loan, the first (1st) Banking Day of each calendar month;
(b)with respect to each SOFR Loan, the last day of each applicable Interest Period and, if any Interest Period is longer than 3 months, the last Banking Day of each 3 month period during such Interest Period; and
(c)with respect to each Letter of Credit, each day on which the applicable fees and charges in respect of each such Letter of Credit are payable pursuant to Section 7.11, provided that, in any case, the Maturity Date or, if applicable, any earlier date on which a Credit Facility is fully cancelled or permanently reduced in full, shall be an Interest Payment Date with respect to all Loans then outstanding under such Credit Facility.
“Interest Period” means:
(a)with respect to each Canadian Prime Rate Loan and U.S. Base Rate Loan, the period commencing on the applicable Drawdown Date or Conversion Date, as the case may be, and terminating on the date selected by the relevant Borrower hereunder for the Conversion of such Loan into another type of Loan or for the repayment of such Loan;
(b)with respect to each Bankers’ Acceptance, the period selected by the Canadian Borrower hereunder and being of 1, 2 or 3 months’ duration, subject to market availability, (or, subject to the agreement of all of the applicable Lenders, a longer or shorter period) commencing on the Drawdown Date, Rollover Date or Conversion Date of such Loan;

(c)with respect to each SOFR Loan, a period of 1, 3 or 6 months or such shorter or longer period as may be agreed to by all of the applicable Lenders (in each case, subject to the market availability thereof), commencing on the applicable Drawdown Date, Rollover Date or Conversion Date, as the case may be; and
(d)with respect to each Letter of Credit, the period commencing on the date of issuance of such Letter of Credit and terminating on the last day the Letter of Credit is outstanding, provided that in any case: (i) the last day of each Interest Period shall be also the first day of the next Interest Period whether with respect to the same or another Loan; (ii) the last day of each Interest Period shall be a Banking Day and if the last day of an Interest Period selected by a Borrower is not a Banking Day such Borrower shall be deemed to have selected an Interest Period the last day of which is the Banking Day next following the last day of the Interest Period selected unless such next following Banking Day falls in the next calendar month in which event such Borrower shall be deemed to have selected an Interest Period the last day of which is the Banking Day immediately preceding the last day of the Interest Period selected by such Borrower; and (iii) the last day of all Interest Periods for Loans outstanding under a given Credit Facility shall expire on or prior to the Maturity Date applicable thereto, subject, however, in the case of Letters of Credit issued under the Operating Facilities to the provisions of Section 7.2.
“Investment” means: (a) any purchase or other acquisition of shares or other securities of any Person; (b) any loan, advance, extension of credit, guarantee, indemnity or other form of financial assistance to or for the benefit of any Person; (c) any capital contribution to any other Person; and (d) any purchase or other acquisition of any assets, property or undertaking other than an acquisition in the ordinary course of business of the purchaser.
“Judgment Conversion Date” has the meaning set out in Section 14.4(1).
“Judgment Currency” has the meaning set out in Section 14.4(1).
“June 2024 Notes” means the unsecured notes in the initial aggregate principal amount of U.S.$400,000,000 issued by the Canadian Borrower and due on June 1, 2024 under the indenture dated as of June 6, 2014 among the Canadian Borrower, the guarantors party thereto and Computershare Trust Company, N.A., as trustee.
“Junior Refinancing Debt” means any Debt of the Canadian Borrower or any Material Subsidiary issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, the Notes and Other Unsecured Debt or the Second Lien Debt, provided that:
(a)    the principal amount (or accreted value, if applicable) of such permitted refinancing Debt does not exceed: (i) the maximum principal amount (or accreted value, if applicable) of the then outstanding Notes and Other Unsecured Debt or Second Lien Debt (as applicable and excluding, for certainty all accrued and unpaid interest on the such indebtedness and the amount of all costs, fees, expenses and premiums incurred in connection therewith), plus, (ii) the amount of Debt that may be Incurred in compliance with part (ii) of Section 10.2(o);
(b)    such permitted refinancing Debt has a final maturity date not earlier than the later of (i) 2 months after the then latest Maturity Date in effect and (ii) the final maturity date of such Notes and Other Unsecured Debt or the Second Lien Debt (as applicable) being extended, refinanced, renewed, replaced, defeased or refunded;
(c)    if such permitted refinancing Debt is secured, such permitted refinancing Debt is subject to and not prohibited under the terms of the Second Lien Intercreditor Agreement;
(d)    either (i) the covenants and terms of such permitted refinancing Debt are not more restrictive, taken as a whole, than the terms of this Agreement or (ii) the Majority of the Lenders shall be entitled to exercise a “most favoured nation” option which entitles them to incorporate into this Agreement any such covenant or term which is more restrictive than the terms of this Agreement; provided that any such incorporation will only apply if and for so long as such permitted refinancing Debt remains outstanding; and

(e)    such permitted refinancing Debt otherwise meets the requirements of the definition of Notes and Other Unsecured Debt or Second Lien Debt, as applicable.
“Lender BA Suspension Notice” has the meaning set out in Section 13.3.
“Lender Distress Event” means, in respect of a given Lender, such Lender or its Lender Parent (a) is subject to a forced liquidation, merger, sale or other change of control supported in whole or in part by guarantees or other support (including the nationalization or assumption of ownership or operating control by the Government of the United States, Canada or any other Governmental Authority) or (b) is otherwise adjudicated as, or determined to be, insolvent or bankrupt, in each case, by any Governmental Authority having regulatory authority over such Lender or Lender Parent or their respective assets; provided that, for certainty, a Lender Distress Event shall not have occurred solely by virtue of the ownership or acquisition of any equity interest in such Lender or its Lender Parent by any Governmental Authority so long as any such ownership interest does not result in or provide such Lender with immunity from the jurisdictions of courts within Canada or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender.
“Lender Financial Instrument” means a Financial Instrument entered into between a Lender or a Hedging Affiliate and the Canadian Borrower or a Subsidiary and, for certainty, includes those Financial Instruments previously entered into by Lenders and Hedging Affiliates with Baytex Energy Ltd.
“Lender Financial Instrument Obligations” means, collectively, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, mature or not) of the Canadian Borrower and its Subsidiaries under, pursuant or relating to any and all Lender Financial Instruments.
“Lender Insolvency Event” means, in respect of a given Lender, such Lender or its Lender Parent:
(a)is dissolved (other than pursuant to a consolidation, amalgamation or merger);
(b)becomes insolvent, is deemed insolvent by applicable law or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;
(c)makes a general assignment, arrangement or composition with or for the benefit of its creditors;
(d)(i) institutes, or has instituted against it by a regulator, supervisor or any similar Governmental Authority with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organization or the jurisdiction of its head or home office, (A) a proceeding pursuant to which such Governmental Authority takes control of such Lender’s or Lender Parent’s assets, (B) a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy, insolvency or winding-up law or other similar law affecting creditors’ rights, or (C) a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar Governmental Authority; or (ii) has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy, insolvency or winding-up law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation, and such proceeding or petition is instituted or presented by a Person or entity not described in clause (i) above and either (A) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation or (B) is not dismissed, discharged, stayed or restrained in each case within 15 days of the institution or presentation thereof;
(e)has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);
(f)seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or a substantial portion of all of its assets;
(g)has a secured party take possession of all or a substantial portion of all of its assets or has a distress, execution, attachment, sequestration or other legal process levied,

enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case, within 15 days thereafter;
(h)causes or is subject to any event with respect to it which, under the applicable law of any jurisdiction, has an analogous effect to any of the events specified in subparagraphs (a) to (g) above, inclusive; or
(i)takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing.
“Lender Parent” means any Person that directly or indirectly controls a Lender and, for the purposes of this definition, “control” shall have the same meaning as set forth in the definition of “Affiliate” contained herein.
“Lenders’ Counsel” means the firm of [redacted] or such other firm of legal counsel as the Agent may from time to time designate.
“Lending Office” means, as to any Lender, the office or offices of such Lender described as such in such Lender’s administrative questionnaire or such other office or offices as a Lender may from time to time notify the U.S. Borrower and the Agent, and for the purpose of Section 13.5, means its Lending Office in effect as of the date hereof and any other office or offices in the same country (unless otherwise consented to by the Borrowers for the purpose of Section 13.5).
“Letter of Credit” or “LC” means a letter of credit or letter of guarantee in form satisfactory to the applicable Fronting Lender, the applicable Operating Lender or the Agent (as the case may be), and issued by (a) in the case of an Operating Facility, the applicable Operating Lender, (b) in the case of the Canadian Syndicated Facility, the Canadian Syndicated Facility Fronting Lender for the account of the Canadian Syndicated Facility Lenders in the case of a Fronted LC or by the Agent as attorney-in-fact on behalf of each of the Canadian Syndicated Facility Lenders in the case of a POA LC, and (c) in the case of the U.S. Syndicated Facility, the U.S. Syndicated Facility Fronting Lender for the account of the U.S. Syndicated Facility Lenders, in each case acting at the request of and in accordance with the instructions of the applicable Borrower, to make payment in accordance with the terms and conditions thereof of an amount to or to the order of a third party.
“Liability Management Rating” means, for any Primary Jurisdiction, the environmental liability management rating (or equivalent) relating to the upstream oil and gas wells, facilities and pipelines located within such jurisdiction, as determined in accordance with the rules and regulations of each applicable Primary Jurisdiction and its Energy Regulator for the then relevant period (and, for certainty, after adjusting the “deemed assets” (or the equivalent) to include any security deposits provided to the applicable Energy Regulator if such security deposits are so included by the applicable Energy Regulator).
“LMR Assets” means, for any province or similar jurisdiction in Canada, all of the upstream oil and gas wells, facilities, pipelines and other physical assets relevant to the determination of the Liability Management Rating in such jurisdiction.
“Loan” means a Canadian Prime Rate Loan, U.S. Base Rate Loan, SOFR Loan, Bankers’ Acceptance or BA Equivalent Advance or Letter of Credit outstanding hereunder.
“Loan Parties” means, collectively, the Borrowers and the Guarantors, and “Loan Party” means any one of them.
“Majority of the Lenders” means:
(a)during the continuance of a Default or an Event of Default, two or more Lenders, the Rateable Portions of all Outstanding Principal of which are, in the aggregate, at least 66⅔% of all Outstanding Principal; and
(b)at any other time, two or more Lenders, the Commitments of which are, in the aggregate, at least 66⅔% of the Commitments of all Lenders hereunder, provided that, notwithstanding the foregoing:

(i)for the purposes of determining the Rateable Portions of the Outstanding Principal under the Canadian Credit Facilities during the continuance of a Default or Event of Default, such Rateable Portions shall be determined as if an Acceleration had occurred and the purchase of participations and other transactions and adjustments contemplated by Section 12.10(1)(a) had been completed so that the aggregate Outstanding Principal owing to each of the Lenders under the Canadian Credit Facilities is in the same proportion as each Lender’s Aggregate Individual Canadian Commitment is to the Total Canadian Commitment as at any date of determination;
(ii)for the purposes of determining the Rateable Portions of the Outstanding Principal under the U.S. Credit Facilities during the continuance of a Default or Event of Default, such Rateable Portions shall be determined as if an Acceleration had occurred and the purchase of participations and other transactions and adjustments contemplated by Section 12.10(1)(b) had been completed so that the aggregate Outstanding Principal owing to each of the Lenders under the U.S. Credit Facilities is in the same proportion as each Lender’s Aggregate Individual U.S. Facility Commitment is to the Total U.S. Commitment as at any date of determination; and
(iii)with respect to an amendment or waiver of, or consent or determination relating to any matter which (A) only affects one of the Credit Facilities (or affects more than one Credit Facility but does not affect all of the Credit Facilities) and (B) requires the agreement or waiver of the Majority of the Lenders, the Majority of the Lenders shall be determined by reference to only the applicable Lenders under the affected Credit Facility or Credit Facilities.
“Material Acquisition” means an acquisition (whether in one transaction or in a series of related transactions and including an acquisition by way of amalgamation) by the Canadian Borrower or any of its Subsidiaries of (a) assets or (b) shares or other ownership interests in a Person who becomes a Subsidiary of the Canadian Borrower, in each case, which increases Consolidated Assets by more than 10% (net of the amount of any related dispositions).
“Material Adverse Effect” means a material adverse effect on:
(a)the financial condition of the Canadian Borrower on a consolidated basis and taken as a whole;
(b)the ability of any of the Borrowers or their respective Subsidiaries to observe or perform their respective obligations under the Documents to which it is a party or the validity or enforceability of such Documents or any material provision thereof; or
(c)the property, business, operations, liabilities or capitalization of the Canadian Borrower and its Subsidiaries on a consolidated basis and taken as a whole.
“Material Disposition” means a sale, transfer or other disposition (whether in one transaction or in a series of related transactions) by the Canadian Borrower or any of its Subsidiaries of (a) assets or (b) shares or other ownership interests in a Subsidiary of the Canadian Borrower, in each case, which decreases Consolidated Assets by more than 10% (net of the amount of any related acquisitions).
“Material Subsidiary” means any Subsidiary of the Canadian Borrower which:
(a)has consolidated assets equal to or greater than 5.0% of the Consolidated Assets;
(b)has consolidated net income equal to or greater than 5.0% of Net Income;
(c)has provided a Guarantee of any Debt, Financial Instrument Obligations or Cash Management Obligations or Convertible Debentures; or
(d)is designated as a Designated Material Subsidiary pursuant to Section 11.1(4),

provided that, in any event, the U.S. Borrower and the Baytex LuxCo shall each be deemed to be a Material Subsidiary.
“Maturity Date” means:
(a)with respect to the Canadian Syndicated Facility, the Canadian Syndicated Facility Maturity Date;
(b)with respect to the U.S. Syndicated Facility, the U.S. Syndicated Facility Maturity Date;
(c)with respect to the Canadian Operating Facility, the Canadian Operating Facility Maturity Date; and
(d)with respect to the U.S. Operating Facility, the U.S. Operating Facility Maturity Date.
“Moody’s” means Moody’s Investors Service, Inc. and any successors thereto.
“Multiemployer Plan” means a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA, to which a Borrower or any member of the Controlled Group is obligated to make contributions, or during the preceding six years has made or been obligated to make contributions.
“Net Income” means, for any fiscal year of the Canadian Borrower, the net income of the Canadian Borrower determined on a consolidated basis in accordance with GAAP, as set forth in the annual consolidated financial statements of the Canadian Borrower for such fiscal year.
“New Rules” has the meaning set out in Section 13.5(2).
“Non-Acceptance Lender” means (a) a Lender which does not accept bankers’ acceptances in the ordinary course of its business or (b) in respect of Lenders other than Schedule I Lenders, a Lender who, by notice in writing to the Agent and the Canadian Borrower, elects thereafter to make BA Equivalent Advances in lieu of accepting Bankers’ Acceptances.
“Non-Financial LCs” means Letters of Credit issued under a Credit Facility which are not “direct credit substitutes” within the meaning of the Capital Adequacy Requirements (or within the meaning of the analogous provisions of other Applicable Laws or other applicable guidelines), as determined by the Agent, the applicable Operating Lender or the applicable Fronting Lender (each acting reasonably).
“Notes and Other Unsecured Debt” means any one or more of the following: (a) the June 2024 Notes; (b) the April 2027 Notes; or (c) any other unsecured indebtedness for borrowed money evidenced by a bond, debenture, note or other similar evidence of indebtedness (excluding Convertible Debentures and Cash Management Obligations).
“Obligations” means, collectively and at any time and from time to time, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the Borrowers and their Subsidiaries to the Lenders or the Agent under, pursuant or relating to the Documents or the Credit Facilities and whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and including all principal, interest, fees, legal and other costs, charges and expenses, and other amounts payable by the Borrowers under this Agreement.
“OECD” means the Organisation for Economic Co-operation and Development (or any successor thereto).
“OFAC” means The Office of Foreign Assets Control of the U.S. Department of the Treasury.
“Officer’s Certificate” means a certificate or notice (other than a Compliance Certificate) signed by any one of the president, chief executive officer, chief financial officer, a vice president, treasurer, assistant treasurer, controller, corporate secretary or assistant secretary of a Borrower or any of their respective Subsidiaries, as the case may be, (including, in the case of a partnership, trust or other Person, a certificate or notice signed by such an officer of a general partner, managing partner, trustee, administrator or other similar Person of or with respect to such partnership, trust or other Person); provided, however, that Drawdown Notices, Conversion Notices, Rollover Notices and Repayment Notices shall be executed on behalf of a Borrower by any one of the foregoing Persons or such other Persons as may from time to time be designated by written notice from the Canadian Borrower to the Agent.
“One Month CDOR Rate” means, for any day, the rate of interest per annum equal to the average annual yield rate for one month Canadian Dollar bankers’ acceptances (expressed for such purpose as a yearly rate per annum in accordance with Section 5.4) which rate is shown on the display referred to as the “CDOR Page” (or any display substituted therefor) of Reuters Limited (or any successor thereto or Affiliate thereof) at approximately 10:00 a.m. (Toronto time) on such day or, if such day is not a Banking Day, on the immediately preceding Banking Day; provided that, if the rate determined as aforesaid shall ever be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.
“Operating Facilities” means, collectively, the Canadian Operating Facility and the U.S. Operating Facility, and “Operating Facility” means either of such credit facilities.
“Operating Lenders” means, collectively, the Canadian Operating Lender and the U.S. Operating Lender, and “Operating Lender” means either one of them as the context requires.
“Order” has the meaning set out in Section 7.12(5).
“OSFI” means the Office of the Superintendent of Financial Institutions Canada (or any successor thereto).
“Other Connection Taxes” means, with respect to the Agent or any U.S. Facility Lender, Taxes imposed as a result of a present or former connection between the Agent or such U.S. Facility Lender, as the case may be, and the jurisdiction imposing such Tax (other than connections arising from the Agent or such U.S. Facility Lender, as the case may be, having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction involving the U.S. Credit Facilities pursuant to or enforced any Document, or sold or assigned an interest in any Drawdown or Document).
“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment.
“Outstanding BAs” has the meaning set out in Section 1.8(1)(c).
“Outstanding BAs Collateral” has the meaning set out in Section 2.17(3).
“Outstanding Principal” means, at any time, the aggregate of (a) the principal amount of all outstanding U.S. Base Rate Loans and SOFR Loans, (b) the Equivalent Amount in United States Dollars of the principal amount of all outstanding Canadian Prime Rate Loans, (c) the Equivalent Amount in United States Dollars of the amounts payable at maturity of all outstanding Bankers’ Acceptances and BA Equivalent Advances, (d) the maximum amount available to be drawn under all outstanding Letters of Credit denominated in United States Dollars, and (e) the Equivalent Amount in United States Dollars of the maximum amount available to be drawn under all outstanding Letters of Credit denominated in Canadian Dollars.
“Overdraft Loans” has the meaning set out in Section 2.2(3).
“PBGC” means the U.S. Pension Benefit Guaranty Corporation or any entity succeeding to any or all of its functions under ERISA.
“P&NG Leases” means, collectively, any and all documents of title including leases, reservations, permits, licences, unit agreements, assignments, trust declarations, participation, exploration, farm-out, farm-in, royalty, purchase or other agreements by virtue of which a Borrower or any Subsidiary is entitled to explore for, drill for, recover, take or produce Petroleum Substances of any kind whatsoever from or with respect to P&NG Rights owned by a Borrower or any Subsidiary (as applicable), or to share in the production or proceeds of production or any part thereof or proceeds of royalty, production, profits or other interests out of, referable to or payable in respect of Petroleum Substances of any kind whatsoever from or with respect to P&NG Rights owned by a Borrower or any Subsidiary (as applicable), and the rights of the Borrowers or any Subsidiary (as applicable) thereunder.
“P&NG Rights” means all of the right, title, estate and interest, whether contingent or absolute, legal or beneficial, present or future, vested or not, and whether or not an “interest in land”, of the Borrowers and their Subsidiaries in and to any of the following, by whatever name the same are known:
(a)rights to explore for, drill for and produce, take, save or market Petroleum Substances;
(b)rights to a share of the production of Petroleum Substances;
(c)rights to a share of the proceeds of, or to receive payments calculated by reference to the quantity or value of, the production of Petroleum Substances;
(d)rights to acquire any of the rights described in subparagraphs (a) through (c) of this definition;
(e)interests in any rights described in subparagraphs (a) through (d) of this definition; and
(f)all extensions, renewals, replacements or amendments of or to the foregoing items described in subparagraphs (a) through (e) of this definition;
and including interests and rights known as working interests, royalty interests, overriding royalty interests, gross overriding royalty interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests, economic interests and other interests and fractional or undivided interests in any of the foregoing and freehold, leasehold or other interests.
“Participant Register” has the meaning set out in Section 16.7.
“Payment Recipient” has the meaning set out in Section 15.15(1).
“Permitted Contest” means action taken by or on behalf of a Borrower or a Subsidiary in good faith by appropriate proceedings diligently pursued to contest a Tax, claim or Security Interest, provided that:
(a)the Person to which the Tax, claim or Security Interest being contested is relevant (and, in the case of a Subsidiary, the Canadian Borrower on a consolidated basis) has established reasonable reserves therefor if and to the extent required by GAAP;
(b)proceeding with such contest does not have, and would not reasonably be expected to have, a Material Adverse Effect; and
(c)proceeding with such contest will not create a material risk of sale, forfeiture or loss of, or interference with the use or operation of, a material part of the proved, producing reserves of Petroleum Substances of the Canadian Borrower and its Subsidiaries.
“Permitted Debt Limit” means the sum of: (a) U.S.$2,000,000,000 (or the Equivalent Amount thereof in Canadian Dollars or the equivalent thereof in any other currency) and (b) an amount equal to the then outstanding principal amount of any Assumed Acquisition Debt; provided that the aggregate outstanding principal amount of all such Assumed Acquisition Debt does not at any time exceed U.S. $500,000,000 (or the equivalent thereof in any other currency).
“Permitted Dispositions” means, in respect of a Borrower or any of their Subsidiaries, any one or more of the following:
(a)a sale or disposition by a Borrower or such Subsidiary in the ordinary course of business and in accordance with sound industry practice of tangible personal property that is obsolete, no longer useful for its intended purpose or being replaced in the ordinary course of business;
(b)a sale or disposition of assets (including Voting Shares and other shares or ownership interests) by a Subsidiary of a Borrower to a Borrower, by a Subsidiary to a Material

Subsidiary which is a Wholly-Owned Subsidiary and by a Borrower to a Material Subsidiary which is a Wholly-Owned Subsidiary;
(c)a sale or disposition by a Borrower or any Subsidiary thereof of its interest in machinery, equipment or other tangible personal property for which Purchase Money Obligations were incurred and which obligations are fully repaid concurrently with such sale or disposition;
(d)a sale or disposition by any of them of P&NG Rights and P&NG Leases resulting from any pooling, unit or farm-out agreement entered into in the ordinary course of business and in accordance with sound industry practice when, in its reasonable judgment, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such P&NG Rights or P&NG Leases; and
(e)any other sale or disposition of assets of a Borrower or a Subsidiary, provided that such sale or disposition: (i) does not include any P&NG Leases or P&NG Rights (for certainty, such restriction does not include and is not intended to apply to sales of Petroleum Substances actually produced and taken pursuant to such P&NG Leases and P&NG Rights, as opposed to the P&NG Leases and P&NG Rights themselves); and (ii) is made in the ordinary course of business at fair market value to a Person at arm’s length from the Canadian Borrower and its Subsidiaries, subject to the express provisions of this Agreement.
“Permitted Encumbrances” means, as at any particular time, any of the following Security Interests on the property or any part of the property of a Borrower or any Subsidiary:
(a)liens for taxes, assessments or governmental charges not at the time due or delinquent or, if due or delinquent, the validity of which is being contested at the time by a Permitted Contest;
(b)deemed liens and trusts arising by operation of law in connection with workers’ compensation, employment insurance and other social security legislation, in each case, which secure obligations not at the time due or delinquent or, if due or delinquent, the validity of which is being contested at the time by a Permitted Contest;
(c)liens under or pursuant to any judgment rendered, or claim filed, against a Borrower or a Subsidiary, which a Borrower or such Subsidiary (as applicable) shall be contesting at the time by a Permitted Contest;
(d)undetermined or inchoate liens and charges incidental to construction, maintenance or current operations which have not at such time been registered or filed pursuant to applicable law against a Borrower or a Subsidiary or the subject property or which relate to obligations not due or delinquent or, if due or delinquent, the validity of which is being contested at the time by a Permitted Contest;
(e)liens incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the exploration, development or operation of P&NG Rights, related production or processing facilities in which such Person has an interest or the transmission of Petroleum Substances, in each case, as security in favour of any other Person conducting or participating in the exploration, development, operation, production, processing or transmission of the property to which such liens relate, for a Borrower’s or any Subsidiary’s portion of the costs and expenses of such exploration, development, operation, production, processing or transmission, provided that such costs or expenses are not due or delinquent or, if due or delinquent, the validity of which is being contested at the time by a Permitted Contest;
(f)liens for penalties arising under non-participation or independent operations provisions of operating or similar agreements in respect of a Borrower’s or any Subsidiary’s P&NG Rights, provided that such liens do not materially detract from the value of any material part of the property of the Canadian Borrower and its Subsidiaries, taken as a whole;

(g)any right of first refusal in favour of any Person granted in the ordinary course of business with respect to all or any of the P&NG Rights of a Borrower or any Subsidiary;
(h)easements, rights of way, servitudes or other similar rights in land (including, without in any way limiting the generality of the foregoing, rights of way and servitudes for railways, sewers, drains, gas and oil and other pipelines, gas and water mains, electric light and power and telecommunication, telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved or taken by other Persons which individually or in the aggregate do not materially detract from the value of the land concerned or materially impair its use in the operation of the business of the Canadian Borrower and its Subsidiaries, taken as a whole;
(i)security given by a Borrower or a Subsidiary to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or other authority in connection with the operations of such Borrower or such Subsidiary (as applicable), all in the ordinary course of its business which individually or in the aggregate do not materially detract from the value of the asset concerned or materially impair its use in the operation of the business of the Canadian Borrower and its Subsidiaries, taken as a whole;
(j)the reservation in any original grants from the Crown of any land or interests therein and statutory exceptions and reservations to title;
(k)any encumbrance or agreement now in effect relating to pooling or a plan of unitization affecting the property of any Borrower or any Subsidiary, or any part thereof;
(l)royalties, net profits and other interests and obligations arising in accordance with standard industry practice and in the ordinary course of business, under P&NG Leases in which a Borrower or a Subsidiary have any interest;
(m)Security Interests in favour of the Lenders or the Agent on behalf of the Lenders;
(n)the Security;
(o)Assumed Acquisition Liens;
(p)any operating lease entered into in the ordinary course of business; provided that the same is not a Sale-Leaseback;
(q)Security Interests:
(i)created, incurred or assumed to secure any Purchase Money Obligations; provided that, the foregoing Security Interests are limited to the property or assets purchased or acquired and the proceeds thereof; and
(ii)which are not otherwise Permitted Encumbrances; provided that, such Security Interests do not attach generally to all or substantially all of the undertaking, assets and property of a Borrower or any Subsidiary (such as a Security Interest in the nature of a floating charge on all or substantially all of the undertaking, assets and property of a Person), and provided that, the aggregate amount of obligations secured thereby does not at any time exceed the Threshold Amount (or the Equivalent Amount thereof in Canadian Dollars or the equivalent thereof in any other currency);
(r)Security Interests in favour of the Second Lien Creditors in respect of Second Lien Debt for so long as such Security Interests shall be subordinated and postponed to the Security Interests constituted by the Security in accordance with, and shall be subject to, the Second Lien Intercreditor Agreement; and

(s)any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Security Interest referred to in the preceding subparagraphs (a) to (r) inclusive of this definition, so long as any such extension, renewal or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest extended, renewed or replaced (plus improvements on such property) and the indebtedness or obligation secured thereby is not increased, provided that, nothing in this definition shall in and of itself cause the Obligations hereunder to be subordinated in priority of payment to any such Permitted Encumbrance or cause any Security Interests in favour of the Lenders or the Agent on behalf of the Lenders to rank subordinate to any such Permitted Encumbrance.
“Person” means any individual, firm, partnership (whether general or limited), company, corporation or other body corporate, Governmental Authority, agency, instrumentality, trust, unincorporated body of persons or association and the heirs, executors, administrators or other legal representatives of an individual.
“Petroleum Substances” means any one or more of crude oil, crude bitumen, synthetic crude oil, petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing, including hydrogen sulphide and sulphur.
“Plan” means an employee pension benefit plan (other than a Multiemployer Plan) maintained for employees of a Borrower or any member of the Controlled Group covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code.
“Platform” has the meaning set out in Section 16.19.
“POA LC” means a Letter of Credit issued by the Canadian Syndicated Facility Lenders (each as to their respective Rateable Portions thereof) under the Canadian Syndicated Facility and executed by the Agent in the name and on behalf of, as attorney-in-fact for, the Canadian Syndicated Facility Lenders, with each such Letter of Credit to include the provisions and to be substantially in the form annexed hereto as Schedule I.
“Power of Attorney” means a power of attorney provided by a Canadian Borrower to a Lender with respect to Bankers’ Acceptances in accordance with and pursuant to Section 6.4 hereof.
“Prepaid Obligations” means “take or pay”, forward sale, prepaid or similar liabilities of a Person whereby such Person is obligated to settle, at some future date, an obligation in respect of Petroleum Substances, whether by deliveries (accelerated or otherwise) of Petroleum Substances, the payment of money or otherwise however, including the transfer of any Petroleum Substances, whether in place or when produced, for a period of time until, or of an amount such that, the lender or purchaser will realize therefrom a specified amount of money (however determined, including by reference to interest rates or other factors which may not be fixed) or a specified amount of such products or any interest in property of the character commonly referred to as a “production payment” and all such obligations for which such Person is liable without having received and retained a payment therefor or having assumed such obligation.
“Primary Jurisdiction” means, collectively, any province or similar jurisdiction in Canada where (a) the Canadian Borrower and its Material Subsidiaries, in aggregate, directly own or operate any LMR Assets and (b) the aggregate associated undiscounted and uninflated abandonment and reclamation liabilities (expressed in nominal dollars) of such LMR Assets in such jurisdiction, as shown in the most recent Abandonment and Reclamation Report delivered to the Agent, are in excess of the Threshold Amount.
“Purchase Money Obligation” means any monetary obligation created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals or refundings of any such obligation, provided that the principal amount of such obligation outstanding on the date of such extension, renewal or refunding is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, erected or constructed thereon and the proceeds thereof.

“Quarter End” means March 31, June 30, September 30 and December 31 in each year.
“Rateable” and “Rateably” means, at any date of determination, the proportion that the Equivalent Amount in United States Dollars of the amount of the Secured Obligations of any Lender, Hedging Affiliate and Cash Manager thereof bears to the aggregate of the Equivalent Amount in United States Dollars of the Secured Obligations of all Lenders, Hedging Affiliates and/or Cash Managers, as determined at the Adjustment Time.
“Rateable Portion”, as regards any Lender, with regard to any amount of money, means (subject to Section 6.5 in respect of the rounding of allocations of Bankers’ Acceptances):
(a)in respect of the Canadian Syndicated Facility and Drawdowns, Conversions, Rollovers and Loans and other amounts payable thereunder, the product obtained by multiplying that amount by the quotient obtained by dividing (i) that Lender’s Canadian Syndicated Facility Commitment by (ii) the aggregate of all of the Lenders’ Canadian Syndicated Facility Commitment; and
(b)in respect of the U.S. Syndicated Facility and Drawdowns, Conversions, Rollovers and Loans and other amounts payable thereunder, the product obtained by multiplying that amount by the quotient obtained by dividing (i) that Lender’s U.S. Syndicated Facility Commitment by (ii) the aggregate of all of the Lenders’ U.S. Syndicated Facility Commitment,
and, when used with reference to (1) a Syndicated Facility taken as a whole, means the product obtained by multiplying the amount of the Drawdown, Conversion, Rollover or Loan, or other amount in respect thereof, by the percentage obtained by dividing the aggregate of that Lender’s applicable Commitments under such Syndicated Facility by the aggregate Commitments of such Syndicated Facility and (2) the Credit Facilities taken as a whole, means the product obtained by multiplying the amount of the Drawdown, Conversion, Rollover or Loan, or other amount in respect thereof, by the percentage obtained by dividing the aggregate of that Lender’s applicable Commitments by the Total Commitment; provided that, for certainty, with respect to a given Lender and the payment of all Obligations owing to such Lender (i) on the Maturity Date applicable to such Lender or (ii) pursuant to Section 2.20 or Section 2.22, the amount of such payment shall be deemed to be such Lender’s Rateable Portion.
“Regulations T, U, and X” mean Regulations T, U, and X of the Federal Reserve Board, as the same is from time to time in effect, and all official rulings and interpretations thereunder or thereof.
“Release” means any release, spill, emission, leak, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment including the movement of Hazardous Materials through ambient air, soil, surface water, ground water, wetlands, land or sub surface strata.
“Repayment Notice” means a notice substantially in the form annexed hereto as Schedule F to be given to the Agent by a Borrower pursuant hereto.
“Required Permits” means all Governmental Authorizations which are necessary at any given time for a Borrower and their Material Subsidiaries to own and operate its property, assets, rights and interests or to carry on its business and affairs.
“Required Rating” means, in respect of each Lender, a credit rating for long term senior unsecured and unsubordinated debt of such Lender of at least A+ by S&P and A1 by Moody’s.
“Resolution Authority” means, with respect to an EEA Financial Institution, an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.
“Rollover” means:
(a)with respect to any SOFR Loan, the continuation of all or a portion of such Loan (subject to the provisions hereof) for an additional Interest Period subsequent to the initial or any subsequent Interest Period applicable thereto;
(b)with respect to Bankers’ Acceptances, the issuance of new Bankers’ Acceptances or the making of new BA Equivalent Advances (subject to the provisions hereof) in respect of all or any portion of Bankers’ Acceptances (or BA Equivalent Advances made in lieu thereof) maturing at the end of the Interest Period applicable thereto, all in accordance with Article 6 hereof; and
(c)with respect to Letters of Credit, the extension or replacement of an existing Letter of Credit, provided the beneficiary thereof (including any successors or permitted assigns thereof) remains the same, the maximum amount available to be drawn thereunder is not increased, the currency in which the same is denominated remains the same and the terms upon which the same may be drawn remain the same, in each case, under the same Credit Facility under which the maturing Loan was made.
“Rollover Date” means the date of commencement of a new Interest Period applicable to a Loan and which shall be a Banking Day.
“Rollover Notice” means a notice substantially in the form annexed hereto as Schedule G to be given to the Agent by a Borrower pursuant hereto.
“S&P” means S&P Global Ratings, a division of S&P Global Inc. and any successors thereto.
“Sale-Leaseback” means an arrangement, transaction or series of arrangements or transactions under which title to any real property, tangible personal property or fixture is transferred by a Borrower or a Subsidiary (a “transferor”) to another Person which leases or otherwise grants the right to use such property to the transferor (or nominee of the transferor) and, whether or not in connection therewith, the transferor also acquires a right or is subject to an obligation to acquire such property or a material portion thereof, and regardless of the accounting treatment of such arrangement, transaction or series of arrangements or transactions.
“Sanctioned Person” means:
(a)a Person that is designated under, listed on, or owned or controlled by a Person designated under or listed on, or acting on behalf of a Person designated under or listed on, any Sanctions List;
(b)a Person that is located in, incorporated under the laws of, or owned or (directly or indirectly) controlled by, or acting on behalf of, a Person located in or organized under the laws of a country or territory that is the target of country-wide or territory-wide Sanctions;
(c)a Person that is otherwise a target of Sanctions (“target of Sanctions” signifying a Person with whom a Person or other national of a Sanctions Authority would be prohibited or restricted by law from engaging in trade, business or other activities); or
(d)any other Person to which one or more Lenders would not be permitted to make a loan, or provide funding, in accordance with the Sanctions, or otherwise deal with pursuant to the Sanctions.
“Sanctions” means the economic sanctions laws, regulations, embargoes or restrictive measures imposed, administered, enacted or enforced by any Sanctions Authority, including any sanctions or requirements imposed by, or based upon the obligations or authorities set forth in, the Special Economic Measures Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Canada), the Export and Import Permits Act (Canada) or the United Nations Act (Canada), the Executive Order, the U.S. Bank Secrecy Act (31 U.S.C. §§ 5311 et seq.), the U.S. Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956 et seq.), the USA Patriot Act of 2001, the U.S. International Emergency Economic Powers Act (50 U.S.C. §§ 1701 et seq.), the U.S. Trading with the Enemy Act (50 U.S.C. App. §§ 1 et seq.), the U.S. United Nations Participation Act, the U.S. Syria Accountability and Lebanese Sovereignty Act, the U.S. Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 or the Iran Sanctions Act (United States), or any of the foreign assets control regulations of the U.S. Department of the Treasury (including but not limited to 31 CFR, Subtitle B, Chapter V) or any other law or executive order relating thereto or regulation administered by OFAC; provided that, with respect to economic sanctions laws, regulations, embargoes or restrictive measures imposed, administered or enforced from time to time by any Sanctions Authority outside of Canada, only to the extent such sanctions or trade embargoes would not violate Applicable Law in Canada.

“Sanctions Authority” means any of: (a) the Canadian government; (b) the United States government; (c) the United Nations; (d) the European Union; (e) the United Kingdom; or (f) the respective governmental institutions, departments and agencies of any of the foregoing, including OFAC and Global Affairs Canada, the United States Department of State, and Her Majesty’s Treasury of the United Kingdom; “Sanctions Authorities” means all of the foregoing Sanctions Authorities, collectively.
“Sanctions List” means the “Specially Designated Nationals and Blocked Persons” list maintained by OFAC, the Current Sanctions Imposed by Canada List maintained by Global Affairs Canada, the Consolidated List of Financial Sanctions Targets and the Investment Ban List maintained by Her Majesty’s Treasury, or any substantially similar list maintained by, or public announcement of Sanctions designation made by, any of the Sanctions Authorities.
“Schedule I Lender” means a Lender which is a Canadian chartered bank listed on Schedule I to the Bank Act (Canada).
“Schedule II Lender” means a Lender which is a Canadian chartered bank listed on Schedule II to the Bank Act (Canada).
“Schedule III Lender” means a Lender which is an authorized foreign bank listed on Schedule III to the Bank Act (Canada).
“Second Lien Creditors” means, collectively, the lenders (including holders of any bonds, debentures, notes or other evidence of indebtedness under any Second Lien Financing Agreement), and any administrative or collateral agents or trustees from time to time under any Second Lien Financing Agreement, and includes any replacements thereof in connection with secured Junior Refinancing Debt.
“Second Lien Debt” means all Debt created, incurred or issued by the Canadian Borrower and which is owing to the Second Lien Creditors pursuant to the terms of a Second Lien Financing Agreement, which Debt has all of the following characteristics:
(a)the aggregate principal amount thereof outstanding at any one time shall not exceed, in the aggregate, U.S.$500,000,000;
(b)the proceeds thereof are used solely to redeem, retire, defease, purchase, prepay or otherwise acquire for value Notes and Other Unsecured Debt;
(c)an initial final maturity in respect of repayment of principal later than one years after the then latest Maturity Date in effect at the time such Second Lien Debt is created, incurred, assumed or guaranteed;
(d)no scheduled cash principal payments thereunder prior to the first anniversary after the then latest Maturity Date in effect at time such Second Lien Debt is created, incurred or issued;
(e)no Default or Event of Default is continuing at the time creation, incurrence or issuance of such Debt or would exist immediately thereafter;
(f)no mandatory redemption, purchase for cancellation or other repayment thereof (including any defeasance) in a circumstance when the Canadian Borrower is not also required to repay all Secured Obligations prior thereto;
(g)no cross-default to other Debt (as opposed to a cross-acceleration thereto or a payment default on maturity) or any maintenance financial tests (as opposed to an incurrence test); and
(h)such Debt is subject to a Second Lien Intercreditor Agreement.
“Second Lien Financing Agreement” means any credit agreement, indenture or other principal financing document by and between the Canadian Borrower and the Second Lien Creditors governing the terms and conditions of the Second Lien Debt as such agreement, indenture or other document may be amended, restated, supplemented or replaced from time to time as permitted hereunder and under the Second Lien Intercreditor Agreement.
“Second Lien Intercreditor Agreement” means an intercreditor agreement by and between the Borrowers, the Guarantors, the Second Lien Creditors (or a representative thereof), and the Agent on behalf of itself, the Lenders and the Hedging Affiliates, as amended, restated, supplemented or replaced from time to time, which intercreditor agreement shall incorporate the material terms set forth in Schedule L attached hereto with such amendments as may be agreed to by (a) the Agent in the case of amendments that are solely administrative in nature, or (b) in all other cases, the Majority of the Lenders, acting reasonably, and shall otherwise be in form and substance satisfactory to the Agent (acting reasonably).
“Secured Obligations” means, collectively, the Obligations, the Lender Financial Instrument Obligations and the Cash Management Obligations.
“Security” means, collectively, the guarantees, debentures, debenture pledge agreements, pledge agreements, assignments and other security agreements executed and delivered, or required to be executed and delivered, by the Borrowers and their Material Subsidiaries under and pursuant to this Agreement and shall include (a) in respect of the Canadian Borrower, the guarantee, the floating charge demand debenture, the debenture pledge agreement and the general security agreement substantially in the forms of Schedules H-1, H-2, H-3 and H-4, respectively, annexed hereto with such modifications and insertions as may be required by the Agent, acting reasonably, (b) in respect of each Canadian Material Subsidiary, a guarantee, a floating charge demand debenture, a debenture pledge agreement and a general security agreement substantially in the forms of Schedules H-5, H-6, H-7 and H-8, respectively, annexed hereto with such modifications and insertions as may be required by the Agent, acting reasonably, (c) in the case of the U.S. Borrower and any foreign Material Subsidiaries (but subject to Section 11.1(1) in respect of the Baytex LuxCo), such guarantees, debentures, debenture pledge agreements, pledge agreements, control agreements, assignments, security agreements, stock transfer powers executed in blank and other agreements, documents or instruments as required to secure the Obligations and Lender Financial Instrument Obligations, equally and rateably, by first priority Security Interests on, to and against, subject to Section 11.1, all present and future property, assets and undertaking of the U.S. Borrower and such foreign Material Subsidiaries, each in form and substance satisfactory to the Agent, acting reasonably, and (d) in the case of the Borrowers and their Material Subsidiaries with U.S. P&NG Assets, subject to Section 11.1, a mortgage or deed of trust, as applicable, in respect of such U.S. P&NG Assets in form and substance satisfactory to the Agent, acting reasonably.
“Security Interest” means mortgages, charges, pledges, hypothecs, assignments by way of security, conditional sales or other title retentions, security created under the Bank Act (Canada), liens, encumbrances, security interests or other interests in property, howsoever created or arising, whether fixed or floating, perfected or not, which secure payment or performance of an obligation and, including, in any event:
(a)(i) deposits or transfers of cash, marketable securities or other financial assets or (ii) rights of set-off or (iii) other preferential arrangements, which in any case are made, created or entered into, as the case may be, for the purpose of or having the effect (directly or indirectly) of (A) securing Debt or (B) preferring some holders of Debt over other holders of Debt;
(b)the rights of lessors under capital leases and any other lease financing; and
(c)absolute assignments of accounts receivable, except for absolute assignments of accounts receivable made in conjunction with a sale of related P&NG Rights which is permitted by the provisions hereof.
“Senior Secured Debt” means, on any date of determination, the aggregate of the following (without duplication):
(a)the principal amount of the Obligations and, to the extent the same are due and payable and have not been paid as and when required by the Financial Instrument governing the same, the Lender Financial Instrument Obligations;

(b)the principal amount of the obligations secured by the Permitted Encumbrances referenced in subparagraphs (o) and (q) (and, to the extent relevant to any of such subparagraphs, subparagraph (s)) of the definition thereof; and
(c)if the Liability Management Rating of the Canadian Borrower or any Material Subsidiary which owns or operates any LMR Assets in any Primary Jurisdiction is less than 2.00 at any Quarter End (an “Affected Loan Party”), an aggregate amount equal to the Undiscounted Non-Producing ARO of each such Affected Loan Party in such Primary Jurisdiction shall be included as Senior Secured Debt at such Quarter End.
“Senior Secured Debt to EBITDA Ratio” means, as at a Quarter End, the ratio of (a) Senior Secured Debt as at such Quarter End to (b) EBITDA for the 12 months ending as at such Quarter End.
“SOFR” means a rate per annum equal to the secured overnight financing rate as administered by the SOFR Administrator.
“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).
“SOFR Loan” means an Advance in, or Conversion into, United States Dollars made by the Lenders (or any of them) to a Borrower with respect to which such Borrower has specified that interest is to be calculated at a rate based on Adjusted Term SOFR (other than pursuant to clause (iii) of the definition of “U.S. Base Rate”), and each Rollover in respect thereof.
“Subsidiary” means, with respect to any Person (“X”):
(a)any corporation of which at least a majority of the outstanding shares having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time shares of any other class or classes of such corporation might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues) is at the time directly, indirectly or beneficially owned or controlled by X or one or more of its Subsidiaries, or X and one or more of its Subsidiaries;
(b)any partnership of which, at the time, X, or one or more of its Subsidiaries, or X and one or more of its Subsidiaries: (i) directly, indirectly or beneficially own or control more than 50% of the income, capital, beneficial or ownership interests (however designated) thereof; and (ii) is a general partner, in the case of limited partnerships, or is a partner or has authority to bind the partnership, in all other cases; or
(c)any other Person of which at least a majority of the income, capital, beneficial or ownership interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by X, or one or more of its Subsidiaries, or X and one or more of its Subsidiaries, provided that, unless otherwise expressly provided or the context otherwise requires, references herein to “Subsidiary” or “Subsidiaries” shall be and shall be deemed to be references to Subsidiaries of the Canadian Borrower.
“Successor Agent” has the meaning set out in Section 15.10.
“Syndicated Facilities” means, collectively, the Canadian Syndicated Facility and the U.S. Syndicated Facility, and “Syndicated Facility” mean either of such credit facilities.
“Takeover” has the meaning set out in Section 2.25(1).
“Target” has the meaning set out in Section 2.25(1).
“Taxes” means all taxes, levies, imposts, stamp taxes, duties, fees, deductions, withholdings, charges, compulsory loans or restrictions or conditions resulting in a charge which are imposed, levied, collected, withheld or assessed by any country or political subdivision or taxing authority thereof now or at any time in the future, together with interest thereon and penalties, charges or other amounts with respect thereto, if any, and “Tax” and “Taxation” shall be construed accordingly.
“Term SOFR” means, for any Interest Period for a SOFR Loan, the Term SOFR Reference Rate (rounded upward to the nearest fifth decimal place, if necessary) for a tenor comparable to the applicable Interest Period on the day (the “Term SOFR Determination Day”) that is two U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three U.S. Government Securities Business Days prior to such Term SOFR Determination Day. If such first preceding U.S. Government Securities Business Day is more than three U.S. Government Securities Business Days prior to such Term SOFR Determination Day, Section 13.1 will apply.
“Term SOFR Adjustment” means, with respect to Term SOFR, [redacted] per annum for an Interest Period of one-months’ duration, [redacted] per annum for an Interest Period of three-months’ duration, and [redacted] per annum for an Interest Period of six-months’ duration.
“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Agent in its discretion, acting reasonably).
“Term SOFR Determination Day” has the meaning assigned to it under the definition of Term SOFR.
“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.
“Termination Event” means an automatic early termination of obligations relating to a Lender Financial Instrument under any agreement relating thereto without any notice being required from a Lender.
“Threshold Amount” means the greater of:
(a)U.S.$ 35,000,000; and
(b)1.5% of Consolidated Tangible Assets (expressed in United States Dollars).
“Total Canadian Commitment” means, as at any relevant date of determination, an amount equal to the aggregate Commitments of all Lenders under the Canadian Credit Facilities.
“Total Commitment” means the aggregate of the Total Canadian Commitment and the Total U.S. Commitment.
“Total U.S. Commitment” means, as at any relevant date of determination, an amount equal to the aggregate Commitments of all Lenders under the U.S. Credit Facilities.
“UK Bribery Act” means the United Kingdom Bribery Act 2010, including any subordinate legislation thereunder.
“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended form time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any Person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain Affiliates of such credit institutions or investment firms.
“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“Undiscounted Non-Producing ARO” means the aggregate uninflated and undiscounted abandonment and reclamation obligations of the Canadian Borrower and its Material Subsidiaries for all LMR Assets in the applicable Primary Jurisdiction(s) which are inactive (non-producing), suspended or abandoned.
“Uniform Customs for Letters of Credit” has the meaning set out in Section 7.12(7).
“Uniform Customs for Letters of Guarantee” has the meaning set out in Section 7.12(7).
“United States Dollars” and “U.S.$” means the lawful money of the United States of America.
“U.S. Assigned Interests” has the meaning set out in Section 2.22(5).
“U.S. Base Rate” means, for any day, a rate per annum equal to the greatest of:
(a)the annual rate of interest announced from time to time by the Agent as being its reference rate of interest then in effect for determining interest rates on United States Dollar demand loans in Canada in effect on such day;
(b)the rate of interest per annum for such day or, if such day is not a Banking Day, on the immediately preceding Banking Day, equal to the sum of the Federal Funds Rate (expressed for such purpose as a yearly rate per annum, on the basis of a year of 365 days, in accordance with Section 5.4), plus 1.00% per annum; and
(c)Adjusted Term SOFR for a one-month tenor in effect for such day plus 1.00% per annum, provided that, (i) if all such rates are equal, then the “U.S. Base Rate” shall be the rate specified in clause (a) above and (ii) to the extent such highest rate as calculated above shall, at any time, be less than the Floor, such rate shall be deemed to be the Floor for all purposes herein.
“U.S. Base Rate Loan” means an Advance in, or Conversion into, United States Dollars made by the Lenders (or any one of them) to a Borrower with respect to which such Borrower has specified or a provision hereof requires that interest is to be calculated by reference to the U.S. Base Rate.
“U.S. Certificate of Title Vehicles” means motor vehicles, aircraft, rolling stock and other assets located in the United States of America in respect of which perfection under the Uniform Commercial Code is subject to certificate-of-title statutes.
“U.S. Credit Facilities” means, collectively, the U.S. Syndicated Facility and the U.S. Operating Facility, and “U.S. Credit Facility” means any one of such credit facilities.
“U.S. Facility Commitment” means a U.S. Syndicated Facility Commitment or a U.S. Operating Facility Commitment, as applicable.
“U.S. Facility Lender” means a Lender identified on Schedule A annexed hereto which has provided a U.S. Facility Commitment.
“U.S. Fixed Charge Threshold” means P&NG Leases and P&NG Rights representing 90% of the total present value of proved, developed, producing reserves of Petroleum Substances located in the United States of America.
“U.S. Syndicated Facility Fronting Lender Withdrawal Notice” has the meaning set out in Section 7.7(1).
“U.S. Government Securities Business Day” means any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.
“U.S. Intellectual Property” means patents, trademarks, copyrights and other similar intellectual property issued or created under the federal laws of the United States of America or any state thereof.

“U.S. Operating Facility” means the credit facility in the maximum principal amount of U.S.$10,000,000 to be made available to the U.S. Borrower by the U.S. Operating Lender in accordance with the provisions hereof, subject to any reduction or increase in accordance with the provisions hereof.
“U.S. Operating Facility Commitment” means the commitment by the U.S. Operating Lender under the U.S. Operating Facility to provide the amount of United States Dollars set forth opposite its name in Part 2 of Schedule A annexed hereto, subject to any reduction or increase in accordance with the terms hereof.
“U.S. Operating Facility Maturity Date” means, in respect of the Obligations owing to the U.S. Operating Lender under the U.S. Operating Facility, April 1, 2026 or such later date to which the same may be extended in accordance with Section 2.23.
“U.S. Operating Lender” means the Lender having the U.S. Operating Facility Commitment, being The Bank of Nova Scotia.
“U.S. Operating Lender’s Account” means the following accounts maintained by the U.S. Operating Lender to which payments and transfers in respect of the U.S. Operating Facility under this Agreement are to be effected:
[redacted]
or such other account or accounts as the U.S. Operating Lender may from time to time designate by notice to the U.S. Borrower.
“U.S. P&NG Assets” means P&NG Leases and P&NG Rights located in the United States of America.
“U.S. Person” means any Person that is a “United States Person” as defined in Section 7701(a)(30) of the Code.
“U.S. Syndicated Facility” means the credit facility in the maximum principal amount of U.S.$190,000,000 to be made available to the U.S. Borrower by the Lenders in accordance with the provisions hereof, subject to any reduction or increase in accordance with the provisions hereof.
“U.S. Syndicated Facility Commitment” means the commitment by each Lender under the U.S. Syndicated Facility to provide the amount of United States Dollars set forth opposite its name in Part 1 of Schedule A annexed hereto, subject to any reduction or increase in accordance with the provisions hereof.
“U.S. Syndicated Facility Fronting Lender” means The Bank of Nova Scotia and/or such other U.S. Syndicated Facility Lender agreed to by the Canadian Borrower and which is acceptable to the Agent, acting reasonably, and that assume in writing with the Canadian Borrower, the Agent and the U.S. Syndicated Facility Lenders, the obligations of the U.S. Syndicated Facility Fronting Lender hereunder.
“U.S. Syndicated Facility Lender” means a Lender identified on Schedule A annexed hereto which has provided a U.S. Syndicated Facility Commitment.
“U.S. Syndicated Facility Maturity Date” means, in respect of the Obligations owing to a given Lender under the U.S. Syndicated Facility, April 1, 2026 or such later date to which the same may be extended from time to time with respect to a given Lender in accordance with Section 2.20.
“U.S. Syndicated Lenders” means the Lenders having U.S. Syndicated Facility Commitments.
“U.S. Tax Compliance Certificate” has the meaning set out in Section 8.5(3)(b).
“Voting Shares” means capital stock of any class of any corporation which carries voting rights to elect the board of directors thereof under any circumstances, provided that, for purposes hereof, shares which carry the right to so vote conditionally upon the happening of an event shall not be considered Voting Shares until the occurrence of such event.

“Wholly-Owned Subsidiary” means, with respect to any Person (“X”):
(a)a corporation, all of the issued and outstanding shares in the capital of which are beneficially held by:
(i)X;
(ii)X and one or more corporations, where all of the issued and outstanding shares in the capital of such corporations are held by X; or
(iii)two or more corporations, where all of the issued and outstanding shares in the capital of such corporations are held by X;
(b)a corporation which is a Wholly-Owned Subsidiary of a corporation that is a Wholly-Owned Subsidiary of X;
(c)a partnership, all of the partners of which are X and/or Wholly-Owned Subsidiaries of X; or
(d)any Person of which all of the income, capital, beneficial and ownership interests (however designated) are beneficially owned and controlled by X and/or Wholly-Owned Subsidiaries of X, provided that unless otherwise expressly provided or the context otherwise requires, references herein to “Wholly-Owned Subsidiary” or “Wholly-Owned Subsidiaries” shall be and shall be deemed to be references to Wholly-Owned Subsidiaries of the Canadian Borrower.
“Write-Down and Conversion Powers” means:
(a)with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule; and
(b)with respect to the United Kingdom, any powers of the applicable UK Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that Person or any other Person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.
1.2Headings; Articles and Sections
The division of this Agreement into Articles and Sections, the table of contents contained herein and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.
1.3Gender and Number; including; successors; in writing
Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, and words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them. References herein to any Person shall, unless the context otherwise requires, include such Person’s successors and permitted assigns. References herein to “in writing” or “written” includes printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception, including facsimile.
1.4Accounting Principles
(1)Wherever in this Agreement reference is made to GAAP, such reference shall be deemed to be to the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise expressly provided or contemplated herein to be applicable on an unconsolidated basis) as at the date on which such calculation or determination is made or required to be made in accordance with GAAP. Where the character or amount of any asset or liability or item of revenue or expense or amount of equity is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any other Document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with GAAP applied on a consistent basis.
(2)If the Canadian Borrower, the Agent or the Lenders determine at any time that any amount required to be determined hereunder would be materially different if such amount were determined in accordance with:
(a)GAAP applied by the Canadian Borrower in respect of its financial statements on June 4, 2014 (“Old GAAP”), rather than
(b)GAAP subsequently in effect and applied by the Canadian Borrower in respect of its financial statements and utilized for purposes of determining such amount, then written notice of such determination shall be delivered by the Canadian Borrower to the Agent, in the case of a determination by the Canadian Borrower, or by the Agent to the Canadian Borrower, in the case of a determination by the Agent or the Lenders.
(3)If the Canadian Borrower adopts a change in an accounting policy in the preparation of its financial statements in order to conform to accounting recommendations, guidelines, or similar pronouncements, or legislative requirements, and such change would require disclosure thereof under Old GAAP, or could reasonably be expected to adversely affect (a) the rights of, or the protections afforded to, the Agent or the Lenders hereunder or (b) the position either of the Canadian Borrower or of the Agent or the Lenders hereunder, the Canadian Borrower shall so notify the Agent, describing the nature of the change and its effect on the current and immediately prior year’s financial statements in accordance with Old GAAP and in detail sufficient for the Agent and the Lenders to make the determination required of them in the following sentence. If either the Canadian Borrower, the Agent or the Lenders determine at any time that such change in accounting policy results in an adverse change either (i) in the rights of, or protections afforded to, the Agent or the Lenders intended to be derived, or provided for, hereunder or (ii) in the position either of the Canadian Borrower or of the Agent and the Lenders hereunder, written notice of such determination shall be delivered by the Canadian Borrower to the Agent, in the case of a determination by the Canadian Borrower, or by the Agent to the Canadian Borrower, in the case of a determination by the Agent or the Lenders.
(4)Upon the delivery of a written notice pursuant to Section 1.4(2) or Section 1.4(3), the Canadian Borrower and the Agent on behalf of the Lenders shall meet to consider the impact of such change in Old GAAP or such change in accounting policy, as the case may be, on the rights of, or protections afforded to, the Agent and the Lenders or on the position of the Canadian Borrower or of the Agent and the Lenders and shall in good faith negotiate to execute and deliver an amendment or amendments to this Agreement in order to preserve and protect the intended rights of, or protections afforded to, the Agent and the Lenders on the date hereof or the position of the Canadian Borrower or the Agent and the Lenders (as the case may be); provided that, until this Agreement has been amended in accordance with the foregoing, then for all purposes hereof, the applicable changes from Old GAAP or in accounting policy (as the case may be) shall be disregarded hereunder and any amount required to be determined hereunder shall, nevertheless, continue to be determined under Old GAAP and the Canadian Borrower’s prior accounting policy. For the purposes of this Section 1.4, the Canadian Borrower, the Lenders and the Agent acknowledge that the amendment or amendments to this Agreement are to provide substantially the same rights and protection to the Agent and the Lenders as is intended by this Agreement on the date hereof. If the Canadian Borrower and the Agent on behalf of the Lenders do not (for any reason whatsoever) mutually agree (in their respective sole discretions, without any obligation to so agree) on such amendment or amendments to this Agreement within 60 days following the date of delivery of such written notice, the Canadian Borrower shall continue to provide financial statements in accordance with Old GAAP and, for all purposes hereof, the applicable changes from Old GAAP or in accounting policy (as the case may be) shall be disregarded hereunder and any amount required to be determined hereunder shall, nevertheless, continue to be determined under Old GAAP and the Canadian Borrower’s prior accounting policy.
1.5References to Agreements and Enactments
Reference herein to any agreement, instrument, licence or other document shall be deemed to include reference to such agreement, instrument, licence or other document as the same may from time to time be amended, modified, supplemented or restated in accordance with the provisions of this Agreement if and to the extent such provisions are applicable; and reference herein to any enactment shall be deemed to include reference to such enactment as re-enacted, amended or extended from time to time and to any successor enactment.
1.6Per Annum Calculations
Unless otherwise stated, wherever in this Agreement reference is made to a rate “per annum” or a similar expression is used, such rate is expressed on the basis of, and shall be calculated on the basis of a year of 365 days.
1.7Schedules
The following are the Schedules annexed hereto and incorporated by reference and deemed to be part hereof:

Schedule A	-	Lenders and Commitments
Schedule B	-	Assignment Agreement
Schedule C	-	Compliance Certificate
Schedule D	-	Conversion Notice
Schedule E	-	Drawdown Notice
Schedule F	-	Repayment Notice
Schedule G	-	Rollover Notice
Schedule H-1 to H-8	-	Security
Schedule I	-	Form of POA LC
Schedule J	-	Subsidiaries
Schedules K-1 to K-4	-	Certain U.S. Tax Certificates
Schedule L	-	Material Terms of Second Lien Intercreditor Agreement.
Schedule M	-	Form of Annual ARO Reporting

1.8Amendment and Restatement
(1)On the date on which all of the conditions set forth in Section 3.1 have been satisfied (or waived in writing by all of the Lenders in accordance with Section 3.3):
(a)the Existing Parent Credit Agreement shall be and is hereby amended and restated in the form of this Agreement;
(b)all Loans (as that term is defined in the Existing Parent Credit Agreement) and other amounts outstanding under the Existing Parent Credit Agreement prior to the date hereof shall continue to be outstanding under this Agreement and shall be deemed to be Loans and other Obligations owing by the Borrowers to the Lenders under this Agreement under the respective Credit Facility that the Loans in question were issued or advanced, as the case may be (for certainty, (i) amounts outstanding under the Canadian Syndicated Facility (as the term is defined in the Existing Parent Credit Agreement) are now amounts outstanding under the Canadian Syndicated Facility, (ii) amounts outstanding under the U.S. Facility (as the term is defined in the Existing Parent Credit Agreement) are now amounts outstanding under the U.S. Syndicated Facility, and (iii) amounts outstanding under the Operating Facility (as the term is defined in the Existing Parent Credit Agreement) are now amounts outstanding under the Canadian Operating Facility; the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent (including the assignment of interests in, or the purchase of participations in, such outstanding Loans) to give effect to the foregoing and to ensure that the aggregate Obligations owing to each Lender are outstanding in proportion to each Lender’s Rateable Portion of all outstanding Obligations after giving effect to the foregoing; provided that, the foregoing provisions of this Section 1.8(1)(b) shall not apply to Bankers’ Acceptances outstanding on the date hereof, such Bankers’ Acceptances being subject to and dealt with pursuant to Section 1.8(1)(c) hereof; and
(c)the parties hereby acknowledge that, on the date hereof, Bankers’ Acceptances having terms to maturity ending after the date hereof are outstanding (the “Outstanding BAs”); notwithstanding any provision of this Agreement to the contrary, it is acknowledged and agreed by the parties hereto that all rights and interests of the Lenders in respect of, and any obligation of the Canadian Borrower to pay or reimburse the Lenders in respect of, the Outstanding BAs are solely a risk and for the account of the Lenders based upon their respective Rateable Portions as in effect under the Existing Parent Credit Agreement and prior to and without regard to the provisions of this Agreement; from time to time, as the Outstanding BAs mature and Rollovers and Conversions are made by the Canadian Borrower in respect thereof, each of the Lenders shall participate in the Loans effecting such Rollovers and Conversions to the full extent of its Canadian Syndicated Facility Commitment and Rateable Portion therein after giving effect to the provisions of this Agreement.
(2)References herein to the “date hereof” or similar expressions shall be and shall be deemed to be to the date of the execution and delivery hereof, being April 1, 2022.
1.9Changes in Liability Management Rating System
If:
(a)as a result of any change in any applicable law, rule, policy, regulation, order or directive (or in the interpretation of any thereof):
(i)any applicable Energy Regulator ceases to use a Liability Management Rating as a means of determining whether a Person is in compliance with such Energy Regulator’s abandonment and reclamation rules, policies, regulations orders or directives in any Primary Jurisdiction,
(ii)a material change occurs in the methodology used in calculating the Liability Management Rating in any Primary Jurisdiction (including any changes in the factors used to calculate such rating which would have a material effect upon the calculation of such rating),
(iii)a material change is made to the minimum Liability Management Rating thresholds in any Primary Jurisdiction which are used to determine whether any licenses for wells, facilities, pipelines and other physical assets relevant to the determination of the Liability Management Rating can be transferred or whether any security deposits will be required to be provided to the applicable Energy Regulator (the “Minimum Statutory LMR”), or
(iv)for the purposes of adjusting Section 12.1(y) only, either (A) there is a material increase or decrease in the assumed netback values (or equivalent) used by the applicable Energy Regulator in any Primary Jurisdiction in determining “deemed assets” (or the equivalent) for the purposes of calculating the Liability Management Rating or (B) there is a material increase or decrease in the assumed reclamation and abandonment costs (or the equivalent) used by the applicable Energy Regulator in any Primary Jurisdiction in determining “deemed liabilities” (or the equivalent) for the purposes of calculating the Liability Management Rating in such Primary Jurisdiction; or
(b)except for the purposes of adjusting Section 12.1(y), any “force majeure” event or similar circumstance occurs which materially reduces the cash flow derived from oil and gas production of the Canadian Borrower or its Material Subsidiaries for an extended period of time, and as a consequence thereof, the “deemed assets” component of the Liability Management Rating for such Person in any Primary Jurisdiction is materially reduced;
then, in any such case, at the written request of the Agent or the Majority of the Lenders to the Canadian Borrower or of the Canadian Borrower to the Agent and the Lenders, the Canadian Borrower and the Agent shall enter into good faith discussions with a view to determining a comparable rating system, calculation or threshold, as applicable, to amend or replace the concept or usage of Liability Management Rating as set forth herein (or, in the case of clause (b) above, to adjust for such force majeure event or circumstance for so long as it is continuing), with the objective of having the respective positions of the Lenders and the Borrowers after such change(s) conform as nearly as possible to their respective positions immediately prior to such change(s) (subject to ensuring that the threshold in Section 12.1(y) at least equals the Minimum Statutory LMR and, to the extent practicable, exceeds the Minimum Statutory LMR by an equitable amount); provided that, until any such agreement is reached, the Liability Management Rating and all related calculations and thresholds hereunder shall continue to be calculated by the Canadian Borrower in consultation with the Agent acting in good faith as if no such change had occurred.
Upon the Canadian Borrower and the Agent agreeing on such a comparable rating system, calculation or threshold, as applicable, the Borrowers and the Lenders shall enter into documentation to amend the provisions hereof to give effect to such agreement and to make all other adjustments incidental thereto. The parties hereto agree that such amendment shall require the consent of the Majority of the Lenders, such consent not to be unreasonably withheld, notwithstanding anything to the contrary set out herein.
1.10Interest Rates; Benchmark Notification
The interest rate on a Loan denominated in United States Dollars may be derived from an interest rate benchmark that may be discontinued or is, or may in the future become, the subject of regulatory reform. Upon the occurrence of a Benchmark Transition Event, Section 13.4 provides a mechanism for determining an alternative rate of interest. The Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to: (a) the continuation of, the administration of, submission of, calculation of, performance of or any other matter related to any interest rate used in this Agreement (including the Canadian Prime Rate, CDOR Rate, CDOR Successor Rate, U.S. Base Rate, Daily Simple SOFR, Adjusted Daily Simple SOFR, SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR or any component definition thereof or rates referred to in the definition thereof, or with respect to any alternative or successor rate thereto, or replacement rate thereof (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Canadian Prime Rate, CDOR Rate, CDOR Successor Rate, U.S. Base Rate, Daily Simple SOFR, Adjusted Daily Simple SOFR, SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR or any other Benchmark (or any component thereof) prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. The Agent and its affiliates and/or other related entities may engage in transactions that affect the calculation of any interest rate (or component thereof) used in this Agreement or any alternative, successor or replacement rate (including any Benchmark Replacement) and/or any relevant adjustments thereto, in each case, in a manner adverse to a Borrower. The Agent may select information sources or services in its reasonable discretion to ascertain any interest rate used in this Agreement, any component thereof, or rates referred to in the definition thereof or any other Benchmark, in each case pursuant to and in accordance with the terms of this Agreement, and shall have no liability to any Borrower, any Lender or any other Person for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

Article 2
THE CREDIT FACILITIES
2.1The Credit Facilities
(1)Subject to the terms and conditions hereof, each of the Canadian Syndicated Facility Lenders shall make available to the Canadian Borrower such Lender’s Rateable Portion of the Canadian Syndicated Facility and the Canadian Operating Lender shall make available to the Canadian Borrower the Canadian Operating Facility. Subject to Section 2.18, the Outstanding Principal under a given Canadian Credit Facility shall not exceed the maximum principal amount of such Canadian Credit Facility.
(2)Subject to the terms and conditions hereof, each of the U.S. Syndicated Lenders shall make available to the U.S. Borrower such Lender’s Rateable Portion of the U.S. Syndicated Facility, and the U.S. Operating Lender shall make available to the U.S. Borrower the U.S. Operating Facility. The Outstanding Principal under a given U.S. Credit Facility shall not exceed the maximum principal amount of such U.S. Credit Facility.
2.2Types of Availments; Overdraft Loans
(1)The Canadian Borrower may, in Canadian Dollars, make Drawdowns, Conversions and Rollovers under either of the Canadian Credit Facilities of Canadian Prime Rate Loans and Bankers’ Acceptances and may, in United States Dollars, make Drawdowns, Conversions and Rollovers under either of the Canadian Credit Facilities of U.S. Base Rate Loans and SOFR Loans. In addition, the Canadian Borrower may make Drawdowns and Rollovers under the Canadian Credit Facilities of Letters of Credit denominated in Canadian Dollars or United States Dollars; provided that, the Outstanding Principal of Letters of Credit outstanding under the Canadian Syndicated Facility shall not exceed U.S.$75,000,000 (or the Equivalent Amount thereof in Canadian Dollars) at any time. The Canadian Borrower shall have the option, subject to the terms and conditions hereof, to determine which types of Loans shall be drawn down and in which combinations or proportions.
(2)The U.S. Borrower may, in United States Dollars, make Drawdowns, Conversions and Rollovers under the U.S. Credit Facilities of U.S. Base Rate Loans and SOFR Loans. In addition, the U.S. Borrower may make Drawdowns and Rollovers under the U.S. Credit Facilities of Letters of Credit denominated in United States Dollars; provided that, the Outstanding Principal of Letters of Credit outstanding under the U.S. Syndicated Facility shall not exceed U.S.$30,000,000 at any time. The U.S. Borrower shall have the option, subject to the terms and conditions hereof, to determine which types of Loans shall be drawn down and in which combinations or proportions.
(3)In addition to the foregoing, overdrafts (each, an “Overdraft Loan”) arising from clearance of cheques or drafts drawn on: (a) the Canadian Dollar accounts and United States Dollar accounts of the Canadian Borrower maintained with the Canadian Operating Lender, and designated by the Canadian Operating Lender for such purpose, shall be deemed to be outstanding as Canadian Prime Rate Loans and U.S. Base Rate Loans, respectively, under the Canadian Operating Facility and (b) the United States Dollar account of the U.S. Borrower maintained with the U.S. Operating Lender, and designated by the U.S. Operating Lender for such purpose, shall be deemed to be outstanding as U.S. Base Rate Loans under the U.S. Operating Facility. All references to Canadian Prime Rate Loans and U.S. Base Rate Loans (as applicable) shall include Overdraft Loans. For certainty, notwithstanding Section 2.7 or 2.15, no Drawdown Notice or Repayment Notice need be delivered by the Canadian Borrower or the U.S. Borrower in respect of Overdraft Loans and no Conversions of Overdraft Loans shall be permitted hereunder.
2.3Purpose
(1)The Canadian Credit Facilities are being made available for the general corporate purposes of the Canadian Borrower.
(2)The U.S. Credit Facilities are being made available for the general corporate purposes of the U.S. Borrower.

2.4Availability and Nature of the Credit Facilities
(1)Subject to the terms and conditions hereof, the relevant Borrower may make Drawdowns under a Credit Facility, in respect of the Commitments of a given Lender prior to, and only prior to, the Maturity Date applicable to such Lender.
(2)Prior to the Maturity Date applicable to a Lender, each of the Credit Facilities shall be a revolving credit facility: that is, the relevant Borrower may increase or decrease Loans under each such Credit Facility, by making Drawdowns, repayments and further Drawdowns.
(3)For certainty, in no event shall a Lender be required to fund, participate in, or otherwise provide any portion of a Loan under a Credit Facility which has a maturity date or expiry date, or which has an Interest Period which will expire, after the Maturity Date applicable to such Lender in respect of such Credit Facility. In no event shall a Borrower request, or be entitled to obtain, a Loan under a Credit Facility which has a maturity or expiry date, or which has an Interest Period which will expire after the earliest Maturity Date then applicable to a Lender in respect of such Credit Facility.
2.5Minimum Drawdowns
(1)Each Drawdown under the Syndicated Facilities of the following types of Loans (as applicable to the Credit Facility in question) shall be available in the following amounts indicated:
(a)Canadian Prime Rate Loans in minimum principal amounts of Cdn.$3,000,000 and Drawdowns in excess thereof in integral multiples of Cdn.$100,000;
(b)Bankers’ Acceptances in minimum aggregate amounts of Cdn.$5,000,000 at maturity and Drawdowns in excess thereof in integral multiples of Cdn.$100,000;
(c)SOFR Loans in minimum principal amounts of U.S.$5,000,000 and Drawdowns in excess thereof in integral multiples of U.S.$100,000; and
(d)U.S. Base Rate Loans in minimum principal amounts of U.S.$3,000,000 and Drawdowns in excess thereof in integral multiples of U.S.$100,000.
(2)Each Drawdown under the Operating Facilities of the following types of Loans (as applicable to the Credit Facility in question) shall be available in the following amounts indicated:
(a)Bankers’ Acceptances in minimum aggregate amounts of Cdn.$500,000 at maturity and Drawdowns in excess thereof in integral multiples of Cdn.$100,000; and
(b)SOFR Loans in minimum principal amounts of U.S.$500,000 and Drawdowns in excess thereof in integral multiples of U.S.$100,000.
2.6SOFR Loan Availability
Drawdowns of, Conversions into and Rollovers of requested SOFR Loans may only be made upon the Agent’s or the relevant Operating Lender’s (as applicable) prior favourable determination with respect to the matters referred to in Section 13.1.
2.7Notice Periods for Drawdowns, Conversions and Rollovers
(1)Subject to the provisions hereof, the Canadian Borrower or the U.S. Borrower (as applicable) may make any Drawdown, Conversion or Rollover under the applicable Syndicated Facility, by delivering a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be (executed in accordance with the definition of Officer’s Certificate), with respect to a specified type of Loan to the Agent not later than:
(a)9:00 a.m. (Calgary time) three (3) Banking Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for the Drawdown of, Conversion into or the Rollover of SOFR Loans;

(b)9:00 a.m. (Calgary time) two (2) Banking Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for the Drawdown of, Conversion into or Rollover of Bankers’ Acceptances;
(c)9:00 a.m. (Calgary time) one (1) Banking Day prior to the proposed Drawdown Date or Conversion Date, as the case may be, for Drawdowns of or Conversions into Canadian Prime Rate Loans and/or U.S. Base Rate Loans; and
(d)9:00 a.m. (Calgary time) three (3) Banking Days prior to the proposed Drawdown Date or Rollover Date, as the case may be, for the Drawdown or Rollover of Letters of Credit under either the Canadian Syndicated Facility or the U.S. Syndicated Facility.
(2)Subject to the provisions hereof, the Canadian Borrower or the U.S. Borrower (as applicable) may make a Drawdown, Conversion or Rollover under the applicable Operating Facility by delivering a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be (executed in accordance with the definition of Officer’s Certificate), with respect to a specified type of Loan to the applicable Operating Lender (with a copy to the Agent) not later than:
(a)9:00 a.m. (Calgary time) three (3) Banking Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for the Drawdown of, Conversion into or the Rollover of SOFR Loans;
(b)9:00 a.m. (Calgary time) one (1) Banking Day prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for the Drawdown of, Conversion into or Rollover of Bankers’ Acceptances;
(c)9:00 a.m. (Calgary time) on the proposed Drawdown Date or Conversion Date, as the case may be, for Drawdowns of or Conversions into Canadian Prime Rate Loans and/or U.S. Base Rate Loans; and
(d)9:00 a.m. (Calgary time) two (2) Banking Days prior to the proposed Drawdown Date or Rollover Date, as the case may be, for the Drawdown or Rollover of Letters of Credit.
2.8Conversion Option
Subject to the provisions of this Agreement and except for Letters of Credit, a Borrower may convert the whole or any part of any type of Loan under a Credit Facility into any other type of permitted Loan under the same Credit Facility by giving, in the case of a Syndicated Facility, the Agent, or, in the case of an Operating Facility, the applicable Operating Lender (with a copy to the Agent), a Conversion Notice in accordance herewith; provided that:
(a)Conversions of SOFR Loans and Bankers’ Acceptances may only be made on the last day of the Interest Period applicable thereto;
(b)a Borrower may not convert a portion only or the whole of an outstanding Loan unless both the unconverted portion and converted portion of such Loan are equal to or exceed, in the relevant currency of each such portion, the minimum amounts required for Drawdowns of Loans of the same type as that portion (as set forth in Section 2.5);
(c)in respect of Conversions of a Loan under a Canadian Credit Facility denominated in one currency to a Loan denominated in another currency, the Canadian Borrower shall at the time of the Conversion repay the Loan or portion thereof being converted in the currency in which it was denominated; and
(d)a Conversion shall not result in an increase in Outstanding Principal; increases in Outstanding Principal may only be effected by Drawdowns.

2.9SOFR Loan Rollovers; Selection of SOFR Interest Periods
At or before 9:00 a.m. (Calgary time) three (3) Banking Days prior to the expiration of each Interest Period of each SOFR Loan, a Borrower shall, unless it has delivered a Conversion Notice pursuant to Section 2.7 and/or a Repayment Notice pursuant to Section 2.15 (together with a Rollover Notice if a portion only is to be converted or repaid; provided that a portion of a SOFR Loan may be continued only if the portion which is to remain outstanding is equal to or exceeds the minimum amount required hereunder for Drawdowns of SOFR Loans) with respect to the aggregate amount of such Loan, deliver a Rollover Notice to, in the case of a Syndicated Facility, the Agent, or, in the case of an Operating Facility, the relevant Operating Lender (with a copy to the Agent), selecting the next Interest Period applicable to the SOFR Loan, which new Interest Period shall commence on and include the last day of such prior Interest Period. If a Borrower fails to deliver a Rollover Notice to the Agent or the relevant Operating Lender (as applicable) as provided in this Section, such Borrower shall be deemed to have given a Conversion Notice to the Agent or such Operating Lender (as applicable) electing to convert the entire amount of the maturing SOFR Loan into a U.S. Base Rate Loan.
2.10Rollovers and Conversions not Repayments
Any amount converted shall be a Loan of the type converted to upon such Conversion taking place, and any amount rolled over shall continue to be the same type of Loan under the same Credit Facility as before the Rollover, but such Conversion or Rollover (to the extent of the amount converted or rolled over) shall not of itself constitute a repayment or a fresh utilization of any part of the amount available under the relevant Credit Facility.
2.11Agent’s Obligations with Respect to Canadian Prime Rate Loans, U.S. Base Rate Loans and SOFR Loans
Upon receipt of a Drawdown Notice, Rollover Notice or Conversion Notice with respect to a Canadian Prime Rate Loan, U.S. Base Rate Loan or SOFR Loan under Syndicated Facility, the Agent shall forthwith notify the relevant Lenders of the requested type of Loan, the proposed Drawdown Date, Rollover Date or Conversion Date, each Lender’s Rateable Portion of such Loan and, if applicable, the account of the Agent to which each Lender’s Rateable Portion is to be credited.
2.12Lenders’ and Agent’s Obligations with Respect to Canadian Prime Rate Loans, U.S. Base Rate Loans and SOFR Loans
Each Lender shall, for same day value by no later than 10:00 a.m. (Calgary time) on the Drawdown Date specified by a Borrower in a Drawdown Notice with respect to a Canadian Prime Rate Loan, a U.S. Base Rate Loan or a SOFR Loan under the Canadian Syndicated Facility, or, in the case of a Drawdown Notice under the U.S. Syndicated Facility, with respect to a U.S. Base Rate Loan or SOFR Loan, credit the applicable Agent’s Canadian Facility Account or the Agent’s U.S. Facility Account, as the case may be, specified in the Agent’s notice given under Section 2.11 with such Lender’s Rateable Portion of each such requested Loan and for same day value on the same date the Agent shall pay to such Borrower the full amount of the amounts so credited in accordance with any payment instructions set forth in the applicable Drawdown Notice.
2.13Irrevocability
A Drawdown Notice, Rollover Notice, Conversion Notice or Repayment Notice given by a Borrower hereunder shall be irrevocable and, subject to any options the relevant Lenders may have hereunder in regard thereto and the applicable Borrower’s rights hereunder in regard thereto, shall oblige such Borrower to take the action contemplated on the date specified therein.
2.14Optional Cancellation or Reduction of Credit Facilities
A Borrower may, at any time, upon giving at least three (3) Banking Days prior written notice to the Agent, cancel in full or, from time to time, permanently reduce in part the unutilized portion of a Credit Facility applicable to it; provided, however, that any such reduction shall be in a minimum amount of U.S.$5,000,000 and reductions in excess thereof shall be in integral multiples of U.S.$1,000,000. If a Credit Facility is so reduced, the Commitments of each of the Lenders under such Credit Facility shall be reduced pro rata in the same proportion that the amount of the reduction in the Credit Facility bears to the amount of such Credit Facility in effect immediately prior to such reduction.

2.15Optional Repayment of Credit Facilities
A Borrower may at any time and from time to time repay, without penalty, to the Agent for the account of the applicable Lenders or to the relevant Operating Lender (as applicable) or, in the case of Letters of Credit return the same to the Agent, the applicable Operating Lenders or the applicable Fronting Lenders, as the case may be, for cancellation or provide for the funding of, the whole or any part of any Loan owing by it together with accrued interest thereon to the date of such repayment provided that:
(a)such Borrower shall (subject to Section 2.2(3) in respect of Overdraft Loans) give a Repayment Notice (executed in accordance with the definition of Officer’s Certificate) to the Agent or the relevant Operating Lender (as applicable) not later than:
(i)9:00 a.m. (Calgary time) three (3) Banking Days prior to the date of the proposed repayment, for SOFR Loans;
(ii)9:00 a.m. (Calgary time) two (2) Banking Days prior to the date of the proposed repayment, for Letters of Credit and Bankers’ Acceptances;
(iii)9:00 a.m. (Calgary time) one (1) Banking Day prior to the date of the proposed repayment, for Canadian Prime Rate Loans under the Canadian Syndicated Facility;
(iv)9:00 a.m. (Calgary time) one (1) Banking Day prior to the date of the proposed repayment, for U.S. Base Rate Loans under the Canadian Syndicated Facility and the U.S. Syndicated Facility;
(v)9:00 a.m. (Calgary time) on the date of the proposed repayment, for Canadian Prime Rate Loans and U.S. Base Rate Loans under the Canadian Operating Facility; and
(vi)9:00 a.m. (Calgary time) on the date of the proposed repayment, for U.S. Base Rate Loans under the U.S. Operating Facility;
(b)repayments pursuant to this Section may only be made on a Banking Day;
(c)subject to the following provisions and Section 2.17, each such repayment may only be made on the last day of the applicable Interest Period with regard to a SOFR Loan that is being repaid;
(d)a Bankers’ Acceptance may only be repaid on its maturity unless collateralized in accordance with Section 2.17(3);
(e)unexpired Letters of Credit may only be prepaid by the return thereof to the Agent, the applicable Fronting Lenders or the applicable Operating Lender, as the case may be, for cancellation or providing funding therefor in accordance with Section 2.17(2);
(f)except in the case of Letters of Credit and Canadian Prime Rate Loans and U.S. Base Rate Loans under the applicable Operating Facility, each such repayment shall be in a minimum amount of the lesser of: (i) the minimum amount required pursuant to Section 2.5 for Drawdowns of the type of Loan proposed to be repaid and (ii) the principal of the Loan being repaid; any repayment in excess of such amount shall be in integral multiples of the amounts required pursuant to Section 2.5 for multiples in excess of the minimum amounts for Drawdowns; and
(g)except in the case of Letters of Credit and Canadian Prime Rate Loans and U.S. Base Rate Loans under the applicable Operating Facility, a Borrower may not repay a portion only of an outstanding Loan unless the unpaid portion is equal to or exceeds, in the relevant currency, the minimum amount required pursuant to Section 2.5 for Drawdowns of the type of Loan proposed to be repaid.

2.16Mandatory Repayment of Credit Facilities
Subject to Section 12.2 and Article 8, each Borrower shall repay or pay, as the case may be, to the Agent, on behalf of the relevant Lenders, or to the relevant Operating Lender (as applicable) all Loans and other Obligations outstanding under each Credit Facility on or before the Maturity Date applicable thereto.
2.17Additional Repayment Terms
(1)If any SOFR Loan is repaid or converted on other than the last day of the applicable Interest Period, the applicable Borrower shall, within three (3) Banking Days after notice is given by the Agent, pay to the Agent for the account of the relevant Lenders all costs, losses, premiums and expenses incurred by the relevant Lenders by reason of the liquidation or re-deployment of deposits or other funds, or for any other reason whatsoever, resulting in each case from the repayment of such Loan or any part thereof on other than the last day of the applicable Interest Period. Any Lender, upon becoming entitled to be paid such costs, losses, premiums and expenses, shall, in respect of a Canadian Credit Facility, deliver to the relevant Canadian Borrower and the Agent, or, in respect of a U.S. Credit Facility, deliver to the U.S. Borrower and the Agent, a certificate of the Lender certifying as to such amounts and, in the absence of manifest error, such certificate shall be conclusive and binding for all purposes.
(2)With respect to the funding of the repayment of unexpired Letters of Credit pursuant to Section 2.15(e) or otherwise hereunder, it is agreed that the applicable Borrower shall provide for the funding in full of the repayment of unexpired Letters of Credit by paying to and depositing with the Agent cash collateral for each such unexpired Letter of Credit equal to the maximum amount thereof, plus the fees payable pursuant to Sections 7.11(1) and 7.11(2) through to the expiry of such Letter of Credit, in each case, in the respective currency which the relevant Letter of Credit is denominated; such cash collateral deposited by such Borrower shall be held by the Agent in an interest bearing cash collateral account with interest to be credited to such Borrower at rates prevailing at the time of deposit for similar accounts with the Agent. Such cash collateral accounts shall be assigned to the Agent as security for the obligations of such Borrower in relation to such Letters of Credit and the Security Interest of the Agent thereby created in such cash collateral shall rank in priority to all other Security Interests and adverse claims against such cash collateral. Such cash collateral shall be applied to satisfy the obligations of such Borrower for such Letters of Credit as payments are made thereunder and the Agent is hereby irrevocably directed by such Borrower to so apply any such cash collateral. Amounts held in such cash collateral accounts may not be withdrawn by the applicable Borrower without the consent of all of the relevant Lenders, the applicable Fronting Lenders or the applicable Operating Lender, as the case may be; however, interest on such deposited amounts shall be for the account of such Borrower and may be withdrawn by such Borrower so long as no Default or Event of Default is then continuing. If after expiry of the Letters of Credit for which such funds are held and application by the Agent of the amounts in such cash collateral accounts to satisfy the obligations of such Borrower hereunder with respect to the Letters of Credit being repaid, any excess remains, such excess shall be promptly paid by the Agent to the applicable Borrower so long as no Default or Event of Default is then continuing.
(3)With respect to the repayment of unmatured Bankers’ Acceptances pursuant to Section 2.15(d) or otherwise hereunder, it is agreed that the Canadian Borrower shall provide for the funding in full of the unmatured Bankers’ Acceptances to be repaid by paying to and depositing with the Agent cash collateral (the “Cash Collateral”) for each such unmatured Bankers’ Acceptances equal to the face amount payable at maturity thereof; such Cash Collateral deposited by the Canadian Borrower shall be invested by the Agent in Approved Securities as may be directed in writing by the Canadian Borrower from time to time (the “Collateral Investments”), provided that the Canadian Borrower shall direct said investments so that they mature in amounts sufficient to permit payment of the Obligations for maturing Bankers’ Acceptances on the maturity dates thereof, with interest thereon to be credited to the Canadian Borrower. In the event that the Agent is not provided with instructions from the Canadian Borrower to make Collateral Investments as provided herein, the Agent shall hold such Cash Collateral in an interest bearing cash collateral account (the “Cash Collateral Account”) at rates prevailing at the time of deposit for similar accounts with the Agent. The (a) Cash Collateral, (b) Cash Collateral Accounts, (c) Collateral Investments, (d) any accounts receivable, claims, instruments or securities evidencing or relating to the foregoing, and (e) any proceeds of any of the foregoing (collectively the “Outstanding BAs Collateral”) shall be assigned to the Agent as security for the obligations of the Canadian Borrower in relation to such Bankers’ Acceptances and the Security Interest of the Agent thereby created in such Outstanding BAs Collateral shall rank in priority to all other Security Interests and adverse claims against such Outstanding BAs Collateral. Such Outstanding BAs Collateral shall be applied to satisfy the obligations of the Canadian Borrower for such Bankers’ Acceptances as they mature and the Agent is hereby irrevocably directed by the Canadian Borrower to apply any such Outstanding BAs Collateral to such maturing Bankers’ Acceptances. The Outstanding BAs Collateral created herein shall not be released to the Canadian Borrower without the consent of all of the Lenders, in the case of Outstanding BAs Collateral under the Canadian Syndicated Facility, and the applicable Operating Lender, in the case of Outstanding BAs Collateral under the applicable Operating Facility; however, interest on such deposited amounts shall be for the account of the Canadian Borrower and may be withdrawn by the Canadian Borrower so long as no Default or Event of Default is then continuing. If, after maturity of the Bankers’ Acceptances for which such Outstanding BAs Collateral is held and application by the Agent of the Outstanding BAs Collateral to satisfy the obligations of the Canadian Borrower hereunder with respect to the Bankers’ Acceptances being repaid, any interest or other proceeds of the Outstanding BAs Collateral remains, such interest or other proceeds shall be promptly paid and transferred by the Agent to the Canadian Borrower so long as no Default or Event of Default is then continuing.
2.18Currency Excess
(1)If the Agent shall determine that the aggregate Outstanding Principal of the outstanding Loans under a given Canadian Credit Facility exceeds the maximum amount of such Canadian Credit Facility (the amount of such excess is herein called the “Currency Excess”), then, upon written request by the Agent (which request shall detail the applicable Currency Excess), the Canadian Borrower shall repay an amount of Canadian Prime Rate Loans or U.S. Base Rate Loans under such Canadian Credit Facility within five (5) Banking Days after receipt of such request, such that, except as otherwise contemplated in Section 2.18(2), the Equivalent Amount in United States Dollars of such repayments is, in the aggregate, at least equal to the Currency Excess.
(2)If, in respect of any Currency Excess, the repayments made by the Canadian Borrower have not completely removed such Currency Excess (the remainder thereof being herein called the “Currency Excess Deficiency”), the Canadian Borrower shall within the aforementioned five (5) Banking Days after receipt of the aforementioned request of the Agent, place an amount equal to the Currency Excess Deficiency on deposit with the Agent in an interest bearing account with interest at rates prevailing at the time of deposit for the account of the Canadian Borrower, to be assigned to the Agent on behalf of the Lenders by instrument satisfactory to the Agent and, if applicable, to be applied to maturing Bankers’ Acceptances or SOFR Loans (converted if necessary at the exchange rate for determining the Equivalent Amount on the date of such application or held to provide for the funding of unexpired Letters of Credit in accordance with Section 2.17(2) which shall apply mutatis mutandis). The Agent is hereby irrevocably directed by the Canadian Borrower to apply any such sums on deposit to maturing Loans as provided in the preceding sentence. In lieu of providing funds for the Currency Excess Deficiency, as provided in the preceding provisions of this Section, the Canadian Borrower may within the said period of five (5) Banking Days provide to the Agent an irrevocable standby letter of credit in an amount equal to the Currency Excess Deficiency and for a term which expires not sooner than ten (10) Banking Days after the date of maturity or expiry, as the case may be, of the relevant Bankers’ Acceptances, SOFR Loans or Letters of Credit, as the case may be; such letter of credit for the Currency Excess Deficiency shall be issued by a financial institution, and shall be on terms and conditions, acceptable to the Agent in its sole discretion. The Agent is hereby authorized and directed to draw upon such letter of credit and apply the proceeds of the same to Bankers’ Acceptances or SOFR Loans as they mature or to satisfy the obligations of the Canadian Borrower for Letters of Credit as payments are made thereunder. Upon the Currency Excess Deficiency being eliminated as aforesaid or by virtue of subsequent changes in the exchange rate for determining the Equivalent Amount, then, provided no Default or Event of Default is then continuing, such funds on deposit, together with interest thereon shall be returned to the Canadian Borrower, in the case of funds on deposit, or such letters of credit shall be cancelled or reduced in amount, in the case of letters of credit.

2.19Hedging with Lenders and Hedging Affiliates
If a Lender or Hedging Affiliate enters into a Financial Instrument with the Canadian Borrower or any of its Subsidiaries which such Lender or Hedging Affiliate (as the case may be) believes, acting reasonably, in good faith and without any actual notice or knowledge to the contrary, is permitted by Section 10.2(h), then each such Lender Financial Instrument and the Lender Financial Instrument Obligations under such Financial Instrument shall be secured by the Security equally and rateably with the Obligations regardless of whether the Canadian Borrower has complied herewith (but, for certainty, without in any manner lessening or relieving the Canadian Borrower from its obligation to comply therewith).
2.20Extension of Canadian Syndicated Facility Maturity Date
(1)For purposes of this Section 2.20:
“Requested Lenders” means those Canadian Syndicated Facility Lenders which are not then Non-Extending Lenders; and
“Extension Request” means a written request by the Canadian Borrower to the Requested Lenders to extend the Canadian Syndicated Facility Maturity Date by one or more years (or any portion thereof), which request shall include an Officer’s Certificate certifying that no Default or Event of Default has occurred and is continuing.
(2)The Canadian Borrower may, once in each calendar year, by delivering to the Agent an executed Extension Request, request the Requested Lenders to extend the Canadian Syndicated Facility Maturity Date applicable to such Lenders by one or more years (or any portion thereof); provided that (a) such request may be made at any time but only once per calendar year and (b) the Canadian Syndicated Facility Maturity Date, if extended in accordance herewith and therewith, shall not be later than four years after the effective date of such extension in such calendar year.
(3)Upon receipt from the Canadian Borrower of an executed Extension Request, the Agent shall forthwith deliver to each Requested Lender a copy of such request, and each Requested Lender shall, within 30 days after the date the Agent receives such request from the Canadian Borrower, provide to the Agent and the Canadian Borrower either: (a) written notice that such Requested Lender (each such Lender being hereinafter referred to in this Section as an “Extending Lender”) agrees, subject to Section 2.20(4) below, to the requested extension of the current Canadian Syndicated Facility Maturity Date applicable to it or (b) written notice that such Requested Lender (each such Lender being hereinafter referred to in this Section as a “Non-Extending Lender”) does not agree to such requested extension; provided that, if a Requested Lender shall fail to so notify the Agent and the Canadian Borrower, then such Requested Lender shall be deemed to have delivered such notice and shall be deemed to be a Non-Extending Lender. The determination of each Lender whether or not to extend the Canadian Syndicated Facility Maturity Date applicable to it shall be made by each individual Lender in its sole discretion.
(4)If the Extending Lenders have not less than 66⅔% of the Canadian Syndicated Facility Commitments, the Canadian Syndicated Facility Maturity Date shall be extended in accordance with the Extension Request for each of the Extending Lenders. If the Extending Lenders do not have at least 66⅔% of the Canadian Syndicated Facility Commitments, the Canadian Syndicated Facility Maturity Date shall not be extended for any of the Requested Lenders. For certainty, the Canadian Syndicated Facility Maturity Date for a Non-Extending Lender shall not be extended, regardless of whether the Canadian Syndicated Facility Maturity Date is extended for the Extending Lenders as aforesaid.
(5)If the Canadian Syndicated Facility Maturity Date has been extended in accordance with the most recent Extension Request delivered pursuant to Section 2.20(2):
(a)the Canadian Borrower may require any Non-Extending Lender to assign (for certainty, without releasing such Lender from its obligations under Section 7.10 to the Canadian Syndicated Facility Fronting Lender unless specifically agreed by such Canadian Syndicated Facility Fronting Lender in accordance herewith) its Canadian Syndicated Facility Commitment, its Rateable Portion of all Loans and

other Obligations outstanding under the Canadian Syndicated Facility and all of its rights, benefits and interests under the Documents relating thereto (collectively, the “Canadian Assigned Interests”) to (i) any Extending Lenders which have agreed to increase their Canadian Syndicated Facility Commitments and purchase Canadian Assigned Interests, and (ii) to the extent the Canadian Assigned Interests are not transferred to Extending Lenders, financial institutions selected by the Canadian Borrower and acceptable to the Agent and the Canadian Syndicated Facility Fronting Lender, each acting reasonably. Such assignments shall be effective upon execution of assignment documentation satisfactory to the relevant Non-Extending Lender, the assignee, the Canadian Borrower, the Canadian Syndicated Facility Fronting Lender and the Agent (each acting reasonably), upon payment to the relevant Non-Extending Lender (in immediately available funds) by the relevant assignee of an amount equal to its Rateable Portion of all Obligations being assigned and all accrued but unpaid interest and fees hereunder in respect of those portions of the Loans and Commitments being assigned, upon payment by the relevant assignee to the Agent (for the Agent’s own account) of the recording fee contemplated in Section 16.6, and upon provision satisfactory to the Non-Extending Lender (acting reasonably) being made for (i) payment at maturity of outstanding Bankers’ Acceptances accepted by it, (ii) indemnity in respect of its share of outstanding Letters of Credit or release by the Canadian Syndicated Facility Fronting Lender of its obligations in respect thereof and (iii) any costs, losses, premiums or expenses incurred by such Non-Extending Lender by reason of the liquidation or re-deployment of deposits or other funds in respect of SOFR Loans outstanding hereunder. Upon such assignment and transfer, the Non-Extending Lender shall have no further right, interest, benefit or obligation in respect of the Canadian Syndicated Facility (except as provided in Section 7.10) and the assignee thereof shall succeed to the position of such Lender as if the same was an original party hereto in the place and stead of such Non-Extending Lender and shall be deemed to be an Extending Lender; for such purpose, to the extent that the assignee is not already a party hereto, the assignee shall execute and deliver an Assignment Agreement and such other documentation as may be reasonably required by the Agent and the Canadian Borrower to confirm its agreement to be bound by the provisions hereof and to give effect to the foregoing; and
(b)to the extent that any Non-Extending Lender has not assigned its rights and interests to an Extending Lender or other financial institution as provided in subparagraph (a) above, the Canadian Borrower may, notwithstanding any other provision hereof, repay the Non-Extending Lender’s Rateable Portion of all Loans outstanding under the Canadian Syndicated Facility, together with all accrued but unpaid interest and fees thereon with respect to its Canadian Syndicated Facility Commitments, without making corresponding repayment to the Extending Lenders upon which the Canadian Borrower may cancel such Non-Extending Lender’s Canadian Syndicated Facility Commitment. Upon completion of the foregoing, such Non-Extending Lender shall have no further right, interest, benefit or obligation in respect of the Canadian Syndicated Facility (except as provided in Section 7.10) and the Canadian Syndicated Facility shall be reduced by the amount of such Non-Extending Lender’s cancelled Canadian Syndicated Facility.
(6)This Section shall apply from time to time to facilitate successive extensions and requests for extension of the Canadian Syndicated Facility Maturity Date. If, as of the current Canadian Syndicated Facility Maturity Date(before the extension thereof in accordance with the foregoing provisions of this Section 2.20), a Default or Event of Default exists, the Canadian Syndicated Facility Maturity Date shall not be extended, notwithstanding any other provision hereof to the contrary, for an Extending Lender unless (a) such Extending Lender has waived such Default or Event of Default in writing and (b) Extending Lenders having not less than 66⅔% of the Canadian Syndicated Facility Commitments have waived such Default or Event of Default in writing.
(7)A Non-Extending Lender may, with the prior written consent of the Canadian Borrower, become an Extending Lender with respect to any prior extension of the Canadian Syndicated Facility Maturity Date by providing written notice to the Agent revoking the notice referred to in Section 2.20(3)(b) above provided by such Lender; such revocation shall be effective from and after receipt by the Agent of such notice from the Lender together with a copy of the Canadian Borrower’ consent in relation thereto.

2.21Extension of Canadian Operating Facility Maturity Date
(1)For purposes of this Section 2.21, an “Extension Request” means a written request by the Canadian Borrower to the Canadian Operating Lender to extend the Canadian Operating Facility Maturity Date by one or more years (or any portion thereof), which request shall include an Officer’s Certificate that no Default or Event of Default has occurred and is continuing.
(2)The Canadian Borrower may, once in each calendar year, by delivering to the Agent and the Canadian Operating Lender an executed Canadian Operating Facility Extension Request, request the Canadian Operating Lender to extend the Canadian Operating Facility Maturity Date by one or more years (or any portion thereof); provided that, (a) such request may be made at any time but only once per calendar year and (b) the Canadian Operating Facility Maturity Date, if extended in accordance herewith and therewith, shall not be later than four years after the effective date of such extension in such calendar year.
(3)Upon receipt from the Canadian Borrower of an executed Canadian Operating Facility Extension Request, the Canadian Operating Lender shall, within 30 days after the date the Agent receives such request from the Canadian Borrower, provide to the Agent and the Canadian Borrower either: (a) written notice that the Canadian Operating Lender agrees, subject to Section 2.21(4) below, to the requested extension of the current Canadian Operating Facility Maturity Date or (b) written notice that the Canadian Operating Lender does not agree to such requested extension; provided that, if the Canadian Operating Lender shall fail to so notify the Agent and the Canadian Borrower, then the Canadian Operating Lender shall be deemed to have delivered a notice that the Canadian Operating Lender does not agree to such requested extension. The determination of the Canadian Operating Lender whether or not to extend the Canadian Operating Facility Maturity Date shall be made by the Canadian Operating Lender in its sole discretion.
(4)This Section shall apply from time to time to facilitate successive extensions and requests for extension of the Canadian Operating Facility Maturity Date. If, as of the current Canadian Operating Facility Maturity Date (before the extension thereof in accordance with the foregoing provisions of this Section 2.21), a Default or Event of Default exists, the Canadian Operating Facility Maturity Date shall not be extended, notwithstanding any other provision hereof to the contrary, unless the Canadian Operating Lender has waived such Default or Event of Default in writing.
2.22Extension of U.S. Syndicated Facility Maturity Date
(1)For purposes of this Section 2.22:
“Extension Request” means a written request by either Borrower to the Requested Lenders to extend the U.S. Syndicated Facility Maturity Date applicable to such U.S. Syndicated Lenders by one or more years (or any portion thereof), which request shall include an Officer’s Certificate certifying that no Default or Event of Default has occurred and is continuing; and
“Requested Lenders” means those U.S. Syndicated Lenders which are not then Non-Extending Lenders.
(2)The U.S. Borrower may, once in each calendar year, by delivering to the Agent an executed Extension Request, request the Requested Lenders to extend the U.S. Syndicated Facility Maturity Date applicable to such U.S. Syndicated Lenders by one or more years (or any portion thereof); provided that, (a) such request may be made at any time but only once per calendar year and (b) the U.S. Syndicated Facility Maturity Date, if extended in accordance herewith and therewith, shall not be later than four years after the effective date of such extension in such calendar year.
(3)Upon receipt from the U.S. Borrower of an executed Extension Request, the Agent shall forthwith deliver to each Requested Lender a copy of such request, and each Requested Lender shall, within 30 days after the date the Agent receives such request from the U.S. Borrower, provide to the Agent and the U.S. Borrower either: (a) written notice that such Requested Lender (each such Lender being hereinafter referred to in this Section as an “Extending Lender”) agrees, subject to Section 2.22(4) below, to the requested extension of the current U.S.

Syndicated Facility Maturity Date applicable to it or (b) written notice that such Requested Lender (each such Lender being hereinafter referred to in this Section as a “Non-Extending Lender”) does not agree to such requested extension; provided that, if a Requested Lender shall fail to so notify the Agent and the U.S. Borrower, then such Requested Lender shall be deemed to have delivered such notice and shall be deemed to be a Non-Extending Lender. The determination of each U.S. Syndicated Lender whether or not to extend the U.S. Syndicated Facility Maturity Date applicable to it shall be made by each individual U.S. Syndicated Lender in its sole discretion.
(4)If the Extending Lenders have not less than 66⅔% of the U.S. Syndicated Facility Commitments, the U.S. Syndicated Facility Maturity Date shall be extended in accordance with the Extension Request for each of the Extending Lenders. If the Extending Lenders do not have at least 66⅔% of the U.S. Syndicated Facility Commitments, the U.S. Syndicated Facility Maturity Date shall not be extended for any of the Requested Lenders. For certainty, the U.S. Syndicated Facility Maturity Date for a Non-Extending Lender shall not be extended, regardless of whether the U.S. Syndicated Facility Maturity Date is extended for the Extending Lenders as aforesaid.
(5)If the U.S. Syndicated Facility Maturity Date has been extended in accordance with the most recent Extension Request delivered pursuant to Section 2.22(2):
(a)the U.S. Borrower may require any Non-Extending Lender to assign (for certainty, without releasing such U.S. Syndicated Lender from its obligations under Section 7.10 to the U.S. Syndicated Facility Fronting Lender unless specifically agreed by the U.S. Syndicated Facility Fronting Lender in accordance herewith) its U.S. Syndicated Facility Commitment, its Rateable Portion of all Loans and other Obligations outstanding under the U.S. Syndicated Facility and all of its rights, benefits and interests under the Documents relating thereto (collectively, the “U.S. Assigned Interests”) to (i) any Extending Lenders which have agreed to increase their U.S. Syndicated Facility Commitments and purchase U.S. Assigned Interests, and (ii) to the extent the U.S. Assigned Interests are not transferred to the Extending Lenders, financial institutions selected by the U.S. Borrower and acceptable to the Agent and the U.S. Syndicated Facility Fronting Lender, each acting reasonably. Such assignments shall be effective upon execution of assignment documentation satisfactory to the relevant Non-Extending Lender, the assignee, the U.S. Borrower, the U.S. Syndicated Facility Fronting Lender and the Agent (each acting reasonably), upon payment to the relevant Non-Extending Lender (in immediately available funds) by the relevant assignee of an amount equal to its Rateable Portion of all Obligations being assigned and all accrued but unpaid interest and fees hereunder in respect of those portions of the Loans and Commitments being assigned, upon payment by the relevant assignee to the Agent (for the Agent’s own account) of the recording fee contemplated in Section 16.6, and upon provision satisfactory to the Non-Extending Lender (acting reasonably) being made for (i) indemnity in respect of its share of outstanding Letters of Credit or release by the U.S. Syndicated Facility Fronting Lender of its obligations in respect thereof and (ii) any costs, losses, premiums or expenses incurred by such Non-Extending Lender by reason of the liquidation or re-deployment of deposits or other funds in respect of SOFR Loans outstanding hereunder. Upon such assignment and transfer, the Non-Extending Lender shall have no further right, interest, benefit or obligation in respect of the U.S. Syndicated Facility (except as provided in Section 7.10) and the assignee thereof shall succeed to the position of such U.S. Syndicated Lender as if the same was an original party hereto in the place and stead of such Non-Extending Lender and shall be deemed to be a Extending Lender; for such purpose, to the extent that the assignee is not already a party hereto, the assignee shall execute and deliver an Assignment Agreement and such other documentation as may be reasonably required by the Agent and the U.S. Borrower to confirm its agreement to be bound by the provisions hereof and to give effect to the foregoing; and
(b)to the extent that any Non-Extending Lender has not assigned its rights and interests to a Extending Lender or other financial institution as provided in subparagraph (a) above, the U.S. Borrower may, notwithstanding any other provision hereof, repay the Non-Extending Lender’s Rateable Portion of all Loans outstanding under the U.S. Syndicated Facility, together with all accrued but unpaid interest and fees thereon with respect to its U.S. Syndicated Facility Commitments, without making corresponding repayment to the Extending Lenders upon which the

U.S. Borrower may cancel such Non-Extending Lender’s U.S. Syndicated Facility Commitment. Upon completion of the foregoing, such Non-Extending Lender shall have no further right, interest, benefit or obligation in respect of the U.S. Syndicated Facility (except as provided in Section 7.10) and the U.S. Syndicated Facility shall be reduced by the amount of such Non-Extending Lender’s cancelled U.S. Syndicated Facility Commitment.
(6)This Section shall apply from time to time to facilitate successive extensions and requests for extension of the U.S. Syndicated Facility Maturity Date. If, as of the current U.S. Syndicated Facility Maturity Date (before the extension thereof in accordance with the foregoing provisions of this Section 2.22), a Default or Event of Default exists, the U.S. Syndicated Facility Maturity Date shall not be extended, notwithstanding any other provision hereof to the contrary, for a Extending Lender unless (a) such Extending Lender has waived such Default or Event of Default in writing and (b) the Extending Lenders having not less than 66⅔% of the U.S. Syndicated Facility Commitments have waived such Default or Event of Default in writing.
(7)A Non-Extending Lender may, with the prior written consent of the U.S. Borrower, become a Extending Lender with respect to any prior extension of the U.S. Syndicated Facility Maturity Date by providing written notice to the Agent revoking the notice referred to in Section 2.22(3)(b) above provided by such U.S. Syndicated Lender; such revocation shall be effective from and after receipt by the Agent of such notice from such U.S. Syndicated Facility Lender together with a copy of the U.S. Borrower’s consent in relation thereto.
2.23Extension of U.S. Operating Facility Maturity Date
(1)For purposes of this Section 2.23, an “Extension Request” means a written request by either Borrower to the U.S. Operating Lender to extend the U.S. Operating Facility Maturity Date by one or more years (or any portion thereof), which request shall include an Officer’s Certificate that no Default or Event of Default has occurred and is continuing.
(2)The U.S. Borrower may, once in each calendar year, by delivering to the Agent and the U.S. Operating Lender an executed U.S. Operating Facility Extension Request, request the U.S. Operating Lender to extend the U.S. Operating Facility Maturity Date by one or more years (or any portion thereof); provided that, (a) such request may be made at any time but only once per calendar year and (b) the U.S. Operating Facility Maturity Date, if extended in accordance herewith and therewith, shall not be later than four years after the effective date of such extension in such calendar year.
(3)Upon receipt from the U.S. Borrower of an executed U.S. Operating Facility Extension Request, the U.S. Operating Lender shall, within 30 days after the date the Agent receives such request from the U.S. Borrower, provide to the Agent and the U.S. Borrower either: (a) written notice that the U.S. Operating Lender agrees, subject to Section 2.23(4) below, to the requested extension of the current U.S. Operating Facility Maturity Date or (b) written notice that the U.S. Operating Lender does not agree to such requested extension; provided that, if the U.S. Operating Lender shall fail to so notify the Agent and the U.S. Borrower, then the U.S. Operating Lender shall be deemed to have delivered a notice that the U.S. Operating Lender does not agree to such requested extension. The determination of the U.S. Operating Lender whether or not to extend the U.S. Operating Facility Maturity Date shall be made by the U.S. Operating Lender in its sole discretion.
(4)This Section shall apply from time to time to facilitate successive extensions and requests for extension of the U.S. Operating Facility Maturity Date. If, as of the current U.S. Operating Facility Maturity Date (before the extension thereof in accordance with the foregoing provisions of this Section 2.23), a Default or Event of Default exists, the U.S. Operating Facility Maturity Date shall not be extended, notwithstanding any other provision hereof to the contrary, unless the U.S. Operating Lender has waived such Default or Event of Default in writing.
2.24Replacement of Lenders
(1)In addition to and not in limitation of or derogation from the other provisions hereof, each Borrower shall have the right, at its option, to (a) replace (by causing a Lender to assign its rights and interests under the applicable Credit Facility to additional financial institutions or to existing Lenders which have agreed to increase their Commitments) or (b) provided that no Default or

Event of Default has occurred and is continuing, repay the Obligations outstanding and cancel the Commitments of (without corresponding repayment to or cancellation of the Commitments of other Lenders) or (c) do any combination thereof with respect to: (i) those Lenders which have not agreed to a consent under, waiver of or proposed amendment to the provisions of the Documents (each, a “Dissenting Lender”) requested by the such Borrower, (ii) those Declining Lenders which have notified such Borrower that they have a conflict of interest in respect of a Takeover pursuant to Section 2.25, (iii) those Lenders which have notified such Borrower and the Agent of an entitlement to receive Additional Compensation under Section 13.4, (iv) those Lenders which, pursuant to Section 13.7, have declared their obligations under this Agreement in respect of any Loan to be terminated, and (v) any Defaulting Lender, and, for such purposes, the provisions of Section 2.20(5) shall apply thereto, mutatis mutandis; provided that, notwithstanding the foregoing:
(a)in the case of the replacement or repayment of a Dissenting Lender, such Borrower shall not be entitled to replace or repay a Dissenting Lender unless, after doing so, the requested consent, waiver or amendment would be approved in accordance with the Documents;
(b)such Borrower shall not be entitled to repay a Dissenting Lender (as opposed to replacing the same) and reduce the amount of any Credit Facility if, after doing so, the Credit Facilities would be reduced by more than 25% in the aggregate or such greater percentage as may be agreed to by all of the Lenders other than the Dissenting Lenders (acting reasonably);
(c)such Borrower shall not be entitled to replace or repay a Dissenting Lender unless it is concurrently repaying or replacing all other Dissenting Lenders; and
(d)the addition of new financial institutions as Lenders or the increasing of Commitments by existing Lenders shall, in the case of the Canadian Credit Facilities, require the consent of the Agent and the Canadian Syndicated Facility Fronting Lender (other than a Lender being replaced), such consents not to be unreasonably withheld, and, in the case of the U.S. Credit Facilities, require the consent of the Agent and the U.S. Syndicated Facility Fronting Lender (other than the Lender being replaced), such consents not to be unreasonably withheld.
2.25Hostile Acquisitions
(1)In the event a Borrower wishes to utilize proceeds of one or more Loans under a Credit Facility to, or to provide funds to any Subsidiary, Affiliate or other Person to, finance an offer to acquire (which shall include an offer to purchase securities, solicitation of an offer to sell securities, an acceptance of an offer to sell securities, whether or not the offer to sell was solicited, or any combination of the foregoing) outstanding securities of any Person (the “Target”) which constitutes a “take-over bid” pursuant to applicable corporate or securities legislation (in any case, a “Takeover”), then either:
(a)prior to or concurrently with delivery to the Agent of any Drawdown Notice pursuant to Section 2.7 requesting one or more Loans under the Canadian Credit Facilities or the U.S. Credit Facilities, the proceeds of which are to be used to finance such Takeover, the applicable Borrower shall provide to the Agent evidence satisfactory to the Agent (acting reasonably) that the board of directors or like body of the Target, or the holders of all of the securities of the Target, has or have approved, accepted, or recommended to security holders acceptance of, the Takeover; or
(b)the following steps shall be followed:
(i)at least five (5) Banking Days prior to the delivery to the Agent of any Drawdown Notice pursuant to Section 2.7 requesting one or more Loans intended to be used to finance such Takeover, the applicable Borrower shall advise the Agent, who shall promptly advise an appropriate officer of each Lender of the particulars of such Takeover;
(ii)within three (3) Banking Days of being so advised, each Lender shall notify the Agent of such Lender’s determination as to whether it is willing to finance such Takeover; provided that, in the event such Lender does not so notify the Agent within such three (3) Banking Day period, such Lender shall be deemed to have notified the Agent that it is not willing to finance such Takeover; and
(iii)the Agent shall promptly notify the applicable Borrower of each such Lender’s determination, and in the event that any Lender has notified or is deemed to have notified the Agent that it is not willing to finance such Takeover (each, a “Declining Lender”), then the Declining Lenders shall have no obligation to provide Loans to finance such Takeover, notwithstanding any other provision of this Agreement to the contrary; provided, however, that each other Lender (each, a “Financing Lender”) which has advised the Agent it is willing to finance such Takeover shall have an obligation, up to the amount of its Commitment under the relevant Credit Facility, to provide Loans to finance such Takeover, and the Loans to finance such Takeover shall be provided by each Financing Lender in accordance with the ratio, determined prior to the provision of any Loans to finance such Takeover, that the Commitment of such Financing Lender under the Credit Facility in question bears to the aggregate the Commitments of all the Financing Lenders under the Credit Facility in question.
(2)If Loans are used to finance a Takeover and there are Declining Lenders, subsequent Loans under a Credit Facility shall be funded firstly by Declining Lenders having Commitments under such Credit Facility, and subsequent repayments under such Credit Facility shall be applied firstly to Financing Lenders, in each case, until such time as the proportion that the amount of each Lender’s Outstanding Principal under such Credit Facility bears to the total Outstanding Principal under such Credit Facility is equal to such proportion which would have been in effect but for the application of this Section 2.25.
2.26Accordion for Increase in Credit Facilities
The Borrowers may, at any time, add one or more additional financial institutions hereunder as new Lenders under any Credit Facility and/or, with the consent of the applicable Lender, increase the Commitment of such Lender under any Credit Facility and, in each case, thereby increase the Total Canadian Commitment or the Total U.S. Commitment, as the case may be, and the Total Commitment, provided that:
(1)at the time of each such increase, no Default or Event of Default has occurred and is continuing;
(2)the applicable Borrower shall have delivered to the Agent:
(a)an Officer’s Certificate of such Borrower confirming the accuracy of clause (1) above and confirming (i) such Borrower’s authorization to make each such increase, (ii) the truth and accuracy of its representations and warranties contained in this Agreement as of such date, other than any such representations and warranties which expressly speak as of an earlier date, and (iii) that no consents, approvals or authorizations from any Person are required for each such increase (except as have been unconditionally obtained and are in full force and effect, unamended), each as at the effective date of each such increase and attaching a certified copy of a directors’ resolution of such Borrower authorizing each such increase; and
(b)a legal opinion from such Borrower's counsel with respect thereto in form and substance satisfactory to the Agent, acting reasonably;
(3)after giving effect to each such increase(s), the Total Commitment shall not exceed U.S.$1,000,000,000;

(4)in the case of the addition of a financial institution as an additional Lender to a Syndicated Facility, the Agent, each Lender under such affected Syndicated Facility and each relevant Fronting Lender (as applicable) under such affected Syndicated Facility shall have consented to such financial institution becoming a new Lender under such affected Syndicated Facility, such consents not to be unreasonably withheld, conditioned or delayed;
(5)in the case of the addition of a financial institution as an additional Lender to an Operating Facility, the applicable Operating Lender shall have consented to such financial intuition becoming a new Lender under such affected Operating Facility, such consents not to be unreasonably withheld, conditioned or delayed; and
(6)concurrently with the addition of a financial institution as an additional Lender under a Credit Facility or the increase of an existing Lender’s applicable Commitment(s), such financial institution or existing Lender, as the case may be, shall purchase from each applicable Lender under such affected Credit Facility such portion of the outstanding Loans of each such Lender as is necessary to ensure that, after giving effect to such increase, each such Lender holds its Rateable Portion of each outstanding Loan under such affected Credit Facility and such new financial institution(s) and/or existing Lender(s) shall execute such documentation as is required by the Agent, acting reasonably, to document such increase and, if applicable, to add any such financial institution as a Lender hereunder; provided that, any such purchase of Loans which are outstanding as SOFR Loans shall occur only on the Conversion Date or Rollover Date applicable thereto.
Article 3
CONDITIONS PRECEDENT TO DRAWDOWNS
3.1Conditions Precedent to Amendment and Restatement
This Agreement shall become effective, and the Existing Parent Credit Agreement shall be amended and restated as herein provided, upon the following conditions being satisfied:
(a)the Canadian Borrower shall have paid to the Agent, for the account of the relevant Lenders under the Canadian Credit Facilities, the fees agreed to be paid by the Canadian Borrower in respect of the Canadian Credit Facilities on the Effective Date;
(b)the U.S. Borrower shall have paid to the Agent, for the account of the relevant Lenders U.S. Credit Facilities, the fees agreed to be paid by the U.S. Borrower in respect of the U.S. Credit Facilities on the Effective Date;
(c)no Default or Event of Default shall have occurred and be continuing and each of the representations and warranties set forth in Section 9.1 shall be true and correct in all respects, in each case, as of the date of the effectiveness of this Agreement, and the Canadian Borrower shall have delivered to the Agent and the Lenders an Officer’s Certificate certifying the same to the Agent and the Lenders;
(d)each Borrower and each Guarantor (other than the Baytex Luxco) shall have delivered to the Agent: (i) as and if applicable, a current certificate of status, good standing or compliance, as the case may be, in respect of its jurisdiction of formation; (ii) certified copies of its articles and by-laws or equivalent constating documents or governing or organizational documents (or a certification there have been no changes thereto since the applicable date of a prior officer’s certificate provided by it certifying the same to the Agent and the Lenders); (iii) certified copies of all applicable resolutions authorizing the Credit Facilities, the Documents to which it is a party and the transactions thereunder; and (iv) certificates of incumbency in respect of the Persons executing and delivering the Documents to which it is a party;
(e)the U.S. Borrower shall have delivered to the Agent an officer's certificate, certifying that there have been no Material Acquisitions or Material Dispositions in the United States of America since 2016 (but for certainty, there have been two dispositions in such period pursuant to (i) the asset sale contemplated pursuant to the purchase and sale agreement dated as of June 24, 2016 among the U.S. Borrower, as seller, Baytex USA Development, LLC, as operator and Teal Natural Resources, LLC, as buyer and (ii) the asset sale transaction between the U.S. Borrower, as seller and Validus Energy Acquilas Assetco LLC, as buyer effective on July 1, 2021, neither of which was a Material Disposition;
(f)the Agent and the Lenders shall have received a legal opinion from Torys LLP in form and substance satisfactory to the Agent and Lenders’ Counsel in their sole discretion;
(g)the Agent and the Lenders shall have received all such other documentation and information reasonably requested from the Canadian Borrower and its Subsidiaries in connection with any AML/KYC Legislation as may be required in accordance with Section 16.15 hereof (including, for certainty, internal compliance requirements of each Lender);
(h)the Loan Parties (other than the Baytex LuxCo) shall have executed and delivered to the Agent one or more confirmation(s) and amendment(s) with respect to all of the existing Security previously executed and delivered by such Loan Parties to the Agent pursuant to or in connection with the Existing Parent Credit Agreement, each such confirmation and amendment shall, among other things, (A) update the description of the Credit Agreement referred to therein to refer to this Agreement, (B) include the Cash Management Obligations in the obligations guarantee or secured thereby and (c) delete any provisions subordinating the security provided for therein to the security securing the Existing BELP Credit Agreement or related agreements; each such confirmation and amendment to be in form and substance satisfactory to the Agent and Lenders’ Counsel in their sole discretion;
(i)the Agent shall have received satisfactory evidence that all commitments under the Existing BELP Credit Agreement shall be cancelled and all amounts owing thereunder shall be irrevocably repaid in full with the proceeds of a drawdown under the Credit Facilities substantially simultaneously with the effectiveness of this Agreement; and
(j)the Agent shall have received withdrawal letters from all lenders which are party to the Existing Parent Credit Agreement and are not continuing as Lenders under this Agreement, each such withdrawal letter to be in form and substance satisfactory to the Agent and Lenders’ Counsel in their sole discretion.
3.2Conditions Precedent for All Drawdowns
On or before each Drawdown hereunder the following conditions shall be satisfied:
(a)the Agent shall have received a proper and timely Drawdown Notice from a Borrower requesting the Drawdown;
(b)the representations and warranties set forth in Section 9.1 (other than those expressed to be given as of a specific date) shall be true and accurate in all material respects (and in all respects if any such representation or warranty is already qualified by materiality) on and as of the date of the requested Drawdown;
(c)no Default or Event of Default shall have occurred and be continuing nor shall the Drawdown result in the occurrence of a Default or Event of Default; and
(d)after giving effect to the proposed Drawdown, the Outstanding Principal of all Loans outstanding under the relevant Credit Facility shall not exceed the maximum amount of such Credit Facility.
3.3Conditions Subsequent
(a)Within 90 days after the Effective Date, the Baytex LuxCo shall have executed and delivered to the Agent:
(i)an agreement that amends and restates or replaces the Account Pledge Agreement dated as of March 31, 2016 between the Baytex Luxco and the Agent, which agreement shall, among other things, (A) update the description of the Credit Agreement referred to therein to refer to this Agreement, (B) include the

Cash Management Obligations in the obligations guarantee or secured thereby and (C) update references to affected accounts, together with any legal opinions as may be reasonably requested by the Agent;
(ii)a securities pledge agreement in respect of all of the issued and outstanding shares in the U.S. Borrower, together with any legal opinions as may be reasonably requested by the Agent; and
(iii)a confirmation and amendment with respect to all other Security previously executed and delivered by the Baytex Luxco, provided that, the documents listed in (i) to (iii) above shall be in form and substance satisfactory to the Agent and Lenders’ Counsel in their sole discretion.
(b)Within 30 days after the Effective Date:
(i)the U.S. Borrower shall have executed and delivered to the Agent an agreement that amends and restates or replaces the blocked account control agreement (“shifting control") dated as of May 17, 2016 between JPMorgan Chase Bank, N.A., the U.S. Borrower and the Agent, which agreement shall, among other things, (A) update the description of the Credit Agreement referred to therein to refer to this Agreement and (B) update references to affected accounts; such agreement shall be in form and substance satisfactory to the Agent and Lenders’ Counsel in their sole discretion; and
(ii)the Agent and the Lenders shall have received such legal opinions with respect to laws of the United States of America and supporting officer's certificates as reasonably requested by the Agent, each in form and substance satisfactory to the Agent and Lenders’ Counsel in their sole discretion.
3.4Waiver
The conditions set forth in Sections 3.1, 3.2 and 3.3 are inserted for the sole benefit of the Lenders and the Agent and may be waived by all of the Lenders, in whole or in part (with or without terms or conditions) without prejudicing the right of the Lenders or Agent at any time to assert such waived conditions in respect of any subsequent Drawdown.
Article 4
EVIDENCE OF DRAWDOWNS
4.1Accounts and Records
The Agent (and, with respect to an Operating Facility, the applicable Operating Lender on behalf of the Agent) shall open and maintain books of account evidencing all Loans and all other amounts owing by a Borrower to the Lenders hereunder. The Agent (or, with respect to an Operating Facility, the applicable Operating Lender on its behalf) shall enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by the Borrowers hereunder. The information entered in the foregoing accounts shall, absent manifest error, constitute prima facie evidence of the obligations of the Borrowers to the Lenders hereunder with respect to all Loans and all other amounts owing by the Borrowers to the Lenders hereunder. After a request by a Borrower, the Agent (or, with respect to an Operating Facility, the applicable Operating Lender on its behalf) shall promptly advise such Borrower of such entries made in the Agent’s books of account.
Article 5
PAYMENTS OF INTEREST AND FEES
5.1Interest on Canadian Prime Rate Loans
The Canadian Borrower shall pay interest on each Canadian Prime Rate Loan owing by it during each Interest Period applicable thereto in Canadian Dollars at a rate per annum equal to the Canadian Prime Rate in effect from time to time during such Interest Period plus the Applicable Pricing Rate. Each determination by the Agent of the Canadian Prime Rate applicable from time to time during an Interest

Period shall, in the absence of manifest error, be prima facie evidence thereof. Such interest shall accrue daily and shall be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date or the preceding Conversion Date or Interest Payment Date, as the case may be, for such Loan to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the Canadian Prime Rate Loan outstanding during such period and on the basis of the actual number of days elapsed in a year of 365 days. Changes in the Canadian Prime Rate shall cause an immediate adjustment of the interest rate applicable to such Loans without the necessity of any notice to the Canadian Borrower.
5.2Interest on U.S. Base Rate Loans
Each Borrower shall pay interest on each U.S. Base Rate Loan owing by it during each Interest Period applicable thereto in United States Dollars at a rate per annum equal to the U.S. Base Rate in effect from time to time during such Interest Period plus the Applicable Pricing Rate. Each determination by the Agent of the U.S. Base Rate applicable from time to time during an Interest Period shall, in the absence of manifest error, be prima facie evidence thereof. Such interest shall be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date or the preceding Conversion Date or Interest Payment Date, as the case may be, for such Loan to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the U.S. Base Rate Loan outstanding during such period and on the basis of the actual number of days elapsed in a year of 365 days. Changes in the U.S. Base Rate shall cause an immediate adjustment of the interest rate applicable to such Loans without the necessity of any notice to any of the Borrowers.
5.3Interest on SOFR Loans
Each Borrower shall pay interest on each SOFR Loan owing by it during each Interest Period applicable thereto in United States Dollars at a rate per annum, calculated on the basis of a 360 day year, equal to the Adjusted Term SOFR with respect to such Interest Period plus the Applicable Pricing Rate. Each determination by the Agent of the Adjusted Term SOFR applicable to an Interest Period shall, in the absence of manifest error, be prima facie evidence thereof. Such interest shall accrue daily and shall be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date or the preceding Rollover Date, Conversion Date or Interest Payment Date, as the case may be, for such Loan to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the SOFR Loan outstanding during such period and on the basis of the actual number of days elapsed divided by 360.
5.4Interest Act (Canada); Conversion of 360-Day Rates
(1)Whenever a rate of interest or other rate per annum hereunder is calculated on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.
(2)Whenever a rate of interest or other rate per annum hereunder is expressed or calculated on the basis of a year of 360 days, such rate of interest or other rate shall be expressed as a rate per annum, calculated on the basis of a 365 day year, by multiplying such rate of interest or other rate by 365 and dividing it by 360.
5.5Nominal Rates; No Deemed Reinvestment
The principle of deemed reinvestment of interest shall not apply to any interest calculation under this Agreement; all interest payments to be made hereunder shall be paid without allowance or deduction for deemed reinvestment or otherwise, before and after maturity, default and judgment. The rates of interest specified in this Agreement are intended to be nominal rates and not effective rates. Interest calculated hereunder shall be calculated using the nominal rate method and not the effective rate method of calculation.
5.6Standby Fees
(1)Each Borrower shall pay to the Agent, for the account of the relevant Lenders, and to each Operating Lender, for its own account, a standby fee in United States Dollars in respect of,

in the case of payments to the Agent, the Syndicated Facilities, and, in the case of payments to an Operating Lender, the applicable Operating Facility, as the case may be, calculated at a rate per annum equal to the Applicable Pricing Rate on the amount, if any, by which the amount of the Outstanding Principal under the Credit Facility in question for each day in the period of determination is less than the maximum amount for each such day of such Credit Facility. For the purpose of determining standby fees, the Agent and the relevant Operating Lender shall determine the Outstanding Principal assuming the exchange rate for each day of any month is the Exchange Rate for conversions of United States Dollars to Canadian Dollars established by the Bank of Canada for the first day of such month. Fees determined in accordance with this Section shall accrue daily from and after the date hereof and be payable by the Borrowers quarterly in arrears and on cancellation in full of a Credit Facility, and on the Maturity Date applicable to such Credit Facility.
(2)As of: (a) the first day of January, April, July and October in each year, (b) the date of any cancellation in full of a Canadian Credit Facility, (c) the date of any cancellation in full of a U.S. Credit Facility, and (d) the Maturity Date applicable to a Credit Facility, as the case may be, either the Agent or the relevant Operating Lender, as applicable, shall determine the standby fees under this Section in respect of such Credit Facility, for the period from and including the date hereof or the date of the immediately preceding determination, as the case may be, to but excluding that date of determination and shall deliver to the applicable Borrower(s) a written request for payment of the standby fees so determined, as detailed therein. Each Borrower shall pay to the Agent, for the account of the relevant Lenders, and to the relevant Operating Lender, for its own account, the standby fees referred to above within five (5) Banking Days after receipt of each such written request.
5.7Agent’s Fees
From and after the date hereof, the Canadian Borrower shall pay to the Agent, for its own account, until the Credit Facilities have been fully cancelled and all Obligations hereunder have been paid in full, the non-refundable agency fees in the amounts and at the times specified in the Agency Fee Agreement.
5.8Interest on Overdue Amounts
Notwithstanding any other provision hereof, in the event that any amount due hereunder (including any interest payment) is not paid when due (whether by acceleration or otherwise), the applicable Borrower shall pay interest on such unpaid amount (including interest on interest), if and to the fullest extent permitted by applicable law, from the date that such amount is due until the date that such amount is paid in full (but excluding the date of such payment if the payment is received for value at the required place of payment on the date of such payment prior to 1:00 p.m. (Toronto time)), and such interest shall accrue daily, be calculated and compounded monthly on the last Banking Day of each such month and be payable in the currency of the relevant Loan on demand, after as well as before maturity, default and judgment, at a rate per annum that is equal to (i) in respect of amounts due in Canadian Dollars, the rate of interest then payable on Canadian Prime Rate Loans (as set forth in Section 5.1) plus [redacted]% per annum or (ii) in respect of amounts due in United States Dollars, the rate of interest then payable on U.S. Base Rate Loans (as set forth in Section 5.2) plus [redacted]% per annum.
5.9Waiver
To the extent permitted by applicable law, the covenant of a Borrower to pay interest at the rates provided herein shall not merge in any judgment relating to any obligation of such Borrower to the Lenders or the Agent and any provision of the Interest Act (Canada) or Judgment Interest Act (Alberta) which restricts any rate of interest set forth herein shall be inapplicable to this Agreement and is hereby waived by the Borrowers.
5.10Maximum Rate Permitted by Law
No interest or fee to be paid hereunder shall be paid at a rate exceeding the maximum rate permitted by applicable law. In the event that such interest or fee exceeds such maximum rate, such interest or fees shall be reduced or refunded, as the case may be, so as to be payable at the highest rate recoverable under applicable law.

5.11Conforming Changes
In connection with the use or administration of SOFR or Term SOFR, the Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Document, other than the Borrowers. The Agent will promptly notify the Borrowers and the Lenders of the effectiveness of any Conforming Changes in connection with the use or administration of SOFR or Term SOFR, as applicable.
Article 6
BANKERS’ ACCEPTANCES
6.1Bankers’ Acceptances
Subject to Section 13.3, the Canadian Borrower may give the Agent or the Canadian Operating Lender (as applicable) notice that Bankers’ Acceptances will be required under a Canadian Credit Facility pursuant to a Drawdown, Rollover or Conversion.
6.2Fees
Upon the acceptance by a Lender of a Bankers’ Acceptance, the Canadian Borrower shall pay to the Agent for the account of such Lender a fee in Canadian Dollars equal to the Applicable Pricing Rate calculated on the principal amount at maturity of such Bankers’ Acceptance and for the period of time from and including the date of acceptance to but excluding the maturity date of such Bankers’ Acceptance and calculated on the basis of the number of days elapsed in a year of 365 days.
6.3Form and Execution of Bankers’ Acceptances
The following provisions shall apply to each Bankers’ Acceptance hereunder:
(a)the face amount at maturity of each draft drawn by the Canadian Borrower to be accepted as a Bankers’ Acceptance shall be in a minimum amount of Cdn.$100,000 and integral multiples of Cdn.$1,000 for amounts in excess of such minimum amount;
(b)the term to maturity of each draft drawn by the Canadian Borrower to be accepted as a Bankers’ Acceptance shall, subject to market availability as determined by all of the relevant Lenders, be 1, 2 or 3 months (or such other longer or shorter term as agreed by all of the relevant Lenders), as selected by the Canadian Borrower in the relevant Drawdown, Rollover or Conversion Notice, and each Bankers’ Acceptance shall be payable and mature on the last day of the Interest Period selected by the Canadian Borrower for such Bankers’ Acceptance (which, for certainty, pursuant to the definition of “Interest Period” shall be on or prior to the Maturity Date of the applicable Credit Facility under which the Bankers’ Acceptances are proposed to be issued);
(c)each draft drawn by the Canadian Borrower and presented for acceptance by a Lender shall be drawn on the standard form of such Lender in effect at the time; provided, however, that the Agent may require the Lenders to use a generic form of Bankers’ Acceptance, in a form satisfactory to each Lender, acting reasonably, provided by the Agent for such purpose in place of the Lenders’ own forms;
(d)subject to Section 6.3(e) below, Bankers’ Acceptances shall be signed by duly authorized officers of the Canadian Borrower or, in the alternative, the signatures of such officers may be mechanically reproduced in facsimile thereon and Bankers’ Acceptances bearing such facsimile signatures shall be binding on the Canadian Borrower as if they had been manually executed and delivered by such officers on behalf of the Canadian Borrower; notwithstanding that any Person whose manual or facsimile signature appears on any Bankers’ Acceptance may no longer be an authorized signatory for the Canadian Borrower on the date of issuance of a Bankers’ Acceptance, such signature shall nevertheless be valid and sufficient for all purposes as if such authority had remained in force at the time of such issuance and any such Bankers’ Acceptance shall be binding on the Canadian Borrower; and

(e)in lieu of signing Bankers’ Acceptances in accordance with Section 6.3(d) above, the Canadian Borrower hereby provides a Power of Attorney to each Lender as set out in Section 6.4; for so long as a Power of Attorney is in force with respect to a given Lender, such Lender shall execute and deliver Bankers’ Acceptances on behalf of the Canadian Borrower in accordance with the provisions thereof and, for certainty, all references herein to drafts drawn by the Canadian Borrower, Bankers’ Acceptances executed by the Canadian Borrower or similar expressions shall be deemed to include Bankers’ Acceptances executed in accordance with a Power of Attorney, unless the context otherwise requires.
6.4Power of Attorney; Provision of Bankers’ Acceptances to Lenders
(1)Unless revoked with respect to a given Lender in accordance herewith, the Canadian Borrower hereby appoints each Lender, acting by any authorized signatory of the Lender in question, the attorney of the Canadian Borrower:
(a)to sign for and on behalf and in the name of the Canadian Borrower as drawer, drafts in such Lender’s standard form which are depository bills as defined in the Depository Bills and Notes Act (Canada) (the “DBNA”), payable to a “clearing house” (as defined in the DBNA) including The Canadian Depository For Securities Limited or its nominee, CDS & Co. (the “clearing house”);
(b)for drafts which are not depository bills, to sign for and on behalf and in the name of the Canadian Borrower as drawer and to endorse on its behalf, Bankers’ Acceptances drawn on the Lender payable to the order of the undersigned or payable to the order of such Lender;
(c)to fill in the amount, date and maturity date of such Bankers’ Acceptances; and
(d)to deposit and/or deliver such Bankers’ Acceptances which have been accepted by such Lender, provided that such acts in each case are to be undertaken by the Lender in question strictly in accordance with instructions given to such Lender by the Canadian Borrower as provided in this Section. For certainty, signatures of any authorized signatory of a Lender may be mechanically reproduced in facsimile on Bankers’ Acceptances in accordance herewith and such facsimile signatures shall be binding and effective as if they had been manually executed by such authorized signatory of such Lender.
Instructions from a Canadian Borrower to a Lender relating to the execution, completion, endorsement, deposit and/or delivery by that Lender on behalf of the Canadian Borrower of Bankers’ Acceptances which the Canadian Borrower wishes to submit to such Lender for acceptance by such Lender shall be communicated by the Canadian Borrower in writing to the Agent by delivery to the Agent of Drawdown Notices, Conversion Notices and Rollover Notices, as the case may be, in accordance with this Agreement which, in turn, shall be communicated by the Agent, on behalf of the Canadian Borrower, to the Lender.
The communication in writing by a Canadian Borrower, or on behalf of the Canadian Borrower by the Agent, to a Lender of the instructions set out in the Drawdown Notices, Conversion Notices and Rollover Notices referred to above shall constitute (a) the authorization and instruction of the Canadian Borrower to such Lender to sign for and on behalf and in the name of the Canadian Borrower as drawer the requested Bankers’ Acceptances and to complete and/or endorse Bankers’ Acceptances in accordance with such information as set out above and (b) the request of the Canadian Borrower to such Lender to accept such Bankers’ Acceptances and deposit the same with the clearing house or deliver the same, as the case may be, in each case in accordance with this Agreement and such instructions. The Canadian Borrower acknowledges that a Lender shall not be obligated to accept any such Bankers’ Acceptances except in accordance with the provisions of this Agreement.
A Lender shall be and it is hereby authorized to act on behalf of the Canadian Borrower upon and in compliance with instructions communicated to that Lender as provided herein if such Lender reasonably believes such instructions to be genuine. If a Lender accepts Bankers’ Acceptances pursuant to any such instructions, that Lender shall confirm particulars of such instructions and advise the Agent that it has complied therewith by notice in writing addressed to the Agent in accordance with the provisions hereof. A

Lender’s actions in compliance with such instructions, and (if applicable) confirmed and advised to the Agent by such notice, shall be conclusively deemed to have been in accordance with the instructions of the Canadian Borrower.
This power of attorney may be revoked by the Canadian Borrower with respect to any particular Lender at any time upon not less than five (5) Banking Days’ prior written notice served upon the Lender in question and the Agent, provided that, no such revocation shall reduce, limit or otherwise affect the obligations of the Canadian Borrower in respect of any Bankers’ Acceptance executed, completed, endorsed, deposited and/or delivered in accordance herewith prior to the time at which such revocation becomes effective.
(2)Unless the Canadian Borrower has provided Powers of Attorney to the Lenders, to facilitate Drawdowns, Rollovers or Conversions of Bankers’ Acceptances, the Canadian Borrower shall, upon execution of this Agreement and thereafter from time to time as required by the Lenders, provide to the Agent for delivery to each Lender drafts drawn in blank by the Canadian Borrower (pre-endorsed and otherwise in fully negotiable form, if applicable) in quantities sufficient for each Lender to fulfil its obligations hereunder. Any such pre-signed drafts which are delivered by the Canadian Borrower to the Agent or a Lender shall be held in safekeeping by the Agent or such Lender, as the case may be, with the same degree of care as if they were the Agent’s or such Lender’s property, and shall only be dealt with by the Lenders and the Agent in accordance herewith. No Lender shall be responsible or liable for its failure to make its share of any Drawdown, Rollover or Conversion of Bankers’ Acceptances required hereunder if the cause of such failure is, in whole or in part, due to the failure of the Canadian Borrower to provide such pre-signed drafts to the Agent (for delivery to such Lender) on a timely basis.
(3)By 9:00 a.m. (Calgary time) on the applicable Drawdown Date, Conversion Date or Rollover Date, each applicable Canadian Borrower shall (a) either deliver to each Lender in Toronto, or, if previously delivered, be deemed to have authorized each Lender to complete and accept, or (b) where the Canadian Borrower has previously executed and delivered a Power of Attorney to the Lender, be deemed to have authorized each such Lender to sign on behalf of the Canadian Borrower, complete and accept, drafts drawn by the Canadian Borrower on such Lender in a principal amount at maturity equal to such Lender’s share of the Bankers’ Acceptances specified by the Canadian Borrower in the relevant Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, as notified to the Lenders by the Agent.
6.5Mechanics of Issuance
(1)Upon receipt by the Agent of a Drawdown Notice, Conversion Notice or Rollover Notice from the Canadian Borrower requesting the issuance of Bankers’ Acceptances under a Credit Facility, the Agent shall promptly notify the Lenders thereof and advise each Lender of the aggregate face amount of Bankers’ Acceptances to be accepted by such Lender, the date of issue, the Interest Period for such Loan and, whether such Bankers’ Acceptances are to be self-marketed by the Canadian Borrower or purchased by such Lender for its own account; the apportionment among the Lenders of the face amounts of Bankers’ Acceptances to be accepted by each Lender shall be determined by the Agent by reference and in proportion to the respective Commitments of each Lender, provided that, when such apportionment cannot be evenly made, the Agent shall round allocations amongst such Lenders consistent with the Agent’s normal money market practices.
(2)Unless the Canadian Borrower has elected pursuant to Section 6.5(3) to have each Lender purchase for its own account the Bankers’ Acceptances to be accepted by it in respect of any Drawdown, Rollover or Conversion, on each Drawdown Date, Rollover Date or Conversion Date involving the issuance of Bankers’ Acceptances:
(a)the Canadian Borrower shall obtain quotations from prospective purchasers regarding the sale of the Bankers’ Acceptances and shall accept such offers in its sole discretion;
(b)by no later than 9:00 a.m. (Calgary time) on such date, the Canadian Borrower shall provide the Agent with details regarding the sale of the Bankers’ Acceptances described in (a) above whereupon the Agent shall promptly notify the Lenders of the identity of the purchasers of such Bankers’ Acceptances, the amounts being purchased by such purchasers, the Discount Proceeds and the acceptance fees applicable to such issue of Bankers’ Acceptances (including each Lender’s share thereof);
(c)each Lender shall complete and accept in accordance with the Drawdown Notice, Conversion Notice or Rollover Notice delivered by the Canadian Borrower and (if applicable) advised by the Agent in connection with such issue, its share of the Bankers’ Acceptances to be issued on such date; and
(d)in the case of a Drawdown, each Lender shall, on receipt of the Discount Proceeds, remit the Discount Proceeds (net of the acceptance fee payable to such Lender pursuant to Section 6.2) to the Agent for the account of the Canadian Borrower; the Agent shall make such funds available to the Canadian Borrower for same day value on such date.
(3)The Canadian Borrower may, with respect to the issuance of Bankers’ Acceptances hereunder from time to time, elect in the Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, delivered in respect of such issuance to have the Lenders purchase such Bankers’ Acceptances for their own account. On each such Drawdown Date, Rollover Date or Conversion Date involving the issuance of Bankers’ Acceptances being so purchased by the Lenders:
(a)before 9:00 a.m. (Calgary time) on such date, the Agent shall determine the CDOR Rate and shall obtain quotations from each Schedule II Lender or Schedule III Lender of the Discount Rate then applicable to bankers’ acceptances accepted by such Schedule II Lender or Schedule III Lender in respect of an issue of bankers’ acceptances in a comparable amount and with comparable maturity to the Bankers’ Acceptances proposed to be issued on such date;
(b)on or about 9:00 a.m. (Calgary time) on such date, the Agent shall determine the BA Discount Rate applicable to each Lender and shall advise each Lender of the BA Discount Rate applicable to it;
(c)each Lender shall complete and accept, in accordance with the Drawdown Notice, Conversion Notice or Rollover Notice delivered by the Canadian Borrower and (if applicable) advised by the Agent in connection with such issue, its share of the Bankers’ Acceptances to be issued on such date and shall purchase such Bankers’ Acceptances for its own account at a purchase price which reflects the BA Discount Rate applicable to such issue; and
(d)in the case of a Drawdown, each Lender shall, for same day value on the Drawdown Date, remit the Discount Proceeds or advance the BA Equivalent Advance, as the case may be, payable by such Lender (net of the acceptance fee payable to such Lender pursuant to Section 6.2) to the Agent for the account of the Canadian Borrower; the Agent shall make such funds available to the Canadian Borrower for same day value on such date.
(4)Each Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all Bankers’ Acceptances accepted and purchased by it for its own account.
6.6Rollover, Conversion or Payment on Maturity
In anticipation of the maturity of Bankers’ Acceptances, each applicable Canadian Borrower shall, subject to and in accordance with the requirements hereof, do one or a combination of the following with respect to the aggregate face amount at maturity of all such Bankers’ Acceptances:
(a)(i) deliver to the Agent a Rollover Notice that the Canadian Borrower intends to draw and present for acceptance on the maturity date new Bankers’ Acceptances (issued under the same Credit Facility as the maturing Bankers’ Acceptances) in an aggregate face amount up to the aggregate amount of the maturing Bankers’ Acceptances and (ii) on the maturity date pay to the Agent for the account of the Lenders an additional amount equal to the difference between the aggregate face amount of the maturing Bankers’ Acceptances and the Discount Proceeds of such new Bankers’ Acceptances;

(b)(i) deliver to the Agent a Conversion Notice requesting a Conversion of the maturing Bankers’ Acceptances to another type of Loan under the same Credit Facility as the maturing Bankers’ Acceptances and (ii) on the maturity date pay to the Agent for the account of the Lenders an amount equal to the difference, if any, between the aggregate face amount of the maturing Bankers’ Acceptances and the amount of the Loans into which Conversion is requested; or
(c)on the maturity date of the maturing Bankers’ Acceptances, pay to the Agent for the account of the Lenders an amount equal to the aggregate face amount of such Bankers’ Acceptances.
If any applicable Canadian Borrower fails to so notify the Agent or make such payments on maturity, the Agent shall effect a Conversion into a Canadian Prime Rate Loan under the same Credit Facility as the maturing Bankers’ Acceptances of the entire amount of such maturing Bankers’ Acceptances as if a Conversion Notice had been given by the Canadian Borrower to the Agent to that effect.
6.7Restriction on Rollovers and Conversions
Subject to the other provisions hereof, Conversions and Rollovers of Bankers’ Acceptances may only occur on the maturity date thereof.
6.8Rollovers
In order to satisfy the continuing liability of a Canadian Borrower to a Lender for the face amount of maturing Bankers’ Acceptances accepted by such Lender, the Lender shall receive and retain for its own account the Discount Proceeds of new Bankers’ Acceptances issued on a Rollover, and the Canadian Borrower shall on the maturity date of the Bankers’ Acceptances being rolled over pay to the Agent for the account of the Lenders an amount equal to the difference between the face amount of the maturing Bankers’ Acceptances and the Discount Proceeds from the new Bankers’ Acceptances, together with the acceptance fees to which the relevant Lenders are entitled pursuant to Section 6.2.
6.9Conversion into Bankers’ Acceptances
In respect of Conversions into Bankers’ Acceptances, in order to satisfy the continuing liability of a Canadian Borrower to the Lenders for the amount of the converted Loan, each Lender shall receive and retain for its own account the Discount Proceeds of the Bankers’ Acceptances issued upon such Conversion, and the Canadian Borrower shall on the Conversion Date pay to the Agent for the account of the Lenders an amount equal to the difference between the principal amount of the converted Loan and the aggregate Discount Proceeds from the Bankers’ Acceptances issued on such Conversion, together with the acceptance fees to which the relevant Lenders are entitled pursuant to Section 6.2.
6.10Conversion from Bankers’ Acceptances
In order to satisfy the continuing liability of a Canadian Borrower to the Lenders for an amount equal to the aggregate face amount of the maturing Bankers’ Acceptances converted to another type of Loan, the Agent shall record the obligation of the Canadian Borrower to the Lenders as a Loan of the type into which such continuing liability has been converted.
6.11BA Equivalent Advances
Notwithstanding the foregoing provisions of this Section 6.11, a Non-Acceptance Lender shall, in lieu of accepting Bankers’ Acceptances, make a BA Equivalent Advance. The amount of each BA Equivalent Advance shall be equal to the Discount Proceeds which would be realized from a hypothetical sale of those Bankers’ Acceptances which, but for this Section, such Lender would otherwise be required to accept as part of such a Drawdown, Conversion or Rollover of Bankers’ Acceptances. To determine the amount of such Discount Proceeds, the hypothetical sale shall be deemed to take place at the BA Discount Rate for such Loan. Any BA Equivalent Advance shall be made on the relevant Drawdown Date, Rollover Date or Conversion Date as the case may be and shall remain outstanding for the term of the relevant Bankers’ Acceptances. Concurrent with the making of a BA Equivalent Advance, a Non-Acceptance Lender shall be entitled to deduct therefrom an amount equal to the acceptance fee which, but for this Section, such Lender would otherwise be entitled to receive as part of such Loan. Subject to

Section 6.6, upon the maturity date for such Bankers’ Acceptances, the Canadian Borrower shall pay to each Non-Acceptance Lender an amount equal to the face amount at maturity of the Bankers’ Acceptances which, but for this Section, such Lender would otherwise be required to accept as part of such a Drawdown, Conversion or Rollover of Bankers’ Acceptances as repayment of the amount of its BA Equivalent Advance plus payment of the interest accrued and payable thereon to such maturity date as repayment of the amount of its BA Equivalent Advance plus payment of the interest accrued and payable thereon to such maturity date. All BA Equivalent Advances made by a Non-Acceptance Lender shall, if requested by such Lender, be evidenced by promissory notes of the Canadian Borrower in form and substance satisfactory to such Lender, acting reasonably, and the provisions of Section 6.4 shall apply, mutatis mutandis.
All references herein to “Loans” and “Bankers’ Acceptances” shall, unless otherwise expressly provided herein or unless the context otherwise requires, be deemed to include BA Equivalent Advances made by a Non-Acceptance Lender as part of a Drawdown, Conversion or Rollover of Bankers’ Acceptances.
6.12Termination of Bankers’ Acceptances
If at any time a Lender does not accept bankers’ acceptances in the ordinary course of its business, such Lender shall be deemed to be a Non-Acceptance Lender and shall make BA Equivalent Advances in lieu of accepting Bankers’ Acceptances under this Agreement.
6.13Canadian Borrower's Acknowledgements
In the event that the Canadian Borrower is marketing its own Bankers’ Acceptances in accordance with Section 6.5(2), the Canadian Borrower hereby agrees that it shall make its own arrangements for the marketing and sale of the Bankers’ Acceptances to be issued hereunder and that the Lenders shall have no obligation nor be responsible in that regard. The Canadian Borrower further acknowledges and agrees that the availability of purchasers for Bankers’ Acceptances requested to be issued hereunder, as well as all risks relating to the purchasers thereof, are its own risk.
6.14Bankers’ Acceptances under the Canadian Operating Facility
Notwithstanding anything in this Article 6 to the contrary, references in this Article 6 to the delivery by the Canadian Borrower to, or the receipt by, the Agent, of Drawdown Notices, Conversions Notices and Rollover Notices, shall, in respect of Drawdowns, Conversions and Rollovers of Bankers’ Acceptances under the Canadian Operating Facility, be deemed to be references to delivery by the Canadian Borrower to, or the receipt by, the Canadian Operating Lender, of such Drawdown Notices, Conversion Notices and Rollover Notices, as the case may be.
Article 7
LETTERS OF CREDIT
7.1Availability
Subject to the provisions hereof, the applicable Borrower may require that Letters of Credit be issued under a Canadian Credit Facility or a U.S. Credit Facility, as the case may be, in accordance with the Drawdown Notices and Rollover Notices of such Borrower; provided that: (a) the aggregate Outstanding Principal represented by all outstanding Letters of Credit under the Canadian Syndicated Facility shall not exceed U.S.$75,000,000 at any time (or the Equivalent Amount thereof in Canadian Dollars), (b) the aggregate Outstanding Principal represented by all outstanding Letters of Credit under the U.S. Syndicated Facility shall not exceed U.S.$30,000,000 at any time, and (c) the aggregate Outstanding Principal of all Fronted LCs issued by a given Fronting Lender shall not exceed the Individual Fronting Limit applicable to such Fronting Lender. The issuance of Letters of Credit shall constitute Drawdowns or Rollovers (as applicable) hereunder and shall reduce the availability of the applicable Canadian Credit Facility or U.S. Credit Facility, as the case may be, by the aggregate Outstanding Principal of Letters of Credit under such Canadian Credit Facility or U.S. Credit Facility, as the case may be.

7.2Currency, Type, Form and Expiry
Letters of Credit issued pursuant hereto shall be denominated in Canadian Dollars or United States Dollars and amounts payable thereunder shall be paid in the currency in which the Letter of Credit is denominated. A Letter of Credit issued hereunder shall, at the option of a Borrower (as specified in the relevant Drawdown Notice or Rollover Notice), be issued (a) by an Operating Lender under the applicable Operating Facility, (b) under the Canadian Syndicated Facility, (i) by a Canadian Syndicated Facility Fronting Lender as a Fronted LC or (ii) by the Agent on behalf of the Canadian Syndicated Facility Lenders (each as to their Rateable Portion thereof) as a POA LC or (c) under the U.S. Syndicated Facility, by the U.S. Syndicated Facility Fronting Lender as a Fronted LC. Letters of Credit shall be in a form satisfactory to the applicable Operating Lender, applicable Fronting Lender, or the Agent (as applicable), acting reasonably, and shall have an expiration date not in excess of one year from the date of issue and, in any event, with respect to Letters of Credit under the Canadian Syndicated Facility, not later than the then current Canadian Syndicated Facility Maturity Date and, with respect to Letters of Credit under the U.S. Syndicated Facility, not later than the then current U.S. Syndicated Facility Maturity Date; provided that Letters of Credit may contain customary automatic renewal provisions. On the Canadian Operating Facility Maturity Date, the U.S. Operating Facility Maturity Date, the Canadian Syndicated Facility Maturity Date or the U.S. Syndicated Facility Maturity Date, as the case may be, the applicable Borrower shall provide or cause to be provided to, with respect to a Maturity Date in respect of a Canadian Credit Facility or a U.S. Credit Facility, the Agent cash collateral or letters of credit (or any combination thereof) in accordance with the provisions of Section 2.17(2) in an amount equal to or greater than the aggregate undrawn amount of all unexpired Letters of Credit outstanding under the applicable Credit Facility; such cash collateral and letters of credit shall be held by the Agent and be applied in accordance with Section 2.17(2) in satisfaction of and security for the Obligations of such Borrower for such unexpired Letters of Credit.
7.3No Conversion
Except as provided in Section 7.9, no Borrower may effect a Conversion of a Letter of Credit.
7.4POA LC Provisions
(1)Each POA LC shall be issued by all Lenders as a single multi-Lender letter of credit, but the obligation of each Lender thereunder shall be several, and not joint, based upon its Rateable Portion in effect on the date of issuance of such POA LC. Each POA LC shall include the provisions contained in and shall be substantially in the form of Schedule I annexed hereto; provided that, without the prior written consent of each Lender, no POA LC shall be issued which varies the several and not joint nature of the liability of each Lender thereunder.
(2)Each POA LC shall be executed and delivered by the Agent in the name and on behalf of, and as attorney-in-fact for, each Lender party to such Letter of Credit. The Agent shall act under each POA LC as the agent of each Lender to:
(a)receive Drafts and other documents presented by the beneficiary under such POA LC;
(b)determine whether such Drafts and documents are in compliance with the terms and conditions of such POA LC; and
(c)notify such Lender and the Canadian Borrower that a valid drawing has been made and the date that the related payment under such POA LC is to be made; provided that the Agent (in such capacity) shall have no obligation or liability for any payment to be made under any POA LC, and each POA LC shall expressly so provide.
Each Lender hereby irrevocably appoints and designates the Agent as its attorney-in-fact, acting through any duly authorized officer of the Agent, to execute and deliver in the name and on behalf of such Lender each POA LC to be issued by such Lender hereunder. Promptly upon the request of the Agent, each Lender will furnish to the Agent such powers of attorney or other evidence as any beneficiary of any POA LC may reasonably request in order to demonstrate that the Agent has the power to act as attorney-in-fact for such Lender to execute and deliver such POA LC. The Canadian Borrower and the Lenders agree that each POA LC shall provide that all Drafts and other documents presented thereunder shall be delivered to the Agent and that all payments thereunder shall be made by the Lenders obligated thereon through the Agent at the branch of the Agent specified therein. Each Lender shall be severally liable under each POA LC in proportion to its Rateable Portion on the date of issuance of such POA LC and each POA LC shall specify each Lender’s share of the amount payable thereunder.
(3)The Canadian Borrower and each Lender hereby authorize the Agent to review on behalf of each Lender each Draft and other document presented under each POA LC. The determination of the Agent as to the conformity of any documents presented under a POA LC to the requirements of such POA LC shall, in the absence of the Agent’s gross negligence or wilful misconduct, be conclusive and binding on the Canadian Borrower and each Lender. The Agent shall, within a reasonable time following its receipt thereof, examine all documents purporting to represent a demand for payment under any POA LC. The Agent shall promptly after such examination:
(a)notify each of the Lenders obligated under such POA LC and the Canadian Borrower by telephone (confirmed in writing) of such demand for payment and of each Lender’s share of such payment;
(b)deliver to each such Lender a copy of each document purporting to represent a demand for payment under such POA LC; and
(c)notify each Lender and the Canadian Borrower whether said demand for payment was properly made under such POA LC.
With respect to any drawing determined by the Agent to have been properly made under a POA LC, each Lender will make a payment under such POA LC in accordance with its liability under such POA LC and this Agreement, such payment to be made to the relevant Agent’s Canadian Facility Account or such other account of the Agent as shall have been most recently designated by it for such purpose by notice to the Lenders. The Agent will make any such payment available to the beneficiary of such POA LC by promptly crediting the amounts so received, in like funds, to the account identified by such beneficiary in connection with such demand for payment. Promptly following any payment by any Lender in respect of any POA LC, the Agent will notify the Canadian Borrower of such payment; provided that any failure to give or delay in giving such notice shall not relieve the Canadian Borrower of its obligation to reimburse the Lenders with respect to any such payment. The responsibility of the Agent and the Lenders in connection with any Draft presented for payment under any POA LC shall, in addition to any payment obligation expressly provided for in such POA LC, be limited to determining that the documents (including each Draft) delivered under such Letter of Credit in connection with such presentment are in conformity with such POA LC. The Agent shall not be required to make any payment under a POA LC in excess of the amount received by it from the Lenders for such payment.
7.5Fronted LC Provisions
(1)Each Fronting Lender will exercise and give the same care and attention to each Fronted LC issued by it hereunder as it gives to its other letters of credit and similar obligations, and such Fronting Lender’s, sole liability to each relevant Lender shall be to promptly return to the Agent for the account of the relevant Lenders, each such Lender’s respective Rateable Portions of any payments made to such Fronting Lender, by the applicable Borrower hereunder (other than the fees and amounts payable to such Fronting Lender for its own account) if such Borrower has made a payment to such Fronting Lender hereunder. Each Lender agrees that, in paying any drawing under a Fronted LC, the applicable Fronting Lender shall not have any responsibility to obtain any document (other than as expressly required by such Fronted LC) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of any Person delivering any such document. None of the applicable Fronting Lender or any of their representatives, officers, employees or agents shall be liable to any Lender for:
(a)any action taken or omitted to be taken in connection herewith at the request or with the approval of the Lenders;
(b)any action taken or omitted to be taken in connection with any Fronted LC in the absence of gross negligence or wilful misconduct; or
(c)the execution, effectiveness, genuineness, validity, or enforceability of any Fronted LC, or any other document contemplated thereby.

None of any of the Fronting Lenders shall incur any liability by acting in reliance upon any notice, consent, certificate, statement or other writing (which may be a bank wire, electronic mail transmittal or similar writing) believed by it to be genuine or to be signed by the proper Person or Persons.
(2)Each Borrower and each Lender hereby authorize each applicable Fronting Lender to review on behalf of each Lender each draft and other document presented under each Fronted LC. The determination of the applicable Fronting Lender as to the conformity of any documents presented under a Fronted LC to the requirements of such Fronted LC shall, in the absence of such Fronting Lender’s gross negligence or wilful misconduct, be conclusive and binding on the applicable Borrower and each applicable Lender. Such applicable Fronting Lender or the U.S. Syndicated Facility Fronting Lender, as the case may be, shall, within a reasonable time following its receipt thereof, examine all documents purporting to represent a demand for payment under any Fronted LC. A Fronting Lender shall promptly after such examination:
(a)notify the Agent and the Canadian Borrower or the Agent and the U.S. Borrower, as the case may be, by telephone (confirmed in writing) of such demand for payment;
(b)deliver to the Agent a copy of each document purporting to represent a demand for payment under such Fronted LC; and
(c)notify the Agent and the Canadian Borrower or the Agent and the U.S. Borrower, as the case may be, whether said demand for payment was properly made under such Fronted LC.
7.6Letters of Credit if a Canadian Syndicated Facility Fronting Lender Ceases to be a Canadian Syndicated Facility Fronting Lender
(1)In the event that a Canadian Lender under the Canadian Syndicated Facility does not have the Required Rating, or in the opinion of the Canadian Syndicated Facility Fronting Lender, in its sole discretion, such Canadian Syndicated Facility Fronting Lender is not willing to or is no longer able to accept the credit risk of such Lender, then such Canadian Syndicated Facility Fronting Lender, may upon at least 30 days’ notice to the Agent (with a copy to the Canadian Borrower), elect not to issue further Fronted LCs from the effective date set forth in such notice (the “Canadian Syndicated Facility Fronting Lender Withdrawal Notice”).
(2)Notwithstanding the foregoing, all Fronted LCs outstanding under the Canadian Syndicated Facility as of the effective date of the Canadian Syndicated Facility Fronting Lender Withdrawal Notice (in this Section, the “Existing Fronted LCs”) shall continue as Fronted LCs pursuant to this Agreement, unless the beneficiary of such Fronted LC agrees that such Fronted LC may be replaced by a new Letter of Credit. The Canadian Borrower shall use reasonable commercial efforts to negotiate with such beneficiary to replace any Existing Fronted LCs with a new Fronted LC or a Letter of Credit under the Canadian Operating Facility.
7.7Letters of Credit if a U.S. Syndicated Facility Fronting Lender Ceases to be the U.S. Syndicated Facility Fronting Lender
(1)In the event that a U.S. Syndicated Facility Lender under the U.S. Syndicated Facility does not have the Required Rating, or in the opinion of the U.S. Syndicated Facility Fronting Lender, in its sole discretion, it is not willing to or is no longer able to accept the credit risk of such U.S. Syndicated Facility Lender, then the U.S. Syndicated Facility Fronting Lender, may upon at least 30 days’ notice to the Agent (with a copy to the U.S. Borrower), elect not to issue further Fronted LCs from the effective date set forth in such notice (the “U.S. Syndicated Facility Fronting Lender Withdrawal Notice”).
(2)Notwithstanding the foregoing, all Fronted LCs outstanding as of the effective date of the U.S. Syndicated Facility Fronting Lender Withdrawal Notice (in this Section, the “Existing Fronted LCs”) shall continue as Fronted LCs under the U.S. Syndicated Facility pursuant to this Agreement, unless the beneficiary of such Fronted LC agrees that such Fronted LC may be replaced by a new Letter of Credit or a Letter of Credit under the U.S. Operating Facility. The U.S. Borrower shall use reasonable commercial efforts to negotiate with such beneficiary to replace any Existing Fronted LCs with a new Fronted LC or a Letter of Credit under the U.S. Operating Facility.

7.8Records
The Agent and, if applicable, the relevant Fronting Lender, in the case of a Fronted LC, shall maintain records showing the undrawn and unexpired amount of each Letter of Credit outstanding hereunder and each Lender’s share of such amount and showing for each Letter of Credit issued hereunder:
(a)the dates of issuance and expiration thereof;
(b)the amount thereof; and
(c)the date and amount of all payments made thereunder.
The Agent and, if applicable, the applicable Fronting Lender shall make copies of such records available to the Canadian Borrower, the U.S. Borrower or any applicable Lender (as applicable) upon its request.
7.9Reimbursement or Conversion on Presentation
On presentation of a Letter of Credit and payment thereunder by the relevant Operating Lender, in the case of a Letter of Credit issued under an Operating Facility, by the Lenders, in the case of a POA LC, by a Fronting Lender, in the case of a Fronted LC issued under a Syndicated Facility, the applicable Borrower shall forthwith pay to and reimburse the Agent for the account of the relevant Operating Lender, the Lenders, the relevant Fronting Lender (as applicable) for all amounts paid pursuant to such Letter of Credit; failing such payment, such Borrower shall be deemed to have effected a Conversion of such Letter of Credit into: (a) a Canadian Prime Rate Loan, in the case of a Letter of Credit denominated in Canadian Dollars, or (b) a U.S. Base Rate Loan, in the case of a Letter of Credit denominated in United States Dollars, in each case, under the same Canadian Credit Facility or U.S. Credit Facility, as the case may be, as such Letter of Credit was issued and to the extent of the payment by the applicable Operating Lender, the applicable Lenders, the relevant Fronting Lender (as applicable) thereunder.
7.10Fronting Lender Indemnity
(1)If a Fronting Lender makes payment under any Fronted LC and the applicable Borrower does not fully reimburse the such Fronting Lender on or before the date of payment, then Section 7.9 shall apply to deem a Loan under the relevant Credit Facility to be outstanding to such Borrower under this Agreement in the manner herein set out. Each Lender shall, on request by such Fronting Lender immediately pay to such Fronting Lender an amount equal to such Lender’s Rateable Portion of the amount paid by such Fronting Lender such that each Lender is participating in the deemed Loan in accordance with its Rateable Portion and, for certainty, regardless of whether any Default or Event of Default is then outstanding or whether any other condition to the making of a Loan has been satisfied or not.
(2)Each Lender shall immediately on demand indemnify a Fronting Lender to the extent of such Lender’s Rateable Portion of any amount paid or liability incurred by such Fronting Lender under each Fronted LC issued by it to the extent that the applicable Borrower does not fully reimburse such Fronting Lender therefor.
(3)For certainty, the obligations in this Section 7.10 shall continue as obligations of those Lenders who were Lenders at the time when each such Letter of Credit was issued notwithstanding that such Lender may assign its rights and obligations hereunder, unless each applicable Fronting Lender specifically releases such Lender from such obligations in writing.
7.11Fees and Expenses
(1)The applicable Borrower shall pay to: (a) the applicable Operating Lender, for its own account, in the case of the issuance of a Letter of Credit under an Operating Facility, (b) all Lenders which have a Commitment under the Canadian Syndicated Facility, in the case of the issuance of a Letter of Credit under the Canadian Syndicated Facility, and all U.S. Syndicated Lenders, in the case of the issuance of a Letter of Credit under the U.S. Syndicated Facility, an issuance fee, payable quarterly in arrears on the first (1st) Banking Day of each calendar quarter and payable on the applicable Maturity Date or (if applicable) any earlier date on which such

Credit Facility under which such Letter of Credit is issued is fully cancelled, calculated at a rate per annum equal to the Applicable Pricing Rate and on the average daily amount of each such Letter of Credit for the number of days such Letter of Credit was outstanding for the period from and including the date of issuance or the date of the immediately preceding determination of issuance fees (as the case may be) to but excluding that date of determination, in each case, in a year of 365 days; provided that, the minimum issuance fee for each such Letter of Credit shall be the generally prevailing minimum issuance fee in effect from time to time of the Agent, the applicable Operating Lender, the applicable Fronting Lender (as applicable) issuing the Letter of Credit in question.
(2)The applicable Borrower shall pay (a) with respect to the Canadian Syndicated Facility, to the Agent for the account of the Canadian Syndicated Facility Fronting Lender in respect of the issuance of any Fronted LC and (b) with respect to the U.S. Syndicated Facility, to the Agent for the account of the U.S. Syndicated Facility Fronting Lender, in either case, a fronting fee, payable in arrears on the first (1st) Banking Day of each calendar quarter and payable on the applicable Maturity Date or (if applicable) any earlier date on which the Canadian Syndicated Facility or the U.S. Syndicated Facility, as the case may be, is fully cancelled, calculated at a rate per annum as is agreed in writing between the applicable Borrower and the applicable Fronting Lender from time to time (as advised to the Agent in writing by each such Fronting Lender from time to time) on the average daily amount of each such Fronted LC for the number of days which such Fronted LC was outstanding for the period from and including the date of issuance or the date of the immediately preceding determination of such fees (as the case may be) to but excluding that date of determination, in each case, in a year of 365 days.
(3)In addition, with respect to all Letters of Credit, the applicable Borrower shall from time to time pay to the applicable Operating Lender, the Agent, the applicable Fronting Lender, as the case may be, its usual and customary fees and charges (at the then prevailing rates) for the issuance, amendment, delivery and administration of letters of credit such as the Letters of Credit and shall pay and reimburse the Agent, each Fronting Lenders, each Operating Lender and the Lenders for any out-of-pocket costs and expenses incurred in connection with any Letter of Credit, including in connection with any payment thereunder.
7.12Additional Provisions
(1)Indemnity and No Lender Liability
Each Borrower in respect of each Letter of Credit issued at its request shall indemnify and save harmless the applicable Lenders, the applicable Fronting Lenders, the applicable Operating Lenders and the Agent against all claims, losses, costs, expenses or damages to the Lenders, the Fronting Lenders, the Operating Lenders and the Agent arising out of or in connection with any Letter of Credit, the issuance thereof, any payment thereunder or any action taken by the Lenders, the Fronting Lenders, the Operating Lenders or the Agent or any other Person in connection therewith, including all costs relating to any legal process or proceeding instituted by any party restraining or seeking to restrain the issuer of a Letter of Credit or the Agent from accepting or paying any Draft or any amount under any such Letter of Credit, except as a result of the Agent’s, the Lenders’, applicable Fronting Lender’s, or the applicable Operating Lender’s (as applicable) gross negligence or wilful misconduct. Each Borrower agrees that the Lenders, the Fronting Lenders, the Operating Lenders and the Agent shall have no liability to it for any reason in respect of or in connection with any Letter of Credit, the issuance thereof, any payment thereunder or any other action taken by the Lenders, the Fronting Lenders, the Operating Lenders, the Agent or any other Person in connection therewith, except as a result of the Agent’s, Lenders’, each Fronting Lender’s, or each Operating Lender’s (as applicable) gross negligence or wilful misconduct.
(2)No Obligation to Inquire
Each Borrower hereby acknowledges and confirms to each of the Operating Lenders, the Fronting Lenders, , the Agent and the Lenders that the Operating Lenders, the Fronting Lenders, the Agent and the Lenders shall not be obliged to make any inquiry or investigation as to the right of any beneficiary to make any claim or Draft or request any payment under a Letter of Credit and payment pursuant to a Letter of Credit shall not be withheld by reason of any matters in dispute between the beneficiary thereof and the applicable Borrower. The sole obligation of the Operating Lenders, the Fronting Lenders, and the Agent and the Lenders with respect to Letters of Credit is to cause to be paid a Draft drawn or purporting to be drawn in accordance with the terms of the applicable Letter of Credit and for such purpose the relevant

Operating Lender, the relevant Fronting Lender, or Agent, as the case may be, is only obliged to determine that the Draft purports to comply with the terms and conditions of the relevant Letter of Credit.
The Operating Lenders, the Fronting Lenders, the Agent and the Lenders shall not have any responsibility or liability for or any duty to inquire into the form, sufficiency (other than to the extent provided in the preceding paragraph), authorization, execution, signature, endorsement, correctness (other than to the extent provided in the preceding paragraph), genuineness or legal effect of any Draft, certificate or other document presented to it pursuant to a Letter of Credit and the Borrowers unconditionally assumes all risks with respect to the same. Each Borrower agrees that it assumes all risks of the acts or omissions of the beneficiary of any Letter of Credit with respect to the use by such beneficiary of the relevant Letter of Credit. The Borrowers each further agree that none of the Agent nor any Lender, including the Fronting Lenders, and the Operating Lenders, nor any of their respective officers, directors or correspondents will assume liability for, or be responsible for:
(a)the validity, correctness, genuineness or legal effect of any document or instrument relating to any Letter of Credit, even if such document or instrument should in fact prove to be in any respect invalid, insufficient, inaccurate, fraudulent or forged;
(b)the failure of any document or instrument to bear any reference or adequate reference to any Letter of Credit;
(c)any failure to note the amount of any Draft on any Letter of Credit or on any related document or instrument;
(d)any failure of the beneficiary of any Letter of Credit to meet the obligations of such beneficiary to a Borrower or any other Person;
(e)any errors, inaccuracies, omissions, interruptions or delays in transmission or delivery of any messages, directions or correspondence by mail, facsimile or otherwise, whether or not they are in cipher;
(f)any inaccuracies in the translation of any messages, directions or correspondence or for errors in the interpretation of any technical terms; or
(g)any failure by the Agent or any Lender, including any Fronting Lender, or any Operating Lender, to make payment under any Letter of Credit as a result of any law, control or restriction rightfully or wrongfully exercised or imposed by any domestic or foreign court or government or Governmental Authority or as a result of any other cause beyond the control of the Agent or any Lender, including any Fronting Lender, or any Operating Lender, or their respective officers, directors or correspondents.
(3)Obligations Unconditional
The obligations of each Borrower hereunder with respect to all Letters of Credit shall be absolute, unconditional and irrevocable and shall not be reduced by any event, circumstance or occurrence, including any lack of validity or enforceability of a Letter of Credit, or any Draft paid or acted upon by the Operating Lenders, the Fronting Lenders, the Agent, the Lenders or any of their respective correspondents being fraudulent, forged, invalid or insufficient in any respect (except with respect to their gross negligence or wilful misconduct or payment under a Letter of Credit other than in substantial compliance therewith), or any set-off, defenses, rights or claims which the relevant Borrower may have against any beneficiary or transferee of any Letter of Credit. The obligations of the relevant Borrower hereunder shall remain in full force and effect and shall apply to any alteration to or extension of the expiration date of any Letter of Credit or any Letter of Credit issued to replace, extend or alter any Letter of Credit.
(4)Other Actions
Any action, inaction or omission taken or suffered by an Operating Lender, a Fronting Lender, the Agent or any Lender or by any of their respective correspondents under or in connection with a Letter of Credit or any Draft made thereunder, if in good faith and in conformity with foreign or domestic laws, regulation or customs applicable thereto shall be binding upon the Borrowers and shall not place such Operating Lender, such Fronting Lender, the Agent, any Lender or any of their respective correspondents under any resulting liability to any of the Borrowers. Without limiting the generality of the foregoing, an Operating Lender, a Fronting Lender, the Agent, any Lender and their respective correspondents may receive, accept or pay as complying with the terms of a Letter of Credit, any Draft thereunder, otherwise in order which may be signed by, or issued to, the administrator or any executor of, or the trustee in bankruptcy of, or the receiver for any property of, or any Person or entity acting as a representative or in the place of, such beneficiary or its successors and assigns. The Borrowers each covenant that they will not take any steps, issue any instructions to an Operating Lender, a Fronting Lender, the Agent, any Lender or any of their respective correspondents or institute any proceedings intended to derogate from the right or ability of any Operating Lender, any Fronting Lender, the Agent, any Lender or their respective correspondents to honour and pay any Letter of Credit or any Drafts.
(5)Payment of Contingent Liabilities
The relevant Borrower shall pay to the Agent an amount equal to the maximum amount available to be drawn under any unexpired Letter of Credit issued at its request which becomes the subject of any order, judgment, injunction or other such determination (an “Order”), or any petition, proceeding or other application for any Order by such Borrower or any other party, restricting payment under and in accordance with such Letter of Credit or extending the applicable Operating Lender’s, the applicable Fronting Lender’s, or the applicable Lenders’ liability, as the case may be, under such Letter of Credit beyond the expiration date stated therein; payment in respect of each such Letter of Credit shall be due forthwith upon demand in the currency in which such Letter of Credit is denominated.
Any amount paid to the Agent pursuant to the preceding paragraph shall be held by the Agent in interest bearing cash collateral accounts (with interest payable for the account of the applicable Borrower at the rates and in accordance with the then prevailing practices of the Agent for accounts of such type) as continuing security for the relevant Obligations and shall, prior to an Event of Default be applied by the Agent against the relevant Obligations for, or (at the option of the Agent) be applied in payment of, such Letter of Credit if payment is required thereunder; after an Event of Default the Agent shall apply such amounts, firstly, against any Obligations in respect of the relevant Letter of Credit, and, after satisfaction of such Obligations or expiry of such Letter of Credit, against any other Obligations as it sees fit or as is directed by the relevant Lenders.
The Agent shall release to the applicable Borrower any amount remaining in the cash collateral accounts after applying the amounts necessary to discharge the Obligations relating to such Letter of Credit, upon the later of:
(a)the date on which any final and non-appealable order, judgment or other determination has been rendered or issued either terminating any applicable Order or permanently enjoining the relevant Operating Lender, the relevant Fronting Lender, or Lenders, as the case may be, from paying under such Letter of Credit;
(b)the earlier of:
(i)the date on which either the original counterpart of such Letter of Credit is returned to the relevant Operating Lender, the relevant Fronting Lender, or the Agent, as the case may be, for cancellation or the applicable Operating Lender or the applicable Fronting Lender or the applicable Lenders, as the case may be, is or are released by the beneficiary thereof from any other obligation in respect of such Letter of Credit to the satisfaction of such Operating Lender, such Fronting Lender, or the Agent, as the case may be, acting reasonably); and
(ii)the expiry of such Letter of Credit; and
(c)if an Event of Default has occurred, the payment and satisfaction of all Obligations and the cancellation or termination of the Credit Facilities.
(6)No Consequential Damages
Notwithstanding any other provision of the Documents to the contrary, the Operating Lenders, the Fronting Lenders, the Agent and the Lenders shall not be liable to any of the Borrowers for any consequential, indirect, punitive or exemplary damages with respect to action taken or omitted to be taken by any of them under or in respect of any Letter of Credit.

(7)Uniform Customs and Practice
The Uniform Customs and Practice for Documentary Credits as most recently published by the International Chamber of Commerce (the “Uniform Customs for Letters of Credit”) shall in all respects apply to each Letter of Credit that is a letter of credit unless expressly provided to the contrary therein and shall be deemed for such purpose to be part of this Agreement as if fully incorporated herein. The Uniform Rules for Demand Guarantees as most recently published by the International Chamber of Commerce (the “Uniform Customs for Letters of Guarantee”) shall in all respects apply to each Letter of Credit that is a letter of guarantee unless expressly provided to the contrary therein and shall be deemed for such purpose to be a part of this Agreement as if fully incorporated herein. In the event of any conflict or inconsistency between the Uniform Customs and the governing law of this Agreement, the Uniform Customs for Letters of Credit or Uniform Customs for Letters of Guarantee, as applicable, shall, to the extent permitted by applicable law, prevail to the extent necessary to remove the conflict or inconsistency.
7.13Certain Information and Notices to the Agent with Respect to Letters of Credit
(1)Each Fronting Lender (other than the Fronting Lender which is the Agent) shall forthwith advise the Agent of any payment under, or cancellation of (whether full or partial), any Letter of Credit issued by such Fronting Lender pursuant hereto.
(2)For certainty, all Rollover Notices requesting a Rollover of a Letter of Credit shall also be delivered to the Agent (rather than only to a Fronting Lender, or an Operating Lender, as the case may be), and, in addition to the other provisions hereof applicable to such a Rollover, no Rollover of a Letter of Credit shall be made unless a Rollover Notice is given to the Agent in accordance with Section 2.7(1)(d).
Article 8
PLACE AND APPLICATION OF PAYMENTS
8.1Place of Payment of Principal, Interest and Fees; Payments to Agent
All payments of principal, interest, fees and other amounts to be made by a Borrower to the Agent, the Fronting Lenders and the Lenders pursuant to this Agreement shall be made without set-off, counterclaim, deduction or reduction of any nature or kind whatsoever (for, as applicable, the account of the Lenders, the applicable Fronting Lender, the applicable Operating Lender or its own account) in the currency in which the relevant Loan is outstanding for value on the day such amount is due, and if such day is not a Banking Day on the Banking Day next following, by deposit or transfer thereof to the relevant Agent’s Canadian Facility Account, the Agent’s U.S. Facility Account or the Canadian Operating Lender’s Account or the U.S. Operating Lender's Account, as the case may be, or at such other place as the applicable Borrower and the Agent or the applicable Operating Lender may from time to time agree. Notwithstanding anything to the contrary expressed or implied in this Agreement, the receipt by the Agent in accordance with this Agreement of any payment made by a Borrower under a Syndicated Facility for the account of any of the Lenders shall, insofar as such Borrower’s obligations to the relevant Lenders are concerned, be deemed also to be receipt by such Lenders and such Borrower shall have no liability in respect of any failure or delay on the part of the Agent in disbursing and/or accounting to the relevant Lenders in regard thereto.
8.2Designated Accounts of the Lenders
All payments of principal, interest, fees or other amounts to be made by the Agent to the applicable Lenders pursuant to this Agreement shall be made for value on the day required hereunder, provided the Agent receives funds from the applicable Borrower for value on such day, and if such funds are not so received from such Borrower or if such day is not a Banking Day, on the Banking Day next following, by deposit or transfer thereof at the time specified herein to the account of each Lender designated by such Lender to the Agent for such purpose or to such other place or account as the relevant Lenders may from time to time notify the Agent.
8.3Funds
Each amount advanced, disbursed or paid hereunder shall be advanced, disbursed or paid, as the case may be, in such form of funds as may from time to time be customarily used in Calgary, Alberta, Toronto, Ontario and New York, New York in the settlement of banking transactions similar to the banking transactions required to give effect to the provisions of this Agreement on the day such advance, disbursement or payment is to be made (for certainty, each such amount advanced, disbursed or paid, as the case may be, in immediately available funds to the extent possible in the relevant jurisdiction).
8.4Application of Payments
Except as otherwise agreed in writing by all of the Lenders, if any Event of Default shall occur and be continuing, all payments made by a Borrower to the Agent and the applicable Lenders shall be applied in the following order:
(a)to amounts due hereunder as fees other than acceptance fees for Bankers’ Acceptances or issuance fees for Letters of Credit;
(b)to amounts due hereunder as costs and expenses;
(c)to amounts due hereunder as default interest;
(d)to amounts due hereunder as interest or acceptance fees for Bankers’ Acceptances or issuance fees for Letters of Credit; and
(e)to amounts due hereunder as principal (including reimbursement obligations in respect of Bankers’ Acceptances and Letters of Credit).
8.5Payments Clear of Taxes; FATCA
(1)Canadian Borrower
(a)Subject to Section 8.5(1)(b), any and all payments by the Canadian Borrower to the Agent or the Lenders on account of any obligation of the Canadian Borrower shall be made free and clear of, and without deduction or withholding for or on account of, any and all present or future Taxes and all liabilities with respect thereto imposed, levied, collected, withheld or assessed by any Governmental Authority or under the laws of any international tax authority imposed on the Agent or the Lenders, or by or on behalf of the foregoing, other than any U.S. federal withholding Taxes imposed under FATCA. In addition, the Canadian Borrower agrees to pay any present or future stamp, transfer, registration, excise, issue, documentary or other taxes, charges or similar levies which arise from any payment made under this Agreement or the Loans or in respect of the execution, delivery or registration or the compliance with this Agreement or the other Documents contemplated hereunder. The Canadian Borrower shall indemnify and hold harmless the Agent and the Lenders for the full amount of all of the foregoing Taxes or other amounts paid or payable by the Agent or the Lenders and any liability (including penalties, interest, additions to tax and reasonable out-of-pocket expenses) resulting therefrom or with respect thereto.
(b)If the Canadian Borrower shall be required by law to deduct or withhold any amount from any payment or other amount required to be paid to the Agent or the Lenders hereunder (other than amounts in respect of any U.S. federal withholding Taxes imposed under FATCA), or if any liability therefor shall be imposed or shall arise from or in respect of any sum payable hereunder (other than liabilities arising from any U.S. federal withholding Taxes imposed under FATCA), then the sum payable to the Agent or the Lenders hereunder shall be increased as may be necessary so that after making all required deductions, withholdings, and additional income tax payments attributable thereto (including deductions, withholdings or income tax payable for additional sums payable under this provision) the Agent or the Lenders, as the case may be, receive an amount equal to the amount they would have received had no such deductions or withholdings been made or if such additional taxes had not been imposed; in addition, the Canadian Borrower shall pay the full amount deducted or withheld for such liabilities to the relevant taxation authority or other authority in accordance with applicable law, such payment to be made (if the liability is imposed on the Canadian Borrower) for its own account or (if the liability is imposed on the Agent or the Lenders) on behalf of and in the name of the Agent or the relevant Lenders, as the case may be. If the liability is imposed on the Agent or the Lenders, the Canadian Borrower shall deliver to the Agent or the Lenders evidence satisfactory to the Agent or the Lenders, acting reasonably, of the payment to the relevant taxation authority or other authority of the full amount deducted or withheld.
(c)Each Lender shall use reasonable efforts to contest (to the extent contestation is reasonable) such imposition or assertion of such Taxes and shall reimburse to the applicable Borrower the amount of any reduction of Taxes, to the extent of amounts that have been paid by such Borrower in respect of such Taxes in accordance with this Agreement, as a result of such contestation and, provided that, no Lender shall have any obligation to expend its own funds, suffer any economic hardship or take any action detrimental to its interests (as determined by the relevant Lender in its sole discretion, acting reasonably) in connection therewith unless it shall have received from the applicable Borrower payment therefor or an indemnity with respect thereto, satisfactory to it.
(2)U.S. Borrower
(a)Any and all payments by or on account of any obligation of the U.S. Borrower under any Document shall be made without deduction or withholding for any Taxes, except as required by Applicable Laws. If any Applicable Laws (as determined in the good faith discretion of the U.S. Borrower or the Agent, as applicable) requires the deduction or withholding of any Tax from any such payment by either the U.S. Borrower or the Agent, then the U.S. Borrower or the Agent, as the case may be, shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with Applicable Laws and, if such Tax is an Indemnified Tax, then the sum payable by the U.S. Borrower shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholding applicable to additional sums payable under this Section 8.5(2)(a)) the Agent or applicable U.S. Facility Lender, as the case may be, receives an amount equal to the sum it would have received had no such deduction or withholding been made.
(b)The U.S. Borrower shall timely pay to the relevant Governmental Authority in accordance with Applicable Laws, or at the option of the Agent timely reimburse it for the payment of, any Other Taxes.
(c)The U.S. Borrower shall indemnify the Agent and each U.S. Facility Lender, within 10 days after written demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 8.5(2)) payable or paid by the Agent or such U.S. Facility Lender, as the case may be, or required to be withheld or deducted from a payment to the Agent or such U.S. Facility Lender, as the case may be, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the U.S. Borrower by a U.S. Facility Lender (with a copy to the Agent), or by the Agent on its own behalf or on behalf of a U.S. Facility Lender, shall be presumed correct absent manifest error.
(d)Each U.S. Facility Lender shall severally indemnify the Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes attributable to such U.S. Facility Lender (but only to the extent that the U.S. Borrower has not already indemnified the Agent for such Indemnified Taxes and without limiting the obligation of the U.S. Borrower to do so), (ii) any Taxes attributable to such U.S. Facility Lender’s failure to comply with the provisions of Section 16.7 relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such U.S. Facility Lender, in each case, that are payable or paid by the Agent in connection with any Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any U.S. Facility Lender by the Agent shall be presumed correct absent manifest error. Each U.S. Facility Lender hereby authorizes the Agent to set off and apply any and all amounts at any time owing to such U.S. Facility Lender under any Document or otherwise payable by the Agent to the U.S. Facility Lender from any other source against any amount due to the Agent under this Section 8.5(2)(d).
(3)(a)    Any U.S. Facility Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Document shall deliver to the U.S. Borrower and the Agent, at the time or times reasonably requested by the U.S. Borrower or the Agent, such properly completed and executed documentation reasonably requested by the U.S. Borrower or the Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any U.S. Facility Lender, if reasonably requested by the U.S. Borrower or the Agent, shall deliver such other documentation prescribed by Applicable Laws reasonably requested by the U.S. Borrower or the Agent as will enable the U.S. Borrower or the Agent to determine whether or not such U.S. Facility Lender is subject to United States of America backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 8.5(3)(b) and Section 8.5(5)below) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such U.S. Facility Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such U.S. Facility Lender.
(b)    Without limiting the generality of the foregoing, (i) any U.S. Facility Lender that is a U.S. Person shall deliver to the U.S. Borrower and the Agent on or prior to the date on which such U.S. Facility Lender becomes a U.S. Facility Lender under this Agreement (and from time to time thereafter upon the reasonable request of the U.S. Borrower or the Agent), executed originals of IRS Form W-9 (or any successor form) certifying that such U.S. Facility Lender is exempt from United States of America federal backup withholding Tax; and (ii) any U.S. Facility Lender that is a Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the U.S. Borrower and the Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a U.S. Facility Lender under this Agreement (and from time to time thereafter upon the reasonable request of the U.S. Borrower or the Agent), whichever of the following is applicable: (A) in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States of America is a party (x) with respect to payments of interest under any Document, executed originals of IRS Form W-8BEN (or any successor form, including IRS Form W-8BEN-E) establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Document, IRS Form W-8BEN (or any successor form, including IRS Form W-8BEN-E) establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty; (B) executed originals of IRS Form W-8ECI (or any successor form); (C) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Schedule K-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the U.S. Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed originals of IRS Form W-8BEN (or any successor form, including IRS Form W-8BEN-E); or (D) to the extent a Foreign Lender is not the beneficial owner, executed originals of IRS Form W-8IMY (or any successor form), accompanied by IRS Form W-8ECI (or any successor form), IRS Form W-8BEN (or any successor form, including IRS Form W-8BEN-E), a U.S. Tax Compliance Certificate substantially in the form of Schedule K-2 or Schedule K-3, IRS Form W-9 (or any successor form), and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Schedule K-4 on behalf of each such direct and indirect partner.
(4)Any U.S. Facility Lender that is a Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the U.S. Borrower and the Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a U.S. Facility Lender under this Agreement (and from time to time thereafter upon the reasonable request of the U.S. Borrower or the Agent), executed originals of any other form prescribed by Applicable Laws as a basis for claiming exemption from or a reduction in United States of America federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by Applicable Laws to permit the U.S. Borrower or the Agent to determine the United States of America withholding or deduction required to be made.
(5)If a payment made to a Lender under any Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable, or the Income Tax Act (Canada)), such Lender shall deliver to the applicable Borrower and/or the Agent (as applicable) at the time or times prescribed by Applicable Laws and at such time or times reasonably requested by such applicable Borrower or the Agent such documentation prescribed by Applicable Laws (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by such applicable Borrower or the Agent as may be necessary for such applicable Borrower and the Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or the Income Tax Act (Canada) or to determine the amount to deduct and withhold from such payment. Solely for purposes of this Section 8.5(5), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.
(6)Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the applicable Borrower and/or the Agent (as applicable) in writing of its legal inability to do so.
(7)If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to Section 8.5(2) (including by the payment of additional amounts pursuant to Section 8.5(2)), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under Section 8.5(2) with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this Section 8.5(7) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 8.5(7), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this Section 8.5(7) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This Section 8.5(7) shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.
(8)Each party’s obligations under this Section 8.5 shall survive the resignation or replacement of the Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all Obligations.
8.6Set-Off
(1)In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, upon the occurrence of an Event of Default which remains unremedied (whether or not the Loans have been accelerated hereunder), the Agent and each Lender shall have the right (and are hereby authorized by the Borrowers) at any time and from time to time to combine all or any of a Borrower’s accounts with the Agent or the Lender, as the case may be, and to set-off and to appropriate and to apply any and all deposits (general or special, term or demand) including, but not limited to, indebtedness evidenced by certificates of deposit whether matured or unmatured, and any other indebtedness at any time held by such Borrower or owing by such Lender or the Agent, as the case may be, to or for the credit or account of such Borrower against and towards the satisfaction of any Obligations owing by such

Borrower, and may do so notwithstanding that the balances of such accounts and the liabilities are expressed in different currencies, and the Agent and each Lender are hereby authorized to effect any necessary currency conversions at the noon spot rate of exchange announced by the Bank of Canada on the Banking Day before the day of conversion.
(2)The Agent or the applicable Lender, as the case may be, shall notify the Canadian Borrower of any such set-off from a Borrower’s accounts within a reasonable period of time thereafter, although the Agent or the Lender, as the case may be, shall not be liable to any Borrower for its failure to so notify.
8.7Margin Changes; Adjustments for Margin Changes
(1)Changes in the Applicable Pricing Rate shall be effective:
(a)in the case of outstanding Bankers’ Acceptances, upon the earlier of (i) 90 days after any change in the Senior Secured Debt to EBITDA Ratio which results in a change in the Applicable Pricing Rate in accordance with the provisions of such definition and (ii) the next Rollover or Conversion thereof after such change;
(b)in all other cases, from and as of the day immediately following the Quarter End in respect of which a change in the Senior Secured Debt to EBITDA Ratio results in a change in the Applicable Pricing Rate in accordance with the provisions of such definition; and
(c)without the necessity of notice to any of the Borrowers.
(2)For any Loans outstanding as of the effective date of a change in an Applicable Pricing Rate:
(a)in the case of increases in such rates per annum, each Borrower shall pay to the Agent for the account of the relevant Lenders such additional interest or fees, as the case may be, as may be required to give effect to the relevant increases in the interest or fees payable on or in respect of such Loans from and as of the effective date of the relevant increase in rates; and
(b)in the case of decreases in such rates per annum, each Borrower shall receive a credit against subsequent interest payable on Loans or fees payable pursuant to Section 5.6, Section 6.2 or Section 7.11(1), as the case may be, to the extent necessary to give effect to the relevant decreases in the interest or fees payable on or in respect of such Loans from and as of the effective date of the relevant decrease in rates.
(3)The additional payments required by Section 8.7(2)(a) shall be made on the first (1st) Banking Day of the calendar month immediately following the calendar month in which the changes in the Applicable Pricing Rate are effective. The adjustments required by Section 8.7(2)(b) shall be accounted for in successive interest and fee payments by the applicable Borrower until the amount of the credit therein contemplated has been fully applied; provided that, upon satisfaction in full of all Obligations and cancellation of all Credit Facilities in accordance herewith, the Lenders shall pay to the applicable Borrower an amount equal to any such credit which remains outstanding.
Article 9
REPRESENTATIONS AND WARRANTIES
9.1Representations and Warranties
(1)The Canadian Borrower represents and warrants as follows to the Agent and to each of the Lenders and acknowledges and confirms that the Agent and each of the Lenders is relying upon such representations and warranties:

(a)Existence and Good Standing
The Canadian Borrower and each of its Subsidiaries is a corporation validly existing and in good standing under the laws of its jurisdiction of formation or is a partnership or trust validly existing under the laws of its jurisdiction of formation; each is duly registered in all other jurisdictions where the nature of its property or character of its business requires registration (except for jurisdictions where the failure to be so registered or qualified would not have a Material Adverse Effect), and has all necessary power and authority to own its properties and carry on its business as presently carried on or as contemplated by the Documents.
(b)Authority
The Canadian Borrower and each of its Subsidiaries has full power, legal right and authority to enter into the Documents to which it is a party and do all such acts and things as are required by such Documents to be done, observed or performed, in accordance with the terms thereof.
(c)Valid Authorization and Execution
The Canadian Borrower and each of its Subsidiaries has taken all necessary corporate, partnership and other action (as applicable) of its directors, shareholders, partners, trustees and other Persons (as applicable) to authorize the execution, delivery and performance of the Documents to which it is a party and to observe and perform the provisions thereof in accordance with the terms therein contained.
(d)Validity of Agreement - Non Conflict
None of the authorization, execution or delivery of this Agreement or performance of any obligation pursuant thereto requires or will require, pursuant to applicable law now in effect, any approval or consent of any Governmental Authority having jurisdiction (except such as has already been obtained and are in full force and effect) nor is in conflict with or contravention of (i) the Canadian Borrower’s or any of its Subsidiary’s articles, by laws or other constating documents or any resolutions of directors or shareholders or partners, as applicable, or the provisions of its partnership agreement or declaration of trust or trust indenture (as applicable) or (ii) the provisions of any other indenture, instrument, undertaking or other agreement to which the Canadian Borrower or any of its Subsidiaries is a party or by which they or their properties or assets are bound, the contravention of which would have or would reasonably be expected to have a Material Adverse Effect. The Documents when executed and delivered will constitute valid and legally binding obligations of the Canadian Borrower and each of its Subsidiaries which is a party thereto enforceable against each such party in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors’ rights and to the fact that equitable remedies are only available in the discretion of the court.
(e)Ownership of Property
Subject to Permitted Encumbrances, the Canadian Borrower and each of its Subsidiaries has good and marketable title to its P&NG Rights and P&NG Leases and to its other material property, except to the extent that failure to have such title would not have or would not reasonably be expected to have a Material Adverse Effect.
(f)Encumbrances
Neither the Canadian Borrower nor any of its Subsidiaries has created, incurred, assumed, suffered to exist, or entered into any contract, instrument or undertaking pursuant to which, any Person may have or be entitled to any Security Interest on or in respect of its property and assets or any part thereof except for Permitted Encumbrances.
(g)No Material Adverse Effect
No event, circumstance or condition has occurred or is continuing which has had, or would reasonably be expected to have, a Material Adverse Effect, except to the extent the Canadian Borrower has previously advised the Agent in writing of the same, including the particulars of such event, circumstance or condition.

(h)No Omissions
The Canadian Borrower has made available to the Agent and the Lenders all material information necessary to make any representations, warranties and statements contained in this Agreement not misleading in any material respect in light of the circumstances in which they are given.
(i)Non Default
No Default or Event of Default has occurred or is continuing.
(j)Financial Condition
(i)The audited and unaudited consolidated financial statements of the Canadian Borrower delivered to the Lenders and the Agent pursuant hereto present fairly, in all material respects, the consolidated financial condition of the Canadian Borrower as at the date thereof and the results of the consolidated operations thereof for the fiscal year or fiscal quarter (as applicable) then ending, all in accordance with GAAP consistently applied.
(ii)Except as has been disclosed to the Agent by written notice in accordance with the provisions of this Agreement, no filing is imminent of a report of a material change as required to be filed by the Canadian Borrower or any Subsidiary with any securities commission or exchange or with any Governmental Authority having jurisdiction over the issuance and sale of securities of the Canadian Borrower or any Subsidiary and which material change would have or would reasonably be expected to have a Material Adverse Effect.
(k)Information Provided
All information, materials and documents, including all cash flow projections, economic models, engineering data, capital and operating budgets and other information and data:
(i)prepared and provided to the Agent by the Canadian Borrower or any of its Subsidiaries in respect of the transactions contemplated by this Agreement, or as required by the terms of this Agreement, were, in the case of financial projections, prepared in good faith based upon reasonable assumptions at the date of preparation, and, in all other cases, true, complete and correct in all material respects as of the respective dates thereof; and
(ii)to the extent prepared by Persons other than the Canadian Borrower or any of its Subsidiaries and provided to the Agent by or on behalf of the Canadian Borrower or any of its Subsidiaries in respect of the transactions contemplated by this Agreement, or as required by the terms of this Agreement, were, to the best of the knowledge of the Canadian Borrower, after due inquiry, in the case of financial projections, prepared in good faith based upon reasonable assumptions at the date of preparation and, in all other cases, true, complete and correct in all material respects as of the respective dates thereof.
(l)Absence of Litigation
Except as has been disclosed to the Agent by written notice in accordance with the provisions of this Agreement, there are no actions, suits or proceedings pending or, to the knowledge of the Canadian Borrower, threatened against or affecting the Canadian Borrower or any of its Subsidiaries, their property or any of their undertakings and assets, at law, in equity or before any arbitrator or before or by any Governmental Authority having jurisdiction in the premises in respect of which there is a reasonable possibility of a determination adverse to the Canadian Borrower or any of its Subsidiaries and which, if determined adversely, would have or would reasonably be expected to have a Material Adverse Effect.

(m)Compliance with Applicable Laws, Court Orders and Agreements
The Canadian Borrower and each of its Subsidiaries and their respective property, businesses and operations are in compliance with all Applicable Laws (including all applicable Environmental Laws), all applicable directives, judgments, decrees, injunctions and orders rendered by any Governmental Authority or court of competent jurisdiction, its articles, by laws and other constating documents and all other agreements or instruments to which it is a party or by which its property or assets are bound, and any employee benefit plans, except to the extent that failure to so comply would not have and would not reasonably be expected to have a Material Adverse Effect.
(n)Required Permits in Effect
All Required Permits are in full force and effect, except to the extent that the failure to have or maintain the same in full force and effect would not, when taken in the aggregate, have or reasonably be expected to have a Material Adverse Effect.
(o)Remittances Up to Date
All of the material remittances required to be made by the Canadian Borrower and its Subsidiaries to Governmental Authorities have been made, are currently up to date and there are no outstanding arrears, other than those which are being contested by Permitted Contest.
(p)Environmental
(i)To the best of the knowledge and belief of the Canadian Borrower, after due inquiry, the Canadian Borrower, its Subsidiaries and their respective properties, assets and undertakings taken as a whole comply in all respects and the businesses, activities and operations of same and the use of such properties, assets and undertakings and the processes and undertakings performed thereon comply in all respects with all Environmental Laws except, in each case, to the extent that failure to so comply would not have and would not reasonably be expected to have a Material Adverse Effect; further, the Canadian Borrower does not know, and has no reasonable grounds to know, of any facts which result in or constitute or are likely to give rise to non-compliance with any Environmental Laws, which facts or non-compliance have or would reasonably be expected to have a Material Adverse Effect.
(ii)The Canadian Borrower and its Subsidiaries have not received written notice and, except as previously disclosed to the Agent in writing, have no knowledge after due inquiry, of any facts which could give rise to any notice of non-compliance with any Environmental Laws, which non-compliance has or would reasonably be expected to have a Material Adverse Effect and have not received any notice that the Canadian Borrower or any of its Subsidiaries is a potentially responsible party for a federal, provincial, regional, municipal or local clean up or corrective action in connection with their respective properties, assets and undertakings where such clean up or corrective action has or would reasonably be expected to have a Material Adverse Effect.
(q)Taxes
The Canadian Borrower and each of its Subsidiaries has duly filed on a timely basis all tax returns required to be filed and have paid all material Taxes which are due and payable, and have paid all material assessments and reassessments, and all other material Taxes, governmental charges, governmental royalties, penalties, interest and fines claimed against them, other than those which are being contested by them by Permitted Contest; they have made adequate provision for, and all required instalment payments have been made in respect of, Taxes payable for the current period for which returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by them or the payment of any Taxes; there are no actions or proceedings being taken by any taxation authority in any jurisdictions where the Canadian Borrower or any of its Subsidiaries carries on business to enforce the payment of any Taxes by them other than those which are being contested by them by Permitted Contest.

(r)Subsidiaries
(i)As of the date hereof, set forth on Schedule J annexed hereto is a complete and accurate list of (A) each Subsidiary of the Canadian Borrower, (B) the jurisdiction of formation of each Subsidiary of the Canadian Borrower and (C) whether such Subsidiary of the Canadian Borrower is a Material Subsidiary.
(ii)Subject to Section 11.1(1), the only Material Subsidiaries of the Canadian Borrower are Wholly-Owned Subsidiaries which have provided Security for the Credit Facilities in accordance with the Documents.
(s)Investment Company Act
None of the Canadian Borrower nor any of its Subsidiaries is an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940 (United States).
(t)Compliance with Regulations T, U and X
None of the Canadian Borrower nor any of its Subsidiaries is engaged, principally or as one of their important activities, in the business of extending credit directly or indirectly for the purpose of purchasing or carrying directly or indirectly margin stock (within the meaning of Regulation U). No proceeds of any Drawdown will be used to purchase or carry any margin stock in violation of Regulation T, U or X.
(u)Pension Plans
All Plans are in compliance in all material respects with all applicable provisions of ERISA. No ERISA Event has occurred with respect to any Plan that has had, or would reasonably be expected to have, a Material Adverse Effect, and each Plan has complied with and been administered in all material respects in accordance with applicable provisions of ERISA and the Code. No “accumulated funding deficiency” (as defined in Section 302 of ERISA) has occurred with respect to any Plan that has had, or would reasonably be expected to have, a Material Adverse Effect, and there has been no material excise tax imposed under Section 4971 of the Code with respect to any Plan. To the knowledge of the Canadian Borrower, no reportable event under Section 4043 of ERISA and the regulations issued thereunder has occurred with respect to any Multiemployer Plan, and each Multiemployer Plan has complied with and been administered in all material respects with applicable provisions of ERISA and the Code. The aggregate actuarial present value of all benefits vested under all Plans (based on the assumptions used to fund such Plans) did not, in the aggregate, as of the last annual valuation date applicable thereto, exceed the value of the assets of such Plans allocable to such vested benefits by more than U.S.$10,000,000. Neither the Canadian Borrower nor any member of the Controlled Group has had a complete or partial withdrawal from any Multiemployer Plan for which there is any withdrawal liability that would have or would reasonably be expected to have a Material Adverse Effect. As of the most recent valuation date applicable thereto, neither the Canadian Borrower nor any member of the Controlled Group would become subject to any material liability under ERISA if the Canadian Borrower or any member of the Controlled Group has received notice that any Multiemployer Plan is insolvent or in reorganization. Based upon GAAP existing as of the date of this Agreement and current factual circumstances, the Canadian Borrower has no reason to believe that the annual cost during the term of this Agreement to the Canadian Borrower or any member of the Controlled Group for post-retirement benefits to be provided to the current and former employees of the Canadian Borrower or any member of the Controlled Group under Plans that are welfare benefit plans (as defined in Section 3(1) of ERISA) would have, in the aggregate, or would reasonably be expected to have, in the aggregate, a Material Adverse Effect.
(v)Anti-Terrorism Laws; Anti-Money Laundering Laws
(i)No part of the proceeds of any Drawdown nor drawings under any Letter of Credit will be used to fund any operations in, finance any investments or activities in, or make any payments to, a Sanctioned Person in any manner that would result in any violation by any Person (including any Lender and the Agent) of (A) any Sanctions or (B) applicable regulations, rules and executive orders administered by any Sanctions Authority.

(ii)None of the Canadian Borrower nor any of its Subsidiaries (A) is, or will become a Sanctioned Person or (B) engages or will engage in any dealings or transactions, or is or will be otherwise associated, with any Sanctioned Person that would result in any violation of (x) any Sanctions or (y) applicable regulations, rules and executive orders administered by any Sanctions Authority.
(iii)The Canadian Borrower and its Subsidiaries are in compliance in all material respects with any laws relating to money laundering or terrorist financing, including, without limitation, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada); the Bank Secrecy Act, 31 U.S.C. sections 5301 et seq.; the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. 107-56 (a/k/a the USA Patriot Act); Laundering of Monetary Instruments, 18 U.S.C. section 1956; Engaging in Monetary Transactions in Property Derived from Specified Unlawful Activity, 18 U.S.C. section 1957; the Financial Recordkeeping and Reporting of Currency and Foreign Transactions Regulations, 31 C.F.R. Chapter X (Parts 1000 et. seq.); and any similar laws or regulations currently in force or hereafter enacted.
(iv)The Canadian Borrower and its Subsidiaries, to the Canadian Borrower’s knowledge, are not the subject of any investigation, inquiry or enforcement proceedings by any Governmental Authority regarding any offense or alleged offense under any anti-corruption, anti-terrorism, or anti-money laundering laws in which there is a reasonable possibility of an adverse decision which would reasonably be expected to have a Material Adverse Effect or affect the legality, validity or enforceability of the Documents, and no such investigation, inquiry or proceeding is pending or, to the knowledge of the Canadian Borrower, has been threatened.
(v)Each of the Canadian Borrower and its Subsidiaries has conducted its business in compliance in all material respects with all applicable anti-corruption laws, including without limitation the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the UK Bribery Act and the FCPA. No part of the proceeds of any Drawdown or any drawings under any Letter of Credit has been used or will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in a governmental capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the FCPA, the UK Bribery Act, or any similar law or regulation to which the Canadian Borrower or its Subsidiaries or any Lender or the Agent is subject, in all cases, to the extent that such laws apply to the Canadian Subsidiary and its Subsidiaries or any Lender or the Agent.
(2)In addition to and without limiting, derogating from or otherwise affecting the representations and warranties of the Canadian Borrower contained in Section 9.1(1), the U.S. Borrower, with respect to itself only, represents and warrants to the Agent and to each of the U.S. Facility Lenders (and acknowledges and confirms that the Agent and each of the U.S. Facility Lenders is relying upon such representations and warranties) that each of the representations and warranties of the Canadian Borrower contained in the following provisions of said Section 9.1(2) is true, correct and complete in all respects with respect to the U.S. Borrower as if made and repeated at length in this Section 9.1(2) by the U.S. Borrower, mutatis mutandis: Sections 9.1(1)(a), (b), (c), (d) and (i).
9.2Deemed Repetition
(1)On the date of delivery by a Borrower of a Drawdown Notice to the Agent, and again on the date of any Drawdown made by such Borrower pursuant thereto:
(a)except those representations and warranties which the applicable Borrower has notified the Agent in writing cannot be repeated for such Drawdown and in respect of which all of the Lenders have waived in writing (with or without terms or conditions) the application of the condition precedent in Section 3.2(b) for such

Drawdown, each of the representations and warranties of each of the Borrowers contained in Section 9.1 shall be deemed to be repeated; and
(b)each Borrower shall be deemed to have represented to the Agent and the Lenders that, except as has otherwise been notified to the Agent in writing and has been waived in accordance herewith, no event has occurred and remains outstanding which would constitute a Default or an Event of Default nor will any such event occur as a result of the aforementioned Drawdown.
(2)On the date of delivery by a Borrower of a Conversion Notice or Rollover Notice to the Agent, and again on the date of any Conversion or Rollover (except in respect of a deemed or mandatory Conversion contemplated by the last paragraph of Section 6.6 or by Sections 7.9, 12.3, 13.1, 13.3 and 13.4), such Borrower shall be deemed to have represented and warranted to the Agent and the Lenders that no event has occurred and remains outstanding which would constitute a Default or an Event of Default nor will any such event occur as a result of the aforementioned Conversion or Rollover, as the case may be.
9.3Other Documents
All representations, warranties, certifications and statements of the Borrowers or any Subsidiary thereof contained in any other Document delivered pursuant hereto or thereto shall be deemed to constitute representations and warranties made by the Borrowers to the Agent and the Lenders under Section 9.1 of this Agreement.
9.4Effective Time of Repetition
All representations and warranties, when repeated or deemed to be repeated hereunder, shall be construed with reference to the facts and circumstances existing at the time of repetition, unless they are stated herein to be made as at the date hereof or as at another date.
9.5Nature of Representations and Warranties
The representations and warranties set out in this Agreement or deemed to be made pursuant hereto shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by the Agent, the Lenders or Lenders’ Counsel. Such representations and warranties shall survive until this Agreement has been terminated, provided that the representations and warranties relating to environmental matters shall survive the termination of this Agreement.
Article 10
GENERAL COVENANTS
10.1Affirmative Covenants of the Canadian Borrower
So long as any Obligation is outstanding or any Credit Facility is available hereunder, the Canadian Borrower covenants and agrees with each of the Lenders and the Agent that, unless (subject to Section 16.10) a Majority of the Lenders otherwise consent in writing:
(a)Punctual Payment and Performance
It shall duly and punctually pay the principal of all Loans, all interest thereon and all fees and other amounts required to be paid by the it hereunder in the manner specified hereunder and the Canadian Borrower shall, and shall cause each Material Subsidiary to, as applicable, perform and observe all of its obligations under this Agreement and under any other Document to which it is a party.
(b)Books and Records
It shall keep, and shall cause each Subsidiary to keep, proper books of record and account in which complete and correct entries will be made of its transactions in accordance with GAAP.

(c)Maintenance and Operation
It shall do or cause to be done, and will cause each Subsidiary to do or cause to be done, all things necessary or required to have all its properties, assets and operations owned, operated and maintained in accordance with sound, diligent and prudent industry practice and Applicable Laws except to the extent that the failure to do or cause to be done the same would not have and would not reasonably be expected to have a Material Adverse Effect, and at all times cause the same to be owned, operated, maintained and used in compliance with all terms of any applicable insurance policy.
(d)Compliance with Legislation Generally; Required Permits
Except as otherwise permitted by Sections 10.2(c) and 10.2(j), the Canadian Borrower shall, and shall cause each of its Subsidiaries, to preserve and maintain its corporate, partnership or trust existence (as the case may be) as a corporation, partnership or trust existing under the laws of the jurisdiction of its formation. The Canadian Borrower shall do or cause to be done, and shall cause each of its Subsidiaries to do or cause to be done, all acts necessary or desirable to comply with all Applicable Laws and all agreements or instruments to which it is a party or by which its property or assets are bound, except where such failure to comply does not and would not reasonably be expected to have a Material Adverse Effect, and to maintain and keep in full force and effect all Required Permits and all other franchises, licences, rights, privileges, permits and Governmental Authorizations necessary to enable the Canadian Borrower and each of its Subsidiaries to operate and conduct their respective businesses in accordance with prudent industry practice, except to the extent that the failure to maintain and keep in full force and effect any of the same does not and would not reasonably be expected to have a Material Adverse Effect.
(e)Budgets, Financial Statements, Engineering Reports and Other Information
The Canadian Borrower shall deliver to the Agent with sufficient copies for each of the Lenders:
(i)Annual Capital and Operating Budgets - as soon as available and, in any event, within 120 days after the end of each of its fiscal years, a copy of the its annual consolidated capital budget and operating budget for the next fiscal year (approved by its board of directors);
(ii)Annual Financials - as soon as available and, in any event, within 120 days after the end of each of its fiscal years, copies of the Canadian Borrower’s audited annual financial statements on a consolidated basis, consisting of a balance sheet, statement of income, statement of cash flows and statement of shareholders’ equity for each such year, together with the notes thereto prepared in accordance with GAAP consistently applied, together with a report of the Canadian Borrower’s auditors thereon;
(iii)Quarterly Financials - as soon as available and, in any event within 60 days after the end of each of its first, second and third fiscal quarters the Canadian Borrower’s unaudited quarterly financial statements on a consolidated basis, in each case consisting of a balance sheet, statement of income, statement of cash flows and statement of shareholders’ equity for each such period all in reasonable detail and stating in comparative form the figures for the corresponding date and period in the previous fiscal year, all prepared in accordance with GAAP consistently applied;
(iv)Compliance Certificate - concurrently with furnishing the financial statements pursuant to Sections 10.1(e)(ii) and 10.1(e)(iii), a Compliance Certificate signed by any one of the president, chief financial officer, vice president finance or treasurer of the Canadian Borrower and stating that, inter alia, the representations and warranties in Section 9.1 are true and accurate in all respects (or, if applicable, specifying those that are not), that the Canadian Borrower and its Subsidiaries are not in default under the terms and conditions of this Agreement and the other Documents and that no Default or Event of Default has occurred and is continuing (or, if applicable, specifying those defaults or events notified in accordance with Section 10.1(h) below);

(v)Financial Instruments - concurrently with furnishing the financial statements pursuant to Sections 10.1(e)(ii) and 10.1(e)(iii), a report on the status of all outstanding Financial Instruments, such report to be in a form and containing such information as may be required by the Lenders, acting reasonably;
(vi)Annual Independent Engineering Report - within 90 days after the end of each of the Canadian Borrower’s fiscal years, an Engineering Report, effective as of the immediately preceding December 31, prepared by an Independent Engineer; and
(vii)Other - at the request of the Agent, such other information, reports, engineering data, certificates, projections of income and cash flow or other matters affecting the business, affairs, financial condition, property or assets of the Canadian Borrower or its Subsidiaries as the Agent may reasonably request.
(f)Rights of Inspection
At any reasonable time and from time to time upon reasonable prior notice, the Canadian Borrower shall permit, and shall cause its Subsidiaries to permit, the Agent or any representative thereof (at the expense of the Canadian Borrower during the continuance of a Default or Event of Default and, otherwise, at the expense of the Agent) to (i) examine and make copies of and abstracts from the records and books of account of the Canadian Borrower or any of its Subsidiaries, (ii) visit and inspect the premises and properties of the Canadian Borrower or any of its Subsidiaries (in each case at the risk of the Canadian Borrower, except for the gross negligence or wilful misconduct of the inspecting party or the failure of any such inspecting party to comply with Applicable Laws or the Canadian Borrower’s or any such Subsidiary’s health and safety requirements, as advised to such inspecting party), and (iii) discuss the affairs, operations, finances and accounts of the Canadian Borrower or any of its Subsidiaries with any of the officers of the Canadian Borrower or any of its Subsidiaries.
(g)Notice of Material Litigation
The Canadian Borrower shall promptly give written notice to the Agent of any litigation, proceeding or dispute affecting the Canadian Borrower or any of its Subsidiaries in respect of a demand or claim in respect of which there is a reasonable possibility of an adverse determination and which if adversely determined would reasonably be expected either to result in a liability, obligation or judgment in excess of U.S.$20,000,000 (or the Equivalent Amount thereof in Canadian Dollars or the equivalent thereof in any other currency) or to have a Material Adverse Effect, and shall from time to time furnish to the Agent all reasonable information requested by the Agent concerning the status of any such litigation, proceeding or dispute.
(h)Notice of Default or Event of Default
The Canadian Borrower shall, as soon as reasonably practicable, promptly deliver to the Agent, upon becoming aware of a Default or the occurrence of an Event of Default, an Officer’s Certificate describing in detail such Default or such Event of Default and specifying the steps, if any, being taken to cure or remedy the same.
(i)Notice of Material Adverse Effect
The Canadian Borrower shall, as soon as reasonably practicable, promptly notify the Agent of any event, circumstance or condition that has had, or would reasonably be expected to have, a Material Adverse Effect.
(j)Notice of New Subsidiaries
The Canadian Borrower shall promptly give written notice to the Agent of the acquisition, creation or existence of each new Subsidiary after the date hereof.
(k)Securities Disclosure
The Canadian Borrower shall, and shall cause its Subsidiaries to, promptly furnish to the Agent copies of all reports, material change reports, notices and other non-confidential information that the Canadian Borrower is required by applicable law or stock exchange requirements to file with any securities commission or stock exchange, furnish to its shareholders or publicly disclose (whether by way by advertisement or otherwise), except for insider reports and other filings which are of an administrative nature and do not contain any material information with respect to the business, affairs or financial condition of the Canadian Borrower and its Subsidiaries. The Canadian Borrower shall be deemed to have satisfied its obligations under this Section 10.1(k) if and to the extent any of the foregoing shall have been filed with the Canadian Securities Administrators (and are accessible to the Agent) in the SEDAR filing system at www.sedar.com and the Canadian Borrower shall have notified the Agent of such filing.
(l)Payment of Royalties, Taxes, Withholdings, etc.
The Canadian Borrower shall, and shall cause each of its Subsidiaries to, from time to time pay or cause to be paid all royalties, rents, Taxes, rates, levies or assessments, ordinary or extraordinary, governmental fees or dues, and to make and remit all withholdings, lawfully levied, assessed or imposed upon the Canadian Borrower and its Subsidiaries or any of the assets of the Canadian Borrower or any of its Subsidiaries, as and when the same become due and payable, except when and so long as the validity of any such royalties, rents, Taxes, rates, levies, assessments, fees, dues or withholdings is being contested by the Canadian Borrower or its Subsidiaries by a Permitted Contest.
(m)Payment of Preferred Claims
The Canadian Borrower shall, and shall cause its Subsidiaries to, from time to time pay when due or cause to be paid when due all amounts related to wages, workers’ compensation obligations, government royalties or pension fund obligations and any other amount which may result in a lien, charge, Security Interest or similar encumbrance against the assets of the Canadian Borrower or such Subsidiary arising under statute or regulation, except when and so long as the validity of any such amounts or other obligations is being contested by the Canadian Borrower or its Subsidiaries by a Permitted Contest.
(n)Environmental Covenants
(i)Without limiting the generality of Section 10.1(d) above, the Canadian Borrower shall, and shall cause its Subsidiaries and any other party acting under their direction to, conduct their business and operations so as to comply at all times with all Environmental Laws if the consequence of a failure to comply, either alone or in conjunction with any other such non-compliances, would have or would reasonably be expected to have a Material Adverse Effect.
(ii)If the Canadian Borrower or its Subsidiaries shall:
(A)receive or give any notice that a violation of any Environmental Law has or may have been committed or is about to be committed by the same, and if such violation has or would reasonably be expected to have a Material Adverse Effect;
(B)receive any notice that a complaint, proceeding or order has been filed or is about to be filed against the same alleging a violation of any Environmental Law, and if such violation would reasonably be expected to have a Material Adverse Effect; or
(C)receive any notice requiring the Canadian Borrower or a Subsidiary, as the case may be, to take any action in connection with the release of Hazardous Materials into the environment or alleging that the Canadian Borrower or the Subsidiary may be liable or responsible for costs associated with a response to or to clean up a Release of Hazardous Materials into the environment or any damages caused thereby, and if such action or liability has or would reasonably be expected to have a Material Adverse Effect, the Canadian Borrower shall promptly provide the Agent with a copy of such notice and shall furnish, or cause to be furnished, to the Agent from time to time all reasonable information requested by the Agent relating to the same.

(o)Use of Loans
Each Borrower shall use all Loans and the proceeds thereof solely for the purposes set forth in Section 2.3 hereof. No Borrower shall, nor or shall it permit any Subsidiary or other Person acting on its or a Subsidiary’s behalf to, take any action which would or would reasonably be expected to cause any of the Documents to violate Regulation T, U or X or to violate Section 7 of the Securities Exchange Act of 1934 (United States) or any rule or regulation thereunder, in each case as now in effect or as the same may hereinafter be in effect, including without limitation, the use of the proceeds of any Drawdown or Letters of Credit to purchase or carry any margin stock in violation of Regulation T, U or X.
(p)Required Insurance
The Canadian Borrower shall, and shall cause its Subsidiaries to, maintain, in full force and effect with financially sound and reputable insurers, insurance with respect to their respective properties and business and against such casualties and contingencies and in such types and such amounts as shall be in accordance with prudent business practices for corporations or other entities of the size and type of business and operations as the Canadian Borrower and its Subsidiaries.
(q)Compliance With P&NG Leases
The Canadian Borrower shall, and shall cause its Subsidiaries to, comply in all material respects with the P&NG Leases relating to P&NG Rights, taken as a whole, and if a notice of termination or default in respect of any such P&NG Lease is given to the Canadian Borrower or any of its Subsidiaries by any other party thereto, the Canadian Borrower shall forthwith provide a copy of such notice to the Agent and shall advise the Agent as to what steps and actions the Canadian Borrower and its Subsidiaries are taking to remedy the default in question and/or to avoid the termination of such P&NG Lease.
(r)Anti-Terrorism Laws; Anti-Money Laundering Laws; Anti-Corruption Laws Representations Continue to be True
The Canadian Borrower shall, and shall cause its Subsidiaries to, conduct its business operations such that the representations and warranties in Section 9.1(1)(v) are true and correct at all times that this Agreement is in effect (and not just at, and as of, the times such representations and warranties are made or deemed to be made).
(s)Termination of Plans
Promptly, and in any event within twenty (20) Banking Days after receipt thereof by a Borrower or any member of the Controlled Group from the PBGC, the Canadian Borrower shall provide to the Agent copies of each notice received by such Borrower or any such member of the Controlled Group of the PBGC’s intention to terminate any Plan, in each case, that would have or would reasonably be expected to have a Material Adverse Effect.
(t)Other ERISA Notice
(i)Promptly, and in any event within twenty (20) Banking Days after receipt thereof by a Borrower or any member of the Controlled Group from a Multiemployer Plan sponsor, the Canadian Borrower shall provide to the Agent a copy of each notice received by such Borrower or any member of the Controlled Group concerning the imposition or amount of withdrawal liability pursuant to Section 4202 of ERISA that would have or would reasonably be expected to cause a Material Adverse Effect.
(ii)Promptly, and in any event within twenty (20) Banking Days after any Borrower or member of the Controlled Group knows that an ERISA Event has occurred, the Canadian Borrower shall provide to the Agent a statement describing the ERISA Event and the action, if any, which such Borrower or a member of the Controlled Group proposes to take with respect thereto.

(u)Notices in Respect of Second Lien Debt
The Canadian Borrower shall provide to the Agent:
(i)as soon as reasonably practicable, and in any event not less than ten (10) Banking Days prior written notice of the Canadian Borrower’s intention to create, incur or issue any Second Lien Debt, together with an Officer’s Certificate attaching a true and complete copy of any Second Lien Financing Agreement which the Canadian Borrower is intending to enter into in connection therewith;
(ii)as soon as reasonably practicable, and in any event no later than three (3) Banking Days after becoming actually aware of a default, event of default or other similar condition or event (however described) under, pursuant or relating to the Second Lien Financing Agreement, an Officer’s Certificate describing in detail such default, event of default or other similar condition or event (however described) and specifying the steps, if any, being taken to cure or remedy the same;
(iii)not less than ten (10) Banking Days’ prior written notice of any proposed material alteration, amendment, modification or supplement to, or restatement of, the Second Lien Financing Agreement or any ancillary document, instrument or agreement related thereto (or any waiver or consent to like effect), which notice shall include a copy of such proposed alteration, amendment, modification, supplement, restatement, waiver or consent; and
(iv)promptly, and in any event not less than five (5) Banking Days after entering into any Second Lien Financing Agreement or any ancillary document, instrument or agreement related thereto or any agreement providing for any material alteration, amendment, modification or supplement to, or restatement of, any of the foregoing (or any waiver or consent to like effect), an Officer’s Certificate attaching a true and complete executed copy of the same.
(v)ARO Reporting
(i)The Canadian Borrower shall deliver to the Agent, within 120 days after the end of each of its fiscal years, an annual Abandonment and Reclamation Report together with a summary of all letters of credit and other forms of security provided to each applicable Energy Regulator related to abandonment and reclamation obligations and liabilities of any one or more of the Canadian Borrower and the Material Subsidiaries (excluding any security which is mandatorily required to be provided by producers without regard to any Liability Management Rating deficiency or similar abandonment and reclamation obligation deficiency construct).
(ii)The Canadian Borrower shall deliver to the Agent, promptly following receipt thereof by it or any Material Subsidiary, copies of any Abandonment/Reclamation Orders (and any amendments, supplements or other modifications thereto) or other material notices or communications related to any directives, rules, regulations or other orders issued by any applicable Energy Regulator to any one or more of the Canadian Borrower and the Material Subsidiaries or otherwise affecting any of the assets of any of them relating to any non-compliance by the Canadian Borrower and the Material Subsidiaries with any applicable Environmental Laws, including liability assessments, potential or designated problem site notices, requirement to post security deposits and operator insolvency notices; provided that the aggregate estimated cost of compliance with all such orders, notices or communications would reasonably be expected to exceed the Threshold Amount.
(iii)The Canadian Borrower shall deliver to the Agent, promptly following delivery of such letters of credit or security, notice to the Agent if any letters of credit or other forms of security are issued on its or any Material Subsidiary’s behalf to any applicable Energy Regulator if the Liability Management Rating of the Canadian Borrower or any Material Subsidiary is less than 2.0 in any Primary Jurisdiction

(or if such Liability Management Rating would have been below any such threshold absent such letter of credit or security having been delivered to the applicable Energy Regulator).
(w)Change of Name, Chief Executive Office and Jurisdiction of Formation
Each Borrower shall, and shall cause each Material Subsidiary to, notify the Agent at least 15 days (or such shorter period as may be agreed may to by the Agent) in advance of any change in: (A) its name or the location of its chief executive office, as such term is utilized in the Personal Property Security Act (Alberta) and (B) its jurisdiction of incorporation, amalgamation, organization or formation.
10.2Negative Covenants of the Canadian Borrower
So long as any Obligation is outstanding or any Credit Facility is available hereunder, the Canadian Borrower covenants and agrees with each of the Lenders and the Agent that, unless (subject to Section 16.10) a Majority of the Lenders otherwise consent in writing:
(a)Change of Business
It shall not, and shall not permit any Subsidiary to, change in any material respect the nature of its business or operations from the types of businesses and operations carried on by it and its Subsidiaries on the date hereof.
(b)Negative Pledge
No Canadian Borrower shall, nor shall it permit any Subsidiary to, create, issue, incur, assume or permit to exist any Security Interests on any of their property, undertakings or assets other than Permitted Encumbrances.
(c)No Dissolution
Except as permitted by Section 10.2(j), the Canadian Borrower shall not, nor shall it permit any of its Subsidiaries to, liquidate, dissolve or wind up or take any steps or proceedings in connection therewith except, in the case of Subsidiaries, where the successor thereto or transferee thereof is the Canadian Borrower or another Wholly-Owned Subsidiary.
(d)Limit on Sale of Assets
Except for Permitted Dispositions, the Canadian Borrower shall not, and shall not permit any Subsidiary thereof to, sell, transfer or otherwise dispose of any of their respective property or assets (a) during the continuance of a Default or Event of Default or (b) in any calendar year, where the aggregate fair market value thereof, whether in one transaction or a series of transactions, exceeds the greater of (i) U.S.$250,000,000 and (ii) 5% of Consolidated Tangible Assets; in each case, for certainty, a sale, transfer or other disposition of property or assets to a Person at arm’s length from the Canadian Borrower and its Subsidiaries shall constitute prima facie evidence of the fair market value of such property or assets being sold, transferred or disposed of.
(e)Limitation on Non-Material Subsidiary Debt
The Canadian Borrower shall not, and shall not permit the Subsidiaries who have not provided Security to, incur, assume or otherwise become liable for Debt which, in the aggregate at any time, exceeds the Threshold Amount.
(f)Limit on Investment
Except for Investments in the Canadian Borrower or in any Material Subsidiary which has previously granted Security to the Agent on behalf of the Lenders, the Canadian Borrower shall not, nor shall it permit any of its Subsidiaries to, make Investments in excess, in the aggregate in any calendar year, of U.S.$50,000,000 in or relating to (A) P&NG Rights which are located in countries which are not members of the OECD, or (B) any Person (x) whose property, assets or undertakings are principally located in countries which are not members of the OECD or (y) whose business is other than the exploration, development and production of Petroleum Substances from P&NG Rights located in countries which are members of the OECD.
(g)Limits on Distributions
In addition to and without derogating from Section 10.2(m) in respect of any Distributions referred to in paragraph (b) of the definition thereof, the Canadian Borrower shall not make or permit any Subsidiary to make any Distributions which would have or would reasonably be expected to have a Material Adverse Effect or would adversely affect or impair the ability or capacity of the Canadian Borrower or a Subsidiary to pay or fulfill any of the Secured Obligations under any Lender Financial Instruments.
Notwithstanding the foregoing or any other provision of the Documents to the contrary and in addition thereto, the Canadian Borrower shall not make or permit any Subsidiary to make any Distributions during the continuance of a Default or Event of Default.
(h)Financial Instruments
The Canadian Borrower shall not enter into or permit any Subsidiary to enter into, transact or have outstanding any Financial Instruments or Financial Instrument Obligations for speculative purposes or in contravention of the prevailing hedging policies of the board of directors of the Canadian Borrower.
(i)Non Arm’s Length Transactions
The Canadian Borrower shall not, nor shall any of them permit any Subsidiary to, enter into any contract, agreement or transaction whatsoever, including, for the sale, purchase, lease or other dealing in any material property other than at a consideration which equals the fair market value of such property or other than at a fair market rental as regards leased property except in respect of transactions between or among a Canadian Borrower and/or one or more of its Wholly-Owned Subsidiaries.
(j)No Merger, Amalgamation, etc.
The Canadian Borrower shall not, nor shall it permit any Subsidiary to, enter into any transaction (other than any transaction where the same only involves Subsidiaries which are not Material Subsidiaries) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (herein called a “Successor”) whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise (each, a “Fundamental Transaction”), unless:
(i)in the case of the Canadian Borrower, the Successor is a corporation and incorporated under the federal laws of Canada or the laws of any province of Canada or the Successor is a partnership duly established under the laws of any province of Canada or, in the case of the U.S. Borrower, the Successor is a corporation and incorporated under the laws of any State in the United States of America, the Successor is a limited liability company and formed under the laws of any State in the United States of America, or the Successor is a partnership duly established under the laws of any State in the United States of America;
(ii)prior to or contemporaneously with the consummation of such Fundamental Transaction the Successor and, as applicable, each of the Canadian Borrower and its Subsidiaries shall have executed and delivered or caused to be executed and delivered to the Agent such instruments and done such things as, in the reasonable opinion of Lenders’ Counsel, are necessary or advisable to establish that upon the consummation of such Fundamental Transaction:
(A)the Successor will have assumed (by operation of law or otherwise) all the covenants and obligations of the Canadian Borrower or a Subsidiary, as applicable, under all Documents to which the Canadian Borrower or such Subsidiary, as applicable, is a party; and

(B)this Agreement and the other applicable Documents, as the case may be, will be valid and binding obligations of the Successor and each of the Canadian Borrower and its Subsidiaries which is a party thereto, entitling the Lenders and the Agent to exercise all their rights under this Agreement and the other applicable Documents against each of them;
(iii)such Fundamental Transaction shall be on such terms and shall be carried out in such manner as to preserve and not to impair any of the rights and powers of the Lenders and the Agent hereunder or pursuant to the other Documents;
(iv)such Fundamental Transaction shall not result in the assets of the Successor being subject to any Security Interests other than Permitted Encumbrances; and
(v)no Event of Default or Default shall have occurred and be continuing, or will occur as a result of such Fundamental Transaction, or shall exist immediately after the consummation of such Fundamental Transaction.
(k)Compliance with ERISA
The Canadian Borrower shall not, nor shall they permit any of its Subsidiaries to, directly or indirectly:
(i)engage in any transaction in connection with which a Borrower or any Controlled Group member could be subjected to either a material civil penalty assessed pursuant to section 502(c), (i) or (l) of ERISA or a material tax imposed by Chapter 43 of Subtitle D of the Code;
(ii)terminate any Plan in a manner, or take any other action with respect to any Plan, which could result in any liability to a Borrower or any Controlled Group member to the PBGC that would or would reasonably be expected to have a Material Adverse Effect;
(iii)fail to make full payment when due of all amounts which, under the provisions of any Plan, agreement relating thereto or applicable law, a Borrower or any Controlled Group member is required to pay as contributions thereto if such failure would have or would reasonably be expected to have a Material Adverse Effect;
(iv)permit to exist any failure to satisfy the minimum funding standards under Section 302 of ERISA or section 412 of the Code, whether or not waived, with respect to any Plan which would have or would reasonably be expected to have a Material Adverse Effect;
(v)permit the actuarial present value of the benefit liabilities (as “actuarial present value of the benefit liabilities” shall have the meaning specified in section 4041 of ERISA) under all Plans maintained by a Borrower and all Controlled Group members which are regulated under Title IV of ERISA to materially exceed the current actuarial value of all assets of such Plans;
(vi)assume an obligation to contribute to any Multiemployer Plan that would have or would reasonably be expected to have a Material Adverse Effect;
(vii)acquire an 80% or greater interest in any Person if such Person sponsors, maintains or contributes to, or at any time in the six-year period preceding such acquisition has sponsored, maintained, or contributed to, (A) any Multiemployer Plan, or (B) any other Plan that is subject to Title IV of ERISA, and in either case, the actuarial present value of the benefit liabilities under such Plan materially exceeds the current value of the assets (computed on a plan termination basis in accordance with Title IV of ERISA) of such Plan allocable to such benefit liabilities, and the withdrawal liability, if assessed, or termination liability would have or would reasonably be expected to have a Material Adverse Effect;

(viii)incur a material liability to or on account of a Plan under sections 515, 4062, 4063, 4064, 4201 or 4204 of ERISA;
(ix)assume an obligation to contribute to any employee welfare benefit plan, as defined in section 3(1) of ERISA, including, without limitation, any such plan maintained to provide benefits to former employees of such entities, that may not be terminated by such entities in their sole discretion without any material liability;
(x)amend a Plan resulting in an increase in current liability such that a Borrower or any Controlled Group member is required to provide material security to such Plan under section 401(a)(29) of the Code; or
(xi)permit to exist any occurrence of any reportable event (as defined in Title IV of ERISA), or any other event or condition, which presents a material (in the opinion of a Majority of the Lenders) risk of such a termination by the PBGC of any Plan that would have or would reasonably be expected to have a Material Adverse Effect.
(l)No-Hoarding
The Canadian Borrower shall not, nor shall it permit any Subsidiary to, use the proceeds of any Loan to accumulate or maintain cash or cash equivalents in one or more accounts (including, for certainty, any depository, investment or securities account) maintained by the Canadian Borrower or any of its Subsidiaries in an amount, in the aggregate, greater than U.S.$75,000,000 (or the Equivalent Amount thereof in Canadian Dollars or the equivalent thereof in any other currency), but excluding therefrom amounts accumulated or maintained therein in the ordinary course of business, and (for certainty) the Lenders may refuse to make any requested Drawdown which the Lenders, acting reasonably, determine would result in a contravention of this Section 10.2(l).
(m)Restriction on Redemptions and Repurchases of Junior Capital
The Canadian Borrower shall not, nor shall it permit any Subsidiary to, redeem, retire, defease, purchase, prepay or otherwise acquire for value any Equity, Notes and Other Unsecured Debt or Second Lien Debt unless funded or effected in compliance with one or more of the following (as applicable):
(i)in the case of Notes and Other Unsecured Debt or Second Lien Debt, from the proceeds of the issuance or incurrence of Junior Refinancing Debt, Convertible Debentures or Equity (provided that the terms of such Equity do not provide for redemption or repayment thereof other than at the option of the issuer prior to two months after the then latest Maturity Date in effect);
(ii)from the proceeds of the issuance of common shares in the capital of the Canadian Borrower or subscriptions proceeds received by the Canadian Borrower from the issuance of common shares in the capital of the Canadian Borrower; or;
(iii)if, after giving pro forma effect to such purchase, redemption, retirement, defeasement, prepayment or other acquisition:
(A)the Senior Secured Debt to EBITDA Ratio will not exceed 2.50:1.00; and
(B)no Material Adverse Effect, Default or Event of Default has occurred and is continuing, or would reasonably be expected to occur as a result of such purchase, redemption, retirement, defeasement, prepayment or other acquisition.

(n)[Intentionally Deleted].
(o)Limitation on Incurrence of Debt up to the Permitted Debt Limit
The Canadian Borrower shall not, nor shall it permit any Material Subsidiary to, directly or indirectly, create, incur, issue, assume or become liable, contingently or otherwise (collectively, “Incur”), for, or enter into any contract, instrument or undertaking pursuant to which the Borrower or any Material Subsidiary shall Incur:
(i)any Attributable Debt, Purchase Money Obligations or obligations in respect of Sale-Leasebacks if, after giving effect to such Incurrence, the aggregate of all Attributable Debt, Purchase Money Obligations and obligations in respect of Sale-Leasebacks would exceed the Threshold Amount (or the Equivalent Amount thereof in Canadian Dollars or the equivalent thereof in any other currency); or
(ii)any other Debt if, after giving effect to such Incurrence, the aggregate of all other Debt would exceed the Permitted Debt Limit (or the Equivalent Amount thereof in Canadian Dollars or the equivalent thereof in any other currency);
provided that, in order to facilitate certain future Debt refinancings, the Canadian Borrower or any Material Subsidiary shall be permitted to Incur any Debt referred to in (ii) above which results in the Permitted Debt Limit being exceeded if all of the following conditions are or will be satisfied in connection with such Incurrence: (A) such excess over the Permitted Debt Limit shall be wholly attributable to the Incurrence of Junior Refinancing Debt, (B) prior to or concurrent with the Incurrence of such new Debt, the Canadian Borrower shall have given an irrevocable notice to redeem any other existing Debt referred to in (ii) above in accordance with the redemption terms thereof, and such redemption notice shall provide for a redemption date that is not later than 60 days thereafter, (C) on or before such redemption date the proceeds of such new Debt must be used in whole or in part to repay such existing Debt in an amount which is sufficient to ensure full compliance with the Permitted Debt Limit and (D) no Default or Event of Default shall have occurred and be continuing on the date of Incurrence of such Debt.
10.3Financial Covenants
So long as any Obligation is outstanding or any Credit Facility is available hereunder, the Canadian Borrower covenants and agrees with each of the Lenders and the Agent that, unless (subject to Section 16.10) a Majority of the Lenders otherwise consent in writing:
(a)Interest Coverage Ratio
The Canadian Borrower shall not, as at each Quarter End, permit the Interest Coverage Ratio to be less than 2.00:1.00.
(b)Senior Secured Debt to EBITDA Ratio
The Canadian Borrower shall not, as at each Quarter End, permit the Senior Secured Debt to EBITDA Ratio to exceed 3.50:1.00.
10.4Certain Covenants of the U.S. Borrower
The U.S. Borrower covenants and agrees with each of the U.S. Facility Lenders and the Agent that, unless (subject to Section 16.10) a Majority of the Lenders otherwise consent in writing:
(a)it shall duly and punctually pay the principal of all Loans, all interest thereon and all fees and other amounts required to be paid by it hereunder in the manner specified hereunder and it shall maintain, perform and observe all of its obligations under this Agreement and under any other Document to which it is a party;
(b)it shall use all Loans and proceeds thereof solely for the purposes set forth in Section 2.3 hereof;

(c)subject to Section 10.2(j), it shall maintain its corporate existence and shall not liquidate, dissolve or wind-up or take any steps or proceedings in connection therewith unless all Obligations under the U.S. Credit Facilities have been fully repaid or paid, as the case may be, and the U.S. Credit Facilities has been cancelled in accordance herewith; and
(d)it shall observe, perform and comply with any and all of the covenants of the Canadian Borrower and its Subsidiaries contained in this Agreement or other Documents that the Canadian Borrower or such other Subsidiary agrees that the U.S. Borrower (as a Material Subsidiary or otherwise) shall observe, perform and comply with.
10.5Most Favoured Lenders
(1)If at any time the Second Lien Financing Agreement or any other agreement related to the Second Lien Debt includes: (a) any one or more covenants or events of default that are not provided for in the Documents taking into account the different relevant circumstance between the Second Lien Financing Agreement and the Second Lien Creditors and the Documents and the Lenders, or (b) any one or more covenants or events of default that are more restrictive, taken individually or as a whole, than the same or similar covenants or events of default provided in this Agreement or the other Documents taking into account the different relevant circumstances between the Second Lien Financing Agreement and the Second Lien Creditors and the Documents and the Lenders, then: (i) such additional or more restrictive covenants or events of default shall upon notice from the Agent be incorporated by reference in this Agreement as if set forth fully herein, mutatis mutandis, and no such provision may thereafter be waived, amended or modified under this Agreement except pursuant to the provisions of Section 16.10, and (ii) the Borrowers shall promptly, and in any event within ten (10) days after entering into any such additional or more restrictive covenants or events of default so advise the Agent in writing; provided that, if any such additional or more restrictive covenant or event of default provided to the Second Lien Creditors is eliminated, such elimination will automatically apply to this Agreement (including, for certainty, any amendments made to this Agreement to reflect any such additional or more restrictive covenant or event of default which shall be deemed to have been amended to eliminate the same). Thereafter, upon the request of the Majority of the Lenders, the Majority of the Lenders shall enter into an amendment to this Agreement evidencing the incorporation of such additional or more restrictive covenants or events of default, it being agreed that any failure to make such request or to enter into any such amendment shall in no way qualify or limit the incorporation by reference described in subparagraph (i) of the immediately preceding sentence.
(2)Notwithstanding Section 10.5(1), provisions of any Second Lien Financing Agreement that (a) establish any interest rate, fees or other amounts payable in respect of any Second Lien Debt, (b) provide for any make-whole payments to be paid by the Canadian Borrower in connection with an early repayment or pre-payment of any Second Lien Debt, (c) impose a limit on the amount of Debt that may be incurred under this Agreement, or (d) incorporate or include a covenant or event of default that is already contained in any agreement evidencing Notes and Other Unsecured Debt in existence on the date hereof, shall, in each case, not be subject to the requirements of the first paragraph of this Section 10.5.
10.6Agent May Perform Covenants
If a Borrower fails to perform any covenants on its part herein contained, subject to any consents or notice or cure periods required by Section 12.1, the Agent may give notice to the applicable Borrower of such failure and if such covenant remains unperformed, the Agent may, in its discretion but need not, perform any such covenant capable of being performed by the Agent and if the covenant requires the payment or expenditure of money, the Agent may, upon having received approval of all Lenders, make such payments or expenditure and all sums so expended shall be forthwith payable by such Borrower to the Agent on behalf of the Lenders and shall bear interest at the applicable interest rate provided in Section 5.8 for amounts due in Canadian Dollars or United States Dollars, as the case may be. No such performance, payment or expenditure by the Agent shall be deemed to relieve such Borrower of any default hereunder or under the other Documents.

Article 11
SECURITY
11.1Security on all Assets
(1)The Secured Obligations shall be secured, equally and rateably, by first priority Security Interests on, to and against, subject as provided in the last sentence of this paragraph, (a) all present and future property, assets and undertaking of the Borrowers and each of their Material Subsidiaries (other than the Baytex LuxCo), and (b) all bank accounts (including, for certainty, all amounts and financial assets held therein) of the Baytex LuxCo. The Borrowers and their Material Subsidiaries shall ensure that, at all times, they have provided mortgage liens over U.S. P&NG Assets representing not less than the U.S. Fixed Charge Threshold; provided that, in respect of U.S. P&NG Assets which are created, acquired, purchased or otherwise becomes held, or beneficially held, by a Borrower or any Material Subsidiary after the date hereof, the Borrowers shall have provided, or caused to be provided, mortgage liens over such U.S. P&NG Assets within 45 days (or within such longer period as the Agent may agree to in its sole discretion) of the date such U.S. P&NG Assets were created, acquired, purchased, held or beneficially held by such Borrower or such Material Subsidiary to the extent necessary to comply with the foregoing requirement.
(2)The Canadian Borrower (a) shall execute and deliver Security substantially in the forms of Schedules H-1, H-2, H-3 and H-4 annexed hereto, (b) shall cause each of its Canadian Material Subsidiaries to execute and deliver the Security substantially in the forms of Schedules H-5, H-6, H-7 and H-8 annexed hereto, (c) shall cause the U.S. Borrower and any foreign Material Subsidiaries (other than the Baytex LuxCo) to execute and deliver such mortgages, deeds of trust, guarantees, debentures, debenture pledge agreements, pledge agreements, control agreements, assignments, security agreements, stock transfer powers executed in blank and other agreements, documents or instruments as required to secure the Secured Obligations, equally and rateably, by first priority Security Interests on, to and against, subject to the last sentence of Section 11.1(1), all present and future property, assets and undertaking of the U.S. Borrower and such foreign Material Subsidiaries, each in form and substance satisfactory to the Agent, acting reasonably, (d) shall cause the Baytex LuxCo to execute and deliver such guarantees, pledge agreements, assignments and other security agreements as required to secure the Secured Obligations, equally and rateably, by first priority Security Interests on, to and against all bank accounts (including, for certainty, all amounts and financial assets held therein) of the Baytex LuxCo, each in form and substance satisfactory to the Agent, acting reasonably, and (e) shall execute and deliver to the extent it has U.S. P&NG Assets, and cause the U.S. Borrower and the Material Subsidiaries with U.S. P&NG Assets to execute and deliver, in each case, such mortgages and deeds of trust on U.S. P&NG Assets to the extent necessary to comply, in the aggregate, with the last sentence of Section 11.1(1) and meet the U.S. Fixed Charge Threshold, each in form and substance satisfactory to the Agent, acting reasonably, as applicable and in each case with such amendments, modifications and insertions as may be required by the Agent, acting reasonably (including having regard to the jurisdictions where such Material Subsidiaries carry on business).
(3)The Canadian Borrower (a) shall, as soon as reasonably practicable, give written notice to the Agent of the acquisition, creation or existence of each Material Subsidiary created or acquired after the date hereof, together with such other information as the Agent may reasonably require, and (b) shall promptly, and in any event within ten (10) Banking Days of such acquisition, creation or existence, cause each new Material Subsidiary to promptly execute and deliver to the Agent the Security contemplated hereby (together with a certified copy of its constating documents and a legal opinion in form and substance satisfactory to the Agent, acting reasonably).
(4)The Canadian Borrower shall ensure that at all times, at least 90% of Consolidated Assets shall be legally, beneficially and directly owned by the Canadian Borrower and Material Subsidiaries which have provided Security hereunder; and if at any time less than 90% of Consolidated Assets shall be legally, beneficially and directly owned by the Canadian Borrower and Material Subsidiaries which have provided Security hereunder, the Canadian Borrower shall promptly, and in any event within ten (10) Banking Days after any such occurrence, designate another Subsidiary which is not then a Material Subsidiary to be a Designated Material Subsidiary pursuant hereto to the extent required to ensure that after such designation, 90% or more of Consolidated Assets shall be legally, beneficially and directly owned by the Canadian Borrower and Material Subsidiaries which have provided Security hereunder. For certainty, the obligation of the Canadian Borrower to ensure that at all times, at least 90% of Consolidated Assets shall be legally, beneficially and directly owned by the Canadian Borrower and Material Subsidiaries which have provided Security hereunder is in addition to and without derogating from the requirement of the Borrowers to ensure that, at all times, the Canadian Borrower and its Material Subsidiaries have provided mortgage liens over U.S. P&NG Assets representing not less than the U.S. Fixed Charge Threshold.
The Canadian Borrower shall from time to time, by notice in writing to the Agent (together with reasonable particulars which demonstrate compliance with the foregoing covenant), be entitled to designate that either:
(a)a Subsidiary which is not a Material Subsidiary shall become a Designated Material Subsidiary; or
(b)a Designated Material Subsidiary shall cease to be a Material Subsidiary, provided that, the Canadian Borrower shall not be entitled to designate that a Designated Material Subsidiary shall cease to be a Material Subsidiary if:
(c)a Default or an Event of Default has occurred and is continuing;
(d)a Default or an Event of Default would result from or exist immediately after such a designation; or
(e)such Designated Material Subsidiary falls within part (a), (b) or (c) or the proviso of the definition of “Material Subsidiary”.
In order to give effect to the foregoing provisions of Section 11.1(1), Section 11.1(3) and this Section 11.1(4), the Canadian Borrower shall cause any Material Subsidiary that becomes a Designated Material Subsidiary to promptly execute and deliver the Security contemplated hereby to the Agent (together with: (i) certified copies of its constating documents, by-laws and the resolutions of the board of directors (or like body) of such Material Subsidiary authorizing the Security, (ii) a certificate as to the incumbency of the officers or directors of such Material Subsidiary signing the Security and (iii) a legal opinion in form and substance satisfactory to the Agent, acting reasonably).
(5)In addition to the Security described in subsections (1) and (2) of this Section 11.1, the Canadian Borrower shall execute and deliver, or shall cause to be executed and delivered, all such guarantees and mortgages, deeds of trust, debentures, pledge agreements, assignments, control agreements, security agreements, stock transfer powers executed in blank and other agreements, documents or instruments as may be required by the Majority of the Lenders, acting reasonably (each in form and substance satisfactory to the Majority of the Lenders) in order to, or to more effectively, charge in favour of the Agent or grant Security Interests in favour of the Agent on and against all of the undertaking, assets and property (real or personal, tangible or intangible, present or future and of whatsoever nature and kind) of the Canadian Borrower and the Material Subsidiaries as continuing collateral security for the payment and performance by the Borrowers of all Secured Obligations, including to grant the fixed charge security contemplated hereby. Notwithstanding the foregoing, and for greater certainty, except as provided for in Section 11.1(1) and in Section 11.2(2), the Canadian Borrower and its Subsidiaries shall not be obligated by this Section 11.1(5) to provide fixed charges or mortgage liens, as applicable, on or against their P&NG Rights (but this sentence shall not restrict the registration, recording or filing of any other Security otherwise provided by the Canadian Borrower and its Subsidiaries).
(6)Notwithstanding any other provision in this Section 11.1 to the contrary, the Canadian Borrower shall not be required to deliver, or cause to be delivered, first priority Security Interests on, to and against, any U.S. Intellectual Property or any U.S. Certificate of Title Vehicles prior to the occurrence of any Fixed Charge Event (for certainty, upon the occurrence of any Fixed Charge Event, the Canadian Borrower shall, and shall cause the U.S. Borrower and other Material

Subsidiaries to, promptly, grant first priority Security Interests on, to and against, all such U.S. Intellectual Property or any U.S. Certificate of Title Vehicles).
(7)In addition to the Security described in subsections (1) and (2) of this Section 11.1, the Canadian Borrower shall execute and/or deliver, or shall cause to be executed and/or delivered, the following, in each case, within 90 days of the date hereof (or such longer period as the Agent may agree in its sole discretion):
(a)a securities pledge agreement executed by the Baytex LuxCo in respect of all of the issued and outstanding shares in the U.S. Borrower; and
(b)the collateral secured pursuant to the aforementioned securities pledge agreements shall be Delivered immediately to the Agent or its nominee, including, without limitation, delivery to the Agent of all security certificates, instruments or other documents representing or evidencing such collateral, which shall be endorsed for transfer in blank by the applicable Person and accompanied by applicable transfer documents, all as satisfactory to the Agent, acting reasonably.
(8)In addition to the Security described in subsections (1) and (2) of this Section 11.1, the Canadian Borrower shall execute and/or deliver, or shall cause to be executed and/or delivered, within 30 days of the date hereof (or such longer period as the Agent may agree in its sole discretion), other than in respect of any deposit accounts exclusively used for payroll, payroll taxes and other employee wage and benefit payments to or for the benefit of a Borrower’s or a Subsidiary’s employees, Account Control Agreements in respect of all deposit accounts and securities accounts containing funds exceeding U.S.$1,000,000 (or the Equivalent Amount thereof in Canadian Dollars or the equivalent thereof in any other currency), in each case, where an Account Control Agreement is required to create and perfect a first priority security interest in such deposit accounts and securities accounts, duly executed by the appropriate parties.
(9)From and after the date which is 30 days after the date hereof (or such later date as the Agent may agree in its sole discretion), the Canadian Borrower shall ensure that, other than in respect of any deposit accounts exclusively used for payroll, payroll taxes and other employee wage and benefit payments to or for the benefit of a Borrower’s or a Subsidiary’s employees: (a) each deposit account and securities account of the Borrowers and the Material Subsidiaries that at any time contains funds exceeding U.S.$1,000,000 (or the Equivalent Amount thereof in Canadian Dollars or the equivalent thereof in any other currency) shall, to the extent an Account Control Agreement is required to create and perfect a first priority security interest in such deposit account or securities account, as the case may be, be subject to an Account Control Agreement; and (b) amounts deposited in deposit accounts and securities accounts of the Canadian Borrower and Material Subsidiaries which are not subject to Account Control Agreements, where an Account Control Agreement is required to create and perfect a first priority security interest in such deposit accounts and securities accounts, shall not exceed, in the aggregate, U.S.$5,000,000 (or the Equivalent Amount thereof in Canadian Dollars or the equivalent thereof in any other currency).
11.2Registration and Fixed Charge Security
(1)The Canadian Borrower shall, at its expense, register, file or record the Security in all offices where such registration, filing or recording is necessary or of advantage to the creation, perfection and preserving of the security applicable to it; provided that the Canadian Borrower (as opposed to the Agent and the Lenders or Lenders’ Counsel or another agent thereof on their behalf, in such case at the expense of the Agent and the Lenders except during the continuance of a Default or Event of Default and except where requested by the Agent, acting reasonably) shall not be obligated to register the Security at any land registry offices unless and until the Agent (acting reasonably) requests such registration in writing. The Canadian Borrower shall amend and renew such registrations, filings and recordings from time to time as and when required to keep them in full force and effect or to preserve the priority established by any prior registration, filing or recording thereof.
(2)The Canadian Borrower shall, and shall cause the U.S. Borrower and the Material Subsidiaries to, promptly:

(a)register the Security in all applicable land titles and land registry offices (including the filing of security notices under the Mines and Minerals Act (Alberta) and similar notices, filings or registrations in other jurisdictions); and/or
(b)grant to the Agent fixed charges or fixed charge mortgage security, as applicable, (in form and substance satisfactory to the Agent, acting reasonably) against any or all of its P&NG Rights, P&NG Leases and other interests in land (including fixtures) (including any U.S. P&NG Rights not previously subject to fixed charge mortgage security), in each case, as required by the Agent (and together with all registration materials, legal opinions and Officer’s Certificates as the Agent may require, acting reasonably), upon the occurrence of any one or more of the following (each, a “Fixed Charge Event”):
(i)an Event of Default;
(ii)the occurrence of an event, circumstance or condition which has had, or would reasonably be expected to have, a Material Adverse Effect, as determined by the Lenders, each acting reasonably; or
(iii)the Majority of the Lenders, acting in good faith, determining that any of the foregoing is necessary to preserve or protect the position of the Lenders or the priority of the Security.
11.3Forms
The forms of Security shall have been or be prepared based upon the laws applicable thereto in effect at the date hereof. The Agent shall have the right to require that:
(a)any such Security be amended to reflect any changes in such laws, whether arising as a result of statutory amendments, court decisions or otherwise, in order to confer upon the Agent the Security Interests intended to be created thereby; and
(b)the Borrowers and their Subsidiaries execute and deliver to the Agent such other and further debentures, mortgages, deeds of trust, trust deeds, assignments, control agreements, security agreements, stock transfer powers executed in blank and other agreements, documents or instruments as may be reasonably required to ensure the Agent holds, subject to Permitted Encumbrances, first priority Security Interests on and against all of the property and assets of the Borrowers and their Material Subsidiaries, except that in no event shall the Agent require that the foregoing be effected if the result thereof would be to grant the Agent or the Lenders greater rights than is otherwise contemplated herein or therein.
11.4Continuing Security
Each item or part of the Security shall for all purposes be treated as a separate and continuing collateral security and shall be deemed to have been given in addition to and not in place of any other item or part of the Security or any other security now held or hereafter acquired by the Agent or the Lenders. No item or part of the Security shall be merged or be deemed to have been merged in or by this Agreement or any documents, instruments or acknowledgements delivered hereunder, or any simple contract debt or any judgment, and any realization of or steps taken under or pursuant to any security, instrument or agreement shall be independent of and not create a merger with any other right available to the Lenders or the Agent under any security, instruments or agreements held by it or at law or in equity.
11.5Dealing with Security
The Agent, with the consent of all of the Lenders, may grant extensions of time or other indulgences, take and give up security (including the Security or any part or parts thereof), accept compositions, grant releases and discharges and otherwise deal with the Borrowers and other parties and with security (including the Security and each part thereof) as the Agent may see fit, without prejudice to or in any way limiting the liability of the Borrowers under this Agreement or the other Documents or under any of the Security or any other collateral security.

11.6Effectiveness
The Security and the security created by any other Document constituted or required to be created shall be effective, and the undertakings as to the Security herein or in any other Document shall be continuing, whether any Loans are then outstanding or any amounts thereby secured or any part thereof shall be owing before or after, or at the same time as, the creation of such Security Interests or before or after or upon the date of execution of any amendments to this Agreement.
11.7Release and Discharge of Security
(1)The Borrowers and the Guarantors shall not be discharged from the Security or any part thereof, other than to the extent that such Security applies to a Permitted Disposition or a sale permitted under Section 10.2(d) (in which case the Security shall cease to apply to the subject matter thereof for the benefit of the Agent and the Lenders) except by a written release and discharge signed by the Agent. If all of the Secured Obligations have been repaid, paid, satisfied and discharged, as the case may be, in full and the Credit Facilities have been fully cancelled, then the Agent shall cause it and the Lenders’ interest in the Security to be released and discharged. The Lenders hereby authorize the Agent, upon request of the Canadian Borrower or any Material Subsidiary, to, without further authorization from the Lenders, sign any and all releases, letters of no interest, or other documents or interests releasing the Security as it applies to a Permitted Disposition and any other disposition permitted by Section 10.2(d).
(2)The Lenders hereby authorize the Agent, upon the written request of the Canadian Borrower or any Material Subsidiary, to subordinate the Security Interests created by the Security with respect to any property or assets subject to a Permitted Encumbrance described in subparagraph (q) of the definition thereof or release such Security Interests from any property or assets subject to a Permitted Encumbrance described in subparagraph (q) of the definition thereof; provided that, notwithstanding the foregoing, but subject to Section 11.7(1), no Security Interests created by the Security shall be subordinated or released by the Agent on, to or with respect to any P&NG Rights or P&NG Leases.
11.8Transfer of Security
If The Bank of Nova Scotia, in its capacity as Agent, or any successor thereto, in its capacity as Agent ceases to be the Agent (the “Departing Agent”), the Departing Agent shall transfer and assign all of its right, title and interest in its capacity as Agent in and to the Security to the Successor Agent and the provisions of Section 11.2 shall apply, mutatis mutandis, with respect to such assignment and transfer.
11.9Affiliates of Lenders
Each Lender hereby confirms to and agrees with the Agent and the other Lenders as follows:
(a)such Lender is, for the purpose of securing the Lender Financial Instrument Obligations and the Cash Management Obligations owing to or in favour of its Affiliates pursuant to the Security, executing and delivering this Agreement both on its own behalf and as agent for and on behalf of such Affiliates;
(b)the Agent shall be and is hereby authorized by each such Affiliate (i) to hold the Security on behalf of such Affiliate as security for the Lender Financial Instrument Obligations and Cash Management Obligations owing to or in favour of it in accordance with the provisions of the Documents and (ii) to act in accordance with the provisions of the Documents (including on the instructions or at the direction of the Majority of the Lenders (which for certainty, shall not include any such Affiliates)) in all respects with respect to the Security; and
(c)the Lender Financial Instruments and Cash Management Obligations of any such Affiliate or the Lender Financial Instrument Obligations and Cash Management Obligations owing to or in favour of any such Affiliate shall not be included or taken into account for the purposes of Section 16.10 or (for certainty) in any determination of the Majority of the Lenders or all of the Lenders which shall be determined solely based upon the Commitments of the Lenders hereunder or the Outstanding Principal owing to the Lenders.

11.10Security for Hedging and Cash Management with Former Lenders
If a Lender ceases to be a Lender under this Agreement (a “Former Lender”), all Lender Financial Instrument Obligations and Cash Management Obligations owing to such Former Lender and its Affiliates under Lender Financial Instruments and Cash Management Obligations entered into while such Former Lender was a Lender shall remain secured by the Security (equally and rateably) to the extent that such Lender Financial Instrument Obligations and Cash Management Obligations were secured by the Security prior to such Lender becoming a Former Lender and, subject to the following provisions of this Section 11.10 and unless the context otherwise requires, all references herein or in any other Document to “Lender Financial Instrument Obligations” and “Cash Management Obligations” shall include such obligations to a Former Lender and its Affiliates, all references herein or in any other Document to “Lenders” shall include Former Lenders for the purposes of such obligations, all references herein or in any other Document to “Affiliates” shall include Affiliates of such Former Lenders for the purposes of such obligations and all references herein or in any other Document to “Lender Financial Instruments” and “Cash Management Documents” shall include such Financial Instruments or Cash Management Documents with a Former Lender and its Affiliates. For certainty, any (x) Financial Instrument Obligations under Financial Instruments entered into with a Former Lender or an Affiliate thereof after the Former Lender has ceased to be a Lender and (y) Cash Management Obligations under Cash Management Documents entered into with a Former Lender or an Affiliate thereof after the Former Lender has ceased to be a Lender shall in each case not be secured by the Security. Notwithstanding the foregoing, no Former Lender or any Affiliate thereof shall have any right to cause or require the enforcement of the Security or any right to participate in any decisions relating to the Security, including any decisions relating to the enforcement or manner of enforcement of the Security or decisions relating to any amendment to, waiver under, release of or other dealing with all or any part of the Security; for certainty, the sole right of a Former Lender and its Affiliates with respect to the Security is to share, on a pari passu basis, in any proceeds of realization and enforcement of the Security.
Article 12
EVENTS OF DEFAULT AND ACCELERATION
12.1Events of Default
The occurrence of any one or more of the following events (each such event being herein referred to as an “Event of Default”) shall constitute a default under this Agreement:
(a)Principal Default: if a Borrower fails to pay the principal of any Loan hereunder when due and payable;
(b)Other Payment Default: if a Borrower fails to pay:
(i)any interest (including, if applicable, default interest) accrued on any Loan;
(ii)any acceptance fee with respect to a Bankers’ Acceptance or issuance fee with respect to a Letter of Credit; or
(iii)any other amount not specifically referred to in paragraph (a) above or in this paragraph (b) payable by a Borrower hereunder;
in each case when due and payable, and such default is not remedied within three (3) Banking Days after written notice thereof is given by the Agent to the relevant Borrower specifying such default and requiring such Borrower to remedy or cure the same;
(c)Certain Covenant Defaults: if the Canadian Borrower or U.S. Borrower, as the case may be, fails to observe or perform any covenant in Section 10.1(o), 10.2(m), 10.2(n), 10.2(o), 10.3, 10.4(b), 11.1(7), 11.1(8) or fails to observe or perform its covenant to deliver fixed charge mortgage security over U.S. P&NG Assets when required pursuant to Article 11;
(d)Certain Covenant Defaults (5 Day Cure Period): if the Canadian Borrower fails to observe or perform the covenant in Section 10.2(l) and the Canadian Borrower shall fail to remedy such default within a period of five (5) Banking Days after the failure by the Canadian Borrower to observe or perform the same;

(e)Breach of Other Covenants: if a Borrower or a Material Subsidiary fails to observe or perform any covenant or obligation herein or in any other Document required on its part to be observed or performed (other than a covenant or condition whose breach or default in performance is specifically dealt with elsewhere in this Section) and, after notice has been given by the Agent to such Borrower or such Material Subsidiary specifying such default and requiring such Borrower or such Material Subsidiary to remedy or cure the same, such Borrower or such Material Subsidiary shall fail to remedy such default within a period of twenty (20) Banking Days after the giving of such notice;
(f)Incorrect Representations: if any representation or warranty made or deemed to be made by a Borrower or any Material Subsidiary herein or in any other Document shall prove to have been incorrect or misleading in any respect on and as of the date made and the facts or circumstances which make such representation or warranty incorrect or misleading are not remedied and the representation or warranty in question remains incorrect or misleading more than twenty (20) Banking Days after the Agent notifies the relevant Borrower of the same;
(g)Involuntary Insolvency: if a decree or order of a court of competent jurisdiction is entered adjudging a Borrower or a Material Subsidiary bankrupt or insolvent under the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), the Winding-up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous laws or ordering the winding up or liquidation of its affairs;
(h)Idem: if any case, proceeding or other action shall be instituted in any court of competent jurisdiction against a Borrower or any Material Subsidiary, seeking in respect of it an adjudication in bankruptcy, reorganization, dissolution, winding up, liquidation, a composition, proposal or arrangement with creditors, a readjustment or compromise of debts, the appointment of trustee in bankruptcy, receiver, receiver and manager, interim receiver, custodian, sequestrator, liquidator or other Person with similar powers with respect to such Borrower or any such Material Subsidiary or of all or any substantial part of its assets, or any other like relief in respect of such Borrower or any such Material Subsidiary under any bankruptcy or insolvency law and:
(i)such case, proceeding or other action results in an entry of an order for such relief or any such adjudication or appointment, or
(ii)if such case, proceeding or other action is being contested by the relevant Borrower or Material Subsidiary, as the case may be, in good faith, the same shall continue undismissed, or unstayed and in effect, for any period of ten (10) consecutive Banking Days;
(i)Voluntary Insolvency: if a Borrower or any Material Subsidiary makes any assignment in bankruptcy or makes any other assignment for the benefit of creditors, makes any proposal under the Bankruptcy and Insolvency Act (Canada) or any comparable law, seeks relief under the Companies’ Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous law, files a petition or proposal to take advantage of any act of insolvency by it, consents to or acquiesces in the appointment of a trustee in bankruptcy, receiver, receiver and manager, interim receiver, custodian, sequestrator, liquidator or other Person with similar powers over itself or over all or any substantial portion of its assets, or files a petition or otherwise commences any proceeding seeking any reorganization, arrangement, composition, administration, compromise, restructuring or readjustment under any applicable bankruptcy, insolvency, moratorium, reorganization or other similar law affecting creditors’ rights or consents to, or acquiesces in, the filing of such assignment, proposal, relief, petition, proposal, appointment or proceeding;
(j)Dissolution: except as permitted by Section 10.2(c) or 10.2(j), if proceedings are commenced for the dissolution, liquidation or winding up of a Borrower or any Material Subsidiary unless such proceedings are being actively and diligently contested in good faith to the satisfaction of the Majority of the Lenders;
(k)Security Realization: if creditors of a Borrower or any Material Subsidiaries having a Security Interest against or in respect of the property and assets thereof, or any part thereof, realize upon or enforce any such security against such property and assets or any part thereof having an aggregate fair market value in excess of the Threshold Amount (or the Equivalent Amount thereof in Canadian Dollars or the equivalent thereof in any other currency) and such realization or enforcement shall continue in effect and not be released, discharged or stayed within the lesser of twenty (20) Banking Days and the period of time prescribed under Applicable Laws for the completion of the sale of or realization against the assets subject to such seizure or attachment;
(l)Seizure: if property and assets of the Borrowers and the Material Subsidiaries or any part thereof having an aggregate fair market value in excess of the Threshold Amount (or the Equivalent Amount thereof in Canadian Dollars or the equivalent thereof in any other currency) are seized or otherwise attached by anyone pursuant to any legal process or other means, including distress, execution or any other step or proceeding with similar effect, and such attachment, step or other proceeding shall continue in effect and not be released, discharged or stayed within the lesser of twenty (20) Banking Days and the period of time prescribed under Applicable Laws for the completion of the sale of or realization against the assets subject to such seizure or attachment;
(m)Judgment: if one or more final judgments, decrees or orders, after available appeals have been exhausted, shall be awarded against a Borrower or any Material Subsidiary for an aggregate amount in excess of the Threshold Amount (or the Equivalent Amount thereof in Canadian Dollars or the equivalent thereof in any other currency) and such Borrower or such Subsidiary, as applicable, has not provided security for any of such judgments, decrees or orders within twenty (20) Banking Days of such judgment, decree or order being awarded;
(n)Payment Cross Default: if a Borrower or any of the Material Subsidiaries (or any combination thereof) defaults in the payment when due (whether at maturity, upon acceleration, or otherwise) of Debt or Financial Instrument Obligations in aggregate in excess of the Threshold Amount (or the Equivalent Amount thereof in Canadian Dollars or the equivalent thereof in any other currency);
(o)Event Cross Default: if a default, event of default or other similar condition or event (however described) in respect of a Borrower or any of the Material Subsidiaries (or any combination thereof) occurs or exists under a Second Lien Financing Agreement or any indentures, credit agreements, agreements or other instruments evidencing or relating to Debt or Financial Instrument Obligations (individually or collectively) in an aggregate amount in excess of the Threshold Amount (or the Equivalent Amount thereof in Canadian Dollars or the equivalent thereof in any other currency) and such default, event or condition has resulted in such Debt or Financial Instrument Obligations becoming, or becoming capable at such time of being declared, due and payable thereunder before it would otherwise have been due and payable;
(p)Second Lien Financing Agreement Cross Default: if an event of default or other similar condition or event (however described) in respect of a Borrower or any of the Material Subsidiaries (or any combination thereof) occurs or exists under a Second Lien Financing Agreement;
(q)Cease to Carry on Business: if, subjection to Sections 10.2(c) and 10.2(j), a Borrower or any Material Subsidiary ceases to carry on business;
(r)Change of Control: if there is a Change of Control;
(s)Lender Financial Instruments: if a Financial Instrument Demand for Payment has been delivered to a Borrower or any Material Subsidiary and such Person fails to make payment thereunder within the lesser of (i) three (3) Banking Days and (ii) the time otherwise required for payment thereunder, or if a Termination Event occurs;
(t)Loss and Priority of Security: except for Permitted Encumbrances, if any of the Security shall cease to be a valid first priority Security Interest against the property, assets and undertaking of any Borrower or any Guarantor as against third parties (and the same is not forthwith effectively rectified or replaced by a Borrower or such Guarantor, as applicable);

(u)Invalidity: if any of this Agreement, any Security, any other Document or any material provision of any of the foregoing shall at any time for any reason cease to be in full force and effect, be declared to be void or voidable (and the same is not forthwith effectively rectified or replaced by the applicable Borrower or Material Subsidiary) or shall be repudiated, or the validity or enforceability thereof shall at any time be contested by a Borrower or any Material Subsidiary, or a Borrower or any Material Subsidiary shall deny that it has any or any further liability or obligation thereunder, or at any time it shall be unlawful or impossible for them to perform any of their respective Obligations or Lender Financial Instrument Obligations;
(v)Convertible Debentures: if there is a default, an event of default or other similar circumstance under the Convertible Debentures or any indenture relating thereto and any applicable grace period has expired such that the holders thereof have accelerated repayment or are entitled to accelerate repayment of such Convertible Debentures;
(w)ERISA Event: any ERISA Event with respect to a Plan shall have occurred, and, 30 days after notice thereof shall have been given to a Borrower by the Agent, (i) such ERISA Event shall not have been corrected, which results in, or could reasonably be expected to result in, liability of a Borrower or any member of the Controlled Group in an aggregate amount in excess of U.S.$50,000,000;
(x)Multiemployer Plan Liability: the incurrence by a Borrower or any member of the Controlled Group of any liability with respect to (i) the withdrawal or partial withdrawal from a Multiemployer Plan or (ii) the determination by the sponsor of a Multiemployer Plan that such Multiemployer Plan is, or is expected to be, “insolvent” (within the meaning of Section 4245 of ERISA) or in “reorganization” (within the meaning of Section 4241 of ERISA), if such liability is, or is reasonably expected to be, in an aggregate amount in excess of U.S. $50,000,000; or
(y)Minimum Liability Management Rating: if the Liability Management Rating of the Canadian Borrower or any Material Subsidiary which owns or operates any LMR Assets in any Primary Jurisdiction becomes less than 1.25 in such Primary Jurisdiction and remains below such threshold for a period of 90 days after written notice thereof is given by the Agent to the Canadian Borrower; or
(z)Abandonment and Reclamation Orders: if (i) the Canadian Borrower or any of its Material Subsidiaries becomes subject to any Abandonment/Reclamation Orders issued by any Energy Regulator, (ii) the aggregate estimated cost of compliance with all such orders would reasonably be expected to exceed the Threshold Amount (provided that, for the purpose of determining any such estimated cost, the Canadian Borrower shall provide the Agent with a reasonable and factually supportable estimate of such costs within ten (10) Banking Days of its receipt of the applicable order and shall deliver to each Lender all such other relevant information related to such estimate as may be reasonably required by any such Lender) and (iii) such orders are not withdrawn or satisfied within the relevant timelines set out in such orders and any applicable appeal periods in respect thereof have expired.
12.2Acceleration
If any Event of Default shall occur and for so long as it is continuing:
(a)the entire principal amount of all Loans then outstanding from the Borrowers and all accrued and unpaid interest thereon;
(b)an amount equal to the face amount at maturity of all Bankers’ Acceptances issued by the Canadian Borrower which are unmatured;
(c)an amount equal to the maximum amount then available to be drawn under all unexpired Letters of Credit; and
(d)all other Obligations outstanding hereunder,

shall, at the option of the Agent in accordance with Section 15.11 or upon the request of a Majority of the Lenders, become immediately due and payable upon written notice to that effect from the Agent to the Borrowers, all without any other notice and without presentment, protest, demand, notice of dishonour or any other demand whatsoever (all of which are hereby expressly waived by the Borrowers); provided, however, that if any Event of Default shall occur and be continuing pursuant to Section 12.1(g), 12.1(h) or 12.1(i), the foregoing shall automatically become due and payable, in each case without any other notice and without presentment, protest, demand, notice of dishonour or any other demand whatsoever (all of which are hereby expressly waived by the Borrowers). In such event and if the Borrowers do not immediately pay all such amounts upon receipt of such notice, either the Lenders (in accordance with the proviso in Section 15.11) or the Agent on their behalf may, in their discretion, exercise any right or recourse and/or proceed by any action, suit, remedy or proceeding against any of the Borrowers or any Material Subsidiary authorized or permitted by law for the recovery of all the indebtedness and liabilities of the Borrowers to the Lenders and proceed to exercise any and all rights hereunder and under the other Documents and no such remedy for the enforcement of the rights of the Lenders shall be exclusive of or dependent on any other remedy but any one or more of such remedies may from time to time be exercised independently or in combination.
12.3Conversion on Default
Upon the occurrence of an Event of Default, the Agent on behalf of the relevant Lenders may convert a SOFR Loan owing by a Borrower to a U.S. Base Rate Loan. Interest shall accrue on each such U.S. Base Rate Loan at the rate specified in Section 5.2 with interest on all overdue interest at the same rate, such interest to be calculated daily and payable on demand.
12.4Remedies Cumulative and Waivers
For greater certainty, it is expressly understood and agreed that the rights and remedies of the Lenders and the Agent hereunder or under any other Document are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lenders or by the Agent of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or other Document shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which any one or more of the Lenders and the Agent may be lawfully entitled for such default or breach. Any waiver by, as applicable, the Majority of the Lenders, all of the Lenders or the Agent of the strict observance, performance or compliance with any term, covenant, condition or other matter contained herein and any indulgence granted, either expressly or by course of conduct, by, as applicable, the Majority of the Lenders, all of the Lenders or the Agent shall be effective only in the specific instance and for the purpose for which it was given and shall be deemed not to be a waiver of any rights and remedies of the Lenders or the Agent under this Agreement or any other Document as a result of any other default or breach hereunder or thereunder.
12.5Termination of Lenders’ Obligations
The occurrence of a Default or Event of Default shall relieve the Lenders of all obligations to provide any further Drawdowns, Rollovers or Conversions to any Borrower hereunder; provided that the foregoing shall not prevent the Lenders or the Agent from disbursing money or effecting any Conversion which, by the terms hereof, they are entitled to effect, or any Conversion or Rollover requested by a Borrower and acceptable to the Lenders and the Agent.
12.6Acceleration of All Lender Obligations
(1)If a Lender has delivered a Financial Instrument Demand for Payment to a Borrower or a Subsidiary, then it shall promptly notify the Agent and other Lenders thereof.
(2)If an Acceleration Notice has been delivered to the Borrowers, then, to the extent that it is not already the case, all Secured Obligations shall be immediately due and payable and each Lender, each Hedging Affiliate and the Agent shall (and shall be entitled to) promptly, and in any event within three (3) Banking Days of receipt of notice of the foregoing, deliver such other Demands for Payment and notices as may be necessary to ensure that all Secured Obligations are thereafter due and payable under this Agreement and the Lender Financial Instruments, as applicable.

(3)Each agreement, indenture, instrument or other document evidencing or relating to Lender Financial Instrument Obligations or Cash Management Obligations shall, notwithstanding any provision thereof to the contrary, be deemed to be hereby amended to allow and permit the Lender, the Hedging Affiliate or the Cash Manager, as the case may be, which is a party thereto to comply with the provisions of this Section 12.6.
12.7Application and Sharing of Payments Following Acceleration
Except as otherwise agreed to by all of the Lenders in their sole discretion, all monies and property received by the Lenders for application in respect of the Secured Obligations subsequent to the Adjustment Time and all monies received as a result of a realization upon the Security (collectively, the “Realization Proceeds”) shall be applied and distributed to the Lenders and the Agent in the order and manner set forth below:
(a)firstly, distributed proportionately to the Lenders and the Agent in accordance with amounts owing to each Lender and the Agent on account of the costs and expenses of enforcement and realization upon the Security; and
(b)secondly, distributed Rateably to the Lenders, the Hedging Affiliates and the Cash Managers on account of the Secured Obligations, and the balance of the Realization Proceeds, if any, shall be paid to unsecured creditors (including the Lenders in respect of any Unsecured Excess), equally and rateably, in each case, to the extent of their legal entitlement thereto and, thereafter, any further remaining balance shall be paid to the Canadian Borrower or otherwise as may be required by Applicable Laws.
12.8Calculations as at the Adjustment Time
For the purposes of this Agreement, if:
(a)a Financial Instrument Demand for Payment has been delivered; or
(b)a Termination Event has occurred under any agreement evidencing a Lender Financial Instrument, then any amount which is payable by a Borrower or a Subsidiary thereof under such Lender Financial Instrument in settlement of obligations arising thereunder as a result of the early termination of the Lender Financial Instrument shall be deemed to have become payable at the time of delivery of such Financial Instrument Demand for Payment or the time of occurrence of such Termination Event, as the case may be, notwithstanding that the amount payable by a Borrower or a Subsidiary thereof is to be subsequently calculated and notice thereof given to such Borrower or such Subsidiary in accordance with such Lender Financial Instrument.
12.9Sharing Repayments
Each Lender agrees that, subsequent to the Adjustment Time, it will at any time and from time to time upon the request of the Agent purchase undivided participations in the Secured Obligations and make any other adjustments which may be necessary or appropriate, in order that the Secured Obligations which remain outstanding to each Lender and its Hedging Affiliates and Cash Managers are thereafter outstanding, as adjusted pursuant to this Section, in accordance with the provisions of Section 12.7. Each Borrower agrees to do, or cause to be done (whether by it or its Subsidiaries), all things reasonably necessary or appropriate to give effect to any and all purchases and other adjustments by and between the Lenders pursuant to this Section. For certainty, a Lender shall only be required to purchase participations in Lender Financial Instrument Obligations or Cash Management Obligations pursuant to this Section 12.9 to the extent money, property and Realization Proceeds have not been distributed in accordance with Section 12.7.

12.10Adjustments Among Lenders Under Credit Facilities
(1)Notwithstanding anything herein or in any other Document to the contrary, if all Obligations become due and payable pursuant to Section 12.2 (an “Acceleration”):
(a)each Lender agrees that it shall, at any time or from time to time thereafter at the request of the Agent as required by any Lender, (i) purchase at par on a non-recourse basis a participation in the Loans (including Letters of Credit) owing to each other Lender under the Canadian Credit Facilities and (ii) effect such other transactions and make such other adjustments as are necessary or appropriate, in order that the aggregate Outstanding Principal owing to each of the Lenders under the Canadian Credit Facilities, as adjusted pursuant to this Section 12.10, shall be in the same proportion as each Lender’s Rateable Portion under the Canadian Credit Facilities immediately prior to the Acceleration; provided that, in no event shall this readjustment result in the Outstanding Principal owing to any Lender under the Canadian Credit Facilities exceeding such Lender's applicable Commitments;
(b)each Lender agrees that it shall, at any time or from time to time thereafter at the request of the Agent as required by any Lender, (i) purchase at par on a non-recourse basis a participation in the Loans (including Letters of Credit) owing to each other Lender under the U.S. Credit Facilities and (ii) effect such other transactions and make such other adjustments as are necessary or appropriate, in order that the aggregate Outstanding Principal owing to each of the Lenders under the U.S. Credit Facilities, as adjusted pursuant to this Section 12.10, shall be in the same proportion as each Lender’s Rateable Portion under the U.S. Credit Facilities immediately prior to the Acceleration; provided that, in no event shall this readjustment result in the Outstanding Principal owing to any Lender under the U.S. Credit Facilities exceeding such Lender's applicable Commitments; and
(c)any payment made by or on behalf of any of the Loan Parties under or pursuant to the Documents, any proceeds from the exercise of any rights and remedies of the Agent and the Lenders under the Documents and any distribution or payment received by the Agent or the Lenders with respect to the Loan Parties in the event of any bankruptcy, insolvency, winding-up, liquidation, arrangement, compromise or composition, shall be applied against the Outstanding Principal in a manner so that, to the extent possible, the Outstanding Principal owing to each of the Lenders under the Credit Facilities will be in the same proportion as each Lender’s Rateable Portion under the Credit Facilities immediately prior to the Acceleration.
(2)Each Lender shall, at any time and from time to time at the request of the Agent as required by any Lender, execute and deliver such agreements, instruments and other documents and take such other steps and actions as may be required to confirm, evidence or give effect to the foregoing.
(3)For certainty, (a) the Lenders shall be obligated to purchase participations and to effect the transactions and adjustments contemplated by this Section 12.10 and (b) the other provisions hereof shall operate and apply, in each case, irrespective of whether any condition in Article 3 is met.
Article 13
CHANGE OF CIRCUMSTANCES
13.1Market Disruption Respecting SOFR Loan
Subject to Section 13.4, if, on or prior to the first day of any Interest Period for any SOFR Loan:
(a)the Agent determines (which determination shall be conclusive and binding absent manifest error) that “Adjusted Term SOFR” cannot be determined pursuant to the definition thereof; or

(b)the Lenders holding 25% of the Commitments of all Lenders determine that for any reason in connection with any request for a SOFR Loan or a conversion thereto or a continuation thereof that Adjusted Term SOFR for any requested Interest Period with respect to a proposed SOFR Loan does not adequately and fairly reflect the cost to such Lenders of making and maintaining such Loan, and such Lenders have provided notice of such determination to the Agent, the Agent will promptly so notify the applicable Borrower and each Lender. Upon notice thereof by the Agent to such Borrower, any obligation of the Lenders to make SOFR Loans, and any right of such Borrower to continue SOFR Loans or to convert U.S. Base Rate Loans to SOFR Loans, shall be suspended (to the extent of the affected SOFR Loans or affected Interest Periods) until the Agent revokes such notice. Upon receipt of such notice, (i) the applicable Borrower may revoke any pending request for a borrowing of, conversion to or continuation of SOFR Loans (to the extent of the affected SOFR Loans or affected Interest Periods) or, failing that, such Borrower will be deemed to have converted any such request into a request for a Loan of or conversion to U.S. Base Rate Loans in the amount specified therein and (ii) any outstanding affected SOFR Loans will be deemed to have been converted into U.S. Base Rate Loans at the end of the applicable Interest Period. Upon any such conversion, the applicable Borrower shall also pay accrued interest on the amount so converted, together with any additional amounts required pursuant to Section 14.2(d). Subject to Section 13.4, if the Agent determines (which determination shall be conclusive and binding absent manifest error) that “Adjusted Term SOFR” cannot be determined pursuant to the definition thereof on any given day, the interest rate on U.S. Base Rate Loans shall be determined by the Agent without reference to clause (c) of the definition of “U.S. Base Rate” until the Agent revokes such determination.
13.2Market Disruption Respecting CDOR Rate
If at any time the Agent determines (which determination shall be conclusive, absent manifest error) that:
(a)adequate and reasonable means do not exist for ascertaining the CDOR Rate, including because the CDOR Page of Reuters Limited is not available or published on a current basis for the applicable period and such circumstances are unlikely to be temporary;
(b)the administrator of the CDOR Rate or a Governmental Authority having jurisdiction over such administrator has made a public statement identifying a specific date after which the CDOR Rate will permanently or indefinitely cease to be made available or permitted to be used for determining the interest rate of loans;
(c)a Governmental Authority having jurisdiction over the Agent has made a public statement identifying a specific date after which the CDOR Rate shall no longer be permitted to be used for determining the interest rate of loans (each such specific date in clause (ii) above and in this clause (iii) a “CDOR Scheduled Unavailability Date”); or
(d)syndicated loans in Canada currently being executed, or that include language similar to that contained in this Section 13.2, are being executed or amended (as applicable) to incorporate or adopt a new benchmark interest rate to replace the CDOR Rate, then reasonably promptly after such determination by the Agent or receipt by the Agent of such notice, as applicable, the Agent and the Canadian Borrower may mutually agree upon a successor rate to the CDOR Rate, and the Agent and the Canadian Borrower may amend this Agreement to replace the CDOR Rate with an alternate benchmark rate (including any mathematical or other adjustments to the benchmark (if any) incorporated therein), giving due consideration to any evolving or then existing convention for similar Canadian Dollars denominated syndicated credit facilities for such alternative benchmarks (any such proposed rate, a “CDOR Successor Rate”), together with any proposed CDOR Successor Rate conforming changes and any such amendment shall become effective at 5:00 p.m. (Toronto time) on the fifth (5th) Banking Day after the Agent shall have posted such proposed amendment to all Lenders and the Canadian Borrower unless, prior to such time, the Majority of the Lenders have delivered to the Agent written notice that such Lenders do not accept such amendment.
If no CDOR Successor Rate has been determined and the circumstances under clause (a) or (d) above exist or a CDOR Scheduled Unavailability Date has occurred (as applicable), the Agent will promptly so notify the Canadian Borrower and each Lender. Thereafter, the obligation of the Lenders to make or maintain Bankers’ Acceptances and BA Equivalent Advances, shall be suspended (to the extent of the affected Bankers’ Acceptances, BA Equivalent Advances, or applicable periods). Upon receipt of such notice, the the Canadian Borrower may revoke any pending request for a Drawdown of, Conversion to or Rollover of Bankers’ Acceptances or BA Equivalent Advances, (to the extent of the affected Bankers’ Acceptances, BA Equivalent Advances, or applicable periods) or, failing that, will be deemed to have converted such request into a request for Drawdown of Canadian Prime Rate Loans in the amount specified therein without regard to clause (b) of the definition of Canadian Prime Rate.
Notwithstanding anything else herein, any definition of the CDOR Successor Rate (exclusive of any margin) shall provide that in no event shall such CDOR Successor Rate be less than zero for the purposes of this Agreement. In addition, the One Month CDOR Rate shall be deemed not to be included or referenced in the definition of Canadian Prime Rate.
13.3Market Disruption Respecting Bankers’ Acceptances
If:
(a)the Agent (acting reasonably) makes a determination, which determination shall be conclusive and binding upon the Canadian Borrower, and notifies the Canadian Borrower, that there no longer exists an active market for bankers’ acceptances accepted by the Lenders; or
(b)the Agent is advised by Lenders holding at least 25% of the Commitments of all Lenders hereunder by written notice (each, a “Lender BA Suspension Notice”) that such Lenders have determined (acting reasonably) that the BA Discount Rate will not or does not accurately reflect the cost of funds of such Lenders or the discount rate which would be applicable to a sale of Bankers’ Acceptances accepted by such Lenders in the market;
then:
(c)the right of the Canadian Borrower to request Bankers’ Acceptances or BA Equivalent Advances from any Lender shall be suspended until the Agent determines that the circumstances causing such suspension no longer exist, and so notifies the Canadian Borrower and the Lenders;
(d)any outstanding Drawdown Notice requesting a Loan by way of Bankers’ Acceptances or BA Equivalent Advances shall be deemed to be a Drawdown Notice requesting a Loan by way of Canadian Prime Rate Loans in the amount specified in the original Drawdown Notice;
(e)any outstanding Conversion Notice requesting a Conversion of a Loan by way of U.S. Base Rate Loans or SOFR Loans into a Loan by way of Bankers’ Acceptances or BA Equivalent Advances shall be deemed to be a Conversion Notice requesting a Conversion of such Loan into a Loan by way of Canadian Prime Rate Loans; and
(f)any outstanding Rollover Notice requesting a Rollover of a Loan by way of Bankers’ Acceptances or BA Equivalent Advances, shall be deemed to be a Conversion Notice requesting a Conversion of such Loans into a Loan by way of Canadian Prime Rate Loans.
The Agent shall promptly notify the Canadian Borrower and the Lenders of any suspension of the Canadian Borrower’s right to request the Bankers’ Acceptances or BA Equivalent Advances and of any termination of any such suspension. A Lender BA Suspension Notice shall be effective upon receipt of the same by the Agent if received prior to 2:00 p.m. (Toronto time) on a Banking Day and if not, then on the next following Banking Day, except in connection with a Drawdown Notice, Conversion Notice or Rollover Notice previously received by the Agent, in which case the applicable Lender BA Suspension Notice shall only be effective with respect to such previously received Drawdown Notice, Conversion Notice or Rollover Notice if received by the Agent prior to 2:00 p.m. (Toronto time) two (2) Banking Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date (as applicable) applicable to such previously received Drawdown Notice, Conversion Notice or Rollover Notice, as applicable.

13.4Benchmark Replacement Setting
(a)Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Document and (y) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Banking Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Document so long as the Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority of the Lenders. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis.
(b)Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Document.
(c)Notices; Standards for Decisions and Determinations. The Agent will promptly notify the Borrowers and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Agent will notify the Borrowers of (A) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 13.4(d) and (B) the commencement of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 13.4, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Document, except, in each case, as expressly required pursuant to this Section 13.4.
(d)Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent in its discretion, acting reasonably, or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(e)Benchmark Unavailability Period. Upon the Borrowers’ receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrowers may revoke any requested Drawdown of, Conversion to or Rollover of a SOFR Loan to be made during any Benchmark Unavailability Period and, failing that, the Borrowers will be deemed to have converted any such request into a request for an Advance of or conversion to U.S. Base Rate Loans. During any Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of U.S. Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of U.S. Base Rate.
(f)Definitions. For the purposes of this Section 13.4:
“Adjusted Daily Simple SOFR” means, for any day, an interest rate per annum equal to (a) the Daily Simple SOFR for such day plus (b) the Daily Simple SOFR Adjustment provided that, if Adjusted Daily Simple SOFR as so determined shall ever be less than the Floor, then the Adjusted Daily Simple SOFR shall be deemed to be the Floor.
“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (a) if such Benchmark is a term rate, any tenor for such Benchmark that is or may be used for determining the length of an Interest Period or (b) otherwise, any payment period for interest calculated with reference to such Benchmark (or any component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including, for avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 13.4(d).
“Benchmark” means, initially, the Term SOFR Reference Rate; provided that, if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to clause (a) of Section 13.4.
“Benchmark Replacement” means, with respect to any Benchmark Transition Event, the first alternative set forth in the order below that can be determined by the Agent for the applicable Benchmark Replacement Date:
(a)    Adjusted Daily Simple SOFR; or
(b)     the sum of: (i) the alternate benchmark rate that has been selected by the Agent and the Borrowers giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for United States Dollar denominated syndicated credit facilities at such time and (ii) the related Benchmark Replacement Adjustment.
If the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Documents.
“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Agent and the Borrowers giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body and/or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable

Unadjusted Benchmark Replacement for United States Dollar denominated syndicated credit facilities at such time.
“Benchmark Replacement Date” means a date and time determined by the Agent, which date shall be no later than the earlier to occur of the following events with respect to the then-current Benchmark:
(a)    in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or
(b)    in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided, that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.
For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).
“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:
(a)    a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);
(b)    a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, the Term SOFR Administrator, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), in each case, which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or
(c)    a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer, or as of a specified future date will no longer be, representative.
For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).
“Benchmark Unavailability Period” means the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Document in accordance with Section 13.4 and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Document in accordance with Section 13.4.
“Conforming Changes” means, with respect to either the use or administration of Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “U.S. Base Rate,” the definition of “Banking Day,” the definition of “U.S. Government Securities Business Day,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), the definition of “Interest Payment Date” or any similar or analogous definition, timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of Section 13.4 and other technical, administrative or operational matters) that the Agent decides, acting reasonably, may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Agent decides, acting reasonably, is necessary in connection with the administration of this Agreement and the other Documents).
“Daily Simple SOFR” means, for any day, a rate per annum equal to SOFR for the day, with the conventions for this rate (which will include a lookback) being established by the Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided, that if the Agent decides that any such convention is not administratively feasible for the Agent, then the Agent may establish another convention in its discretion, acting reasonably, and in consultation with the Borrowers.
“Daily Simple SOFR Adjustment” means, with respect to Daily Simple SOFR, [redacted] per annum.
“Federal Reserve Board” means the Board of Governors of the Federal Reserve System of the United States.
“Relevant Governmental Body” means the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor thereto.
“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.
13.5Change in Law
(1)Subject to Sections 13.5(2) and 13.5(3), if the adoption of any applicable law, regulation, treaty or official directive (whether or not having the force of law) or any change therein or in the interpretation or application thereof by any court or by any Governmental Authority or any other entity charged with the interpretation or administration thereof or compliance by a Lender or its Lender Parent or its Lending Office with any request or direction (whether or not having the force of law) of any such court, Governmental Authority or other entity in each case after the date hereof:

(a)subjects such Lender or its Lender Parent or its Lending Office to, or causes the withdrawal or termination of a previously granted exemption with respect to, any Taxes (other than Taxes imposed on or measured by such Lender’s or its Lender Parent’s overall net income or overall capital), or changes the basis of taxation of payments due to such Lender, or increases any existing Taxes (other than Taxes imposed on or measured by such Lender’s or its Lender Parent’s or its Lending Office overall net income or overall capital) on payments of principal, interest or other amounts payable by a Borrower to such Lender under this Agreement;
(b)imposes, modifies or deems applicable any reserve, liquidity, special deposit, insurance charges, regulatory or similar requirement against assets or liabilities held by, or deposits in or for the account of, or loans by such Lender or its Lender Parent or its Lending Office, or any acquisition of funds for loans or commitments to fund loans or obligations in respect of undrawn, committed lines of credit or in respect of Bankers’ Acceptances accepted by such Lender;
(c)imposes on such Lender or its Lender Parent or its Lending Office or requires there to be maintained by such Lender or its Lender Parent or its Lending Office any capital adequacy or additional capital requirements (including a requirement which affects such Lender’s or its Lender Parent’s or its Lending Office’s allocation of capital resources to its obligations) in respect of any Loan or obligation of such Lender hereunder, or any other condition with respect to this Agreement; or
(d)directly or indirectly affects the cost or imposes any expense to such Lender or its Lender Parent or its Lending Office of making available, funding or maintaining any Loan (other than Taxes imposed on or measured by such Lender’s or its Lender Parent’s overall net income or overall capital) or otherwise imposes on such Lender or its Lender Parent any other condition or requirement affecting this Agreement or any Loan or any obligation of such Lender hereunder;
and the result of (a), (b), (c) or (d) above, in the sole determination of such Lender acting in good faith, is:
(e)to increase the cost to such Lender or its Lender Parent or its Lending Office of performing its obligations hereunder with respect to any Loan (including participating in, issuing, or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit));
(f)to reduce any amount received or receivable by such Lender or its Lender Parent or its Lending Office hereunder or its effective return hereunder or on its capital in respect of any Loan or any Credit Facility;
(g)to reduce the standby fees payable to such Lender pursuant to Section 5.6; or
(h)to cause such Lender or its Lender Parent or its Lending Office to make any payment with respect to or to forego any return on or calculated by reference to, any amount received or receivable by such Lender hereunder with respect to any Loan or any Credit Facility;
such Lender shall determine that amount of money which shall compensate the Lender or its Lender Parent or its Lending Office for such increase in cost, payments to be made or reduction in income or return or interest foregone (herein referred to as “Additional Compensation”). Upon a Lender having determined that it is entitled to Additional Compensation in accordance with the provisions of this Section, such Lender shall promptly so notify the applicable Borrower or Borrowers and the Agent. The relevant Lender shall provide such Borrowers and the Agent with a photocopy of the relevant law, rule, guideline, regulation, treaty or official directive (or, if it is impracticable to provide a photocopy, a written summary of the same) and a certificate of a duly authorized officer of such Lender setting forth the Additional Compensation and the basis of calculation therefor, which shall be conclusive evidence of such Additional Compensation in the absence of manifest error. The applicable Borrower or Borrowers shall pay to such Lender within ten (10) Banking Days of the giving of such notice such Lender’s Additional Compensation. Each of the Lenders shall be entitled to be paid such Additional Compensation from time to time to the extent that the provisions of this Section are then applicable notwithstanding that any Lender has previously been paid any Additional Compensation.

(2)Notwithstanding anything herein to the contrary, (a) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or by United States, Canadian or foreign regulatory authorities, in each case pursuant to Basel III and (b) the Dodd-Frank Wall Street Reform and Consumer Protection Act (United States) and all regulations, requests, rules, guidelines, requirements and directives thereunder or issued in connection therewith or in implementation thereof ((i) and (ii), collectively, the “New Rules”) shall, in each case, be deemed to be a change in applicable law for purposes of this Section 13.5 regardless of the date enacted, adopted, issued or implemented, in each case (i) to the extent such New Rules are materially different from the Applicable Laws in effect on the date hereof and (ii) to the extent that such New Rules have general application to substantially all banks or their Affiliates which are subject to the New Rules in question.
(3)Each Lender agrees that it will not claim Additional Compensation from the applicable Borrower or Borrowers under Section 13.5(1) if it is not generally claiming similar compensation from its other customers in similar circumstances or in respect of any period greater than 90 days prior to the delivery of notice in respect thereof by such Lender, unless, in the latter case, the adoption, change or other event or circumstance giving rise to the claim for Additional Compensation is retroactive or is retroactive in effect.
13.6Prepayment of Portion
In addition to the other rights and options of the Borrowers hereunder and notwithstanding any contrary provisions hereof, if a Lender gives the notice provided for in Section 13.4 with respect to any Loan (an “Affected Loan”), the applicable Borrower may, upon two (2) Banking Days’ notice to that effect given to such Lender and the Agent (which notice shall be irrevocable), either effect a Conversion in accordance with the provisions hereof (if such Conversion would reduce the applicable Additional Compensation) or prepay in full without penalty such Lender’s Rateable Portion of the Affected Loan outstanding together with accrued and unpaid interest on the principal amount so prepaid up to the date of such prepayment, such Additional Compensation as may be applicable to the date of such payment and all costs, losses and expenses incurred by such Lender by reason of the liquidation or re-deployment of deposits or other funds or for any other reason whatsoever resulting from the repayment of such Affected Loan or any part thereof on other than the last day of the applicable Interest Period, and upon such payment being made that Lender’s obligations to make such Affected Loans to the applicable Borrower or Borrowers under this Agreement shall terminate.
13.7Illegality
(1)If a Lender determines, in good faith, that the adoption of any applicable law, regulation, treaty or official directive (whether or not having the force of law) or any change therein or in the interpretation or application thereof by any court or by any Governmental Authority or any other entity charged with the interpretation or administration thereof or compliance by a Lender or its Lender Parent or its Lending Office with any request or direction (whether or not having the force of law) of any such authority or entity, now or hereafter makes it unlawful or impossible for any Lender to, or for its Lender Parent or its Lending Office to permit such Lender to, or any Lender’s Lending Office to make, fund or maintain a Loan under any Credit Facility or to give effect to its obligations in respect of such a Loan, such Lender (including, for certainty, each Operating Lender, the Agent, each Fronting Lender, in each case in respect of a Letter of Credit) may, by written notice thereof to the applicable Borrower and to the Agent declare its obligations under this Agreement in respect of such Loan to be terminated whereupon the same shall forthwith terminate, and the applicable Borrower shall, within the time required by such law (or at the end of such longer period as such Lender at its discretion has agreed), either effect a Conversion of such Loan in accordance with the provisions hereof (if such Conversion would resolve the unlawfulness or impossibility) or prepay the principal of such Loan together with accrued interest, such Additional Compensation as may be applicable with respect to such Loan to the date of such payment and all costs, losses and expenses incurred by the Lenders by reason of the liquidation or re-deployment of deposits or other funds or for any other reason whatsoever resulting from the repayment of such Loan or any part thereof on other than the last day of the applicable Interest Period. If any such change shall only affect a portion of such Lender’s obligations under this Agreement which is, in the opinion of such Lender and the Agent, severable from the remainder of this Agreement so that the remainder of this Agreement may be continued in full force and effect without otherwise affecting any of the obligations of the Agent, the other Lenders or the Borrowers hereunder, such Lender shall only declare its obligations under that portion so terminated.

(2)If a Lender determines, in good faith, that any applicable law, regulation, treaty or official directive (whether or not having the force of law) or any change therein or in the interpretation or application thereof by any court or by any Governmental Authority or any other entity charged with the interpretation or administration thereof or compliance by a Lender with any request or direction (whether or not having the force of law) of any such authority or entity, now or hereafter makes it unlawful or impossible for any Lender to hold or benefit from a lien or security interest over real property pursuant to any law of the United States of America or any State thereof, such Lender may notify the Agent and disclaim any benefit of such lien or security interest to the extent of such illegality; provided that, such determination or disclaimer shall not invalidate or render unenforceable such lien or security interest for the benefit of any other Lender.
(3)If, at any time, it is or becomes illegal (in the reasonable opinion of any Lender) under the laws of any jurisdiction for a Lender to make, fund or to maintain Loans or a portion of any Loan or to perform its obligations under this Agreement as a result of any illegality due to Sanctions applicable to such Lender or a Lender is advised in writing by a Sanctions Authority that penalties will be imposed by the Sanctions Authority as a result of such Lender’s participation in the Documents or any other business or financial relationship with any Loan Party, then (i) the Commitment of such Lender will be immediately cancelled and such Lender shall not thereafter be obliged to participate in the making of any Loans, and (ii) the outstanding Loans of such Lender shall become immediately due and payable.
Article 14
COSTS, EXPENSES AND INDEMNIFICATION
14.1Costs and Expenses
Each Borrower shall promptly upon notice from the Agent pay all reasonable out-of-pocket costs and expenses of the Lenders, the Operating Lenders, the Agent and the Arranger, including travel expenses of The Bank of Nova Scotia, in connection with the Documents and the establishment and initial syndication of the Credit Facilities, including in connection with preparation, negotiation, printing, execution, delivery and administration of this Agreement and the other Documents whether or not any Drawdown has been made hereunder, and also including: (a) the reasonable fees and out-of-pocket costs and expenses of Lenders’ Counsel (on a solicitor-client full indemnity basis) with respect thereto and with respect to advising the Agent and the Lenders as to their rights and responsibilities under this Agreement and the other Documents and (b) any third party service providers in respect of the Platform. Except for ordinary expenses of the Lenders, the Operating Lenders and the Agent relating to the day to day administration of this Agreement, each Borrower further agrees to pay within 30 days of demand by the Agent all reasonable out-of-pocket costs and expenses in connection with the preparation or review of waivers, consents and amendments pertaining to this Agreement, and in connection with the establishment of the validity and enforceability of this Agreement and the preservation or enforcement of rights of the Lenders, the Operating Lenders and the Agent under this Agreement and other Documents, including all reasonable out-of-pocket costs and expenses sustained by the Lenders, the Operating Lenders and the Agent as a result of any failure by such Borrower to perform or observe any of its obligations hereunder or in connection with any action, suit or proceeding relating thereto (whether or not an Indemnified Party is a party or subject thereto), together with interest thereon from and after such 30th day if such payment is not made by such time.
14.2General Indemnity
In addition to any liability of the Borrowers to any Lender or the Agent under any other provision hereof, each Borrower shall indemnify each Indemnified Party and hold each Indemnified Party harmless against any losses, claims, costs, damages or liabilities (including any expense or cost incurred in the liquidation and re-deployment of funds acquired to fund or maintain any portion of a Loan and reasonable out-of-pocket expenses and reasonable legal fees on a solicitor and his own client basis) incurred by the same as a result of or in connection with the Credit Facilities or the Documents, including as a result of or in connection with:
(a)any cost or expense incurred by reason of the liquidation or re-deployment in whole or in part of deposits or other funds required by any Lender to fund any Bankers’ Acceptance or to fund or maintain any Loan as a result of a Borrower’s failure to complete a Drawdown or to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder;

(b)subject to permitted or deemed Rollovers and Conversions, the the Canadian Borrower’s failure to provide for the payment to the Agent for the account of the Lenders of the full principal amount of each Bankers’ Acceptance on its maturity date;
(c)a Borrower’s failure to pay any other amount, including any interest or fee, due hereunder on its due date after the expiration of any applicable grace or notice periods (subject, however, to the interest obligations of such Borrower hereunder for overdue amounts);
(d)a Borrower’s repayment or prepayment of a SOFR Loan otherwise than on the last day of its Interest Period;
(e)the prepayment of any outstanding Bankers’ Acceptance before the maturity date of such Bankers’ Acceptance;
(f)a Borrower’s failure to give any notice required to be given by it to the Agent or the Lenders hereunder;
(g)the failure of a Borrower to make any other payment due hereunder;
(h)any inaccuracy or incompleteness of a Borrower’s representations and warranties contained in Article 9;
(i)any failure of a Borrower to observe or fulfil its obligations under Article 10;
(j)any failure of a Borrower to observe or fulfil any other Obligation not specifically referred to above; or
(k)the occurrence of any Default or Event of Default in respect of a Borrower, provided that, this Section shall not apply to any losses, claims, costs, damages or liabilities that arise by reason of the fraud, gross negligence or wilful misconduct of the Indemnified Party claiming indemnity hereunder, as determined in a final, non-appealable judgment by a court of competent jurisdiction. Further, for greater certainty, the provisions of this Section 14.2 shall not govern or apply to the Lender Financial Instruments or the performance thereof by a Borrower and their Subsidiaries (as applicable), which shall be governed by the respective terms and conditions thereof. The provisions of this Section shall survive the repayment of the Obligations and the termination of the Total Commitments.
14.3Environmental Indemnity
Each Borrower shall indemnify and hold harmless the Indemnified Parties forthwith on demand by the Agent from and against any and all claims, suits, actions, debts, damages, costs, losses, liabilities, penalties, obligations, judgments, charges, expenses and disbursements (including all reasonable legal fees and disbursements on a solicitor and his own client basis) of any nature whatsoever, suffered or incurred by the Indemnified Parties or any of them in connection with any Credit Facility, whether as beneficiaries under the Documents, as successors in interest of a Borrower or any of its Subsidiaries, or voluntary transfer in lieu of foreclosure, or otherwise howsoever, with respect to any Environmental Claims relating to the property of a Borrower or any of its Subsidiaries arising under any Environmental Laws as a result of the past, present or future operations of a Borrower or any of its Subsidiaries (or any predecessor in interest to a Borrower or any of its Subsidiaries) relating to the property of a Borrower or its Subsidiaries, or the past, present or future condition of any part of the property of a Borrower or its Subsidiaries owned, operated or leased by a Borrower or its Subsidiaries (or any such predecessor in interest), including any liabilities arising as a result of any indemnity covering Environmental Claims given to any Person by the Lenders or the Agent or a receiver, receiver manager or similar Person appointed hereunder or under applicable law (collectively, the “Indemnified Third Party”); but excluding any Environmental Claims or liabilities relating thereto to the extent that such Environmental Claims or liabilities arise by reason of the gross negligence or wilful misconduct of the Indemnified Party or the Indemnified Third Party claiming indemnity hereunder, as determined in a final, non-appealable judgment by a court of competent jurisdiction. The provisions of this Section shall survive the repayment of the Obligations and the termination of the Total Commitments.

14.4Judgment Currency
(1)If for the purpose of obtaining or enforcing judgment against a Borrower in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section referred to as the “Judgment Currency”) an amount due in Canadian Dollars or United States Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Banking Day immediately preceding:
(a)the date of actual payment of the amount due, in the case of any proceeding in the courts of any jurisdiction that will give effect to such conversion being made on such date; or
(b)the date on which the judgment or judicial order is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section being hereinafter in this Section referred to as the “Judgment Conversion Date”).
(2)If, in the case of any proceeding in the court of any jurisdiction referred to in Section 14.4(1)(b), there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, applicable Borrower shall pay such additional amount (if any) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of Canadian Dollars or United States Dollars, as the case may be, which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.
(3)Any amount due from a Borrower under the provisions of Section 14.4(2) shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.
14.5Limits on Liability of Indemnified Parties
No Indemnified Party shall have any liability to a Borrower, any Subsidiary or any Person asserting claims on behalf of, or in right of, a Borrower or any Subsidiary thereof in connection with or as a result of any Credit Facility, this Agreement or any other Documents or any transaction contemplated hereby or thereby, except to the extent (and only to the extent) that any losses, claims, damages, liabilities or expenses incurred by such Borrower, such Subsidiary or other Person are determined by a final non-appealable judgment of a court of competent jurisdiction to have (a) resulted solely by reason of the gross negligence or wilful misconduct of such Indemnified Party or (b) in respect only of a Lender, resulted from the intentional failure of such Lender to advance funds under its Commitments when all conditions precedent to a Drawdown have been satisfied. In any event, and notwithstanding the foregoing or any other provision hereof or of the other Documents to the contrary, no Indemnified Party shall be liable for any special, indirect, consequential or punitive damages in connection with or as a result of any Credit Facility, this Agreement or any other Document or any transaction contemplated hereby or thereby. For certainty, the provisions of this Section 14.5 shall not govern or apply to the liabilities of the Lenders, Hedging Affiliates or any Cash Manager, as the case may be, under the Lender Financial Instruments or the Cash Management Documents, as the case may be, which shall be governed by the respective terms and conditions thereof.
Article 15
THE AGENT AND ADMINISTRATION
OF THE CREDIT FACILITY
15.1Authorization and Action
(1)Each Lender hereby irrevocably appoints and authorizes the Agent to be its agent in its name and on its behalf to exercise such rights or powers granted to the Agent or the Lenders under this Agreement to the extent specifically provided herein and on the terms hereof, together with such powers as are reasonably incidental thereto and the Agent hereby accepts such appointment and authorization. As to any matters not expressly provided for by this Agreement, the Agent shall not be required to exercise any discretion or take any action, but, subject to Section 16.10, shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Majority of the Lenders and such instructions shall be binding upon all Lenders; provided, however, that the Agent shall not be required to take any action which exposes the Agent to liability in such capacity or which could result in the Agent’s incurring any costs and expenses, without provision being made for indemnity of the Agent by the Lenders against any loss, liability, cost or expense incurred, or to be incurred or which is contrary to this Agreement or applicable law.
(2)The Lenders agree that all decisions as to actions to be or not to be taken, as to consents or waivers to be given or not to be given, as to determinations to be made and otherwise in connection with this Agreement and the Documents, shall be made upon the decision of the Majority of the Lenders except in respect of a decision or determination where it is specifically provided in this Agreement that “all of the Lenders”, “all Lenders” or “each of the Lenders” or words to similar effect, or the Agent alone, is to be responsible for same. Each of the Lenders shall be bound by and agrees to abide by and adopt all decisions made as aforesaid and covenants in all communications with the Borrowers to act in concert and to join in the action, consent, waiver, determination or other matter decided as aforesaid.
(3)For certainty, the Agent is authorized to execute and deliver the Security and the Second Lien Intercreditor Agreement (if any) and perform its obligations under or in respect thereof.
15.2Procedure for Making Loans under the Credit Facilities
(1)The Agent shall make Loans under a Syndicated Facility available to the applicable Borrower as required hereunder by debiting the account of the Agent to which the Lenders’ Rateable Portions of such Loans have been credited in accordance with Section 2.12 (or causing such account to be debited) and, in the absence of other arrangements agreed to by the Agent and a Borrower in writing, by crediting the account of the applicable Borrower or, at the expense of the applicable Borrower, transferring (or causing to be transferred) like funds in accordance with the instructions of the applicable Borrower as set forth in the Drawdown Notice, Rollover Notice or Conversion Notice, as the case may be, in respect of each Loan; provided that the obligation of the Agent hereunder to effect such a transfer shall be limited to taking such steps as are commercially reasonable to implement such instructions, which steps once taken shall constitute conclusive and binding evidence that such funds were advanced hereunder in accordance with the provisions relating thereto and the Agent shall not be liable for any damages, claims or costs which may be suffered by the applicable Borrower and occasioned by the failure of such Loan to reach the designated destination.
(2)Unless the Agent has been notified by a Lender at least one (1) Banking Day prior to the Drawdown Date, Rollover Date or Conversion Date, as the case may be, requested by a Borrower that such Lender will not make available to the Agent its Rateable Portion of such Loan, the Agent may assume that such Lender has made or will make such portion of the Loan available to the Agent on the Drawdown Date, Rollover Date or Conversion Date, as the case may be, in accordance with the provisions hereof and the Agent may, but shall be in no way obligated to, in reliance upon such assumption, make available to such Borrower on such date a corresponding amount. If and to the extent such Lender shall not have so made its Rateable Portion of a Loan available to the Agent, such Lender agrees to pay to the Agent forthwith on demand such Lender’s Rateable Portion of the Loan and all reasonable costs and expenses incurred by the Agent in connection therewith together with interest thereon (at the rate payable hereunder by the applicable Borrower in respect of such Loan or, in the case of funds made available in anticipation of a Lender remitting proceeds of a Bankers’ Acceptance, at the rate of interest per annum applicable to Canadian Prime Rate Loans) for each day from the date such amount is made available to the applicable Borrower until the date such amount is paid to the Agent; provided, however, that notwithstanding such obligation if such Lender fails to so pay, the applicable Borrower covenants and agrees that, without prejudice to any rights such Borrower may have against such Lender, it shall repay such amount to the Agent forthwith after demand therefor by the Agent. The amount payable to the Agent pursuant hereto shall be set forth in a certificate delivered by the Agent to such Lender and such Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall be prima facie evidence thereof, in the absence of manifest error. If such Lender makes the payment to the Agent required herein, the amount so paid shall constitute such Lender’s Rateable Portion of the Loan for purposes of this Agreement. The failure of any Lender to make its Rateable Portion of any Loan shall not relieve any other Lender of its obligation, if any, hereunder to make its Rateable Portion of such Loan on the Drawdown Date, Rollover Date or Conversion Date, as the case may be; for certainty, without derogating from the operation of Section 15.14 or Section 16.2, no Lender shall be responsible for the obligations of any other Lender hereunder to make the Rateable Portion of any Loan to be made by such other Lender on the date of any Drawdown, Rollover or Conversion, as the case may be.
15.3Remittance of Payments
Except for amounts payable to the Agent for its own account, forthwith after receipt of any repayment pursuant hereto or payment of interest or fees pursuant to Article 5 or payment pursuant to Article 8, the Agent shall remit to each Lender its Rateable Portion of such payment; provided that, if the Agent, on the assumption that it will receive on any particular date a payment of principal, interest or fees hereunder, remits to a Lender its Rateable Portion of such payment and the applicable Borrower fails to make such payment, each of the Lenders on receipt of such remittance from the Agent agrees to repay to the Agent forthwith on demand an amount equal to the remittance together with all reasonable costs and expenses incurred by the Agent in connection therewith and interest thereon at the rate and calculated in the manner applicable to the Loan in respect of which such payment is made, or, in the case of a remittance in respect of Bankers’ Acceptances, at the rate of interest applicable to Canadian Prime Rate Loans for each day from the date such amount is remitted to the Lenders without prejudice to any right such Lender may have against the applicable Borrower. The exact amount of the repayment required to be made by the Lenders pursuant hereto shall be as set forth in a certificate delivered by the Agent to each Lender, which certificate shall be conclusive and binding for all purposes in the absence of manifest error.
15.4Redistribution of Payment
Each Lender agrees that:
(a)if it exercises any security against or right of counter claim, set-off or banker’s lien or similar right with respect to the property of a Borrower or any Subsidiary thereof or if under any applicable bankruptcy, insolvency or other similar law it receives a secured claim and collateral for which it is, or is entitled to exercise any set-off against, a debt owed by it to a Borrower or any Subsidiary thereof, it shall apportion the amount thereof proportionately between:
(i)such Lender’s Rateable Portion of all outstanding Obligations owing by such Borrower (including the face amounts at maturity of Bankers’ Acceptances accepted by the Lenders), which amounts shall be applied in accordance with Section 15.4(b); and
(ii)amounts otherwise owed to such Lender by such Borrower and its Subsidiaries, provided that (i) any cash collateral account held by such Lender as collateral for a letter of credit or bankers’ acceptance (other than a Bankers’ Acceptance) issued or accepted by such Lender on behalf of a Borrower or a Subsidiary thereof which is secured by a Permitted Encumbrance may be applied by such Lender to such amounts owed by such Borrower or a Subsidiary thereof, as the case may be, to such Lender pursuant to such letter of credit or in respect of any such bankers’ acceptance without apportionment and (ii) these provisions do not apply to:
(A)a right or claim which arises or exists in respect of a loan or other debt in respect of which the relevant Lender holds a Security Interest which is a Permitted Encumbrance;
(B)cash collateral or Collateral Investments provided, or the exercise of rights of counterclaim, set-off or banker’s lien or similar rights, in respect of Cash Management Arrangements for such Borrower and its Subsidiaries;
(C)any reduction in amounts owing by a Lender (or its Hedging Affiliates) to such Borrower or a Subsidiary thereof upon the termination of Lender Financial Instruments entered into with the relevant Lender (or its Hedging Affiliates); or

(D)any payment to which a Lender is entitled as a result of any credit default swap, credit derivative or other form of credit protection obtained by such Lender;
(b)if, in the aforementioned circumstances, a Lender, through the exercise of a right, or the receipt of a secured claim described in Section 15.4(a) above or otherwise, receives payment of a proportion of the aggregate amount of Obligations due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate Obligations due to the Lenders (having regard to the respective Rateable Portions of the Lenders), such Lender receiving such proportionately greater payment shall purchase, on a non-recourse basis at par, and make payment for a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in the outstanding Loans of the other Lender or Lenders so that their respective receipts shall be pro rata to their respective Rateable Portions; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered by or on behalf of a Borrower or any trustee, liquidator, receiver or receiver manager or Person with analogous powers from the purchasing Lender, such purchase shall be rescinded and the purchase price paid for such participation shall be returned to the extent of such recovery, but without interest unless the purchasing Lender is required to pay interest on such amount, in which case each selling Lender shall reimburse the purchasing Lender pro rata in relation to the amounts received by it. Such Lender shall exercise its rights in respect of such secured claim in a manner consistent with the rights of the Lenders entitled under this Section to share in the benefits of any recovery on such secured claims; and
(c)if a Lender does, or is required to do, any act or thing permitted by Section 15.4(a) or 15.4(b) above, it shall promptly provide full particulars thereof to the Agent.
15.5Duties and Obligations
Neither the Agent nor any of its directors, officers, agents or employees (and, for purposes hereof, the Agent shall be deemed to be contracting as agent and trustee for and on behalf of such Persons) shall be liable to the Lenders for any action taken or omitted to be taken by it or them under or in connection with this Agreement except for its or their own gross negligence or wilful misconduct. Without limiting the generality of the foregoing, the Agent:
(a)may assume that there has been no assignment or transfer by any means by the Lenders of their rights hereunder, unless and until the Agent receives written notice of the assignment thereof from such Lender and the Agent receives from the assignee an executed Assignment Agreement providing, inter alia, that such assignee is bound hereby as it would have been if it had been an original Lender party hereto;
(b)may consult with legal counsel (including receiving the opinions of Borrowers’ counsel and Lenders’ Counsel required hereunder), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts;
(c)shall incur no liability under or in respect of this Agreement by acting upon any notice, consent, certificate or other instrument or writing (which may be by telegram, cable, telecopy, electronic mail or other electronic means of communication which may generate a written record thereof) believed by it to be genuine and signed or sent by the proper party or parties or by acting upon any representation or warranty of a Borrower made or deemed to be made hereunder;
(d)may assume that no Default or Event of Default has occurred and is continuing unless it has actual knowledge to the contrary;
(e)may rely as to any matters of fact which might reasonably be expected to be within the knowledge of any Person upon a certificate signed by or on behalf of such Person;
(f)shall not be bound to disclose to any other Person any information relating to the Borrowers, any of their Subsidiaries or any other Person if such disclosure would or might in its opinion constitute a breach of any applicable law, be in default of the provisions hereof or be otherwise actionable at the suit of any other Person; and
(g)may refrain from exercising any right, power or discretion vested in it which would or might in its reasonable opinion be contrary to any applicable law or any directive or otherwise render it liable to any Person, and may do anything which is in its reasonable opinion necessary to comply with such applicable law.
Further, the Agent (i) does not make any warranty or representation to any Lender nor shall it be responsible to any Lender for the accuracy or completeness of the representations and warranties of the Borrowers herein or the data made available to any of the Lenders in connection with the negotiation of this Agreement, or for any statements, warranties or representations (whether written or oral) made in or in connection with this Agreement; (ii) shall not have any duty to ascertain or to enquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement on the part of the Borrowers or to inspect the property (including the books and records) of the Borrowers or any of their Subsidiaries; and (iii) shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any instrument or document furnished pursuant hereto.
15.6Prompt Notice to the Lenders
Notwithstanding any other provision herein, the Agent agrees to provide to the Lenders, with copies where appropriate, all information, notices and reports required to be given to the Agent by the Borrowers, promptly upon receipt of same, excepting therefrom information and notices relating solely to the role of Agent hereunder.
15.7Agent’s and Lenders’ Authorities
With respect to its Commitments and the Drawdowns, Rollovers, Conversions and Loans made by it as a Lender, the Agent shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though it were not the Agent. Subject to the express provisions hereof relating to the rights and obligations of the Agent and the Lenders in such capacities, the Agent and each Lender may accept deposits from, lend money to, and generally engage in any kind of business with the Borrowers and their Subsidiaries or any corporation or other entity owned or controlled by any of them and any Person which may do business with any of them without any duties to account therefor to the Agent or the other Lenders and, in the case of the Agent, all as if it was not the Agent hereunder.
15.8Lender Credit Decision
It is understood and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrowers and their Subsidiaries. Each Lender represents to the Agent that it is engaged in the business of making and evaluating the risks associated with commercial revolving loans or term loans, or both, to corporations similar to the Canadian Borrower, that it can bear the economic risks related to the transaction contemplated hereby, that it has had access to all information deemed necessary by it in making such decision (provided that this representation shall not impair its rights against the Borrowers) and that it is entering into this Agreement in the ordinary course of its commercial lending business. Accordingly, each Lender confirms with the Agent that it has not relied, and will not hereafter rely, on the Agent (a) to check or enquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrowers or any other Person under or in connection with this Agreement or the transactions herein contemplated (whether or not such information has been or is hereafter distributed to such Lender by the Agent), or (b) to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrowers or any of their Subsidiaries. Each Lender acknowledges that a copy of this Agreement has been made available to it for review and each Lender acknowledges that it is satisfied with the form and substance of this Agreement. Each Lender hereby covenants and agrees that, subject to Section 15.4, it will not make any arrangements with the Borrowers for the satisfaction of any Loans or other Obligations without the consent of all the other Lenders.

15.9Indemnification of Agent
The Lenders hereby agree to indemnify the Agent (to the extent not reimbursed by the Borrowers), on a pro rata basis in accordance with their respective Commitments as a proportion of the aggregate of all outstanding Commitments, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of this Agreement or any action taken or omitted by the Agent under or in respect of this Agreement in its capacity as Agent; provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs expenses or disbursements resulting from the Agent’s fraud, gross negligence or wilful misconduct. If any of the Borrowers subsequently repays all or a portion of such amounts to the Agent, then the Agent shall reimburse the Lenders their pro rata shares (according to the amounts paid by them in respect thereof) of the amounts received from the Borrowers. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its portion (determined as above) of any out-of-pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, this Agreement, to the extent that the Agent is not reimbursed for such expenses by the Borrowers.
15.10Successor Agent
The Agent may, as hereinafter provided, resign at any time by giving 45 days’ prior written notice thereof to the Lenders and the Borrowers. Upon any such resignation, the Lenders shall, after soliciting the view of the Borrowers, have the right to appoint another Lender as a successor agent (the “Successor Agent”) who shall be acceptable to the Canadian Borrower, acting reasonably. If no Successor Agent shall have been so appointed by the Lenders and shall have accepted such appointment within 30 days after the retiring Agent’s giving of notice of resignation, then the retiring Agent shall, on behalf of the Lenders, appoint a Successor Agent who shall be a Lender acceptable to the Canadian Borrower, acting reasonably. Upon the acceptance of any appointment as Agent hereunder by a Successor Agent, such Successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall thereupon be discharged from its further duties and obligations as Agent under this Agreement. After any retiring Agent’s resignation hereunder as Agent, the provisions of this Article shall continue to enure to its benefit as to any actions taken or omitted to be taken by it as Agent or in its capacity as Agent while it was Agent hereunder.
15.11Taking and Enforcement of Remedies
Each of the Lenders hereby acknowledges that, to the extent permitted by applicable law, the remedies provided hereunder to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder are to be exercised not severally, but collectively by the Agent upon the decision of the Majority of the Lenders regardless of whether acceleration was made pursuant to Section 12.2. Notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it shall not be entitled to individually take any action with respect to any Credit Facility, including any acceleration under Section 12.2, but that any such action shall be taken only by the Agent with the prior written agreement or instructions of the Majority of the Lenders; provided that, notwithstanding the foregoing, if (i) the Agent, having been adequately indemnified against costs and expenses of so doing by the Lenders, shall fail to carry out any such instructions of a Majority of the Lenders, any Lender may do so on behalf of all Lenders and shall, in so doing, be entitled to the benefit of all protections given the Agent hereunder or elsewhere, and (ii) in the absence of instructions from the Majority of the Lenders and where in the sole opinion of the Agent the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders or any of them take such action on behalf of the Lenders as it deems appropriate or desirable in the interests of the Lenders. Each of the Lenders hereby further covenants and agrees that upon any such written consent being given by the Majority of the Lenders, or upon a Lender or the Agent taking action as aforesaid, it shall cooperate fully with the Lender or the Agent to the extent requested by the Lender or the Agent in the collective realization including and, if applicable, the appointment of a receiver, or receiver and manager to act for their collective benefit. Each Lender covenants and agrees to do all acts and things and to make, execute and deliver all agreements and other instruments, including any instruments necessary to effect any registrations, so as to fully carry out the intent and purpose of this Section; and each of the Lenders hereby covenants and agrees that, subject to Section 5.7, Section 10.2(b), Section 15.4 and Section 15.14, it has not heretofore and shall not seek, take, accept or receive any security for any of the obligations and liabilities of the Borrowers hereunder or under any other document, instrument, writing or agreement ancillary hereto and shall not enter into any agreement with any of the parties hereto or thereto relating in any manner whatsoever to the Credit Facilities, unless all of the Lenders shall at the same time obtain the benefit of any such security or agreement.
With respect to any enforcement, realization or the taking of any rights or remedies to enforce the rights of the Lenders hereunder, the Agent shall be a trustee for each Lender, and all monies received from time to time by the Agent in respect of the foregoing shall be held in trust and shall be trust assets within the meaning of applicable bankruptcy or insolvency legislation and shall be considered for the purposes of such legislation to be held separate and apart from the other assets of the Agent, and each Lender shall be entitled to their Rateable Portion of such monies. In its capacity as trustee, the Agent shall be obliged to exercise only the degree of care it would exercise in the conduct and management of its own business and in accordance with its usual practice concurrently employed or hereafter instituted for other substantial commercial loans.
15.12Reliance Upon Agent
Each of the Borrowers shall be entitled to rely upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent pursuant to this Agreement, and each of the Borrowers shall generally be entitled to deal with the Agent with respect to matters under this Agreement which the Agent is authorized to deal with without any obligation whatsoever to satisfy itself as to the authority of the Agent to act on behalf of the Lenders and without any liability whatsoever to the Lenders for relying upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent, notwithstanding any lack of authority of the Agent to provide the same.
15.13No Liability of Agent
The Agent shall have no responsibility or liability to the Borrowers on account of the failure of any Lender to perform its obligations hereunder (unless such failure was caused, in whole or in part, by the Agent’s failure to observe or perform its obligations hereunder), or to any Lender on account of the failure of a Borrower or any Lender to perform its obligations hereunder.
15.14The Agent, Fronting Lenders and Defaulting Lenders
(1)Except to the extent prohibited by applicable law, each Defaulting Lender shall be required to provide to the Agent cash in an amount, as shall be determined from time to time by the Agent or a Fronting Lender, as the case may be, in its discretion, equal to all obligations of such Defaulting Lender to the Agent or such Fronting Lender, as the case may be, that are owing or may become owing pursuant to this Agreement, including such Defaulting Lender’s obligation to pay its Rateable Portion of any indemnification, reimbursement or expense reimbursement amounts not paid by a Borrower. Such cash shall be held by the Agent in one or more cash collateral accounts, which accounts shall be in the name of the Agent and shall not be required to be interest bearing. The Agent shall and shall be entitled to apply the foregoing cash in accordance with Section 15.14(3), in the case of amounts owing to the Agent, or to pay the amounts owing to a Fronting Lender from the Defaulting Lender, in the case of amounts owing to such Fronting Lender pursuant hereto (including pursuant to Section 7.10).
(2)In addition to the indemnity and reimbursement obligations noted in Section 15.9, the Lenders agree to indemnify the Agent (to the extent not reimbursed by the Borrowers and without limiting the obligations of the Borrowers hereunder) rateably according to their respective Rateable Portions (and in calculating the Rateable Portion of a Lender, ignoring the Commitments of Defaulting Lenders) any amount that a Defaulting Lender fails to pay the Agent and which is due and owing to the Agent pursuant to Section 15.9. Each Defaulting Lender agrees to indemnify each other Lender for any amounts paid by such Lender and which would otherwise be payable by the Defaulting Lender.
(3)The Agent shall be entitled to set-off and/or withhold from any Defaulting Lender’s Rateable Portion of all payments received from a Borrower against such Defaulting Lender’s obligations to make payments and fund Loans required to be made by it and to purchase participations required to be purchased by it in each case under this Agreement and the other Documents. To the extent permitted by law, the Agent shall be entitled to withhold and deposit in one or more non-interest bearing cash collateral accounts in the name of the Agent all amounts (whether principal, interest, fees or otherwise) received by the Agent and due to a Defaulting

Lender pursuant to this Agreement, for so long as such Lender is a Defaulting Lender, which amounts shall be used by the Agent:
(a)first, to reimburse the Agent for any amounts owing to it, in its capacity as Agent, by such Defaulting Lender pursuant to any Document;
(b)second, to the payment, on a pro rata basis, of any amounts owing by such Defaulting Lender to the Fronting Lenders hereunder;
(c)third, to the reimbursement, on a pro rata basis, of any indemnity amounts owing by such Defaulting Lender pursuant to Section 15.14(2);
(d)fourth, to repay on a pro rata basis the incremental portion of any Loans made by a Lender pursuant to Section 16.2(4) in order to fund a shortfall created by a Defaulting Lender and, upon receipt of such repayment, each such Lender shall be deemed to have assigned to the Defaulting Lender such incremental portion of such Loans;
(e)fifth, to cash collateralize all other obligations of such Defaulting Lender to the Agent or the Fronting Lenders owing pursuant to this Agreement in such amount as shall be determined from time to time by the Agent or the relevant Fronting Lender, each in its discretion, including such Defaulting Lender’s obligation to pay its Rateable Portion of any indemnification, reimbursement or expense reimbursement amounts not paid by a Borrower; and
(f)sixth, to fund from time to time the Defaulting Lender’s Rateable Portion of Loans, provided that, any such funds in excess of such Defaulting Lender’s defaulted obligations shall be paid to the Defaulting Lender.
(4)For greater certainty and in addition to the foregoing, neither the Agent nor any of its Affiliates nor any of their respective shareholders, officers, directors, employees, agents or representatives shall be liable to any Lender (including a Defaulting Lender ) for any action taken or omitted to be taken by it in connection with amounts payable by a Borrower to a Defaulting Lender and received and deposited by the Agent in a cash collateral account and applied in accordance with the provisions of this Agreement, save and except for the gross negligence or wilful misconduct of the Agent as determined by a final non-appealable judgment of a court of competent jurisdiction.
(5)If any Letters of Credit are outstanding at the time a Lender becomes a Defaulting Lender (such Defaulting Lender’s Rateable Portion of the Outstanding Principal of such Letters of Credit is the “Defaulting Lender Exposure”), then:
(a)to the extent the Defaulting Lender has not provided cash collateral for its Defaulting Lender Exposure pursuant to Sections 15.14(1) and 15.14(3)(e) above, such Defaulting Lender Exposure shall be reallocated among the non-Defaulting Lenders for the purposes of Section 7.10 in accordance with their respective Rateable Portions (disregarding any Defaulting Lender’s Commitment) but, for each non-Defaulting Lender, only to the extent that the sum of (i) any non-Defaulting Lender’s Rateable Portion of all outstanding Loans, plus (ii) such non-Defaulting Lender’s rateable share (after giving effect to the reallocation contemplated herein) of the Defaulting Lender Exposure, does not exceed such non-Defaulting Lender’s Commitment;
(b)if the reallocation described in Section 15.14(5)(a) above cannot, or can only partially, be effected, the applicable Borrower shall within one (1) Banking Day following notice by any Fronting Lender prepay outstanding Letters of Credit (by the provision of cash collateral in accordance with Section 2.18(2)) to the extent necessary to allow a full reallocation of the Defaulting Lender Exposure as aforesaid; and

(c)if the Rateable Portions of the non-Defaulting Lenders are reallocated pursuant to this Section 15.14(5), then the issuance fees payable to the Lenders pursuant to Section 7.11(1)shall be adjusted to give effect to such reallocations in accordance with each such non-Defaulting Lender’s Rateable Portions.
(6)So long as any Lender is a Defaulting Lender, no Fronting Lender shall be required to issue any Letters of Credit unless such Fronting Lender is satisfied that the related exposure will be 100% covered by the Commitments of non-Defaulting Lenders and/or cash collateralized in accordance with this Section 15.14, and participating interests in any such newly issued Letter of Credit shall be allocated among non-Defaulting Lenders in a manner consistent with Section 15.14(5)(a) or 16.2(4), as applicable.
15.15Erroneous Payments by the Agent
(1)If the Agent notifies a Lender or any Person who has received funds on behalf of a Lender under or pursuant to any of the Documents (any such Lender or other recipient, a “Payment Recipient”) that the Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding paragraph (b)) that any funds received by such Payment Recipient from the Agent or any of its Affiliates were erroneously or mistakenly transmitted or paid to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of the Agent, and such Lender shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two (2) Banking Days thereafter, return to the Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Agent in same day funds at the greater of (x) in respect of an Erroneous Payment in United States Dollars, the Federal Funds Rate and, in respect of an Erroneous Payment in Canadian Dollars at a fluctuating rate per annum equal to the overnight rate at which Canadian Dollars may be borrowed by the Agent in the interbank market in an amount comparable to such Erroneous Payment (as determined by the Agent) and (y) a rate determined by the Agent in accordance with banking industry rules or prevailing market practice for interbank compensation from time to time in effect. A notice of the Agent to any Payment Recipient under this Section 15.15(1) shall be conclusive, absent manifest error.
(2)Without limiting the immediately preceding Section 15.15(1), each Lender or any Person who has received funds on behalf of a Lender under or pursuant to any of the Documents, hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates), or (z) that such Lender or other such recipient, otherwise becomes aware was transmitted, paid, or received, in error or by mistake (in whole or in part), in each case:
(a)(i) in the case of immediately preceding clause (x) or (y), an error shall be presumed to have been made (absent express written confirmation from the Agent to the contrary) or (ii) an error has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and
(b)such Lender shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one (1) Banking Day of its knowledge of such error) notify the Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Agent pursuant to this Section 15.15(2).

(3)Each Lender hereby authorizes the Agent to set- off, net and apply any and all amounts at any time owing to such Lender under any Document, or otherwise payable or distributable by the Agent to such Lender from any source, against any amount due to the Agent under Section 15.15(1) or under the indemnification provisions of this Agreement.
(4)In the event that an Erroneous Payment (or portion thereof) is not recovered by the Agent for any reason, after demand therefor by the Agent in accordance with Section 15.15(1), from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Agent’s notice to such Lender at any time, (i) such Lender shall be deemed to have assigned its Loans (but not its Commitments) under the applicable Credit Facilities with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Facilities”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Agent may specify) (such assignment of the Loans (but not its Commitments) of the Erroneous Payment Impacted Facilities, the “Erroneous Payment Deficiency Assignment”) at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Agent in such instance), and is hereby (together with the Borrowers) deemed to execute and deliver an Assignment Agreement with respect to such Erroneous Payment Deficiency Assignment, (ii) the Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment, (iii) upon such deemed acquisition, the Agent as the assignee Lender shall become a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its Commitments which shall survive as to such assigning Lender and (iv) the Agent may reflect in its records its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment. Subject to Section 16.6, the Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and, upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender and such Commitments shall remain available in accordance with the terms of this Agreement. In addition, each party hereto agrees that, except to the extent that the Agent has sold a Loan (or portion thereof) acquired pursuant to an Erroneous Payment Deficiency Assignment, and irrespective of whether the Agent may be equitably subrogated, the Agent shall be contractually subrogated to all the rights and interests of the applicable Lender under the Documents with respect to each Erroneous Payment Return Deficiency (the “Erroneous Payment Subrogation Rights”).
(5)The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any indebtedness, liabilities and obligations owed by the Borrowers or any other Loan Party, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Agent from (i) the Borrowers or any other Loan Party or (ii) the proceeds of realization from the enforcement of one or more of the Documents against or in respect of one or more of the Loan Parties; provided that, in each case, such funds were received by the Agent for the purpose of discharging such indebtedness, liabilities and obligations.
(6)To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Agent for the return of any Erroneous Payment received, including waiver of any defense based on “discharge for value”, “good consideration” for the Erroneous Payment or change of position by such Payment Recipient, any defense that the intent of the Agent was that such Payment Recipient retain the Erroneous Payment in all events, or any doctrine or defense similar to any of the foregoing.
(7)Each party’s obligations, agreements and waivers under this Section 15.15 shall survive the resignation or replacement of the Agent, or any assignment or transfer of rights or obligations by, or the replacement of, a Lender, the termination of the Commitments and/or the repayment, satisfaction or discharge of all indebtedness, liabilities and obligations of (or any portion thereof) of the Loan Parties under any Document.
(8)For purposes of this Section 15.15, each Lender:

(a)agrees it is executing and delivering this Agreement with respect to this Section 15.15 both on its own behalf and as agent for and on behalf of any Person receiving funds under the Documents on behalf of such Lender;
(b)represents, warrants, covenants and agrees that any Person receiving funds under the Documents on behalf of such Lender are bound by the provisions of this Section 15.15; and
(c)agrees that any matter or thing done or omitted to be done by such Lender or any Person receiving funds under the Documents on behalf of such Lender which are the subject of this Section 15.15 will be binding upon such Lender and such Lender hereby indemnifies and saves the Agent and its Affiliates harmless from any and all losses, expenses, claims, demands or other liabilities of the Agent and its Affiliates resulting from the failure of such Lender or such Persons to comply with their obligations under and in respect of this Section 15.15.
(9)Except pursuant to an Erroneous Payment Deficiency Assignment or the exercise of any Erroneous Payment Subrogation Rights (or any equivalent equitable subrogation rights), the Borrowers shall not have any liability to the Agent for any Erroneous Payment or any interest, loss, cost or damages related thereto or arising therefrom under any provision of this Agreement or any other Document or under any legal principle or theory, whether arising by law or in equity.
15.16Article for Benefit of Agent and Lenders
The provisions of this Article 15 which relate to the rights and obligations of the Lenders to each other or to the rights and obligations between the Agent and the Lenders shall be for the exclusive benefit of the Agent and the Lenders, and, except to the extent provided in Sections 15.1, 15.2, 15.6, 15.10, 15.11, 15.12, 15.13 and this Section 15.16, the Borrowers shall not have any rights or obligations thereunder or be entitled to rely for any purpose upon such provisions. Any Lender may waive in writing any right or rights which it may have against the Agent or the other Lenders hereunder without the consent of or notice to any Borrower.
Article 16
GENERAL
16.1Exchange and Confidentiality of Information
(1)The Borrowers agree that the Agent and each Lender may provide any assignee or participant or any bona fide prospective assignee or participant pursuant to Section 16.6 or 16.7 with any information concerning the Borrowers and their Subsidiaries provided such party agrees in writing with the Agent or such Lender for the benefit of the Borrowers to be bound by a like duty of confidentiality to that contained in this Section.
(2)Each of the Agent and the Lenders acknowledges the confidential nature of the financial, operational and other information and data provided and to be provided to them by the Borrowers pursuant to the Documents (the “Information”) and agrees to use all reasonable efforts to prevent the disclosure thereof provided, however, that:
(a)the Agent and the Lenders may disclose all or any part of the Information if, in their reasonable opinion, such disclosure is required (i) by their respective auditors or (ii) in connection with any actual or threatened judicial, administrative or governmental proceedings including proceedings initiated under or in respect of this Agreement or upon the request of its independent auditors or a Governmental Authority having jurisdiction over it;
(b)the Agent and the Lenders shall incur no liability in respect of any Information required to be disclosed by any applicable law or regulation, or by applicable treaty, order, policy or directive having the force of law, to the extent of such requirement;
(c)the Agent and each Lender may disclose the Information to any Governmental Authority (including any self-regulatory agency or authority) having jurisdiction over it (i) upon the request thereof or (ii) where it considers such disclosure to be advisable or appropriate, acting reasonably;
(d)the Agent and each Lender may provide any Affiliate thereof with the Information to the extent reasonably required to be disclosed thereto; provided that each such Affiliate shall be under a like duty of confidentiality to that contained in this Section 16.1 and further provided that the Agent or the Lender, as the case may be, providing the Information shall be responsible for any breach by its Affiliate of the aforementioned like duty of confidentiality;
(e)the Agent and the Lenders may provide Lenders’ Counsel and their other agents and professional advisors with any Information; provided that such Persons shall be under a like duty of confidentiality to that contained in this Section;
(f)the Agent and each Lender may disclose Information to any insurance or reinsurance company thereof for the purpose of maintaining insurance, to any Person providing administration and settlement services in respect of this Agreement and to any actual or prospective counterparty to any securitization, swap or derivative transaction relating to a Borrower or any Subsidiary; provided that, such counterparty, insurance or reinsurance company or other Person agrees in writing to be under a like duty of confidentiality to that contained in this Section;
(g)the Agent and each of the Lenders shall incur no liability in respect of any Information: (i) which is or becomes readily available to the public (other than by a breach hereof) or which has been made readily available to the public by a Borrower or its Subsidiaries, (ii) which the Agent or the relevant Lender can show was, prior to receipt thereof from such Borrower, lawfully in the Agent’s or Lender’s possession and not then subject to any obligation on its part to such Borrower to maintain confidentiality, or (iii) which the Agent or the relevant Lender received from a third party who was not, to the knowledge of the Agent or such Lender, under a duty of confidentiality to such Borrower at the time the information was so received;
(h)the Agent and each of the Lenders may disclose the Information to (i) any of their respective Affiliates and (ii) other financial institutions and other Persons in connection with the syndication by the Agent or Lenders of the Credit Facilities, the assignment by a Lender of the Credit Facilities or the granting by a Lender of a participation in the Credit Facilities, in each case, where such Affiliate or financial institution or other Person agrees to be under a like duty of confidentiality to that contained in this Section; and
(i)the Agent and the Lenders may disclose all or any part of the Information so as to enable the Agent and the Lenders to initiate any lawsuit against a Borrower or to defend any lawsuit commenced by a Borrower the issues of which touch on the Information, but only to the extent such disclosure is necessary to the initiation or defense of such lawsuit.
16.2Nature of Obligation under this Agreement; Defaulting Lenders
(1)The obligations of each Lender and of the Agent under this Agreement are several. The failure of any Lender to carry out its obligations hereunder shall not relieve the other Lenders, the Agent or the Borrowers and its Subsidiaries of any of their respective obligations under the Documents.
(2)Subject to and without derogating from the operation of Section 15.14 and this Section 16.2, neither the Agent nor any Lender shall be responsible for the obligations of any other Lender hereunder.
(3)Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a)the standby fees payable pursuant to Section 5.6 shall cease to accrue on the unused portion of the Commitment of such Defaulting Lender;
(b)a Defaulting Lender shall not be included in determining whether, and the Commitment and the Rateable Portion of the Outstanding Principal of such Defaulting Lender shall not be included in determining whether, all Lenders or the Majority of the Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 16.10), provided that any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender that (i) materially and adversely affects such Defaulting Lender differently than other affected Lenders, (ii) increases the Commitment or extends the Maturity Date of such Defaulting Lender, or (iii) relates to the matters set forth in Sections 16.10(a)(i), 16.10(a)(ii), 16.10(a)(iii), 16.10(a)(iv) and 16.10(a)(ix) shall require the consent of such Defaulting Lender; and
(c)for the avoidance of doubt, the Borrowers shall retain and reserve their other rights and remedies respecting each Defaulting Lender.
(4)If the Agent has actual knowledge that a Lender is a Defaulting Lender at the time that the Agent receives (a) a Drawdown Notice, (b) a Rollover Notice that relates to a Letter of Credit, or (c) a Conversion Notice that will result in a currency conversion, then each other Lender shall fund its Rateable Portion of such affected Loan (and, in calculating such Rateable Portion, the Agent shall ignore the Commitments of each such Defaulting Lender); provided that, for certainty, no Lender shall be obligated by this Section to make or provide Loans in excess of its Commitment. If the Agent acquires actual knowledge that a Lender is a Defaulting Lender at any time after the Agent received (a) a Drawdown Notice, (b) a Rollover Notice that relates to a Letter of Credit, or (c) a Conversion Notice that will result in a currency conversion, then the Agent shall promptly notify the applicable Borrower that such Lender is a Defaulting Lender (and such Lender shall be deemed to have consented to such disclosure). Each Defaulting Lender agrees to indemnify each other Lender for any amounts paid by such Lender under this Section 16.2(4) and which would otherwise have been paid by the Defaulting Lender if its Commitment had been included in determining the Rateable Portions of such affected Loans.
(5)If any Lender shall cease to be a Defaulting Lender, then, upon becoming aware of the same, the Agent shall notify the other relevant Lenders and (in accordance with the written direction of the Agent) such Lender (which has ceased to be a Defaulting Lender) shall purchase, and the other relevant Lenders shall on a rateable basis sell and assign to such Lender, portions of such Loans equal in total to such Lender’s Rateable Portion thereof without regard to Section 16.2(4); provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of a Borrower while that Lender was a Defaulting Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from a Defaulting Lender to a Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender having been a Defaulting Lender.
16.3Notices
Any demand, notice or communication to be made or given hereunder shall be in writing and may be made or given by personal delivery or by transmittal by telecopy or other electronic means of communication addressed to the respective parties as follows:
To the Canadian Borrower:
Baytex Energy Corp.
Suite 2800, Centennial Place, East Tower
520 - 3rd Avenue S.W.
Calgary, Alberta
T2P 0R3
Attention:    Chief Financial Officer
Facsimile:    [redacted]

To the U.S. Borrower:
Baytex Energy USA, Inc.
5444 Westheimer Rd., Suite 1000
Houston, Texas 77056
Attention: President
with a copy to the Canadian Borrower at the above address
To the Agent:
The Bank of Nova Scotia, as Agent
Global Wholesale Operations – Loan Administration
2nd Floor, 720 King Street
Toronto, Ontario M5V 2T3
Attention:    Senior Manager
Facsimile:    [redacted]
Email:                [redacted]

with a copy, in the case of each demand, notice or communication to the Agent other than Drawdown Notices, Conversion Notices, Rollover Notices and Repayment Notices, to:
The Bank of Nova Scotia, as Agent
Global Banking and Markets – Global Loan Syndications
40 King Street West, 62nd Floor
Toronto, Ontario
M5W 2X6
H1
Attention:    Head – Agency Services
Facsimile:    [redacted]
Email:               [redacted]
To the Canadian Operating Lender:
The Bank of Nova Scotia
Business Service Center
4715 Tahoe Boulevard, 3rd Floor
Mississauga, Ontario, Canada L4W 0B4

Attention:    Corporate Support Officer
Facsimile:    [redacted]
To the U.S. Operating Lender:
The Bank of Nova Scotia
Business Service Center
4715 Tahoe Boulevard, 3rd Floor
Mississauga, Ontario, Canada L4W 0B4

Attention:    Corporate Support Officer
Facsimile:    [redacted]
To each Lender: As set forth in the most recent administrative questionnaire or other written notification provided to the Agent by such Lender (a copy of which shall be provided to the Canadian Borrower upon request to the Agent)

or to such other address or telecopy number as any party may from time to time notify the others in accordance with this Section. Any demand, notice or communication made or given by personal delivery or by telecopy or other electronic means of communication during normal business hours at the place of receipt on a Banking Day shall be conclusively deemed to have been made or given at the time of actual delivery or transmittal, as the case may be, on such Banking Day. Any demand, notice or communication made or given by personal delivery or by telecopy or other electronic means of communication after normal business hours at the place of receipt or otherwise than on a Banking Day shall be conclusively deemed to have been made or given at 9:00 a.m. (Calgary time) on the first (1st) Banking Day following actual delivery or transmittal, as the case may be.
16.4Governing Law
This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where property or assets of any Borrower may be found.
16.5Benefit of the Agreement
This Agreement shall enure to the benefit of and be binding upon the Borrowers, the Lenders, the Fronting Lenders, the U.S. Syndicated Facility Fronting Lender, the Agent and their respective successors and permitted assigns.
16.6Assignment
(1)Any Lender may with the prior written consent of each of the Borrowers, each applicable Fronting Lender (in the case of a Syndicated Facility only), and the Agent, which consents shall not be unreasonably withheld, assign an interest in its Commitment, its Rateable Portion of the Loans and its rights under the Documents; provided that: (a) such consent of the Borrowers shall not be required during the continuance of a Default or an Event of Default; (b) such consents shall not be required in the case of assignments to another Lender (other than a Defaulting Lender) or by a Lender to an Affiliate thereof or by a Lender to an Approved Fund; (c) except during the continuance of an Event of Default, except in the case of the assignment of an entire Commitment under a Canadian Credit Facility or except with the consent of each of the Canadian Borrower, the Fronting Lenders and the Agent, such consents not to be unreasonably withheld, no Lender shall assign an interest in its Commitment under a Canadian Credit Facility if the effect of the same would be to have a Lender with a Commitment under such Canadian Credit Facility of less than U.S.$10,000,000; (d) except during the continuance of an Event of Default, except in the case of the assignment of an entire Commitment under a U.S. Credit Facility or except with the consent of each of the U.S. Borrower, the U.S. Syndicated Facility Fronting Lender and the Agent, such consents not to be unreasonably withheld, no Lender shall assign an interest in its Commitment under a U.S. Credit Facility if the effect of the same would be to have a Lender with a Commitment under such U.S. Credit Facility of less than U.S.$10,000,000; and (e) except in the case of an assignment by a Defaulting Lender pursuant to Section 2.24(1)(c)(v), it shall be a precondition to any such assignment that the contemplated assignee Lender shall have paid to the Agent, for the Agent’s own account, a transfer fee of U.S.$ [redacted]. Subject to Section 7.10(3)) and except in the case of an assignment by a Lender to an Affiliate thereof or an Approved Fund (in which case the assigning Lender shall remain liable for the obligations so assigned), upon any such assignment, the assigning Lender shall have no further obligation hereunder with respect to such interest. Upon any such assignment, the assigning Lender, the assignee Lender, the applicable Fronting Lender (in the case of a Syndicated Facility only), the Agent and, if applicable, the Borrowers shall execute and deliver an Assignment Agreement. Except as permitted by Section 10.2(j), the Borrowers shall not assign their rights or obligations hereunder without the prior written consent of all of the Lenders.
(2)Any Lender may at any time grant a Security Interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any Security Interest to secure obligations of such Lender to a U.S. Federal Reserve Bank or other central bank having jurisdiction over such Lender, and this Section shall apply to any such grant of a Security Interest and to any realization by any such secured party of any such Security Interest; provided, that no such grant of a Security Interest shall release a Lender from any of its obligations hereunder or substitute any holder of such Security Interest for such Lender as a party hereto.

(3)The Agent shall, on behalf of the applicable Borrower, maintain at its address referred to in Section 16.3 a copy of each executed Assignment Agreement delivered to it and a register (the “Register”) for the recordation of the names and addresses of the Lenders and the Commitment of, and the principal amount of the Loans owing to, each relevant Lender from time to time. The entries in the Register shall be conclusive, in the absence of manifest error, and the Borrowers, the Fronting Lenders, the Agent and the Lenders shall treat each whose name is recorded in the Register as the owner of the Loans recorded therein for all purposes of this Agreement. The Register shall be available for inspection by the Borrowers and any Lender (with respect to any entry relating to the Loans of such Lender) at any reasonable time and from time to time upon reasonable prior notice to the Agent. No assignment of a U.S. Facility Commitment or Loans under a U.S. Facility shall be effective unless it has been recorded in the Register as provided in this Section 16.6(3).
16.7Participations
Any Lender may, without the consent of the any of the Borrowers, grant one or more participations in its Commitment and its Rateable Portion of any one or more of the Loans to other Persons, provided that the granting of such a participation: (a) shall be at the Lender’s own cost; (b) shall not affect the obligations of such Lender hereunder nor shall it increase the costs to the Borrowers hereunder or under any of the other Documents; and (c) shall not provide the participant with any right to approve the provision by the Lender of any consent, waiver or approval hereunder or require the Borrowers to deal directly with such participant. No such participant shall by virtue of such participations be party to this Agreement. The Borrowers also agree that each participant shall be entitled to the benefits of Section 8.5 and Section 13.4 with respect to its interest in the Commitment and the Loans outstanding from time to time as if such participant were such Lender; provided that, no participant shall be entitled to receive any amount which the transferor Lender would not have been entitled to receive in such circumstances nor any greater amount pursuant to either such Section than the transferor Lender would have been entitled to receive in respect of such amount of the participation transferred by such transferor Lender to such participant had no such transfer occurred. For the purposes of this Section 16.7, each Lender from which a participant purchased the related participation shall act as agent on behalf of such participant to the extent required so that such participant shall receive the benefit of this Section 16.7. Any U.S. Facility Lender that sells participations as permitted hereunder shall collect from such participants the forms, certificates or other documents described in Section 8.5(3) as if such participant were a U.S. Facility Lender. Each Lender having sold a participation under this Agreement, acting solely for this purpose as a non-fiduciary agent of the applicable Borrower, shall maintain a register (the “Participant Register”) for the recordation of the names and addresses of such participants and the rights, interests or obligations of such participants in any Loan and in any right to receive any payments hereunder. The Participant Register shall be available for inspection by the Borrowers and the Agent only to the extent necessary to establish that the Loans under a U.S. Credit Facility are in registered form for United States of America income tax purposes.
16.8Severability
Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
16.9Whole Agreement
This Agreement and the other Documents constitute the whole and entire agreement between the parties hereto regarding the subject matter hereof and thereof and cancel and supersede any prior agreements (including any commitment letters), undertakings, declarations, commitments, representations, written or oral, in respect thereof.
16.10Amendments and Waivers
Any provision of this Agreement may be amended only if the Borrowers and the Majority of the Lenders (excluding any Defaulting Lenders) so agree in writing and, except as otherwise specifically provided herein, may be waived only if the Majority of the Lenders so agree in writing, but:

(a)an amendment or waiver which changes or relates to:
(i)the amount or type of the Credit Facilities, the types of Loans available hereunder (or decreases in the periods of notice for Drawdowns, Conversions, Rollovers or voluntary prepayment of Loans) or any Lender’s Commitment;
(ii)decreases in the rates of or deferral of the dates of payment of interest, Bankers’ Acceptance or Letter of Credit fees, or standby fees or decreases in the amount of principal owing hereunder or deferral of the dates of mandatory repayments of principal;
(iii)decreases in the amount of or deferral of the dates of payment of other fees or other amounts payable hereunder (other than fees payable for the account of Agent or the applicable Fronting Lender, which may be increased or decreased with the written agreement of the Agent or such Fronting Lender, as the case may be);
(iv)the definition of “Majority of the Lenders”;
(v)any provision hereof contemplating or requiring consent, approval or agreement of “all of the Lenders”, “all Lenders” or “each of the Lenders” or similar expressions or permitting waiver of conditions or covenants or agreements by “all of the Lenders”, “all Lenders” or “each of the Lenders” or similar expressions;
(vi)Section 2.16, 2.20, 2.21, 2.22, 2.23, 2.25, 12.1(a), 12.1(b), 12.7, 12.8, 12.9, 12.10 or 15.4 or the definition of “BA Discount Rate”;
(vii)the release or discharge of, or any material amendment or waiver of, any Security, except to the extent provided for or contemplated hereunder (for certainty, the discharge or release of the collateral from the Security, as opposed to the release or material amendment of the Security itself, shall only require the approval of the Majority of the Lenders);
(viii)the conditions in Sections 3.1, 3.2 and 3.3;
(ix)any material provision of the Second Lien Intercreditor Agreement; or
(x)this Section,
shall require the agreement or waiver of all the Lenders and also (in the case of an amendment) of the other parties hereto;
(b)an amendment or waiver which changes or relates to the rights and/or obligations of the Agent shall also require the agreement of the Agent thereto;
(c)an amendment or waiver of, or consent or determination relating to any matter which (i) only affects one of the Credit Facilities (or affects more than one Credit Facility but does not affect all of the Credit Facilities) and (ii) requires the agreement or waiver of all of the Lenders, all of the Lenders shall be determined by reference to only the applicable Lenders under the affected Credit Facility or Credit Facilities; and
(d)an amendment or waiver which changes or relates to the rights and/or obligations of the Fronting Lenders, or the Operating Lenders shall also require the agreement of the Fronting Lenders or the Operating Lenders, as the case may be, thereto; provided that, an amendment or waiver which only relates to an Operating Facility and/or the rights and/or obligations of the relevant Operating Lender may be made with the consent of such Operating Lender alone.
Any such waiver and any consent by the Agent, any Fronting Lender, any Operating Lender, any Lender, the Majority of the Lenders or all of the Lenders under any provision of this Agreement must be in writing (including, for certainty, by electronic mail) and may be given subject to any conditions thought fit by the Person giving that waiver or consent. Any waiver or consent shall be effective only in the instance and for the purpose for which it is given.
Notwithstanding anything to the contrary in this Agreement or any other Document, any provision of this Agreement or any other Document may be amended by an agreement in writing entered into by the Borrowers and the Agent to (a) cure any ambiguity, omission, mistake, defect or inconsistency (as reasonably determined by the Agent and the Borrowers) or (b) effect administrative changes of a technical or immaterial nature (including to effect changes to the terms and conditions applicable solely to the Fronting Lenders in respect of issuances of Letters of Credit) and such amendment shall be deemed approved by the Lenders if the Lenders shall have received at least five (5) Banking Days’ prior written notice of such change and the Agent shall not have received, within five (5) Banking Days of the date of such notice to the Lenders, a written notice from the Majority of the Lenders stating that the Majority of the Lenders object to such amendment.
The Agent and the Borrowers may, without the consent of any Lender, enter into amendments or modifications to this Agreement or any of the other Documents or to enter into additional Documents as the Agent deems appropriate in order to implement any Benchmark Replacement or any Conforming Change or otherwise effectuate the terms of Section 13.4 in accordance with the terms thereof.
16.11Further Assurances
The Borrowers, the Lenders and the Agent shall promptly cure any default by it in the execution and delivery of this Agreement, the other Documents or any of the agreements provided for hereunder to which it is a party. Each Borrower, at its expense, shall promptly execute and deliver to the Agent, upon request by the Agent (acting reasonably), all such other and further deeds, agreements, opinions, certificates, instruments, affidavits, registration materials and other documents reasonably necessary for such Borrower’s compliance with, or accomplishment of the covenants and agreements of such Borrower hereunder, including to further evidence and more fully describe the property subject to the Security Interests, privileges and priorities purported to be created by the Security, or to correct any omissions in any of the Documents, or more fully to state the obligations of such Borrower as set out herein or in any of the Documents, or to perfect, protect or preserve the Security Interests created pursuant to any of the Documents or to make any registration, recording, to file any notice or to obtain any consent, all as may be necessary or appropriate in connection therewith, in the judgement of the Agent, acting reasonably.
16.12Attornment
The parties hereto each hereby attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Alberta in regard to legal proceedings relating to the Documents. For the purpose of all such legal proceedings, this Agreement shall be deemed to have been performed in the Province of Alberta and the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this Agreement. Notwithstanding the foregoing, nothing in this Section shall be construed nor operate to limit the right of any party hereto to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.
16.13Time of the Essence
Time shall be of the essence of this Agreement.
16.14Waiver of Jury Trial
To the extent permitted by Applicable Laws, each of the Borrowers, the Agent and the Lenders hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to the Documents or the actions of the Agent or any Lender in the negotiation, administration, performance or enforcement thereof.
16.15Know Your Customer/Anti-Money Laundering Laws
(1)Each Lender and the Agent (for itself and not on behalf of any Lender) hereby notifies the Borrowers that pursuant to the requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (USA) or any other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” Applicable Laws (collectively, including any guidelines or orders thereunder, “AML/KYC Legislation”), it may be required to obtain, verify and record information that identifies the Borrowers and their Subsidiaries, which information includes the name and address of each such Person and such other information that will allow such Lender or the Agent, as applicable, to identify each such Person in accordance with AML/KYC Legislation (including, information regarding such Person’s directors, authorized signing officers, or other Persons in control of each such Person). Each Borrower shall promptly provide and cause their Subsidiaries to provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agent (for itself and not on behalf of any Lender), or any prospective assignee or participant of a Lender or the Agent, in order to comply with any applicable AML/KYC Legislation, whether now or hereafter in existence.
(2)If, upon the written request of any Lender, the Agent has ascertained the identity of a Borrower or any Subsidiary or any authorized signatories of such Person for the purposes of applicable AML/KYC Legislation on such Lender’s behalf, then the Agent:
(a)shall be deemed to have done so as an agent for such Lender, and this Agreement shall constitute a “written agreement” in such regard between such Lender and the Agent within the meaning of applicable AML/KYC Legislation; and
(b)shall provide to such Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.
(3)Notwithstanding anything to the contrary in this Section 16.15, each of the Lenders agrees that the Agent has no obligation to ascertain the identity of the Borrowers or any Subsidiary any authorized signatories of such Person, on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from any such Person or any such authorized signatory in doing so.
16.16No Fiduciary Duty
The Agent, each Lender and their respective Affiliates (collectively, solely for purposes of this Section 16.16, the “Lenders”), may have economic interests that conflict with those of the Borrowers, their shareholders and/or their Affiliates. Each Borrower agrees that nothing in the Documents will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between any Lender, on the one hand, and the Borrowers, their shareholders or their Affiliates, on the other hand. Each Borrower acknowledges and agrees that (a) the transactions contemplated by the Documents (including the exercise of rights and remedies hereunder and thereunder) are arm’s length commercial transactions between the Lenders, on the one hand, and the Borrowers, on the other hand, and (b) in connection therewith and with the process leading thereto, (i) no Lender has assumed an advisory or fiduciary responsibility in favour of the Borrowers, their shareholders or their Affiliates with respect to the transactions contemplated hereby (or the exercise of rights or remedies with respect thereto) or the process leading thereto (irrespective of whether any Lender has advised, is currently advising or will advise the Borrowers, their shareholders or their Affiliates on other matters) or any other obligation to the Borrowers except the obligations expressly set forth in the Documents and (ii) each Lender is acting solely as principal and not as the agent or fiduciary of either the Borrowers, their management, shareholders, creditors or any other Person. Each Borrower acknowledges and agrees that it has consulted its own legal and financial advisors to the extent it deemed appropriate and that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. Each Borrower agrees that it will not claim that any Lender has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to such Borrower, in connection with such transactions or the process leading thereto.
16.17Credit Agreement Governs
In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the other Documents, the provisions of this Agreement, to the extent of the conflict or inconsistency, shall govern and prevail.

16.18Electronic Communications
(1)Any demand, notice or communication to be made or given hereunder may be delivered or furnished by electronic communication (including email and internet or intranet websites) pursuant to procedures approved by the Agent, provided that the foregoing shall not apply to notices to any Lender if such Lender has notified the Agent that it is incapable of receiving notices by electronic communication. The Agent or the applicable Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular demands, notices or communications.
(2)Unless the Agent otherwise prescribes, demands, notices and other communications sent to an email address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return email or other written acknowledgement), and demands, notices or communications posted to an internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its email address of notification that such notice or communication is available and identifying the website address therefor, provided that, if such demand, notice, email or other communication is not sent within normal business hours of the recipient, such demand, notice or other communication shall be deemed to have been sent at the opening of business on the next Banking Day.
16.19Platform
(1)Each Borrower agrees that the Agent may, but shall not be obligated to, make the Communications (as defined below) available to the Lenders by posting the Communications on Debt Domain, Intralinks, Syndtrak or a substantially similar electronic transmission system (the “Platform”).
(2)The Platform is provided “as is” and “as available.” The Agent Parties (as defined below) do not warrant the adequacy of the Platform and expressly disclaim liability for errors or omissions in the Communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third-party rights or freedom from viruses or other code defects, is made by any Agent Party in connection with the Communications or the Platform. In no event shall the Agent or any of its Affiliates (collectively, the “Agent Parties”) have any liability to the Borrowers or any of their Subsidiaries, any Lender or any other Person for damages of any kind, including direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of the any Borrower’s, any Subsidiary’s or the Agent’s transmission of communications through the Platform. “Communications” means, collectively, any notice, demand, communication, information, document or other material that a Borrower or any Subsidiary thereof provides to the Agent pursuant to any Document or the transactions contemplated therein which is distributed to the Agent or any Lender by means of electronic communications pursuant to this Section 16.19, including through the Platform.
16.20Acknowledgement and Consent to Bail-In of Affected Financial Institutions
Notwithstanding anything to the contrary in any Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Document, to the extent such liability is unsecured, may be subject to the Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:
(a)the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and
(b)the effects of any Bail-in Action on any such liability, including, if applicable:
(i)a reduction in full or in part or cancellation of any such liability;

(ii)a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Document; or
(iii)the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of the applicable Resolution Authority.
16.21Acknowledgment Regarding Any Supported QFCs
To the extent that the Documents provide support, through a guarantee or otherwise, for any Financial Instrument or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the United States Federal Deposit Insurance Act and Title II of the United States Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Documents and any Supported QFC may in fact be stated to be governed by the laws of the Province of Alberta and the laws of Canada applicable therein or the laws of any other jurisdiction):
(a)in the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support; and
(b)as used in this Section 16.21, the following terms have the following meanings:
(i)“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party;
(ii)“Covered Entity” means any of the following:
(A)a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);
(B)a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or
(C)a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b);
(iii)“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable; and

(iv)“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).
16.22Counterparts
This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of manually executed counterpart of this Agreement. The words “execution,” “execute,” “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, as provided in Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transactions Act (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. Each of the Agent and each Lender may, in its discretion, require that any such documents and signatures executed electronically or delivered by fax or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by fax or other electronic transmission.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

`	BAYTEX ENERGY CORP., as Canadian Borrower

	By:	“Signed”

	By:	“Signed”

[Signature Page to Second Amended and Restated Credit Agreement (Baytex)]

BAYTEX ENERGY USA, INC., as U.S. Borrower

By:	“Signed”

By:

2

AGENT:

THE BANK OF NOVA SCOTIA, in its capacity as the Agent

By:	“Signed”
Name:
Title:

3

LENDERS:

THE BANK OF NOVA SCOTIA, in its capacity as the Canadian Syndicated Facility Lender, as the U.S. Syndicated Facility Lender, as the Canadian Operating Lender and as the U.S. Operating Lender

By:	“Signed”
Name:
Title:

By:	“Signed”
Name:
Title:

4

CANADIAN IMPERIAL BANK OF COMMERCE, in its capacity as the Canadian Syndicated Facility Lender and as the U.S. Syndicated Facility Lender

By:	“Signed”
Name:
Title:

By:	“Signed”
Name:
Title:

5

ROYAL BANK OF CANADA, in its capacity as the Canadian Syndicated Facility Lender and as the U.S. Syndicated Facility Lender

By:	“Signed”
Name:
Title:

By:
Name:
Title:

6

THE TORONTO-DOMINION BANK, in its capacity as the Canadian Syndicated Facility Lender

By:	“Signed”
Name:
Title:

By:	“Signed”
Name:
Title:

7

THE TORONTO-DOMINION BANK, NEW YORK BRANCH, in its capacity as the U.S. Syndicated Facility Lender

By:	“Signed”
Name:
Title:

By:
Name:
Title:

8

BANK OF MONTREAL, in its capacity as the Canadian Syndicated Facility Lender

By:	“Signed”
Name:
Title:

By:
Name:
Title:

9

BANK OF MONTREAL, CHICAGO BRANCH, in its capacity as the U.S. Syndicated Facility Lender

By:	“Signed”
Name:
Title:

By:
Name:
Title:

10

NATIONAL BANK OF CANADA, in its capacity as the Canadian Syndicated Facility Lender and as the U.S. Syndicated Facility Lender

By:	“Signed”
Name:
Title:

By:	“Signed”
Name:
Title:

11

ATB FINANCIAL, in its capacity as the Canadian Syndicated Facility Lender and as the U.S. Syndicated Facility Lender

By:	“Signed”
Name:
Title:

By:	“Signed”
Name:
Title:

12

EXPORT DEVELOPMENT CANADA, in its capacity as the Canadian Syndicated Facility Lender and as the U.S. Syndicated Facility Lender

By:	“Signed”
Name:
Title:

By:	“Signed”
Name:
Title:

13

FEDERATION DES CAISSES DESJARDINS DU QUEBEC, in its capacity as the Canadian Syndicated Facility Lender and as the U.S. Syndicated Facility Lender

By:	“Signed”
Name:
Title:

By:	“Signed”
Name:
Title:

14

15

16

SCHEDULE A
LENDERS AND COMMITMENTS
Part 1 – Syndicated Facilities

Lender	Canadian Syndicated Facility Commitment	U.S. Syndicated Facility Commitment
The Bank of Nova Scotia	[redacted]	[redacted]
Canadian Imperial Bank of Commerce	[redacted]	[redacted]
Royal Bank of Canada	[redacted]	[redacted]
(a) Bank of Montreal (b) Bank of Montreal, Chicago Branch	[redacted]	[redacted]
National Bank of Canada	[redacted]	[redacted]
(a) The Toronto-Dominion Bank (b) The Toronto-Dominion Bank, New York Branch	[redacted]	[redacted]
ATB Financial	[redacted]	[redacted]
Export Development Canada	[redacted]	[redacted]
Fédération des caisses Desjardins du Québec	[redacted]	[redacted]
Total:	U.S.$600,000,000	U.S.$190,000,000

Part 2 – Operating Facilities

Lender	Canadian Operating Facility Commitment	U.S. Operating Facility Commitment
The Bank of Nova Scotia	[redacted]	[redacted]
Total:	U.S.$50,000,000	U.S.$10,000,000

Part 3 – Individual Fronting Limit
A1

Canadian Syndicated Facility Fronting Lender	Individual Fronting Limit
The Bank of Nova Scotia	[redacted]

U.S. Syndicated Facility Fronting Lender	Individual Fronting Limit
The Bank of Nova Scotia	[redacted]
A2

SCHEDULE B
ASSIGNMENT AGREEMENT
THIS ASSIGNMENT AGREEMENT (this “Agreement”) is made as of the [●] day of [●],[●]
BETWEEN:
[●] (hereinafter referred to as the “Assignor”),
OF THE FIRST PART,
- and -
[●] (hereinafter referred to as the “Assignee”),
OF THE SECOND PART,
- and -
BAYTEX ENERGY CORP., a corporation subsisting under the laws of the Province of Alberta (hereinafter sometimes referred to as the “Canadian Borrower”),
OF THE THIRD PART,

- and -
BAYTEX ENERGY USA, INC., a corporation subsisting under the laws of Delaware (hereinafter sometimes referred to as the “U.S. Borrower”),
OF THE FOURTH PART,
- and -
THE BANK OF NOVA SCOTIA, a chartered bank, as agent of the Lenders (hereinafter referred to as the “Agent”),
OF THE FIFTH PART,
- and -
THE BANK OF NOVA SCOTIA [and [●]] as Canadian Syndicated Facility Fronting Lender[s] (hereinafter [collectively] referred to as the “Canadian Syndicated Facility Fronting Lender[s]”),
OF THE SIXTH PART,
- and -
THE BANK OF NOVA SCOTIA, as U.S. Syndicated Facility Fronting Lender (hereinafter referred to as the “U.S. Syndicated Facility Fronting Lender”),
OF THE SEVENTH PART.
B1

WHEREAS the Assignor is a Lender under the second amended and restated credit agreement made as of April 1, 2022 between the Canadian Borrower, the U.S. Borrower, the Lenders and the Agent, (as the same may be further amended, modified, supplemented or restated from time to time, the “Credit Agreement”);
AND WHEREAS the Assignor has agreed to assign and transfer to the Assignee certain rights under the Credit Agreement in compliance with the Credit Agreement, and the Assignee has agreed to accept such rights and assume certain obligations of the Assignor under the Credit Agreement;
AND WHEREAS this Agreement is delivered pursuant to Section 16.6 of the Credit Agreement.
NOW THEREFORE, in consideration of the premises and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the parties hereby agree as follows:
1.INTERPRETATION
(a)In this Agreement, including the recitals, capitalized terms used herein, and not otherwise defined herein, shall have the same meanings attributed thereto as set forth in the Credit Agreement. In addition, the following terms shall have the following meanings:
(i)“Assigned Commitment” has the meaning set forth in Section 2 hereof;
(ii)“Assigned Interests” has the meaning set forth in Section 2 hereof;
(iii)“Assumed Obligations” has the meaning set forth in Section 4 hereof; and
(iv)“Outstanding SOFR Loans and Assignor BAs” has the meaning set forth in Section 3 hereof.
(b)The division of this Agreement into Articles, Sections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.
(c)In this Agreement:
(i)the terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer, unless otherwise specified, to this Agreement taken as a whole and not to any particular section, subsection or paragraph;
(ii)words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa; and
(iii)words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.
(d)This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. The parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts of the Province of Alberta, without prejudice to the rights of the parties to take proceedings in any other jurisdictions.
(e)If any provision of this Agreement shall be invalid, illegal or unenforceable in any respect in any jurisdiction, it shall not affect the validity, legality or enforceability of any such provision in any other jurisdiction or the validity, legality or enforceability of any other provision of this Agreement.
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2.ASSIGNMENT OF RIGHTS BY ASSIGNOR
Effective as of the date hereof, the Assignor hereby absolutely assigns and transfers to the Assignee:
(a)subject as provided in Section 3(a) hereof, [all OR [●]% of all] of the Assignor’s right, title and interest in, to and under each of the outstanding Loans and other Obligations owing by the [Canadian Borrower OR U.S. Borrower] to the Assignor under the [Canadian Syndicated Facility] OR [Canadian Operating Facility] OR [U.S. Syndicated Facility] OR [U.S. Operating Facility], as more particularly described in Exhibit A attached hereto; and
(b)[all OR [●]%] of the Assignor’s Commitments under the [Canadian Syndicated Facility] OR [Canadian Operating Facility] OR [U.S. Syndicated Facility] OR [U.S. Operating Facility], being [Cdn.$ OR U.S.$][●] of the [Canadian Syndicated Facility] OR [Canadian Operating Facility] OR [U.S. Syndicated Facility] OR [U.S. Operating Facility] Commitment (the “Assigned Commitment”),
together with all of the Assignor’s other rights under the Credit Agreement and the other Documents but only insofar as such other rights relate to (a) and (b) above (collectively, the “Assigned Interests”).
3.OUTSTANDING SOFR LOANS [AND ASSIGNOR BAs]
(a)The parties hereby acknowledge that, on the date hereof, SOFR Loans [and Bankers’ Acceptances] accepted by the Assignor and each having terms to maturity ending on or after the date hereof may be outstanding (collectively, the “Outstanding SOFR Loans [and Assignor BAs]”). Notwithstanding any provision of the Credit Agreement or this Agreement, the Assignee shall have no right, title, benefit or interest in or to any Outstanding SOFR Loans [and Assignor BAs]. The Assignee shall assume no liability or obligation to the Assignor in respect of such Outstanding SOFR Loans [and Assignor BAs, including in respect of the failure of the Canadian Borrower to reimburse the Assignor for any Bankers’ Acceptances accepted by the Assignor on the maturity thereof or any fees or other amounts due in respect thereof].
(b)From time to time, as the Outstanding SOFR Loans [and Assignor BAs] mature and Rollovers and Conversions are made by the [Canadian Borrower OR U.S. Borrower] in respect thereof, the Assignee shall participate in the Loans effecting such Rollovers and Conversions to the full extent of its Assigned Commitment in its capacity as a Lender.
4.ASSUMPTION OF OBLIGATIONS BY ASSIGNEE
The Assignee assumes and covenants and agrees to be responsible for all obligations relating to the Assigned Interests to the extent such obligations arise or accrue on or after the date hereof (collectively, the “Assumed Obligations”) and agrees that it will be bound by the Credit Agreement and the other Documents to the extent of the Assumed Obligations as fully as if it had been an original party to the Credit Agreement.
5.CREDIT AGREEMENT REFERENCES; NOTICES
Effective as of the date hereof:
(a)the Assignee shall be a Lender for all purposes of the Credit Agreement and the other Documents and all references therein to “Lenders” or “a Lender” shall be deemed to include the Assignee;
(b)the [Canadian Syndicated Facility] OR [Canadian Operating Facility] OR [U.S. Syndicated Facility] OR [U.S. Operating Facility] Commitment of the Assignee shall be the Assigned Commitment and all references in the Credit Agreement to “[Canadian Syndicated Facility] OR [Canadian Operating Facility] OR [U.S. Syndicated Facility] OR [U.S. Opearting Facility] Commitment” of the Assignee shall be deemed to be to the Assigned Commitment;
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(c)any demand, notice or communication to be given to the Assignee in accordance with section 16.3 of the Credit Agreement shall be made or given to the following address or telecopy number (until the Assignee otherwise gives notice in accordance with such section 16.3): [●]; and
(d)Schedule A to the Credit Agreement shall be deemed to be and is hereby amended to the extent necessary to give effect to the assignment of the Assigned Commitment contemplated hereby and to give effect to Sections 5(a), 5(b) and 5(c) hereof, as applicable.
6.THE AGENT
Without in any way limiting the provisions of Section 4 hereof, the Assignee irrevocably appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under the Credit Agreement and the other Documents as are delegated to the Agent by the terms thereof, together with such powers as are reasonably incidental thereto, all in accordance with the provisions of the Credit Agreement.
7.NO ENTITLEMENT TO PRIOR INTEREST OR OTHER FEES
Except as otherwise agreed in writing between the Assignor and the Assignee, notwithstanding any provision of the Credit Agreement or other Documents or any other provision of this Agreement, the Assignee shall have no right, title or interest in or to any interest or fees paid or to be paid to the Assignor under, pursuant to or in respect of:
(a)the fees paid to the Assignor in respect of the establishment of the Credit Facilities;
(b)[the fees payable to the Agent pursuant to section 5.7 of the Credit Agreement;] or [Note: Section 7(b) to be inserted for any assignment by the Agent.]
(c)the Loans, the Credit Facilities or the Credit Agreement for any period of time or in respect of any event or circumstance prior to the date hereof, including, without limitation, any standby fees pursuant to section 5.6 of the Credit Agreement.
For certainty, with respect to the Assigned Interests, the Assignor shall be solely entitled to the interest payable in respect of that portion of the Interest Period of an unmatured SOFR Loan occurring prior to the date hereof.
8.CONSENT OF CANADIAN BORROWER, U.S. BORROWER, CANADIAN SYNDICATED FACILITY FRONTING LENDER, U.S. SYNDICATED FACILITY FRONTING LENDER AND AGENT
The Canadian Borrower, the U.S. Borrower, the Canadian Syndicated Facility Fronting Lender, the U.S. Syndicated Facility Fronting Lender and the Agent each hereby consent to the assignment of the Assigned Interests to the Assignee and the assumption of the Assumed Obligations by the Assignee and agree to recognize the Assignee as a Lender under the Credit Agreement as fully as if the Assignee had been an original party to the Credit Agreement. [The Canadian Borrower, the U.S. Borrower, the Canadian Syndicated Facility Fronting Lender, the U.S. Syndicated Facility Fronting Lender and the Agent each agree that the Assignor shall have no further liability or obligation in respect of the Assumed Obligations.]
[NOTE: Delete the foregoing square-bracketed language in the case of an assignment to an affiliate of the Assignor or an Approved Fund, as provided in the Credit Agreement or where the Assignor is otherwise to remain liable in respect of Fronted LCs.]
9.REPRESENTATIONS AND WARRANTIES
Each of the parties, other than the Borrowers, hereby represents and warrants to the other parties, other than the Borrowers, as follows:
(a)it is duly incorporated and validly subsisting under the laws of its governing jurisdiction;
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(b)it has all necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder and under the Credit Agreement and the other Documents;
(c)the execution, delivery, observance and performance on its part of this Agreement has been duly authorized by all necessary corporate and other action and this Agreement constitutes a legal, valid and binding obligation of such party enforceable against it in accordance with its terms; and
(d)all Governmental Authorizations, if any, required for the execution, delivery, observance and performance by it of this Agreement, the Credit Agreement and the other Documents have been obtained and remain in full force and effect, all conditions have been duly complied with and no action by, and no notice to or other filing or registration with any Governmental Authority is required for such execution, delivery, observance or performance.
The Assignor represents and warrants to the Assignee that it has the right to sell to the Assignee the Assigned Interests and that the same are free and clear of all Security Interests. The Assignor also represents and warrants to the Assignee that it has not received written notice of any Default or Event of Default having occurred under the Credit Agreement which is continuing.
The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and notwithstanding any examinations or investigations which may be made by the parties or their respective legal counsel.
Except as expressly provided herein, the Assignee confirms that this Agreement is entered into by the Assignee without any representations or warranties by the Assignor, the Canadian Syndicated Facility Fronting Lender, the U.S. Syndicated Facility Fronting Lender or the Agent on any matter whatsoever, including, without limitation, on the effectiveness, validity, legality, enforceability, adequacy or completeness of the Credit Agreement or any Document delivered pursuant thereto or in connection therewith or any of the terms, covenants and conditions therein or on the financial condition, creditworthiness, condition, affairs, status or nature of the Canadian Borrower, the U.S. Borrower and their Subsidiaries.
10.ASSIGNEE CREDIT DECISION
The Assignee acknowledges to the Assignor, the Canadian Syndicated Facility Fronting Lender, the U.S. Syndicated Facility Fronting Lender and the Agent that the Assignee has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Canadian Borrower, the U.S. Borrower and their Subsidiaries, all of the matters and transactions contemplated herein and in the Credit Agreement and other Documents and all other matters incidental to the Credit Agreement and the other Documents. The Assignee confirms with the Assignor, the Canadian Syndicated Facility Fronting Lender, the U.S. Syndicated Facility Fronting Lender and the Agent that it does not rely, and it will not hereafter rely, on the Agent, the Canadian Syndicated Facility Fronting Lender, the U.S. Syndicated Facility Fronting Lender or the Assignor:
(a)to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Canadian Borrower, the U.S. Borrower or any of their Subsidiaries or any other Person under or in connection with the Credit Agreement and other Documents or the transactions therein contemplated (whether or not such information has been or is hereafter distributed to the Assignee by the Agent); or
(b)to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Canadian Borrower, the U.S. Borrower and their Subsidiaries.
The Assignee acknowledges that a copy of the Credit Agreement (including a copy of the Schedules) has been made available to it for review and further acknowledges and agrees that it has received copies of such other Documents and such other information that it has requested for the purposes of its investigation and analysis of all matters related to this Agreement, the Credit Agreement, the other
B5

Documents and the transactions contemplated hereby and thereby. The Assignee acknowledges that it is satisfied with the form and substance of the Credit Agreement and the other Documents.
11.PAYMENTS
Subject as expressly provided herein, the Assignor and the Assignee acknowledge and agree that all payments under the Credit Agreement in respect of the Assigned Interests from and after the date hereof received by the Agent on or after the date hereof shall be the property of the Assignee and the Agent shall be entitled to treat the Assignee as solely entitled thereto.
12.AMENDMENTS AND WAIVERS
Any amendment or modification or waiver of any right under any provision of this Agreement shall be in writing (in the case of an amendment or modification, signed by the parties) and any such waiver shall be effective only for the specific purpose for which given and for the specific time period, if any, contemplated therein. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof and any waiver of any breach of the provisions of this Agreement shall be without prejudice to any rights with respect to any other or further breach.
13.GENERAL PROVISIONS
(a)The parties hereto shall from time to time and at all times do all such further acts and things and execute and deliver all such documents as are reasonably required in order to fully perform and carry out the terms of this Agreement.
(b)The provisions of this Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.
(c)This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one full set of counterparts.
IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by its duly authorized representative(s) as of the date first above written.

[●], as Assignor

Per:
Name:
Title:

Per:
Name:
Title:

B6

[●], as Assignee

Per:
Name:
Title:

Per:
Name:
Title:

BAYTEX ENERGY CORP., as Canadian Borrower

Per:
Name:
Title:

Per:
Name:
Title:

THE BANK OF NOVA SCOTIA, in its capacity as a Canadian Syndicated Facility Fronting Lender

Per:
Name:
Title:

Per:
Name:
Title:

B7

[[●], in its capacity as a [Canadian]/[U.S.] Fronting Lender]

Per:
Name:
Title:

Per:
Name:
Title:

THE BANK OF NOVA SCOTIA, in its capacity as a U.S. Syndicated Facility Fronting Lender

Per:
Name:
Title:

Per:
Name:
Title:

B8

SCHEDULE C
COMPLIANCE CERTIFICATE

TO:	The Bank of Nova Scotia, in its capacity as agent of the Lenders (the “Agent”)
AND TO:	Each of the Lenders

1.Reference is made to the second amended and restated credit agreement made as of April 1, 2022 between Baytex Energy Corp. (the “Canadian Borrower”), Baytex Energy USA, Inc., as U.S. Borrower, The Bank of Nova Scotia and the other Persons party thereto in their capacity as Lenders and the Agent and relating to the establishment of certain credit facilities in favour of the Canadian Borrower and the U.S. Borrower (as the same may be further amended, modified, supplemented or restated, the “Credit Agreement”). Capitalized terms used herein, and not otherwise defined herein, shall have the meanings attributed to such terms in the Credit Agreement.
2.This Compliance Certificate is delivered to the Agent pursuant to Section 10.1(e)(iv) of the Credit Agreement.
3.The undersigned, [name], [title; must be one of the President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Vice President Finance or Treasurer] of the Canadian Borrower, hereby certifies that, as of the date of this Compliance Certificate, I have made or caused to be made such investigations as are necessary or appropriate for the purposes of this Compliance Certificate and:
(a)the [unaudited OR audited] consolidated financial statements for the [fiscal quarter OR fiscal year] ending [●],[●] provided to the Agent pursuant to Section 10.1(e)[(ii) OR (iii)] of the Credit Agreement were prepared in accordance with GAAP and present fairly, in all material respects, the consolidated financial position of the Canadian Borrower and its Subsidiaries as at the date thereof;
(b)the representations and warranties made by the Canadian Borrower in Section 9.1 of the Credit Agreement are true and accurate in all respects as at the date hereof, except as has heretofore been notified to the Agent by the Canadian Borrower in writing [or except as described in Schedule ____ hereto];
(c)no event, circumstance or condition has occurred or is continuing which would constitute a Default or Event of Default, except as has heretofore been notified to the Agent by the Canadian Borrower in writing in accordance with Section 10.1(h) of the Credit Agreement [or except as described in Schedule ______ hereto];
(d)as at the end of the aforementioned [fiscal quarter OR fiscal year], Consolidated Assets was U.S.$[●], Consolidated Tangible Assets was U.S.$[●] and 1.5% of Consolidated Tangible Assets was U.S.$[●]; attached hereto as Exhibit A is a determination of Consolidated Assets and Consolidated Tangible Assets as at the end of the aforementioned [fiscal quarter OR fiscal year], together with particulars of each of the definitions and elements included in the determination of Consolidated Assets and Consolidated Tangible Assets;
(e)as at the end of the aforementioned [fiscal quarter OR fiscal year], the Interest Coverage Ratio was [●]:1.0; attached hereto as Exhibit B is a determination of the Interest Coverage Ratio as at the end of the aforementioned [fiscal quarter OR fiscal year], together with particulars of each of the definitions and elements included in the determination of the Interest Coverage Ratio;
(f)as at the end of the aforementioned [fiscal quarter OR fiscal year], the Senior Secured Debt to EBITDA Ratio was [●]:1.0; attached hereto as Exhibit C is a determination of the Senior Secured Debt to EBITDA Ratio as at the end of the aforementioned [fiscal quarter OR fiscal year], together with particulars of each of the definitions and elements included in the determination of the Senior Secured Debt to EBITDA Ratio;
C1

(g)as at the end of the aforementioned [fiscal quarter OR fiscal year], the U.S. Fixed Charge Threshold was U.S.$[●]; attached hereto as Exhibit D is a determination of the U.S. Fixed Charge Threshold as at the end of the aforementioned [fiscal quarter OR fiscal year], together with particulars of each of the definitions and elements included in the determination of the U.S. Fixed Charge Threshold; and
(h)as at the end of the aforementioned [fiscal quarter OR fiscal year], the Liability Management Rating of each of the Canadian Borrower and, where applicable, its Material Subsidiaries in each Primary Jurisdiction is as follows:
Party                Primary Jurisdiction            Liability Management Rating

_______________    ____________________________    ________________________
I give this Compliance Certificate on behalf of the Canadian Borrower and in my capacity as the [●][insert title] of the Canadian Borrower, and no personal liability is created against or assumed by me in the giving of this Compliance Certificate.
Dated at [●], this [●] day of [●], [●].

BAYTEX ENERGY CORP.

Name:
Title:

C2

SCHEDULE D
CONVERSION NOTICE

TO:	[The Bank of Nova Scotia, as [Canadian Operating Lender] OR [U.S. Operating Lender]
AND TO:]
The Bank of Nova Scotia, in its capacity as agent of the [Canadian Syndicated Facility Lenders OR the U.S. Syndicated Facility Lenders] (the “Agent”) [Note: Insert addressees as the applicable Operating Lender and the Agent of the Lenders in the case of a Conversion under an Operating Facility and insert the Agent as the only addressee in the case of a Conversion under a Syndicated Facility]

DATE:

This Conversion Notice is delivered to you pursuant to the terms and conditions of the second amended and restated credit agreement made as of April 1, 2022 between Baytex Energy Corp., as Canadian Borrower, Baytex Energy USA, Inc., as U.S. Borrower, The Bank of Nova Scotia and the other Persons party thereto in their capacity as Lenders and the Agent and relating to the establishment of certain credit facilities in favour of the Canadian Borrower and the U.S. Borrower (as the same may be further amended, modified, supplemented or restated, the “Credit Agreement”). Unless otherwise expressly defined herein, capitalized terms set forth in this Conversion Notice shall have the respective meanings set forth in the Credit Agreement.
1.The [Canadian OR U.S.] Borrower hereby requests a Conversion as follows:
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(a)Conversion Date:

(b)Conversion of the following Loans under the referenced Credit Facility:

(i)Type of Loan and the applicable Credit Facility:

(ii)Amount being converted (if only part of the maturing Loan is being converted, please indicate [and specify aggregate face amount at maturity in the case of Bankers’ Acceptances]):

(iii)Interest Period maturity (for SOFR Loans [and Bankers’ Acceptances]):

INTO the following Loan under the same Credit Facility:

(iv)Type of Loan:

(v)Interest Period (specify term of SOFR Loans [and Bankers’ Acceptances]):

(vi)[Marketed by Borrower (for Bankers’ Acceptances) (specify “yes” or “no”; the Borrower will be deemed to have specified “no” if this line is left blank):]

(c)Payment, delivery or issuance instructions (if any):

[Note: Delete all square-bracketed wording above for Conversion Notices delivered by the U.S. Borrower.]

Yours very truly,

[BAYTEX ENERGY CORP. OR BAYTEX ENERGY USA, INC.]

Per:
Name:
Title:

Per:
Name:
Title:
D2

D3

SCHEDULE E
DRAWDOWN NOTICE

TO:	[The Bank of Nova Scotia, as [Canadian Operating Lender] OR [U.S. Operating Lender]
AND TO:]
The Bank of Nova Scotia, in its capacity as agent of the [Canadian Syndicated Facility Lenders OR the U.S. Syndicated Facility Lenders] (the “Agent”) [Note: Insert addressees as the applicable Operating Lender and the Agent of the Lenders in the case of a Drawdown under an Operating Facility and insert the Agent as the only addressee in the case of a Drawdown under a Syndicated Facility.]

DATE:

This Drawdown Notice is delivered to you pursuant to the terms and conditions of the second amended and restated credit agreement made as of April 1, 2022 between Baytex Energy Corp., as Canadian Borrower, Baytex Energy USA, Inc., as U.S. Borrower, The Bank of Nova Scotia and the other Persons party thereto in their capacity as Lenders and the Agent and relating to the establishment of certain credit facilities in favour of the Canadian Borrower and the U.S. Borrower (as the same may be further amended, modified, supplemented or restated, the “Credit Agreement”). Unless otherwise expressly defined herein, capitalized terms set forth in this Drawdown Notice shall have the respective meanings set forth in the Credit Agreement.
1.The [Canadian OR U.S.] Borrower hereby requests a Drawdown as follows:

(a)Drawdown Date:

(b)Amount of Drawdown:

(c)Type of Loan and the applicable Credit Facility [(if a Letter of Credit is requested under the Canadian Syndicated Facility, also specify whether it is to be a Fronted LC (including applicable Fronting Lender) or a POA LC)]:

(d)Interest Period (specify term for SOFR Loans[, Bankers’ Acceptances] and Letters of Credit):

(e)[Marketed by Borrower (for Bankers’ Acceptances) (specify “yes” or “no”; the Borrower will be deemed to have specified “no” if this line is left blank):]
[Note: Delete square-bracketed wording in subparagraphs (e) for Drawdown Notices delivered by the U.S. Borrower.]
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(f)Payment, delivery or issuance instructions (if any):

Yours very truly,

[BAYTEX ENERGY CORP. OR BAYTEX ENERGY USA, INC.]

Per:
Name:
Title:

E2

SCHEDULE F
REPAYMENT NOTICE

TO:	[The Bank of Nova Scotia, as [Canadian Operating Lender] OR [U.S. Operating Lender]
AND TO:]
The Bank of Nova Scotia, in its capacity as agent of the [Canadian Syndicated Facility Lenders OR the U.S. Syndicated Facility Lenders] (the “Agent”) [Note: Insert addressees as the applicable Operating Lender and the Agent of the Lenders in the case of a Repayment under an Operating Facility and insert the Agent as the only addressee in the case of a Repayment under a Syndicated Facility.]

DATE:

1.This Repayment Notice is delivered to you pursuant to the terms and conditions of the second amended and restated credit agreement made as of April 1, 2022 between Baytex Energy Corp. as Canadian Borrower, Baytex Energy USA, Inc., as U.S. Borrower, The Bank of Nova Scotia and the other Persons party thereto in their capacity as Lenders and the Agent and relating to the establishment of certain credit facilities in favour of the Canadian Borrower and the U.S. Borrower (as the same may be further amended, modified, supplemented or restated, the “Credit Agreement”). Unless otherwise expressly defined herein, capitalized terms set forth in this Repayment Notice shall have the respective meanings set forth in the Credit Agreement.
2.The [Canadian OR U.S.] Borrower hereby gives notice of a repayment as follows:

(a) Date of repayment:

(b)    Loan(s) and the applicable Credit Facility [(if a Letter of Credit is being repaid under the Canadian Syndicated Facility, also specify whether it is a Fronted LC (including applicable Fronting Lender) or a POA LC)]:

(c) Interest Period maturity (specify for SOFR Loans[, Bankers’ Acceptances] and Letters of Credit):

(d) Amount being repaid [(specify aggregate face amount at maturity in the case of Bankers’ Acceptances)]:

F1

Yours very truly,

[BAYTEX ENERGY CORP. OR BAYTEX ENERGY USA, INC.]

Per:
Name:
Title:
F2

SCHEDULE G
ROLLOVER NOTICE

TO:	[The Bank of Nova Scotia, as [Canadian Operating Lender] OR [U.S. Operating Lender]
AND TO:]
The Bank of Nova Scotia, in its capacity as agent of the [Canadian Syndicated Facility Lenders OR the U.S. Syndicated Facility Lenders] (the “Agent”) [Note: Insert addressees as the applicable Operating Lender and the Agent of the Lenders in the case of a Rollover under an Operating Facility and insert the Agent as the only addressee in the case of a Rollover under a Syndicated Facility.]

DATE:

1.This Rollover Notice is delivered to you pursuant to the terms and conditions of the second amended and restated credit agreement made as of April 1, 2022 between Baytex Energy Corp. as Canadian Borrower, Baytex Energy USA, Inc., as U.S. Borrower, The Bank of Nova Scotia and the other Persons party thereto in their capacity as Lenders and the Agent and relating to the establishment of certain credit facilities in favour of the Canadian Borrower and the U.S. Borrower (as the same may be further amended, modified, supplemented or restated, the “Credit Agreement”). Unless otherwise expressly defined herein, capitalized terms set forth in this Rollover Notice shall have the respective meanings set forth in the Credit Agreement.
2.The [Canadian OR U.S.] Borrower hereby requests a Rollover as follows:
G1

(a)Rollover Date:

(b)Amount of Rollover (if only part of a Loan is being rolled over, please indicate):

(c)Type of Loan and the applicable Credit Facility [(also specify (i) aggregate face amount at maturity, in the case of Bankers’ Acceptances and (ii) if Loan is a Letter of Credit and, if so, whether it is a Fronted LC (including applicable Fronting Lender) or a POA LC)]:

(d)New Interest Period (specify term of SOFR Loans[, Bankers’ Acceptances] and Letters of Credit):

(e)[Marketed by Borrower (for Bankers’ Acceptances) (specify “yes” or “no”; the Borrower will be deemed to have specified “no” if this line is left blank):]

(f)Payment, delivery or issuance instructions (if any):

[Note: Delete square-bracketed wording in subparagraphs (e) for Rollover Notices delivered by the U.S. Borrower.]

Yours very truly,

[BAYTEX ENERGY CORP. OR BAYTEX ENERGY USA, INC.]

Per:
Name:
Title:

Per:
Name:
Title:

G2

SCHEDULE H-1

BAYTEX ENERGY CORP.

GUARANTEE

MADE AS OF JUNE 4, 2014

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Headings	2
1.3	Number; persons; including	3
1.4	Interest Act (Canada)	3
1.5	Nominal Rates	3
ARTICLE 2 GUARANTEE		3
2.1	Guarantee of Obligations	3
2.2	Indemnity	3
2.3	Guarantor as Principal Obligor	3
2.4	Guarantee Absolute and Unconditional	4
2.5	Keepwell	5
ARTICLE 3 DEALINGS WITH THE BORROWERS, THE SUBSIDIARIES AND OTHERS		6
3.1	No Release	6
3.2	No Exhaustion of Remedies	6
3.3	Evidence of Obligations	6
3.4	No Set-off	6
ARTICLE 4 CONTINUING GUARANTEE		6
4.1	Continuing Guarantee	6
4.2	Revival of Indebtedness	7
ARTICLE 5 DEMAND FOR PAYMENT, EXPENSES AND INTEREST		7
5.1	Demand for Payment	7
5.2	Stay of Acceleration	7
5.3	Expenses	7
5.4	Interest	7
ARTICLE 6 SUBROGATION		8
6.1	Subrogation	8
ARTICLE 7 REPRESENTATIONS AND WARRANTIES; COVENANTS		8
7.1	Representations and Warranties	8
7.2	Effective Time of Repetition	9
7.3	Nature of Representations and Warranties	9
ARTICLE 8 POSTPONEMENT		9
8.1	Postponement	9
ARTICLE 9 GENERAL		9
9.1	Waiver of Notices	9
9.2	Benefit of the Guarantee	9
9.3	Foreign Currency Obligations	9
9.4	Taxes and Set-off by Guarantor	10
9.5	No Waiver; Remedies	10
9.6	Severability	10
9.7	Amendments and Waivers	10
9.8	Additional Security	10
9.9	Notices	11
H1-1

9.10	Assignment	11
9.11	Time of Essence	11
9.12	Financial Condition of the other Borrower and the Subsidiaries	11
9.13	Acknowledgement of Documentation	12
9.14	Entire Agreement	12
9.15	Governing Law	12
9.16	Attornment	12

BAYTEX ENERGY CORP.
GUARANTEE
THIS GUARANTEE is made as of June 4, 2014
WHEREAS the Guarantor has agreed to provide a guarantee with respect to the Credit Facility provided by the Lenders to the other Borrower pursuant to the Credit Agreement and with respect to the Lender Financial Instruments and the Cash Management Documents;
NOW THEREFORE, in consideration of the covenants and agreements herein contained, the sum of Cdn.$10.00 now paid by the Beneficiaries to the Guarantor and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the Guarantor hereby covenants and agrees with the Beneficiaries as follows:
Article 1 - INTERPRETATION
1.1Definitions
(a)In this Guarantee and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:
“Beneficiaries” means, collectively, the Lenders, the Hedging Affiliates, the Cash Managers and the Agent, and “Beneficiary” means any of the Lenders, the Hedging Affiliates, the Cash Managers or the Agent.
“Beneficiaries’ Counsel” means Blake, Cassels & Graydon LLP or such other firm of lawyers as may be selected by the Beneficiaries from time to time.
“Borrowers” means, collectively, Baytex Energy Corp., as Canadian Borrower, and its successors and, upon Aurora USA Oil & Gas, Inc. executing and delivering the Joinder Agreement, Aurora USA Oil & Gas, Inc., as U.S. Borrower, and its successors, and “Borrowers” means either of the foregoing.
“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.
“Credit Agreement” means the credit agreement made as of June 4, 2014 between Baytex Energy Corp., as Canadian Borrower, and upon Aurora USA Oil & Gas, Inc. executing and delivering the Joinder Agreement, Aurora USA Oil & Gas, Inc., as U.S. Borrower, The Bank of Nova Scotia and the other persons party thereto and such other persons as become parties thereto, as lenders, and The Bank of Nova Scotia as agent of such lenders, as the same may be amended, modified, supplemented or restated from time to time in accordance with the provisions thereof.
“Default Rate” means a rate per annum that is equal to (i) in respect of amounts due in Canadian Dollars, the rate of interest then payable under the Credit Agreement on Canadian Prime Rate Loans plus [redacted]% per annum or (ii) in respect of amounts due in United States Dollars, the rate of interest then payable under the Credit Agreement on U.S. Base Rate Loans plus [redacted]% per annum.
“Documents” means, collectively, the Documents as defined in the Credit Agreement together with any and all Lender Financial Instruments and any and all Cash Management Documents.
“Excluded Swap Obligations” means any Swap Obligation if, and to the extent that, all or a portion of the guarantee of the Guarantor pursuant hereto of, or the grant by the Guarantor of a security interest to secure, such Swap Obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of the Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the guarantee of the Guarantor pursuant hereto or the grant of such security interest becomes effective with respect to such Swap Obligation; provided that, if a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the
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portion of such Swap Obligation that is attributable to swaps for which such guarantee or security interest is or becomes illegal.
“Guarantee” means this guarantee, as amended, modified, supplemented or restated from time to time in accordance with the provisions hereof.
“Guarantor” means Baytex Energy Corp. and its successors.
“Obligations” means, collectively and at any time and from time to time (i) all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the U.S. Borrower and all other Subsidiaries of the Guarantor to the Agent and the Lenders under, pursuant or relating to the Credit Agreement and the other Documents and including the principal amount of all Loans and all interest, commissions, legal and other costs, charges and expenses payable by the U.S. Borrower under the Credit Agreement, (ii) all Lender Financial Instrument Obligations of or owing by the Subsidiaries to any and all Lenders and Hedging Affiliates (other than any Excluded Swap Obligations), and (iii) all Cash Management Obligations of or owing by the Subsidiaries to any and all Cash Managers, in each case whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again.
“Qualified Keepwell Provider” means, in respect of any Swap Obligation, each Borrower and each Material Subsidiary that, at the time the relevant guarantee (or grant of the relevant security interest, as applicable) becomes effective with respect to such Swap Obligation, has total assets exceeding U.S.$10,000,000 or otherwise constitutes an “eligible contract participant” under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another Person to qualify as an “eligible contract participant” with respect to such Swap Obligation at such time by entering into a keepwell or guarantee pursuant to Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.
“Swap Obligation” means, with respect to any Subsidiary, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.
(b)Capitalized words and phrases used in this Guarantee and the recitals hereto without express definition herein shall, unless something in the subject matter or context is inconsistent therewith, have the same defined meanings as are ascribed to such words and phrases in the Credit Agreement. For certainty, if the Credit Agreement ceases to be in force for any reason whatsoever, then for all purposes hereof the aforementioned capitalized words and phrases shall continue to have the same defined meanings set forth in the Credit Agreement as if such agreement remained in force in the form immediately prior to its ceasing to be in force.
1.2Headings
The division of this Guarantee into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Guarantee. The terms “this Guarantee”, “hereof”, “hereunder” and similar expressions refer to this Guarantee and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Guarantee.
1.3Number; Persons; including
Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing Persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa and words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.
1.4Interest Act (Canada)
Whenever a rate of interest hereunder is calculated on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of
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interest shall be expressed as a yearly rate for the purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.
1.5Nominal Rates
The principle of deemed reinvestment of interest shall not apply to any interest calculation under this Guarantee; all interest payments to be made hereunder shall be paid without allowance or deduction for deemed reinvestment or otherwise, before and after demand, default and judgment. The rates of interest specified in this Guarantee are intended to be nominal rates and not effective rates and any interest calculated hereunder shall be calculated using the nominal rate method and not the effective rate method of calculation.
Article 2 - GUARANTEE
2.1Guarantee of Obligations
The Guarantor hereby unconditionally and irrevocably guarantees to the Beneficiaries the payment and performance of all of the Obligations, together with interest thereon as provided in Section 5.4.
2.2Indemnity
If any or all of the Obligations are not duly paid or performed by the other Borrower or any Subsidiary, as applicable, and are not recoverable under Section 2.1 for any reason whatsoever, the Guarantor will, as a separate and distinct obligation, indemnify and save harmless the Beneficiaries from and against all losses resulting from the failure of such Borrower or such Subsidiary to pay and perform such Obligations.
2.3Guarantor as Principal Obligor
If any or all of the Obligations are not duly paid or performed by the other Borrower or any Subsidiary, as applicable, and are not recoverable under Section 2.1 or the Beneficiaries are not indemnified under Section 2.2, in each case, for any reason whatsoever, such Obligations shall, as a separate and distinct obligation, be recoverable by the Beneficiaries from the Guarantor as the primary obligor and principal debtor in respect thereof and shall be paid to the Beneficiaries forthwith after demand therefor as provided herein.
2.4Guarantee Absolute and Unconditional
The liability and obligations of the Guarantor hereunder shall be continuing, unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged, limited or otherwise affected by:
(a)any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any Obligation, security, person or otherwise, including any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release of any of the Obligations, covenants or undertakings of the Borrowers and the Subsidiaries under the Documents;
(b)any modification or amendment of or supplement to the Obligations;
(c)any loss of or in respect of any security held by or on behalf of the Beneficiaries, whether occasioned by the fault of the Beneficiaries or otherwise, including any release, non-perfection or invalidity of any such security;
(d)any change in the existence, structure, constitution, name, control or ownership of either Borrower, any Subsidiary or any other person, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting either Borrower, any Subsidiary or any other person or their respective assets;
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(e)the existence of any set-off, counterclaim, claim or other right which the Guarantor, either Borrower or any Subsidiary may have at any time against the Beneficiaries or any other person, whether in connection with the Credit Agreement, this Guarantee, any other Document or any unrelated transaction;
(f)any provision of applicable law purporting to prohibit or limit the payment by either Borrower or any Subsidiary, as applicable, of any Obligation, and the foregoing is hereby waived by the Guarantor to the extent permitted under applicable law;
(g)any limitation, postponement, prohibition, subordination or other restriction on the right of a Beneficiary or any other person on behalf of a Beneficiary to payment of the Obligations;
(h)any release, substitution or addition of any other guarantor of the Obligations;
(i)any defence arising by reason of any failure of any Beneficiary or any other person on a Beneficiary’s behalf to make any presentment, demand, or protest or to give any other notice, including notice of all of the following: acceptance of this Guarantee, partial payment or non-payment of all or any part of the Obligations and the existence, creation, or incurring of new or additional Obligations;
(j)any defence arising by reason of any failure of a Beneficiary or any other person on behalf of a Beneficiary to proceed against either Borrower, any Subsidiary or any other person, or to apply or exhaust any security held from either Borrower, any Subsidiary or any other person for the Obligations, to proceed against, apply or exhaust any security held from the Guarantor or any other person, or to pursue any other remedy available to the Beneficiaries or any other person on behalf of the Beneficiaries;
(k)any defence arising by reason of the invalidity, illegality or lack of enforceability of the Obligations or any part thereof or of any security or guarantee in support thereof, or by reason of any incapacity, lack of authority, or other defence of either Borrower, any Subsidiary or any other person, or by reason of any limitation, postponement or prohibition on a Beneficiary’s or other person on behalf of a Beneficiary’s rights to payment, or the cessation from any cause whatsoever of the liability of either Borrower, any Subsidiary or any other person with respect to all or any part of the Obligations (other than irrevocable payment to the Beneficiaries in full, in cash, of the Obligations), or by reason of any act or omission of the Beneficiaries or others which directly or indirectly results in the discharge or release of either Borrower, any Subsidiary or any other person or of all or any part of the Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;
(l)any defence arising by reason of the failure by a Beneficiary or any other person on behalf of a Beneficiary to obtain, register, perfect or maintain a Security Interest in or upon any property of either Borrower, any Subsidiary or any other person, or by reason of any interest of the Beneficiaries or any other person on behalf of the Beneficiaries in any property, whether as owner thereof or as holder of a Security Interest therein or thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment of any right or recourse to collateral;
(m)any defence arising by reason of the failure of the Beneficiaries or any other person on behalf of the Beneficiaries to marshal assets;
(n)to the extent permitted under applicable law, any defence based upon any failure of the Beneficiaries or any other person on behalf of the Beneficiaries to give to either Borrower, any Subsidiary or the Guarantor notice of any sale or other disposition of any property securing any or all of the Obligations or any other guarantee thereof, or any notice that may be given in connection with any sale or other disposition of any such property;
(o)any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against either Borrower, any Subsidiary or any other person, including any discharge or bar against collection of any of the Obligations; or
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(p)any other law, event or circumstance or any other act or failure to act or delay of any kind by either Borrower, any Subsidiary, the Beneficiaries or any other person, which might, but for the provisions of this Section, constitute a legal or equitable defence to or discharge, limitation or reduction of the Guarantor’s obligations hereunder, other than as a result of the payment or extinguishment in full of the Obligations.
The foregoing provisions apply and the foregoing waivers, to the extent permitted under applicable law, shall be effective even if the effect of any action or failure to take action by the Beneficiaries or any other person on behalf of the Beneficiaries is to destroy or diminish the Guarantor’s subrogation rights, the Guarantor’s right to proceed against either Borrower or any Subsidiary for reimbursement, the Guarantor’s right to recover contribution from any other guarantor or any other right or remedy of the Guarantor.
2.5Keepwell
To the extent that the Guarantor is a Qualified Keepwell Provider, the Guarantor jointly and severally with each other Qualified Keepwell Provider, absolutely, unconditionally, and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each Subsidiary to honor all of its obligations under the guarantees they have provided in favour of the Agent and the other Beneficiaries in respect of any Lender Financial Instrument Obligation which is a Swap Obligation (provided, however, that the Guarantor shall only be liable under this Section 2.5 for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 2.5, or otherwise under this Guarantee, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of the Guarantor under this Section 2.5 shall remain in full force and effect until all Obligations have been paid in full. The Guarantor intends that this Section 2.5 constitute, and this Section 2.5 shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of each Subsidiary for all purposes of section 1a(18)(A)(v)(II) of the Commodity Exchange Act.
Article 3 - DEALINGS WITH THE BORROWERS, THE SUBSIDIARIES AND OTHERS
3.1No Release
The Beneficiaries, without releasing, discharging, limiting or otherwise affecting in whole or in part the Guarantor’s liability and obligations hereunder, may:
(a)grant time, renewals, extensions, indulgences, releases and discharges to either Borrower, any Subsidiary or any other guarantor or endorser;
(b)take or abstain from taking security or collateral from either Borrower, any Subsidiary or any other guarantor or endorser or from perfecting security or collateral of either Borrower, any Subsidiary or any other guarantor or endorser;
(c)accept compromises from either Borrower, any Subsidiary or any other guarantor or endorser;
(d)subject to the Credit Agreement and the other Documents, apply all money at any time received from either Borrower or any Subsidiary or from security upon such part of the Obligations as the Beneficiaries may see fit or change any such application in whole or in part from time to time as the Beneficiaries may see fit; or
(e)otherwise deal with either Borrower, any Subsidiary and all other persons and security as the Beneficiaries may see fit.
3.2No Exhaustion of Remedies
The Beneficiaries shall not be bound or obligated to exhaust their recourse against either Borrower, any Subsidiary or other persons or any securities or collateral they may hold or take any other action (other than to make demand pursuant to Article 5) before the Beneficiaries shall be entitled to demand, enforce and collect payment from the Guarantor hereunder.
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3.3Evidence of Obligations
Any account settled or stated in writing by or between a Beneficiary or the Beneficiaries, as the case may be, and either Borrower or any Subsidiary, as applicable, shall be prima facie evidence that the balance or amount thereof appearing due to the same is so due.
3.4No Set-off
In any claim by the Beneficiaries against the Guarantor hereunder, the Guarantor shall not claim or assert any set-off, counterclaim, claim or other right that any of the Borrowers, any Subsidiary or the Guarantor may have against one or more of the Beneficiaries.
Article 4 - CONTINUING GUARANTEE
4.1Continuing Guarantee
This Guarantee shall be a continuing guarantee and shall continue to be effective even if at any time any payment of any of the Obligations is rendered unenforceable or is rescinded or must otherwise be returned by any Beneficiary for any reason whatsoever (including the insolvency, bankruptcy or reorganization of either Borrower or any Subsidiary, as applicable), all as though such payment had not been made.
4.2Revival of Indebtedness
If at any time, all or any part of any payment previously received by a Beneficiary and applied to any Obligation must be rescinded or returned by the Beneficiary for any reason whatsoever (including the insolvency, bankruptcy or reorganization of either Borrower or any Subsidiary, as applicable), such Obligation shall, for the purpose of this Guarantee, to the extent that such payment must be rescinded or returned, be deemed to have continued in existence, notwithstanding such application by the Beneficiary, and this Guarantee shall continue to be effective or be reinstated, as the case may be, as to such Obligation as though such application by the Beneficiary had not been made.
Article 5 - DEMAND FOR PAYMENT, EXPENSES AND INTEREST
5.1Demand for Payment
The Beneficiaries shall be entitled to make demand upon the Guarantor at any time during the continuance of an Event of Default and upon any such demand the Beneficiaries may treat all Obligations as due and payable and may forthwith collect from the Guarantor all Obligations. The Guarantor shall make payment to or performance in favour of the Beneficiaries of all Obligations forthwith after demand therefor is made upon the Guarantor by the Beneficiaries as aforesaid.
5.2Stay of Acceleration
If acceleration of the time for payment of any amount payable by either Borrower or any Subsidiary, as applicable, in respect of the Obligations is stayed upon the insolvency, bankruptcy, arrangement or reorganization of such Borrower or such Subsidiary or any moratorium affecting the payment of the Obligations, all such amounts that would otherwise be subject to acceleration shall nonetheless be payable by the Guarantor hereunder forthwith on demand by the Beneficiaries.
5.3Expenses
The Guarantor shall pay to the Beneficiaries all reasonable out of pocket costs and expenses, including all reasonable legal fees (on a solicitor and his own client basis) and other expenses incurred by the Beneficiaries from time to time in the enforcement, realization and collection of or in respect of this Guarantee. All such amounts shall be payable by the Guarantor on demand by the Beneficiaries.
5.4Interest
Any payment obligation comprised in the Obligations guaranteed hereunder which is not paid when due hereunder shall bear interest, to the extent not already included in the Obligations, both before
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and after default or judgment, from the date of demand pursuant to Section 5.1 to the date of payment at the rate or rates provided in the relevant Document for such Obligations or, in the event no such rate is provided for therein, at a rate per annum that is equal to the Default Rate. Any other amounts payable pursuant hereto, including pursuant to Section 5.3, which are not paid when due hereunder shall bear interest, both before and after default or judgment, from the date of demand pursuant to Section 5.1 to the date of payment or reimbursement thereof by the Guarantor at a rate per annum that is equal to the Default Rate. All such interest shall accrue daily and shall be payable by the Guarantor on demand by the Beneficiaries.
Article 6 - SUBROGATION
6.1Subrogation
(a)Until all the Obligations have been irrevocably paid in full in cash, the Guarantor shall have no right of subrogation to, and waives to the fullest extent permitted by applicable law, any right to enforce any remedy which the Beneficiaries now have or may hereafter have against either Borrower or any Subsidiary, as applicable, in respect of the Obligations, and until such time the Guarantor waives any benefit of, and any right to participate in, any security, now or hereafter held by the Beneficiaries for the Obligations.
(b)If (i) the Guarantor performs or makes payment to the Beneficiaries of all amounts owing by the Guarantor under this Guarantee, and (ii) the Obligations are performed and irrevocably paid in full then the Beneficiaries will, at the Guarantor’s request, execute and deliver to the Guarantor appropriate documents, without recourse and without representation and warranty, necessary to evidence the transfer by subrogation to the Guarantor of the Beneficiaries’ interest in the Obligations and any security held therefor resulting from such performance or payment by the Guarantor.
Article 7 - REPRESENTATIONS AND WARRANTIES; COVENANTS
7.1Representations and Warranties
The Guarantor represents and warrants as follows to each of the Beneficiaries and acknowledges and confirms that each of the Beneficiaries is relying upon such representations and warranties:
(a)Status and Authority
It is a corporation duly incorporated and existing under the laws of the Province of Alberta and has all authority, capacity and powers and all material Governmental Authorizations required to carry on its business as now conducted.
(b)Valid Authorization
The execution, delivery and performance by the Guarantor of this Guarantee and each of the Documents to which it is a party (i) is within the Guarantor’s authority, capacity and power, (ii) has been duly authorized by all necessary corporate and other action, (iii) requires no Governmental Authorization or action by or in respect of, or filing with, any Governmental Authority, and (iv) does not contravene or constitute a default under any provision of applicable law, or any agreement or any judgment, injunction, order, decree or other instrument binding upon the Guarantor or result in the creation or imposition of any Security Interest on any asset of the Guarantor or any of its Subsidiaries.
(c)Enforceability of Documents
This Guarantee and each of the other Documents to which the Guarantor is a party constitute valid and legally binding obligations of the Guarantor, enforceable against the Guarantor in accordance with their respective terms subject to applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors’ rights and to the fact that equitable remedies are only available in the discretion of the court.
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7.2Effective Time of Repetition
All representations and warranties, when repeated or deemed to be repeated hereunder, shall be construed with reference to the facts and circumstances existing at the time of repetition, unless they are stated herein to be made as at the date hereof.
7.3Nature of Representations and Warranties
The representations and warranties set out in this Guarantee or deemed to be made pursuant hereto shall survive the execution and delivery of this Guarantee notwithstanding any investigations or examinations which may be made by the Beneficiaries or Beneficiaries’ Counsel. Such representations and warranties shall survive until this Guarantee has been terminated.
Article 8 - POSTPONEMENT
8.1Postponement
Upon the occurrence and during the continuance of an Event of Default, all debts, liabilities and obligations, present and future of either Borrower or any Subsidiary, as applicable, to or in favour of the Guarantor shall be and are hereby postponed and subordinated to the prior payment and performance in full of the Obligations. All money received by the Guarantor in respect of such debts, liabilities and obligations during the continuance of an Event of Default shall be received and held in trust for the benefit of the Beneficiaries and upon demand hereunder shall be forthwith paid over to the Beneficiaries, the whole without in any way lessening or limiting the liability and obligations of the Guarantor hereunder and this postponement is independent of the Guarantee and shall remain in full force and effect until payment and performance in full of the Obligations and all obligations of the Guarantor under this Guarantee.
Article 9 - GENERAL
9.1Waiver of Notices
The Guarantor hereby waives promptness, diligence, presentment, demand of payment, notice of acceptance and any other notice with respect to this Guarantee and the obligations guaranteed hereunder, except for the demand pursuant to Section 5.1.
9.2Benefit of the Guarantee
This Guarantee shall enure to the benefit of the respective successors and permitted assigns of the Beneficiaries and be binding upon the successors of the Guarantor.
9.3Foreign Currency Obligations
The Guarantor shall make payment relative to each Obligation in the currency (the “original currency”) in which either Borrower or any Subsidiary, as applicable, is required to pay such Obligation. If the Guarantor makes payment relative to any Obligation to the Beneficiaries in a currency (the “other currency”) other than the original currency (whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment shall constitute a discharge of the liability of the Guarantor hereunder in respect of such Obligation only to the extent of the amount of the original currency which the Beneficiaries are able to purchase with the amount of other currency they receive on the date of receipt in accordance with normal practice. If the amount of the original currency which the Beneficiaries are able to purchase is less than the amount of such currency originally due in respect of the relevant Obligation, the Guarantor shall indemnify and save the Beneficiaries harmless from and against any loss or damage arising as a result of such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Guarantee, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Beneficiaries and shall continue in full force and effect notwithstanding any judgment or order in respect of any amount due hereunder or under any judgment or order. A certificate of a Beneficiary as to any such loss or damage shall constitute prima facie evidence thereof, in the absence of manifest error.
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9.4Taxes and Set-off by Guarantor
All payments by the Guarantor under this Guarantee, whether in respect of principal, interest, interest on overdue and unpaid interest, fees or any other Obligations, shall be made in full without any deduction or withholding (whether in respect of set-off, counterclaim, duties, Taxes, charges or otherwise whatsoever) unless the Guarantor is prohibited by applicable laws from doing so, in which event the Guarantor shall:
(a)ensure that the deduction or withholding does not exceed the minimum amount legally required;
(b)forthwith pay to the Beneficiaries such additional amount so that the net amount received by the Beneficiaries will equal the full amount which would have been received by it had no such deduction or withholding been made;
(c)pay to the relevant taxation or other authorities, within the period for payment required by applicable laws, the full amount of the deduction or withholding (including the full amount of any deduction or withholding from any additional amount paid pursuant to this Section); and
(d)furnish to the Beneficiaries promptly, as soon as available, an official receipt of the relevant taxation or other authorities involved for all amounts deducted or withheld as aforesaid.
9.5No Waiver; Remedies
No failure on the part of the Beneficiaries to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude the other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.
9.6Severability
If any provision of this Guarantee is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect.
9.7Amendments and Waivers
Any provision of this Guarantee may be amended, waived or a consent given in respect thereof with the concurrence of the Guarantor and the Agent on behalf of the Beneficiaries. Any waiver and any consent by the Agent on behalf of the Beneficiaries under any provision of this Guarantee must be in writing signed by the Agent and may be given subject to any conditions thought fit by the Agent. Any waiver or consent shall be effective only in the instance and for the purpose for which it is given.
9.8Additional Security
This Guarantee is in addition and without prejudice to any security of any kind (including, without limitation, other guarantees) now or hereafter held by the Beneficiaries or any person on behalf of the Beneficiaries and any other rights or remedies they might have.
9.9Notices
Any demand, notice or other communication (hereinafter in this Section referred to as a “Communication”) to be given in connection with this Guarantee shall be given in writing and may be given by personal delivery, facsimile or by registered mail addressed to the recipient as follows:
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To the Agent on behalf of the Beneficiaries as follows:
The Bank of Nova Scotia, as Agent
Global Banking and Markets – Loan Syndications
40 King Street West, 62nd Floor
Toronto, Ontario
M5W 2X6
Facsimile No.:    Head – Agency Services
Attention:    [redacted]
To the Guarantor:
Baytex Energy Corp.
Centennial Place, East Tower
Suite 2800, 520 - 3rd Avenue S.W.
Calgary, Alberta
T2P 0R3
Facsimile No.:    [redacted]
Attention:    Chief Financial Officer
or such other address or electronic communication number as may be designated by notice by any party to the other. Any Communication given by personal delivery or facsimile transmission shall be conclusively deemed to have been given on the day of actual delivery or transmittal thereof and, if given by registered mail, on the third day following the deposit thereof in the mail. If the party giving any Communication knows or ought reasonably to know of any difficulties with the postal system which might affect the delivery of mail, any such Communication shall not be mailed but shall be given by personal delivery or facsimile transmission.
9.10Assignment
The rights of the Beneficiaries under this Guarantee may be assigned by the Beneficiaries in accordance with the provisions of the Credit Agreement and without the consent of the Borrowers, the Subsidiaries or the Guarantor during the continuance of an Event of Default and, at all other times, with the prior written consent of the Guarantor (such consent not to be unreasonably withheld). Subject to Section 10.2(j) of the Credit Agreement, the Guarantor may not assign its obligations under this Guarantee without the prior written consent of the Agent (which consent may be withheld in its sole discretion).
9.11Time of Essence
Time is of the essence with respect to this Guarantee and the time for performance of the obligations of the Guarantor under this Guarantee may be strictly enforced by the Beneficiaries.
9.12Financial Condition of the other Borrower and the Subsidiaries
The Guarantor is fully aware of the financial condition of the other Borrower and each of the Subsidiaries and acknowledges that it shall receive a benefit from the Beneficiaries entering into the Documents to which the Beneficiaries are a party. The Guarantor assumes all responsibility for being and keeping itself informed of the other Borrower’s and each of the Subsidiaries’ financial condition and assets, and of all other circumstances bearing upon the risk of non-payment or non-performance of the Obligations and the nature, scope and extent of the risks which Guarantor assumes and incurs hereunder, and agrees that the Beneficiaries shall not have a duty to advise Guarantor of information known to any of them regarding such circumstances or risks.
9.13Acknowledgement of Documentation
The Guarantor hereby acknowledges receipt of a true and complete copy of the Documents and all of the terms and conditions thereof.
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9.14Entire Agreement
This Guarantee, the Credit Agreement and the other Documents constitute the entire agreement between the Beneficiaries and the Guarantor with respect to the subject matter hereof and cancel and supersede any prior understandings and agreements between such parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, expressed, implied or statutory, between such parties other than as expressly set forth herein or therein.
9.15Governing Law
This Guarantee shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.
9.16Attornment
The Guarantor and each of the Beneficiaries hereby attorn and submit to the jurisdiction of the courts of the Province of Alberta in regard to legal proceedings relating to this Guarantee. For the purpose of all such legal proceedings, the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this Guarantee. Notwithstanding the foregoing, nothing in this Section shall be construed nor operate to limit the right of the Guarantor or the Beneficiaries to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.
[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF the Guarantor has executed this Guarantee.

BAYTEX ENERGY CORP.
Per:
Name:
Title:
Per:
Name:
Title:
12

SCHEDULE H-2
FLOATING CHARGE DEMAND DEBENTURE
(BAYTEX ENERGY CORP.)

Principal Sum:	$3,000,000,000 Canadian Dollars

Interest Rate:	20.0% per annum

Date:	March 31, 2016

Article 1 - PROMISE TO PAY
Promise to Pay
For value received, the undersigned (the “Debtor”) hereby acknowledges itself indebted and promises to pay ON DEMAND to or to the order of The Bank of Nova Scotia in its capacity as agent (in such capacity, the “Agent”) for and on behalf of (a) The Bank of Nova Scotia and such other persons as may become lenders (collectively, the “Lenders” and, individually, a “Lender”) under the credit agreement made as of June 4, 2014 and amended and restated as of March 31, 2016 between the Debtor, as Canadian borrower, Baytex Energy USA, Inc., as United States borrower, the Lenders and the Agent (as the same may be further amended, modified, supplemented or restated from time to time), and (b) all Hedging Affiliates (as defined in such credit agreement) of each Lender, for the benefit of the Agent, the Lenders and such Hedging Affiliates (collectively, the “Beneficiaries”), the principal sum herein stipulated on presentation and surrender of this debenture at the Agent’s offices at The Bank of Nova Scotia, Global Banking and Markets – Global Loan Syndications, 40 King Street West, 55th Floor, Toronto, Ontario, M5H 1H1, or at such other place as the Agent may designate by notice in writing to the Debtor, and to pay interest thereon from the date hereof at the rate per annum herein stipulated in like money at the same place monthly on the last day of each month; and, if the Debtor should at any time make default in the payment of any principal or interest to pay interest on the amount in default both before and after demand, default and judgment at the same rate in lawful money of Canada at the same place.
The Agent, on behalf of the Beneficiaries, is the Person entitled to receive the principal of and interest on this debenture and all other amounts payable hereunder.
Article 2 - CHARGE
Charge
2.1     As security for the due payment of all money payable hereunder and all other obligations hereunder, the Debtor hereby charges, as and by way of a first floating charge to and in favour of the Agent and its successors and assigns, for the benefit of the Beneficiaries and their respective successors and permitted assigns, all of the undertaking, property and assets of the Debtor, both present and future, of every nature and kind and wherever situate including, without limitation, all of its present and future personal and real property, goodwill, trade-marks, inventions, processes, patents and patent rights, materials, supplies, inventories, motor vehicles, trucks, trailers, machinery, implements, equipment and apparatus of every kind, furniture, rent, revenues, income, money, rights, powers, privileges, franchises, benefits, amenities, contracts, agreements, leases of real and personal property, licenses, permits, book debts, accounts receivable, negotiable and non-negotiable instruments, judgments, securities, choses in action, unpaid capital and all other property and things of value of every kind and nature, tangible and intangible, legal or equitable, which the Debtor now has, may be possessed of, entitled to, or acquire, by way of amalgamation or otherwise, now or hereafter and any and all proceeds of any of the foregoing.
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In this debenture, the mortgages, assignments and charges created and provided for are collectively called the “Charge” and the subject matter of the Charge is called the “Charged Premises”.
Dealings in the Ordinary Course
2.2    Subject to Section 3.1 hereof and until the Charge becomes enforceable, the Debtor may dispose of or deal with the property and assets subjected to the Charge in the ordinary course of business and for the purpose of carrying on the same, so that purchasers thereof or parties dealing with the Debtor take title thereto free and clear of the Charge.
Last Day
2.3    The Charge shall not extend or apply to the last day of the term of any lease or agreement to lease but upon the enforcement of the Charge the Debtor shall stand possessed of such last day in trust for the Agent to assign the same to any person acquiring such term in the course of enforcement of the Charge.
Exception for Certain Contractual Rights
2.4    The Charge does not and shall not extend to, and the Charged Premises shall not include, any agreement, right, franchise, licence or permit (the “Contractual Rights”) to which the Debtor is a party or of which the Debtor has the benefit, to the extent that the creation of the Charge herein would constitute a breach of the terms of or permit any person to terminate the Contractual Rights, but the Debtor shall hold its interest therein in trust for the Agent and shall assign such Contractual Rights to the Agent forthwith upon obtaining the consent of all other parties thereto. The Debtor agrees that it shall, upon the request of the Agent, use all commercially reasonable efforts to obtain any consent required to permit any Contractual Rights to be subjected to the Charge herein.
Crystallization Against Real Property
2.5    In respect of real property (and interests therein) subject to the floating charge created by Section 2.1, such floating charge shall become a fixed charge against such property and interests upon the earlier of (a) the Charge becoming enforceable in accordance with Section 4.1 and the Agent giving written notice to the Debtor that the indebtedness secured thereby is forthwith due and payable and that the floating charge has become a fixed charge on the real property and interests therein charged thereby, and (b) the occurrence of any other event which by operation of law would result in the floating charge becoming a fixed charge on the real property and interests therein of the Debtor charged thereby.
Article 3 - NEGATIVE PLEDGE
Negative Pledge
3.1    Except as has otherwise been agreed in writing with the Agent and the Lenders, the Debtor shall not create, assume, have outstanding or permit to exist, except in favour of the Agent, any mortgage, charge, pledge, lien, assignment by way of security, security interest or other encumbrance on any part of the Charged Premises.
Article 4 - DEFAULT AND REMEDIES
Default
4.1    If the Debtor makes default in the payment of principal, interest or any other amount payable hereunder or in the due performance of the terms and conditions of Section 3.1 hereof, the Charge shall immediately become enforceable.
Remedies
4.2    (1)    Whenever the Charge has become enforceable, the Agent may realize upon the Charged Premises and shall have the following rights and remedies, which rights and remedies may be exercised from time to time separately or in combination and are in addition to and not in substitution for any other rights or remedies the Beneficiaries may have:
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(a)the Agent may by appointment in writing appoint a receiver or receiver and manager (each herein referred to as the “Receiver”) of the Charged Premises and may remove or replace such Receiver from time to time or may institute proceedings in any court of competent jurisdiction for the appointment of a Receiver of the Charged Premises or any part thereof; and the term “Agent” when used in this Section 4.2 shall include any Receiver so appointed and the agents, officers and employees of such Receiver;
(b)the Agent may take possession of the Charged Premises and require the Debtor to make the Charged Premises available to the Agent;
(c)the Agent may take such steps as it considers desirable to maintain, preserve or protect the Charged Premises;
(d)the Agent may carry on or concur in the carrying on of all or any part of the business of the Debtor relating to the Charged Premises;
(e)the Agent may enforce any rights of the Debtor in respect of the Charged Premises by any manner permitted by law;
(f)the Agent may sell, lease or otherwise dispose of the Charged Premises by judicial sale, by foreclosure, by public auction, by private tender or by private sale either for cash or upon credit upon such terms and conditions as the Agent may determine and without notice to the Debtor unless required by law and may execute and deliver to the purchaser or purchasers of the Charged Premises or any part thereof a good and sufficient deed or conveyance or deeds or conveyances for the same, any Vice President, Manager or Director of the Agent being hereby constituted the irrevocable attorney of the Debtor for the purpose of making such sale and executing such deeds or conveyances, and any such sale made as aforesaid shall be a perpetual bar both in law and in equity against the Debtor and all other persons claiming all or any part of the Charged Premises by, from, through or under the Debtor;
(g)the Agent may accept the Charged Premises in satisfaction or partial satisfaction of the Charge upon notice to the Debtor of its intention to do so in the manner required by law;
(h)the Agent may borrow money on the security of the Charged Premises for the purpose of the carrying on of the business of the Debtor or for the maintenance, preservation, protection or realization of the Charged Premises in priority to the Charge;
(i)the Agent may perform any obligation, covenant or provision under the credit agreement referred to herein and the entire costs thereof are a charge on the Charged Premises and shall be added to the amounts due hereunder and shall be secured by the Charge; and
(j)the Agent may exercise any other right or remedy permitted by law or equity, including, without limitation, all rights and remedies of a secured party under the Personal Property Security Act (Alberta) or any similar personal property legislation of any jurisdiction in which any of the Charged Premises is located or which, by operation of law, governs or is deemed to govern the Charged Premises.
(2) The Debtor further agrees with the Agent that:
(a)the Beneficiaries shall not be liable or responsible for any failure to seize, collect, realize, sell or obtain payment of the Charged Premises and shall not be bound to institute proceedings or to take other steps for the purpose of seizing, collecting, realizing or obtaining possession or payment of the Charged Premises or for the purpose of preserving any rights of the Beneficiaries, the Debtor or any other person, firm or corporation in respect of the Charged Premises;
(b)the Beneficiaries may grant extensions of time, take, abstain from taking and perfecting and give up securities, accept compositions, grant releases and discharges, release any part of the Charged Premises and otherwise deal with the Debtor, debtors of the Debtor, sureties and others and with the Charged Premises and other securities as the Agent
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may see fit without prejudice to the liability of the Debtor to the Beneficiaries or the Beneficiaries’ rights hereunder;
(c)to facilitate the realization of the Charged Premises, the Agent may enter upon, occupy and use all or any of the premises, buildings and plant comprising the Charged Premises and use all or any of the equipment and other personal property of the Debtor for such time as the Agent requires to facilitate such realization, free of charge (as between the Debtor and the Agent), and the Beneficiaries shall not be liable to the Debtor for any neglect in so doing (other than gross negligence or wilful misconduct on the part thereof) or in respect of any rent, charges or depreciation in connection with such actions;
(d)the Agent may charge on its own behalf and pay to others all reasonable amounts for expenses incurred and for services rendered in connection with the exercise of the rights and remedies of the Beneficiaries hereunder, including, without limiting the generality of the foregoing, reasonable legal, Receiver and accounting fees and expenses, and in every such case the amounts so paid together with all costs, charges and expenses incurred in connection therewith shall be added to the amounts due hereunder and shall be secured by the Charge;
(e)the Agent may discharge any claim, lien, mortgage, charge, security interest, encumbrance or any rights of others that may exist or be threatened against the Charged Premises, and in every such case the amounts so paid together with costs, charges and expenses incurred in connection therewith shall be added to the amounts due hereunder and shall be secured by the Charge; and
(f)any proceeds of realization of the Charged Premises may be applied by the Agent to the payment of expenses in connection with the preservation and realization of the Charged Premises as above described and any balance of such proceeds shall be applied by the Agent to payment of any amount owing by the Debtor to the Agent and the other Beneficiaries in such order as the Agent may see fit; if there is any surplus remaining, it may be paid to any person having a claim thereto in priority to the Debtor of whom the Agent has knowledge and may be applied or retained as reserves against potential claims that the Agent or the Receiver in good faith believes should be maintained and the balance remaining, if any, shall (subject to applicable law) be paid to the Debtor.
(3)    Any Receiver shall be entitled to exercise all rights and powers of the Agent hereunder. To the extent permitted by law, any Receiver shall for all purposes be deemed to be the agent of the Debtor and not of the Agent and the Debtor shall be solely responsible for the Receiver’s acts or defaults and remuneration.
(4)    The Debtor hereby irrevocably appoints the Agent attorney on its behalf to sell or transfer the Charged Premises and to execute all instruments, and do all acts, matters and things that may be necessary for carrying out the powers hereby given and for the recovery of all rents and sums of money that may become or are now due or owing to the Debtor in respect of the Charged Premises and for the enforcement of all contracts, covenants or conditions binding on any lessee or occupier of the Charged Premises or on any person in respect of it and this appointment shall take effect if the Charge has become enforceable.
Article 5 - GENERAL
Expenses
5.1    The Debtor shall pay to the Agent forthwith on demand all reasonable costs, charges and expenses, including all reasonable legal fees, incurred by the Agent in connection with the recovery or enforcement of payment of any moneys owing hereunder whether by realization or otherwise. All such sums, together with interest thereon at the rate set forth in this debenture, shall be added to the amount payable hereunder and shall be secured by the Charge.
Pledge of Debenture
5.2    This debenture may be pledged by the Debtor as security for its indebtedness and liabilities. While this debenture is so pledged, no payment by the Debtor of the whole or any part of any
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indebtedness secured by this debenture shall reduce the amount owing under this debenture unless specifically appropriated to and noted on this debenture by the Agent at the time of payment.
Not Negotiable
5.3    This debenture is not a negotiable instrument and the rights created hereunder which are exercisable by any holder hereof other than the Agent are no greater than the rights of the Agent, and any holder hereof is subject to the same obligations, duties, liabilities and defences as the Agent would have been subject to.
No Waiver, Remedies
5.4    No failure on the part of the Beneficiaries or the Agent on their behalf to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude the other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.
Notices
5.5    Any demand, notice or communication to be made or given hereunder shall be in writing and may be made or given by personal delivery, by transmittal, by facsimile transmission or other electronic means of communication addressed to the Debtor as follows:
Baytex Energy Corp.
Centennial Place, East Tower
Suite 2800, 520 - 3rd Avenue S.W.
Calgary, Alberta T2P 0R3

Attention:    Chief Financial Officer
Facsimile:    [redacted]

or to such other address or electronic communication number as the Debtor may from time to time notify the Agent in writing. Any demand, notice or communication made or given by personal delivery or by facsimile transmission or other electronic means of communication shall be conclusively deemed to have been made or given on the day of actual delivery or transmittal thereof.
Additional Security
5.6    This debenture and the Charge shall be and shall be deemed to have been given in addition to and not in place of any other security now or hereafter held or acquired by the Beneficiaries.
Headings; References to Debenture
5.7    The division of this debenture into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this debenture. The terms “this debenture”, “hereof”, “hereunder” and similar expressions refer to this debenture and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, reference herein to Articles and Sections are to Articles and Sections of this debenture.
Number; Gender; Persons
5.8    In this debenture words importing the singular number only shall include the plural and vice versa, words importing any gender shall include all genders and words importing Persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.
Governing Law
5.9    This debenture shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.
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Attornment
5.10    The Debtor hereby attorns and submits to the non-exclusive jurisdiction of the courts of the Province of Alberta. For the purpose of all legal proceedings, this debenture shall be deemed to have been performed in the Province of Alberta and the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this debenture. Notwithstanding the foregoing, nothing herein shall be construed nor operate to limit the right of the Debtor or the Beneficiaries to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.
Benefit of the Debenture
5.11    This debenture shall be binding upon the successors and permitted assigns of the Debtor (including, without limitation, any corporation resulting from an amalgamation with the Debtor) except that the Debtor may not assign its obligations under this debenture without the prior written consent of the Agent. This debenture shall benefit the successors and permitted assigns of the Beneficiaries.
Time of the Essence
5.12    Time shall be of the essence with regard to this debenture.
Discharge
5.13    The Debtor shall not be discharged from the Charge, this debenture or any of its obligations hereunder except by a release or discharge in writing signed by the Agent.
Waiver of Financing Statement, Etc.
5.14    The Debtor hereby waives the right to receive from the Agent or the other Beneficiaries a copy of any financing statement, financing change statement or other statement or document filed or registered at any time in respect of this debenture or any verification statement or other statement or document issued by any registry that confirms or evidences registration of or relates to this debenture.
No Merger
5.15    No item or part of this debenture shall be merged or be deemed to have been merged in or by any documents, instruments or acknowledgements delivered in connection with this debenture or the credit agreement referred to herein, or any simple contract debt or any judgment, and any realization of or steps taken under or pursuant to any security, instrument or agreement shall be independent of and not create a merger with any other right available to the Beneficiaries under any security, instruments or agreements held by it or at law or in equity. No obligation of the Debtor hereunder shall merge in any judgment relating to any such obligation.
Saskatchewan Waiver
5.16    The Debtor agrees that:
(a)The Land Contract (Actions) Act (Saskatchewan) shall have no application to any action, as defined in that Act, with respect to this debenture or any agreement renewing, extending or collateral to this debenture; and
(b)The Limitation of Civil Rights Act (Saskatchewan) shall have no application to:
(i)this debenture;
(ii)any mortgage, charge or other security made, given or created by this debenture;
(iii)any agreement or instrument renewing or extending or collateral to this debenture or renewing or extending or collateral to any mortgage, charge or other security referred to or mentioned in sub-division (ii) of this subparagraph (b) of this paragraph; or
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(iv)the rights, powers, remedies of the Agent and of the other Beneficiaries under this debenture or under any mortgage, charge, other security, agreement or instrument referred to or mentioned in sub-division (ii) or sub-division (iii) of the subparagraph (b) of this paragraph.
[Remainder of Page Intentionally Left Blank]

7

IN WITNESS WHEREOF the Debtor has executed this debenture.

BAYTEX ENERGY CORP.
Per:
Name:
Title:
Per:
Name:
Title:

8

SCHEDULE H-3
THIS DEBENTURE PLEDGE AGREEMENT MADE AS OF MARCH 31, 2016;
(BAYTEX ENERGY CORP.)
Description of Floating Charge Demand Debenture

Principal Sum:	$3,000,000,000 Canadian Dollars

Interest Rate:	20.0% per annum

Date:	March 31, 2016

WHEREAS:
A.    The Bank of Nova Scotia and such other persons as may become lenders (collectively, the “Lenders”) and The Bank of Nova Scotia in its capacity as agent on behalf of the Lenders (in that capacity, the “Agent”) have entered into a credit agreement with Baytex Energy Corp. (the “Debtor”), as Canadian Borrower, and Baytex Energy USA, Inc., as U.S. Borrower, made as of June 4, 2014 and amended and restated as of March 31, 2016 (as the same may be further amended, modified, supplemented or restated from time to time, the “Credit Agreement”) pursuant to which the Lenders have agreed to make certain credit facilities available to the Debtor;
B.    The Debtor has executed and delivered to the Agent, the Lenders, the Hedging Affiliates and the Cash Managers a Guarantee made as of June 4, 2014 (as amended, modified, supplemented or restated from time to time, the “Guarantee”) wherein, inter alia, the Debtor has guaranteed all present and future “Obligations” (as defined in the Guarantee);
C.    In order to secure the payment and performance of all present and future Obligations (as hereinafter defined) of the Debtor to the Agent, the Lenders and the Hedging Affiliates (collectively, the “Beneficiaries”), the Debtor has created and issued to the Agent the debenture described above (as the same may hereafter be amended, modified, supplemented and restated from time to time, the “Debenture”);
D.    The purpose of this Debenture Pledge Agreement is to set forth the terms and conditions upon which the Debenture is to be held by the Agent;
NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby conclusively acknowledged by the Debtor, the Debtor hereby agrees and covenants with the Agent as follows:
1.    The Debtor hereby grants a security interest in and deposits with and pledges to the Agent the Debenture to be held by the Agent as general and continuing collateral security for the payment and performance of (a) all present and future obligations, liabilities and indebtedness (absolute or contingent, matured or otherwise) of the Debtor to the Agent and the Lenders under, pursuant or relating to the Credit Agreement and the other Documents (other than the Guarantee) and including, without limitation, the principal of, and all interest, fees, legal and other costs, charges and expenses owing or payable on or in respect of, any and all Loans, (b) all present and future obligations, liabilities and indebtedness (absolute or contingent, matured or otherwise) of the Debtor to the Beneficiaries under, pursuant or relating to the Guarantee (other than the obligations described in subparagraph (iii) of the definition of “Obligations” defined in Section 1.1(a) of the Guarantee) and (c) all Lender Financial Instrument Obligations of or owing by the Debtor to any and all Lenders and Hedging Affiliates, in each case whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again (collectively, the “Obligations”).
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2.    The Agent shall neither demand payment pursuant to the Debenture nor enforce the security constituted thereby unless the Agent shall be entitled to do so pursuant to the provisions of the Credit Agreement and the other agreements, instruments or documents establishing, creating or evidencing any Obligations (collectively, the “Credit Documents”), but thereafter the Agent may at any time exercise and enforce all of the rights and remedies of a holder of the Debenture as if the Agent was the absolute owner thereof without notice to or control by the Debtor, and any such remedy may be exercised separately or in combination with, and shall be in addition to and not in substitution for, any other right or remedy of the Agent and the Beneficiaries however created, provided that the Agent shall not be bound to exercise any such right or remedy.
3.    Subject to the requirements of applicable law, the Agent shall not be bound under any circumstances to realize upon or under the Debenture and shall not be responsible to the Debtor for any loss occasioned by any sale or other dealing with the Debenture or the Charged Premises (as defined in the Debenture) or by the retention of or failure to sell or otherwise deal with the same.
4.    The proceeds of or any other amount received pursuant to the Debenture shall be applied by the Agent on account of the Obligations in such order as set out in the Credit Agreement without prejudice to the Agent’s or the Beneficiaries’ claim upon the Debtor for any deficiency. Subject to the requirements of applicable law, any surplus realized by the Agent in excess of the Obligations shall be paid over to the Debtor.
5.Subject to paragraph 2 hereof, neither the Agent nor any other Beneficiary shall be obliged to exhaust its recourse against the Debtor, any other person or persons, or any other security it may hold with respect to the Obligations before realizing upon, under, or otherwise dealing with the Debenture in such manner as the Agent sees fit. The Agent and the other Beneficiaries may grant extensions of time or other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Debtor and with other parties, sureties or securities as they may see fit, without prejudice to the liability of the Debtor or the Agent’s or the other Beneficiaries’ rights in respect of the Debenture.
6.    Notwithstanding the stated interest rate per annum in the Debenture, payment to the Beneficiaries or, in the case of Obligations payable pursuant to the Credit Agreement, the Agent for the account of the Lenders, of the relevant interest, fees and other amounts owing under the Credit Documents (other than the Debenture) for any period in respect of the Obligations at the current rate at which the Obligations bear interest for such period pursuant to the Credit Documents (other than the Debenture) shall be deemed to be payment in satisfaction of the interest payment for the same period under the Debenture.
7.     The Debenture shall not operate by way of merger of any of the Obligations and no judgment recovered by the Agent or the other Beneficiaries shall operate by way of merger of or in any way affect the security of the Debenture which is in addition to and not in substitution for any other security now or hereafter held by the Agent or the other Beneficiaries with respect to the Obligations.
8.Notwithstanding the form and terms of the Debenture and the provisions of this Debenture Pledge Agreement, (a) the Agent shall not claim or realize an amount under or in respect of the Debenture in excess of the aggregate Obligations (which shall exclude the stated nominal principal sum of the Debenture and interest payable thereon at the stated nominal rate under the Debenture), from time to time, of the Debtor to the Agent and the other Beneficiaries and (b) the provisions of this Debenture Pledge Agreement and the Debenture, in particular, but without limitation, Sections 2.2 and 3.1 of the Debenture, are subject to the provisions of the Credit Agreement relating to the subject matter thereof. If there are any express conflicts or inconsistencies between the terms of the Credit Agreement and the Debenture or this Debenture Pledge Agreement, then the terms of the Credit Agreement shall govern in all respects to the extent necessary to eliminate such express conflicts or inconsistencies.
9.Upon payment and satisfaction in full of the Obligations (which shall exclude the stated nominal principal sum of the Debenture and interest payable thereon at the stated nominal rate under the Debenture) and cancellation in full of the credit facilities established under the Credit Agreement when none of the Beneficiaries has other credit facilities in favour of or any obligation to provide credit to the Debtor, the Agent shall, at the request of the Debtor, deliver up the Debenture to the Debtor and shall, at the request and expense of the Debtor, execute and deliver to the Debtor releases, discharges and such other instruments as shall be required to effectively discharge the Charge (as defined in the Debenture).
10.    Time shall be of the essence with regard to this Debenture Pledge Agreement.
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11.    Capitalized terms used herein without express definition shall have the same meanings ascribed thereto as are set forth in the Credit Agreement.
12.This Debenture Pledge Agreement shall enure to the benefit of and be binding upon the Debtor, the Agent and the other Beneficiaries and their respective successors and permitted assigns.
13.    The Debtor agrees that:
(a)The Land Contract (Actions) Act (Saskatchewan) shall have no application to any action, as defined in that Act, with respect to this Debenture Pledge Agreement or any agreement renewing, extending or collateral to this Debenture Pledge Agreement; and
(b)The Limitation of Civil Rights Act (Saskatchewan) shall have no application to:
(i)this Debenture Pledge Agreement;
(ii)any security interest made, given or created by this Debenture Pledge Agreement;
(iii)any agreement or instrument renewing or extending or collateral to this Debenture Pledge Agreement or renewing or extending or collateral to any security interest referred to or mentioned in sub-division (ii) of this subparagraph (b) of this paragraph; or
(iv)the rights, powers, remedies of the Agent and of the other Beneficiaries under this Debenture Pledge Agreement or under any security interest, agreement or instrument referred to or mentioned in sub-division (ii) or sub-division (iii) of the subparagraph (b) of this paragraph.
14.    The parties hereto each hereby attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Alberta. For the purpose of all legal proceedings, this Debenture Pledge Agreement shall be deemed to have been performed in the Province of Alberta and the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this Debenture Pledge Agreement. Notwithstanding the foregoing, nothing herein shall be construed nor operate to limit the right of either party hereto to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.
15.    This Debenture Pledge Agreement shall be governed by and construed in accordance with the laws in force in the Province of Alberta and the federal laws of Canada applicable therein.
16.    The Debtor hereby waives the right to receive from the Agent or the other Beneficiaries a copy of any financing statement, financing change statement or other statement or document filed or registered at any time in respect of this Debenture Pledge Agreement or any verification statement or other statement or document issued by any registry that confirms or evidences registration of or relates to this Debenture Pledge Agreement.
17.    Subject to Section 10.2(j) of the Credit Agreement, the Debtor may not assign its obligations under this Debenture Pledge Agreement without the prior written consent of the Agent (which consent may be withheld in its sole discretion).
[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF the Debtor has executed this Debenture Pledge Agreement as of the date first above written.

BAYTEX ENERGY CORP.
Per:
Name:
Title:
Per:
Name:
Title:

4

ACCEPTED AS OF THE DATE FIRST ABOVE WRITTEN BY:
THE BANK OF NOVA SCOTIA, as Agent
Per:
Name:
Title:
5

SCHEDULE H-4
GENERAL SECURITY AGREEMENT
(BAYTEX ENERGY CORP.)
THIS AGREEMENT made as of March 31, 2016
BETWEEN:
BAYTEX ENERGY CORP., a corporation existing under the laws of the Province of Alberta (hereinafter referred to as the “Debtor”)
- and -
THE BANK OF NOVA SCOTIA, in its capacity as Agent (hereinafter referred to as the “Secured Party”).
WHEREAS the Debtor has agreed to grant, as general and continuing security for the payment and performance of the Obligations (as hereinafter defined), the security interest and assignment, mortgage and charge granted herein;
AND WHEREAS the Lenders and Hedging Affiliates have appointed and authorized the Secured Party to act as their agent and attorney for the purpose of holding security granted by the Debtor;
NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the covenants and agreements herein contained the parties agree as follows:
Article 1 - INTERPRETATION
1.1Definitions
In this Agreement, including the recitals hereto, this Section and any schedules or attachments hereto, unless something in the subject matter or context is inconsistent therewith:
“Account Control Agreement” means, with respect to a securities account, a securities account control agreement between the Debtor, the Secured Party and the securities intermediary which maintains such securities account on behalf of the Debtor, as the same may be amended, modified, supplemented or restated from time to time.
“Agreement” means this agreement, as amended, modified, supplemented or restated from time to time in accordance with the provisions hereof.
“Beneficiaries” means, collectively, the Lenders, the Hedging Affiliates and the Agent, and “Beneficiary” means any of the Lenders, the Hedging Affiliates or the Agent.
“Charge” means the Security Interests created hereunder.
“Collateral” has the meaning set out in Section 2.1.
“Credit Agreement” means the credit agreement made as of June 4, 2014 and amended and restated as of March 31, 2016 between the Debtor, as Canadian Borrower, Baytex Energy USA, Inc., as U.S. Borrower, the Secured Party and the Lenders relating to the establishment of certain credit facilities in favour of the Debtor and Baytex Energy USA, Inc., as the same may be further amended, modified, supplemented or restated from time to time in accordance with the provisions thereof.
“Delivery” and the corresponding term “Delivered” when used with respect to Collateral means:
(a)in the case of Collateral constituting certificated securities, transfer thereof to the Secured Party or its nominee by physical delivery of the security certificates to the Secured Party
H4-1

or its nominee, such Collateral to be endorsed for transfer or accompanied by Transfer Documents, all in form and content satisfactory to the Secured Party;
(b)in the case of Collateral constituting uncertificated securities, (i) registration thereof on the books and records of the issuer thereof in the name of the Secured Party or its nominee or (ii) the execution and delivery by the issuer thereof of an effective agreement (each, an “Issuer Control Agreement”), pursuant to which such issuer agrees that it will comply with instructions originated by the Secured Party or its nominee without further consent of the Debtor or any other person;
(c)in the case of Collateral constituting security entitlements in respect of financial assets deposited in or credited to a securities account, (i) completion of all actions necessary to constitute the Secured Party or its nominee the entitlement holder with respect to each such security entitlement or (ii) the execution and delivery by the relevant securities intermediary of an effective Account Control Agreement pursuant to which such securities intermediary agrees to comply with entitlement orders originated by the Secured Party or its nominee without further consent of the Debtor or any other person; and
(d)in each case such additional or alternative procedures as may hereafter become reasonably appropriate to grant control of, or otherwise perfect a security interest in, any Collateral in favour of the Secured Party or its nominee.
“Guarantee” means the guarantee made as of June 4, 2014 by the Debtor in favour of the Beneficiaries and the Cash Managers, as the same may be amended, modified, supplemented or restated from time to time in accordance with the provisions thereof.
“Issuer Control Agreement” has the meaning set out in paragraph (b) of the definition of “Delivery”.
“Obligations” means, collectively and at any time and from time to time, (a) all present and future obligations, liabilities and indebtedness (absolute or contingent, matured or otherwise) of the Debtor to the Secured Party and the Lenders under, pursuant or relating to the Credit Agreement and the other Documents (other than the Guarantee) and including, without limitation, the principal of, and all interest, fees, legal and other costs, charges and expenses owing or payable on or in respect of, any and all Loans, (b) all present and future obligations, liabilities and indebtedness (absolute or contingent, matured or otherwise) of the Debtor to the Beneficiaries under, pursuant or relating to the Guarantee (other than the obligations described in subparagraph (iii) of the definition of “Obligations” defined in Section 1.1(a) of the Guarantee), and (c) all Lender Financial Instrument Obligations of or owing by the Debtor to any and all Lenders and Hedging Affiliates, in each case whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again.
“Pledged Shares” has the meaning set out in paragraph (a) of the definition of “Stock”.
“Stock” means:
(a)all securities (collectively, the “Pledged Shares”) owned by the Debtor, all security certificates, if any, and other instruments and documents evidencing or representing such Pledged Shares, and all dividends, interest, distributions, cash, instruments and other property, income, profits and proceeds from time to time received or receivable upon or otherwise distributed or distributable in respect of or in exchange for any and all of the Pledged Shares;
(b)all additional or substitute shares of capital stock, partnership interests or other equity interests of any class of any issuer from time to time issued to or otherwise acquired by the Debtor in any manner in respect of Pledged Shares, the security certificates, if any, and other instruments representing such additional or substitute shares, and all dividends, interests, distributions, cash, instruments and other property, income, profits and proceeds from time to time received or receivable upon or otherwise distributed or distributable in respect of or in exchange for any or all of such additional or substitute shares; and
(c)to the extent not otherwise included in the foregoing, all proceeds thereof.
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“Transfer Documents” means, with respect to the transfer of Pledged Shares or other Stock, stock transfers, powers of attorney or other instruments of transfer, in each case, executed in blank and in form and substance as may be required (from time to time) by the Secured Party, acting reasonably.
1.2Definitions used in the Credit Agreement
Capitalized terms used herein without express definition shall, unless something in the subject matter or context is inconsistent therewith, have the same meanings as are ascribed to such terms in the Credit Agreement.
1.3Personal Property Security Act Definitions
The terms “accessions”, “accounts”, “certificated security”, “chattel paper”, “documents of title”, “financial asset”, “goods”, “instruments”, “intangibles”, “inventory”, “investment property”, “money”, “proceeds”, “securities account”, “securities intermediary”, “security”, “security certificate”, “security entitlement” and “uncertificated security”, whenever used herein shall have the meanings given to those terms in the Personal Property Security Act (Alberta) (the “PPSA”), including the regulations thereunder, as now enacted or as the same may from time to time be amended, re-enacted or replaced.
1.4Headings and References
The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, reference herein to Articles and Sections are to Articles and Sections of this Agreement.
1.5Included Words
In this Agreement words importing the singular number only shall include the plural and vice versa, words importing any gender shall include all genders, words importing Persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.
1.6References to Statutes and Documents; Successors
In this Agreement:
(a)any reference to a statute will include and will be deemed to be a reference to the regulations made pursuant to it, and to all amendments made to the statute and regulations in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing or superseding the statute referred to or the relevant regulation;
(b)references herein to any document, instrument or agreement means such document, instrument or agreement as originally executed, as modified, amended, supplemented or restated from time to time; and
(c)any reference to a Person will include and will be deemed to be a reference to any person that is a successor to that Person.
1.7Calculation of Interest
Whenever a rate of interest hereunder is calculated on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for the purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.
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1.8Schedules
Any schedule to this Agreement is incorporated by reference and shall be deemed to be part of this Agreement.
Article 2 - GRANT OF SECURITY
2.1Security
As general and continuing security for the payment and performance of the Obligations, the Debtor hereby pledges, hypothecates, assigns, charges, conveys, sets over and transfers unto the Secured Party for the benefit of the Beneficiaries and does hereby grant to the Secured Party for the benefit of the Beneficiaries a continuing security interest in and to all of the present and future undertaking, assets and property of the Debtor, both real and personal, including, without limitation, all present and after-acquired personal property of the Debtor (collectively, the “Collateral”), and as further general and continuing security for the payment and performance of the Obligations, the Debtor hereby assigns the Collateral to the Secured Party and mortgages and charges the Collateral to the Secured Party (with respect to real property, as and by way of a floating charge). Without limiting the generality of the foregoing, the Collateral shall include all right, title and interest that the Debtor now has, may be possessed of, entitled to, or acquire, by way of amalgamation or otherwise, now or hereafter or may hereafter have in all property of the following kinds:
(a)Accounts Receivable: all debts, accounts, accounts receivables, claims and choses in action which are now or which may hereafter become due, owing or accruing due to the Debtor (collectively, the “Receivables”);
(b)Inventory: all inventory of whatever kind and wherever situated including, without limiting the generality of the foregoing, all goods held for sale or lease, or furnished or to be furnished under contracts for service, or that are work in progress, or that are raw materials used or consumed in the business of the Debtor (collectively, the “Inventory”);
(c)Equipment: all goods, machinery, equipment, fixtures, furniture, plant, vehicles and other tangible personal property which are not Inventory, including, without limiting the generality of the foregoing, the tangible personal property described in any schedule hereto executed by both the Debtor and the Secured Party;
(d)Chattel Paper: all chattel paper;
(e)Documents of Title: all warehouse receipts, bills of lading and other documents of title, whether negotiable or not;
(f)Investment Property and Instruments: all of the following (being collectively referred to herein as the “Investment Property Collateral”):
(i)all securities accounts in the name of the Debtor, including any and all assets of whatever type or kind deposited in or credited to such securities accounts, including all financial assets, all security entitlements related to such financial assets, and all security certificates and other certificates and instruments from time to time representing or evidencing the same, and all dividends, whether in shares, money or property, interest, distributions, cash and other property from time to time received or receivable upon or paid or payable on account of any return on, or repayment of, capital or otherwise distributed or distributable in respect of or in exchange for any or all of the foregoing;
(ii)all Stock;
(iii)all financial assets;
(iv)all security entitlements;
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(v)all other property that may at any time be received or receivable or otherwise distributed or distributable to or for the account of the Debtor in respect of, in substitution for, in addition to or in exchange for, any of the foregoing; and
(vi)all proceeds in respect of the foregoing described in this subparagraph (f) and all rights and interest of the Debtor in respect thereof or evidenced thereby including all money received or receivable from time to time by the Debtor in connection with the sale of any of the foregoing (including all proceeds received or receivable in connection with the redemption or purchase for cancellation of any of the Pledged Shares);
(g)Intangibles: all intangibles not described in Section 2.1(a) including, without limiting the generality of the foregoing, all goodwill, patents, trademarks, copyrights and other intellectual property;
(h)Money: all coins or bills or other medium of exchange adopted for use as part of the currency of Canada or of any foreign government;
(i)Books, Records, Etc.: all books, papers, accounts, invoices, documents and other records in any form evidencing or relating to any of the property described in Sections 2.1(a) to (h) inclusive, and all contracts, securities, instruments and other rights and benefits in respect thereof;
(j)Substitutions, Etc.: all replacements of, substitutions for and increases, additions and accessions to any of the property described in Sections 2.1(a) to (i) inclusive; and
(k)Proceeds: all proceeds of the property described in Sections 2.1(a) to (j) inclusive including, without limiting the generality of the foregoing, all personal property in any form or fixtures derived directly or indirectly from any dealing with such property or that indemnifies or compensates for the loss of or damage to such property;
provided that the Charge shall not: (i) extend, include or apply to the last day of the term of any lease now held or hereafter acquired by the Debtor, but should the Secured Party enforce the said Charge, the Debtor shall thereafter stand possessed of such last day and shall hold it in trust to assign the same to any person acquiring such term in the course of the enforcement of the said Charge, (ii) render the Secured Party or any other Beneficiary liable to observe or perform any term, covenant or condition of any agreement, document or instrument to which the Debtor is a party or by which it is bound, or (iii) extend to, and the Collateral shall not include any agreement, right, franchise, licence or permit (the “Contractual Rights”) to which the Debtor is a party or of which the Debtor has benefit, to the extent that the creation of the Charge herein would constitute a breach of the terms of, or permit any person to terminate, the Contractual Rights, but the Debtor shall hold its interest therein in trust for the Secured Party and shall assign such Contractual Rights to the Secured Party forthwith upon obtaining the consent of all other parties thereto. The Debtor agrees that it shall, upon the request of the Secured Party, use all commercially reasonable efforts to obtain any consent required to permit any Contractual Rights to be subjected to the Charge herein.
2.2Security Interest Absolute
The Charge granted hereby and all rights of the Secured Party hereunder and all obligations of the Debtor hereunder are unconditional and absolute and independent and separate from any other security for the Obligations, whether executed by the Debtor or any other person.
2.3Continuing Liability of Debtor
This Agreement and the Charge granted hereby is granted as collateral security only and will not subject the Secured Party or the other Beneficiaries to, or transfer or in any way affect or modify, any obligation or liability of the Debtor with respect to any of the Collateral or any transaction in connection therewith.
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2.4Delivery of Investment Property Collateral; Registration in Name of Secured Party
Subject to Section 2.5, all Investment Property Collateral must be Delivered immediately, in the case of Investment Property Collateral constituting certificated securities, or immediately upon request by the Secured Party, in all other cases, to the Secured Party or its nominee, including, without limitation, delivery to the Secured Party of all security certificates, instruments or other documents representing or evidencing the Investment Property Collateral, which shall be endorsed for transfer in blank by the Debtor and accompanied by Transfer Documents, all as satisfactory to the Secured Party, acting reasonably. The Secured Party may, at its option, cause all or any of the Investment Property Collateral to be registered in the name of the Secured Party or its nominee upon the occurrence of a Default or Event of Default that is continuing.
2.5Subsequently Acquired Investment Property Collateral
To the extent the Debtor has or acquires, by way of amalgamation or otherwise, any additional Investment Property Collateral at any time or from time to time after the date hereof, such Investment Property Collateral will automatically (and without any further action being required to be taken by the Secured Party) be subject to the Charge created hereby. If such additional Investment Property Collateral constitutes certificated securities, or, if such additional Investment Property Collateral does not constitute certificated securities and the Agent has made a request for Delivery of the same pursuant to Section 2.4, the Debtor will take, or cause to be taken, as promptly as practicable and, in any event within 10 Banking Days after it obtains such additional Investment Property Collateral, in each case, all steps and actions as the Secured Party deems necessary to ensure that the additional Investment Property Collateral is Delivered to the Secured Party, including, without limitation, delivery to the Secured Party of any security certificates comprising such additional Investment Property Collateral, accompanied by Transfer Documents.
2.6Attachment of Security Interest
The Debtor acknowledges that the Charge hereby created attaches upon the execution of this Agreement (or in the case of any future property, upon the date the Debtor has any rights therein), that value has been given by the Beneficiaries and that Debtor has, or in the case of future property will have, rights in the Collateral or the power to transfer rights in the Collateral to the Secured Party.
Article 3 - REPRESENTATIONS, WARRANTIES
AND COVENANTS OF THE DEBTOR
3.1Representations and Warranties
The Debtor hereby represents and warrants to the Secured Party and the Beneficiaries that (and acknowledges that the Secured Party and the Beneficiaries are relying on the same):
(a)the Debtor’s chief executive office (as such term is utilized in the PPSA) is located in the Province of Alberta;
(b)as at the date hereof, all of the tangible property and assets of the Debtor, real or personal, are located in the Provinces of Alberta, British Columbia and Saskatchewan; and
(c)as at the date hereof, except as otherwise permitted by the Credit Agreement, no Investment Property Collateral is in the possession or control of any person asserting a claim thereto or Security Interest or other lien therein, except that the Secured Party or its nominee or a securities intermediary acting on its behalf may have possession or control of the Investment Property Collateral.
3.2Survival of Representations and Warranties
The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement notwithstanding any investigations or examinations which may be made by any of the Beneficiaries or their legal counsel and other representatives. Such representations and warranties shall survive until this Agreement has been terminated and discharged in accordance with Section 7.8 hereof.
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3.3Covenants
The Debtor covenants with the Secured Party that the Debtor shall:
(a)not (i) change its name, its chief executive office, the province or provinces in which any of its tangible property and assets, real or personal, are located (except to locations where all registrations, filings and recordings necessary or desirable (as determined by Lenders’ Counsel, acting reasonably) to preserve, protect and perfect the Security of the Debtor have previously been made and completed) or its jurisdiction of amalgamation or (ii) continue or amalgamate into, or otherwise be organized under, another jurisdiction, in each case, without giving 15 days’ prior written notice thereof to the Secured Party;
(b)from time to time forthwith at the request of the Secured Party execute and deliver all such financing statements, schedules, assignments and documents, and do all such further acts and things as may be reasonably required by the Secured Party to effectively carry out the full intent and meaning of this Agreement, including, without limitation, to enforce the Charge and remedies provided hereunder, or to better evidence and perfect the Charge, and, upon the occurrence of an Event of Default that is continuing, the Debtor hereby irrevocably constitutes and appoints the Secured Party, or any receiver or receiver and manager appointed by the court or the Secured Party, the true and lawful attorney of the Debtor, with full power of substitution, to do any of the foregoing in the name of the Debtor whenever and wherever the Secured Party or any such Receiver may consider it to be necessary or expedient, and such appointment of the Secured Party as the Debtor’s attorney is coupled with an interest and is irrevocable;
(c)pay to the Secured Party forthwith upon demand all reasonable costs and expenses (including, without limiting the generality of the foregoing, all reasonable legal, Receiver’s and accounting fees and expenses) incurred by or on behalf of the Secured Party in connection with the preparation, execution and perfection of this Agreement and the carrying out of any of the provisions of this Agreement including, without limiting the generality of the foregoing, protecting and preserving the Charge and enforcing by legal process or otherwise the remedies provided herein; and all such costs and expenses shall be added to and form part of the Obligations secured hereunder; and
(d)provide to the Secured Party, promptly upon request, all information and evidence the Secured Party may reasonably request concerning the Collateral to enable the Secured Party to enforce the provisions hereof.
Article 4 - ACCOUNT DEBTORS
4.1Notification of Account Debtors
If an Event of Default has occurred and is continuing, the Secured Party may give notice of this Agreement and the Charge granted hereby to any account debtors of the Debtor or to any other person liable to the Debtor and may give notice to any such account debtors or other person to make all further payments to the Secured Party, and, after the occurrence and during the continuance of an Event of Default, any payment or other proceeds of Collateral received by the Debtor from account debtors or from any other person liable to the Debtor whether before or after any notice is given by the Secured Party shall be held by the Debtor in trust for the Secured Party and forthwith paid over to the Secured Party on request.
Article 5 - DEALINGS WITH INVESTMENT PROPERTY COLLATERAL
5.1Rights and Duties of Secured Party
(1)The Secured Party may perform any of its rights and duties hereunder by or through agents and is entitled to retain counsel and to act in reliance upon the advice of such counsel concerning all matters pertaining to its rights and duties hereunder.
(2)In the holding of the Investment Property Collateral, the Secured Party and any nominee on its behalf is only bound to exercise the same degree of care as it would exercise with respect to similar property of its own of similar value held in the same place. The Secured Party and any nominee on its
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behalf will be deemed to have exercised reasonable care with respect to the custody and preservation of the Investment Property Collateral if it takes such action for that purpose as the Debtor reasonably requests in writing, but failure of the Secured Party or its nominee to comply with any such request will not of itself be deemed a failure to exercise reasonable care.
(3)The powers conferred on the Secured Party hereunder with respect to Investment Property Collateral are solely to protect its interest in the Investment Property Collateral and shall not impose any duty upon it to exercise any such powers. Except for the safe custody of any Investment Property Collateral in its or its nominees’ possession and the accounting for moneys actually received by it or its nominees thereunder, the Secured Party shall have no duty as to any Investment Property Collateral or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any Investment Property Collateral and no such duties shall be implied as arising hereunder.
5.2Voting and Other Rights
(1)Unless an Event of Default has occurred which is continuing, the Debtor is entitled to exercise, either directly or, if the Investment Property Collateral is registered in the name of the Secured Party or its nominee, by power of attorney or proxy, all the rights and powers of a holder of such Investment Property Collateral including the voting rights from time to time exercisable in respect of the Investment Property Collateral and to give proxies, consents, ratifications and waivers in respect thereof. (If the Investment Property Collateral has been registered in the name of the Secured Party or its nominee, the Secured Party will execute and deliver (or cause to be executed and delivered) to the Debtor such proxies, directions and other instruments as the Debtor may request for the purpose of giving effect to the foregoing.) No such action may be taken by the Debtor if it would be prejudicial to the interests of any of the Beneficiaries or would violate or be inconsistent with this Agreement or any other Document or would have the effect of reducing the value of the Investment Property Collateral as security for the Obligations or would have the effect of imposing any restriction on the transferability of any of the Investment Property Collateral.
(2)Upon the occurrence of an Event of Default which is continuing, the Secured Party may give the Debtor a notice prohibiting the Debtor from exercising the rights and powers of a holder of the Investment Property Collateral, including the voting rights in respect of the Investment Property Collateral, at which time all such rights of the Debtor will cease immediately and the Secured Party will have the right to exercise the rights and powers related to such Investment Property Collateral, including the right to vote.
5.3Distributions
(1)Unless an Event of Default has occurred which is continuing:
(a)the Debtor is entitled to receive all dividends, distributions, interest payments or other payments in respect of the Investment Property Collateral; and
(b)if the Investment Property Collateral has been registered in the name of the Secured Party or its nominee, the Secured Party will execute and deliver (or cause to be executed and delivered) to the Debtor all directions and other instruments as the Debtor may request for the purpose of enabling the Debtor to receive the dividends, distributions, interest payments or other payments that the Debtor is authorized to receive pursuant to Section 5.3(1)(a) above.
(2)Upon the occurrence of an Event of Default which is continuing, all rights of the Debtor pursuant to Section 5.3(1) will cease and the Secured Party will have the sole and exclusive right and authority to receive and retain all payments that the Debtor would otherwise be authorized to retain pursuant to Section 5.3(1). All money and other property received by the Secured Party pursuant to the provisions of this Section 5.3(2) may be applied on account of the Obligations or may be retained by the Secured Party as additional Collateral hereunder and be applied in accordance with the provisions of this Agreement. All payments which are received by the Debtor contrary to the provisions of this Section 5.3(2) will be held by the Debtor in trust for the benefit of the Secured Party and the other Beneficiaries, will be segregated from other property or funds of the Debtor and will be forthwith paid or Delivered, as applicable, to the Secured Party or its nominee to be applied on account of the Obligations or to hold as Collateral, as the Secured Party may see fit, subject to the relevant provisions of the Documents.
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Article 6 - REMEDIES
6.1Remedies
(a)Upon the occurrence and during the continuance of any Event of Default any or all security granted hereby shall, at the option of the Secured Party, become immediately enforceable and, in addition to any right or remedy provided by law, the Secured Party will have the rights and remedies set out below, all of which rights and remedies will be enforceable successively, concurrently, or both, and are in addition to and not in substitution for any other rights or remedies the Secured Party may have:
(i)the Secured Party may by appointment in writing appoint a receiver or receiver and manager (each herein referred to as the “Receiver”) of the Collateral (which term when used in this Section 6.1shall include the whole or any part of the Collateral) and may remove or replace such Receiver from time to time or may institute proceedings in any court of competent jurisdiction for the appointment of a Receiver of the Collateral; and the term “Secured Party” when used in this Section 6.1shall include any Receiver so appointed and the agents, officers and employees of such Receiver; and the Secured Party shall not be in any way responsible for any misconduct or negligence of any such Receiver;
(ii)the Secured Party may take possession of the Collateral and require the Debtor to assemble the Collateral and deliver or make the Collateral available to the Secured Party at such place or places as may be specified by the Secured Party;
(iii)the Secured Party may transfer any part of the Investment Property Collateral into the name of the Secured Party or its nominee if it has not already done so in accordance with Section 2.4;
(iv)the Secured Party may exercise any voting rights attaching to any of the Investment Property Collateral (whether or not registered in the name of the Secured Party or its nominee) and give or withhold all consents, waivers and ratifications in respect thereof;
(v)the Secured Party may exercise all rights of conversion, exchange or subscription, or any other rights, privileges or options pertaining to any of the Investment Property Collateral, including the right to exchange at its discretion any of the Investment Property Collateral upon the amalgamation, arrangement, merger, consolidation or other reorganization of the issuer of the Investment Property Collateral, all without liability except to account for property actually received by the Secured Party;
(vi)the Secured Party may take such steps as it considers desirable to maintain, preserve or protect the Collateral;
(vii)the Secured Party may carry on or concur in the carrying on of all or any part of the business of the Debtor;
(viii)the Secured Party may enforce any rights of the Debtor in respect of the Collateral by any manner permitted by law;
(ix)the Secured Party may realize upon, collect, sell, transfer, assign, give options to purchase, lease or otherwise dispose of any of the Collateral in such manner as may seem advisable to the Secured Party, including, without limitation, at public auction, by private tender, by private sale or otherwise either for cash or upon credit upon such terms and conditions as the Secured Party may determine and without notice to the Debtor unless required by law and may execute and deliver to the purchaser or purchasers of the Collateral or any part thereof a good and sufficient deed or conveyance or deeds or conveyances for the same, any officer or duly authorized representative of the Secured Party being hereby constituted the irrevocable attorney of the Debtor for the purpose of making such sale and executing such deeds or conveyances, and any such sale made as aforesaid
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shall be a perpetual bar both in law and in equity against the Debtor and all other persons claiming all or any part of the Collateral by, from, through or under the Debtor. For such purposes, each requirement relating thereto and prescribed by Applicable Laws or otherwise is hereby waived by the Debtor to the extent permitted by Applicable Laws and in any offer or sale of any of the Collateral by the Secured Party is authorized to comply with any limitation or restriction in connection with such offer or sale as the Secured Party may be advised by counsel is necessary in order to avoid any violation of Applicable Laws, or in order to obtain any required approval of the sale or of the purchase by any Governmental Authority. Such compliance will not result in such sale being considered or deemed not to have been made in a commercially reasonable manner nor will the Secured Party be liable or accountable to the Debtor for any discount allowed by reason of the fact that such Collateral is sold in compliance with any such limitation or restriction;
(x)subject to requirements of Applicable Laws, the Secured Party may purchase any of the Collateral, whether in connection with a sale made under the power of sale herein contained or pursuant to judicial proceedings or otherwise;
(xi)subject to requirements of Applicable Laws, the Secured Party may accept the Collateral in satisfaction or partial satisfaction of the Obligations upon notice to the Debtor of its intention to do so in the manner required by law;
(xii)the Secured Party may borrow money on the security of the Collateral for the purpose of the carrying on of the business of the Debtor or for the maintenance, preservation, protection or realization of the Collateral in priority to the Charge;
(xiii)the Secured Party may enter upon, occupy and use all or any of the Collateral occupied by the Debtor and use all or any of the Collateral for such time as the Secured Party requires to facilitate the realization of the Collateral, free of charge, and the Secured Party and the Beneficiaries will not be liable to the Debtor for any neglect in so doing (other than gross negligence or wilful misconduct on the part thereof) or in respect of any rent, charges, depreciation or damages in connection with such actions;
(xiv)the Secured Party may charge on its own behalf and pay to others all amounts for expenses incurred and for services rendered in connection with the exercise of the rights and remedies of the Beneficiaries hereunder, including, without limiting the generality of the foregoing, reasonable legal, Receiver and accounting fees and expenses, and in every such case the amounts so paid together with all costs, charges and expenses incurred in connection therewith, including interest thereon at a rate per annum equal to the rate of interest per annum then payable on Canadian Prime Rate Loans plus [redacted]% per annum, shall be added to and form part of the Obligations hereby secured; and
(xv)the Secured Party may discharge any claim, Security Interest, encumbrance or any rights of others that may exist or be threatened against the Collateral, and in every such case the amounts so paid together with all reasonable costs, charges and expenses incurred in connection therewith shall be added to the Obligations hereby secured.
(b)The Secured Party and the Beneficiaries may:
(i)grant extensions of time,
(ii)take and perfect or abstain from taking and perfecting security,
(iii)give up securities,
(iv)accept compositions or compromises,
(v)grant releases and discharges, and
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(vi)release any part of the Collateral or otherwise deal with the Debtor, debtors and creditors of the Debtor, sureties and others and with the Collateral and other security as the Secured Party sees fit, without prejudice to the liability of the Debtor to the Secured Party and the Beneficiaries or the Beneficiaries’ rights hereunder.
(c)The Beneficiaries shall not be liable or responsible for any failure to seize, collect, realize, or obtain payment with respect to the Collateral and shall not be bound to institute proceedings or to take other steps for the purpose of seizing, collecting, realizing or obtaining possession or payment with respect to the Collateral or for the purpose of preserving any rights of the Secured Party, the Debtor or any other person, in respect of the Collateral.
(d)The Secured Party shall apply any proceeds of realization of the Collateral to payment of reasonable expenses in connection with the preservation and realization of the Collateral as above described and the Secured Party shall apply any balance of such proceeds to payment of the Obligations in accordance with the Credit Agreement. If the disposition of the Collateral fails to satisfy the Obligations secured by this Agreement and the aforesaid expenses, the Debtor will be liable to pay any deficiency to the Secured Party and the Beneficiaries forthwith on demand. Subject to the requirements of applicable law, any surplus realized in excess of the Obligations shall be paid over to the Debtor.
(e)Any Receiver shall be entitled to exercise all rights and powers of the Secured Party hereunder. To the extent permitted by law, any Receiver shall for all purposes be deemed to be the agent of the Debtor and not of the Secured Party and the Debtor shall be solely responsible for the Receiver’s acts or defaults and remuneration.
6.2Power of Attorney
The Debtor hereby appoints the Secured Party as attorney of the Debtor, with full authority in the place and stead of the Debtor and in the name of the Debtor or otherwise, from time to time in the Secured Party’s discretion at any time after the occurrence and during the continuance of an Event of Default, to take any and all actions authorized or permitted to be taken by the Secured Party under this Agreement or by Applicable Laws and to: (a) execute and deliver all instruments and other documents and do all such further acts and things as may be reasonably required by the Secured Party to enforce the Charge and remedies provided hereunder or to better evidence and perfect the Charge; and (b) take any action and execute any instrument which the Secured Party, acting reasonably, may deem necessary or advisable to accomplish the purposes of this Agreement, including, to ask for, demand, collect, sue for, recover, compound, receive and give acquittances and receipts for moneys due and to become due under or in connection with the Collateral, to receive, endorse, and collect any drafts or other instruments, documents and chattel paper in connection therewith, and to file any claims or take any action or institute any proceedings which the Secured Party may deem to be necessary or desirable for the collection thereof. Such appointment of the Secured Party as the Debtor’s attorney is coupled with an interest and is irrevocable.
Article 7 - GENERAL
7.1Benefit of the Agreement
This Agreement shall be binding upon the successors and permitted assigns of the Debtor and shall benefit the successors and permitted assigns of the Secured Party and other Beneficiaries.
7.2Conflict of Terms; Entire Agreement
This Agreement has been entered into as collateral security for the Obligations and is subject to all the terms and conditions of the Credit Agreement and the Lender Financial Instruments and, if there is any conflict or inconsistency between the provisions of this Agreement and the provisions of the Credit Agreement or the Lender Financial Instruments, the rights and obligations of the Debtor, the Secured Party and the other Beneficiaries shall be governed by the provisions of the Credit Agreement and the Lender Financial Instruments (as applicable). This Agreement together with the Credit Agreement, the Lender Financial Instruments and all other Documents constitute the entire agreement between the
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Debtor and the Secured Party with respect to the subject matter hereof. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Beneficiaries and the Debtor except as expressly set forth therein and herein.
7.3No Waiver
No delay or failure by the Beneficiaries in the exercise of any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude the other or further exercise thereof or the exercise of any other right.
7.4Severability
If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. To the extent permitted by applicable law the parties hereby waive any provision of law that renders any provision hereof prohibited or unenforceable in any respect.
7.5Notices
Any demand, notice or other communication to be given in connection with this Agreement shall be given in writing and may be given by personal delivery, facsimile or other electronic means, addressed to the recipient as follows:
To the Debtor:
Baytex Energy Corp.
Centennial Place, East Tower
Suite 2800, 520 - 3rd Avenue S.W.
Calgary, Alberta T2P 0R3
Attention:    Chief Financial Officer
Facsimile:    [redacted]
To the Secured Party:
The Bank of Nova Scotia, as Agent
Global Banking and Markets – Global Loan Syndications
40 King Street West, 55th Floor
Toronto, Ontario
M5H 1H1
Attention:    Head – Agency Services
Facsimile No.:    [redacted]
or such other address, electronic communication number, or to the attention of such other individual as may be designated by notice by any party to the other. Any demand, notice or communication made or given by personal delivery or by facsimile or other electronic means of communication during normal business hours at the place of receipt on a Banking Day shall be conclusively deemed to have been made or given at the time of actual delivery or transmittal, as the case may be, on such Banking Day. Any demand, notice or communication made or given by personal delivery or by facsimile or other electronic means of communication after normal business hours at the place of receipt or otherwise than on a Banking Day shall be conclusively deemed to have been made or given at 9:00 a.m. (Calgary time) on the first Banking Day following actual delivery or transmittal, as the case may be.
7.6Modification; Waivers; Assignment
This Agreement may not be amended or modified in any respect except by written instrument signed by the Debtor and the Secured Party. No waiver of any provision of this Agreement by the Secured Party shall be effective unless the same is in writing and signed by the Secured Party, and then such waiver shall be effective only in the specific instance and for the specific purpose for which it is given. The
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rights of the Secured Party (including those of any Beneficiary) under this Agreement may only be assigned in accordance with the requirements of the Credit Agreement or the applicable Lender Financial Instrument (as the case may be). The Debtor may not assign its obligations under this Agreement without the prior written consent of the Secured Party (which consent may be withheld in its sole discretion). Any assignee of a Beneficiary shall be bound hereby, mutatis mutandis.
7.7Additional Continuing Security
This Agreement and the Charge granted hereby are in addition to and not in substitution for any other security now or hereafter held by the Secured Party or the other Beneficiaries and this Agreement is a continuing agreement and security that shall remain in full force and effect until discharged by the Secured Party.
7.8Discharge
The Debtor and the Collateral shall not be discharged from the Charge or from this Agreement except by a release or discharge in writing signed by the Secured Party.
7.9No Release
The loss, injury or destruction of the Collateral shall not operate in any manner to release or discharge the Debtor from any of its liabilities to the Beneficiaries.
7.10No Obligation to Act
Notwithstanding any provision of this Agreement or any other Document or Lender Financial Instrument or the operation, application or effect hereof, the Secured Party, the other Beneficiaries or any Receiver, or any representative or agent acting for or on behalf of the foregoing, shall not have any obligation whatsoever to exercise or refrain from exercising any right, power, privilege or interest hereunder or to receive or claim any benefit hereunder.
7.11Admit to Benefit
Subject to Section 7.6, no Person other than the Debtor and the Beneficiaries shall have any rights or benefits under this Agreement, nor is it intended that any such Person gain any benefit or advantage as a result of this Agreement nor shall this Agreement constitute a subordination of any security in favour of such Person.
7.12Time of the Essence
Time shall be of the essence with regard to this Agreement.
7.13Waiver of Financing Statement, etc.
The Debtor hereby waives the right to receive from the Secured Party or the other Beneficiaries a copy of any financing statement, financing change statement or other statement or document filed or registered at any time in respect of this Agreement or any verification statement or other statement or document issued by any registry that confirms or evidences registration of or relates to this Agreement.
7.14Governing Law
This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.
7.15Saskatchewan Waiver
The Debtor agrees that:
(a)The Land Contract (Actions) Act (Saskatchewan) shall have no application to any action, as defined in that Act, with respect to this Agreement or any agreement renewing, extending or collateral to this Agreement; and
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(b)The Limitation of Civil Rights Act (Saskatchewan) shall have no application to:
(i)this Agreement;
(ii)any Security Interest or other security made, given or created by this Agreement;
(iii)any agreement or instrument renewing or extending or collateral to this Agreement or renewing or extending or collateral to any Security Interest or other security referred to or mentioned in sub-division (ii) of this Section 7.15(b); or
(iv)the rights, powers, remedies of the Secured Party and of the other Beneficiaries under this Agreement or under any Security Interest, other security, agreement or instrument referred to or mentioned in sub-division (ii) or sub-division (iii) of this Section 7.15(b).
7.16Attornment
The Debtor and each of the Beneficiaries each hereby attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Alberta. For the purpose of all legal proceedings, this Agreement shall be deemed to have been performed in the Province of Alberta and the courts of the Province of Alberta shall have jurisdiction to entertain any action or proceeding arising under this Agreement. Notwithstanding the foregoing, nothing herein shall be construed nor operate to limit the right of the Debtor or any Beneficiary to commence any action or proceeding relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action, proceeding or matter relating hereto.
7.17Executed Copy
The Debtor hereby acknowledges receipt of a fully executed copy of this Agreement.
7.18Counterparts
This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.
[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BAYTEX ENERGY CORP.
Per:
Name:
Title:
Per:
Name:
Title:

15

THE BANK OF NOVA SCOTIA, as Agent and Secured Party
Per:
Name:
Title:
Per:
Name:
Title:

16

SCHEDULE H-5
[] [INSERT NAME OF RELEVANT MATERIAL SUBSIDIARY]

GUARANTEE

MADE AS OF [], 20[]

TABLE OF CONTENTS

ARTICLE 1 - INTERPRETATION		1
1.1	Definitions	1
1.2	Headings	3
1.3	Number; persons; including	3
1.4	Interest Act (Canada)	3
1.5	Nominal Rates	4
1.6	[References to Guarantor]	4
1.7	[Luxembourg Terms]	5

ARTICLE 2 - GUARANTEE		5
2.1	Guarantee of Obligations	5
2.2	Indemnity	5
2.3	Guarantor as Principal Obligor	6
2.4	Guarantee Absolute and Unconditional	6
2.5	Keepwell	8
2.6	[Luxembourg Limitation on Guarantee	9

ARTICLE 3 DEALINGS WITH THE BORROWERS, THE SUBSIDIARIES AND OTHERS		9
3.1	No Release	9
3.2	No Exhaustion of Remedies	10
3.3	Evidence of Obligations	10
3.4	No Set-off	10

ARTICLE 4 - CONTINUING GUARANTEE		10
4.1	Continuing Guarantee	10
4.2	Revival of Indebtedness	11

ARTICLE 5 - DEMAND FOR PAYMENT, EXPENSES AND INTEREST		11
5.1	Demand for Payment	11
5.2	Stay of Acceleration	11
5.3	Expenses	11
5.4	Interest	11

ARTICLE 6 - SUBROGATION		12
6.1	Subrogation	12

ARTICLE 7 - REPRESENTATIONS AND WARRANTIES; COVENANTS		12
7.1	Representations and Warranties	12
7.2	Effective Time of Repetition	14
7.3	Nature of Representations and Warranties	14
7.4	Covenants Contained in the Credit Agreement and Other Documents	14

ARTICLE 8 - POSTPONEMENT		15

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8.1	Postponement	15

ARTICLE 9 - GENERAL		16
9.1	Waiver of Notices	16
9.2	Benefit of the Guarantee	16
9.3	Foreign Currency Obligations	16
9.4	Taxes and Set-off by Guarantor	16
9.5	No Waiver; Remedies	17
9.6	Severability	17
9.7	Amendments and Waivers	17
9.8	Additional Security	18
9.9	Notices	18
9.10	Assignment	19
9.11	Time of Essence	19
9.12	Financial Condition of the Borrowers and the Subsidiaries	19
9.13	Acknowledgement of Documentation	19
9.14	Entire Agreement	20
9.15	Governing Law	20
9.16	Attornment	20

[●] [INSERT NAME OF RELEVANT MATERIAL SUBSIDIARY]
GUARANTEE
THIS GUARANTEE is made as of [●], 20[●]
WHEREAS the Guarantor is a Subsidiary of the Canadian Borrower;
AND WHEREAS the Guarantor has agreed to provide a guarantee with respect to the Credit Facilities provided by the Lenders pursuant to the Credit Agreement and with respect to the Lender Financial Instruments and the Cash Management Documents;
NOW THEREFORE, in consideration of the covenants and agreements herein contained, the sum of Cdn.$10.00 now paid by the Beneficiaries to the Guarantor and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the Guarantor hereby covenants and agrees with the Beneficiaries as follows:
Article 1 - INTERPRETATION
1.1Definitions
(a)In this Guarantee and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:
“Beneficiaries” means, collectively, the Lenders, the Hedging Affiliates, the Cash Managers and the Agent, and “Beneficiary” means any of the Lenders, the Hedging Affiliates, the Cash Managers or the Agent.
“Beneficiaries’ Counsel” means Norton Rose Fulbright Canada LLP or such other firm of lawyers as may be selected by the Beneficiaries from time to time.
“Borrowers” means, collectively, the Canadian Borrower, as the Canadian Borrower, and its successors and Baytex Energy USA, Inc., as U.S. Borrower, and its successors, and “Borrower” means any of the foregoing.
“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.
“Credit Agreement” means the second amended and restated credit agreement made as April 1, 2022, between Baytex Energy Corp., as Canadian Borrower, and Baytex Energy USA, Inc., as U.S. Borrower, The Bank of Nova Scotia and the other persons party thereto and such other persons as become parties thereto, as lenders, and The Bank of Nova Scotia as agent of such lenders, as the same may be further amended, modified, supplemented or restated from time to time in accordance with the provisions thereof.
“Default Rate” means a rate per annum that is equal to (i) in respect of amounts due in Canadian Dollars, the rate of interest then payable under the Credit Agreement on Canadian Prime Rate Loans plus [redacted]% per annum or (ii) in respect of amounts due in United States Dollars, the rate of interest then payable under the Credit Agreement on U.S. Base Rate Loans plus [redacted]% per annum.
“Documents” means, collectively, the Documents as defined in the Credit Agreement together with any and all Lender Financial Instruments and any and all Cash Management Documents.
“Excluded Swap Obligations” means any Swap Obligation if, and to the extent that, all or a portion of the guarantee of the Guarantor pursuant hereto of, or the grant by the Guarantor of a security interest to secure, such Swap Obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of the Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the guarantee of the Guarantor pursuant hereto or the grant of such security interest becomes effective with respect to such Swap Obligation; provided that, if a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the
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portion of such Swap Obligation that is attributable to swaps for which such guarantee or security interest is or becomes illegal.
“Guarantee” means this guarantee, as amended, modified, supplemented or restated from time to time in accordance with the provisions hereof.
“Guarantor” means [●] [INSERT NAME OF RELEVANT MATERIAL SUBSIDIARY][, a Luxembourg private limited liability company (société à responsabilité limitée), with registered office at 99, Grand Rue, L-1661 Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B[●], and having on the date hereof a share capital of EUR [●]] [Note: Insert the foregoing square-bracketed wording for a guarantee from the Baytex LuxCo.], and its successors.
“Obligations” means, collectively and at any time and from time to time (i) all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of each Borrower to the Agent and the Lenders under, pursuant or relating to the Credit Agreement and the other Documents and including the principal amount of all Loans and all interest, commissions, legal and other costs, charges and expenses payable by each Borrower under the Credit Agreement and other Documents, (ii) all Lender Financial Instrument Obligations of or owing by the Canadian Borrower and the Subsidiaries (other than the Guarantor) to any and all Lenders and Hedging Affiliates (other than any Excluded Swap Obligations), and (iii) all Cash Management Obligations of or owing by the Canadian Borrower and the Subsidiaries (other than the Guarantor) to any and all Cash Managers, in each case whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again.
“Canadian Borrower” means, Baytex Energy Corp.
“Qualified Keepwell Provider” means, in respect of any Swap Obligation, each Borrower and each Material Subsidiary that, at the time the relevant guarantee (or grant of the relevant security interest, as applicable) becomes effective with respect to such Swap Obligation, has total assets exceeding U.S.$10,000,000 or otherwise constitutes an “eligible contract participant” under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another Person to qualify as an “eligible contract participant” with respect to such Swap Obligation at such time by entering into a keepwell or guarantee pursuant to Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.
“Swap Obligation” means, with respect to the Canadian Borrower or any Subsidiary (other than the Guarantor), any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.
(b)Capitalized words and phrases used in this Guarantee and the recitals hereto without express definition herein shall, unless something in the subject matter or context is inconsistent therewith, have the same defined meanings as are ascribed to such words and phrases in the Credit Agreement. For certainty, if the Credit Agreement ceases to be in force for any reason whatsoever, then for all purposes hereof the aforementioned capitalized words and phrases shall continue to have the same defined meanings set forth in the Credit Agreement as if such agreement remained in force in the form immediately prior to its ceasing to be in force.
1.2Headings
The division of this Guarantee into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Guarantee. The terms “this Guarantee”, “hereof”, “hereunder” and similar expressions refer to this Guarantee and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Guarantee.
1.3Number; Persons; including
Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing Persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and
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corporations and vice versa and words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.
1.4Interest Act (Canada)
(a)Whenever a rate of interest hereunder is calculated on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for the purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.
(b)THE GUARANTOR ACKNOWLEDGES AND CONFIRMS THAT: (A) THE CREDIT AGREEMENT, INCLUDING ARTICLE 5 THEREOF AND THE CONSTITUENT DEFINITIONS THEREIN AND UNDER THIS GUARANTEE AND THE OTHER DOCUMENTS RELATING TO INTEREST AND OTHER AMOUNTS PAYABLE HEREUNDER AND THEREUNDER, SATISFIES THE REQUIREMENTS OF SECTION 4 OF THE INTEREST ACT (CANADA) TO THE EXTENT THAT SECTION 4 OF THE INTEREST ACT (CANADA) APPLIES TO THE EXPRESSION, STATEMENT OR CALCULATION OF ANY RATE OF INTEREST OR OTHER RATE PER ANNUM HEREUNDER OR UNDER ANY OTHER DOCUMENT; AND (B) THE GUARANTOR IS ABLE TO CALCULATE THE YEARLY RATE OR PERCENTAGE OF INTEREST PAYABLE UNDER ANY DOCUMENT BASED ON THE METHODOLOGY SET OUT HEREIN AND UNDER THE OTHER DOCUMENTS, INCLUDING ARTICLE 5 OF THE CREDIT AGREEMENT AND THE CONSTITUENT DEFINITIONS THEREIN AND UNDER THIS GUARANTEE AND THE OTHER DOCUMENTS RELATING TO INTEREST AND OTHER AMOUNTS PAYABLE HEREUNDER AND THEREUNDER.
(c)THE GUARANTOR HEREBY IRREVOCABLY AGREES NOT TO PLEAD OR ASSERT, WHETHER BY WAY OF DEFENCE OR OTHERWISE, IN ANY PROCEEDING RELATING TO THE DOCUMENTS, THAT THE INTEREST PAYABLE UNDER THE DOCUMENTS AND THE CALCULATION THEREOF HAS NOT BEEN ADEQUATELY DISCLOSED TO THE BORROWER, ANY SUBSIDIARY OR THE GUARANTOR, WHETHER PURSUANT TO SECTION 4 OF THE INTEREST ACT (CANADA), OR ANY OTHER APPLICABLE LAW OR LEGAL PRINCIPLE.
1.5Nominal Rates
The principle of deemed reinvestment of interest shall not apply to any interest calculation under this Guarantee; all interest payments to be made hereunder shall be paid without allowance or deduction for deemed reinvestment or otherwise, before and after demand, default and judgment. The rates of interest specified in this Guarantee are intended to be nominal rates and not effective rates and any interest calculated hereunder shall be calculated using the nominal rate method and not the effective rate method of calculation.
1.6[References to Guarantor]
[All references in this Guarantee to representations and warranties by, covenants of, actions and steps by, or the performance of the terms and conditions hereof by the “Guarantor” shall, as the context requires, be and shall be construed as being by the partners of [●] on behalf of and in respect of such partnership.] [Note: Insert Section 1.6, with appropriate conforming changes, for a guarantee by a general partnership; insert similar provisions, with additional conforming changes, for a guarantee by a limited partnership, trust or other unincorporated entity.]
1.7[Luxembourg Terms]
In this Guarantee, a reference to:
(1)“winding-up”, “administration”, “dissolution”, “reorganisation”, “composition”, “compromise”, “assignment” or “arrangement” includes, without limitation, bankruptcy (faillite), insolvency, voluntary or judicial liquidation (liquidation
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volontaire ou judiciaire), composition with creditors (concordat préventif de la faillite), moratorium or reprieve from payment (sursis de paiement), controlled management (gestion contrôlée), general settlement with creditors, reorganisation or similar laws affecting the rights of creditors generally; and
(2)a “compulsory    manager”, “receiver”, “administrative receiver”, “administrator” includes any commissaire, juge-commissaire, curateur, liquidateur or similar officer.]
[Note: Insert the foregoing square-bracketed wording for a guarantee from the Baytex LuxCo.]
Article 2 - GUARANTEE
2.1Guarantee of Obligations
The Guarantor hereby unconditionally and irrevocably guarantees to the Beneficiaries the payment and performance of all of the Obligations, together with interest thereon as provided in Section 5.4.
2.2Indemnity
If any or all of the Obligations are not duly paid or performed by any Borrower or any other Subsidiary, as applicable, and are not recoverable under Section 2.1 for any reason whatsoever, the Guarantor will, as a separate and distinct obligation, indemnify and save harmless the Beneficiaries from and against all losses resulting from the failure of such Borrower or such Subsidiary to pay and perform such Obligations. [In addition to and without limiting the foregoing, each partner of the Guarantor hereby agrees, on a joint and several basis, to indemnify and hold harmless each of the Beneficiaries, forthwith after demand as provided herein, from and against all losses resulting from the failure of any Borrower or any Subsidiary, as applicable, to pay and perform any or all of the Obligations, it being the express intention of the partners of the Guarantor that each of the partners of the Guarantor shall be jointly and severally liable for the Obligations.] [Note: Insert the foregoing square-bracketed wording in Section 2.2 for any guarantee by a general partnership which includes a Borrower as a partner.]
2.3Guarantor as Principal Obligor
If any or all of the Obligations are not duly paid or performed by any Borrower or any other Subsidiary, as applicable, and are not recoverable under Section 2.1 or the Beneficiaries are not indemnified under Section 2.2, in each case, for any reason whatsoever, such Obligations shall, as a separate and distinct obligation, be recoverable by the Beneficiaries from the Guarantor as the primary obligor and principal debtor in respect thereof and shall be paid to the Beneficiaries forthwith after demand therefor as provided herein.
2.4Guarantee Absolute and Unconditional
The liability and obligations of the Guarantor hereunder shall be continuing, unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged, limited or otherwise affected by:
(a)any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any Obligation, security, Person or otherwise, including any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release of any of the Obligations, covenants or undertakings of the Borrowers and the Subsidiaries under the Documents;
(b)any modification or amendment of or supplement to the Obligations;
(c)any loss of or in respect of any security held by or on behalf of the Beneficiaries, whether occasioned by the fault of the Beneficiaries or otherwise, including any release, non-perfection or invalidity of any such security;
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(d)any change in the existence, structure, constitution, name, control or ownership of any Borrower, any Subsidiary or any other person, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting any Borrower, any Subsidiary or any other person or their respective assets;
(e)the existence of any set-off [(including any legal set-off under Luxembourg law)] [Note: Insert the foregoing square-bracketed wording for a guarantee from the Baytex LuxCo.], counterclaim, claim or other right which the Guarantor, any Borrower or any Subsidiary may have at any time against the Beneficiaries or any other person, whether in connection with the Credit Agreement, this Guarantee, any other Document or any unrelated transaction;
(f)any provision of applicable law purporting to prohibit or limit the payment by any Borrower or any Subsidiary, as applicable, of any Obligation, and the foregoing is hereby waived by the Guarantor to the extent permitted under applicable law;
(g)any limitation, postponement, prohibition, subordination or other restriction on the right of a Beneficiary or any other person on behalf of a Beneficiary to payment of the Obligations;
(h)any release, substitution or addition of any other guarantor of the Obligations;
(i)any defence arising by reason of any failure of any Beneficiary or any other person on a Beneficiary’s behalf to make any presentment, demand, or protest or to give any other notice, including notice of all of the following: acceptance of this Guarantee, partial payment or non-payment of all or any part of the Obligations and the existence, creation, or incurring of new or additional Obligations;
(j)any defence arising by reason of any failure of a Beneficiary or any other person on behalf of a Beneficiary to proceed against any Borrower, any Subsidiary or any other person, or to apply or exhaust any security held from any Borrower, any Subsidiary or any other person for the Obligations, to proceed against, apply or exhaust any security held from the Guarantor or any other person, or to pursue any other remedy available to the Beneficiaries or any other person on behalf of the Beneficiaries;
(k)any defence arising by reason of the invalidity, illegality or lack of enforceability of the Obligations or any part thereof or of any security or guarantee in support thereof, or by reason of any incapacity, lack of authority, or other defence of any Borrower, any Subsidiary or any other person, or by reason of any limitation, postponement or prohibition on a Beneficiary’s or other person on behalf of a Beneficiary’s rights to payment, or the cessation from any cause whatsoever of the liability of any Borrower, any Subsidiary or any other person with respect to all or any part of the Obligations (other than irrevocable payment to the Beneficiaries in full, in cash, of the Obligations), or by reason of any act or omission of the Beneficiaries or others which directly or indirectly results in the discharge or release of any Borrower, any Subsidiary or any other person or of all or any part of the Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;
(l)any defence arising by reason of the failure by a Beneficiary or any other person on behalf of a Beneficiary to obtain, register, perfect or maintain a Security Interest in or upon any property of any Borrower, any Subsidiary or any other person, or by reason of any interest of the Beneficiaries or any other person on behalf of the Beneficiaries in any property, whether as owner thereof or as holder of a Security Interest therein or thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment of any right or recourse to collateral;
(m)any defence arising by reason of the failure of the Beneficiaries or any other person on behalf of the Beneficiaries to marshal assets;
(n)to the extent permitted under applicable law, any defence based upon any failure of the Beneficiaries or any other person on behalf of the Beneficiaries to give to any Borrower, any Subsidiary or the Guarantor notice of any sale or other disposition of any property
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securing any or all of the Obligations or any other guarantee thereof, or any notice that may be given in connection with any sale or other disposition of any such property;
(o)any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against any Borrower, any Subsidiary or any other person, including any discharge or bar against collection of any of the Obligations; [or]
(p)[the fact that any Borrower or any Subsidiary, as applicable, has a general partnership interest in the Guarantor;] or [Note: Insert subparagraph (p) if applicable.]
(q)any other law, event or circumstance or any other act or failure to act or delay of any kind by any Borrower, any Subsidiary, the Beneficiaries or any other person, which might, but for the provisions of this Section, constitute a legal or equitable defence to or discharge, limitation or reduction of the Guarantor’s obligations hereunder, other than as a result of the payment or extinguishment in full of the Obligations.
The foregoing provisions apply and the foregoing waivers, to the extent permitted under applicable law, shall be effective even if the effect of any action or failure to take action by the Beneficiaries or any other person on behalf of the Beneficiaries is to destroy or diminish the Guarantor’s subrogation rights, the Guarantor’s right to proceed against any Borrower or any Subsidiary for reimbursement, the Guarantor’s right to recover contribution from any other guarantor or any other right or remedy of the Guarantor.
2.5Keepwell
To the extent that the Guarantor is a Qualified Keepwell Provider, the Guarantor jointly and severally with each other Qualified Keepwell Provider, absolutely, unconditionally, and irrevocably undertakes to provide such funds or other support as may be needed from time to time by the Canadian Borrower and each Subsidiary (other than the Guarantor) to honor all of its obligations under the guarantees they have provided in favour of the Agent and the other Beneficiaries in respect of any Lender Financial Instrument Obligation which is a Swap Obligation (provided, however, that the Guarantor shall only be liable under this Section 2.5 for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 2.5, or otherwise under this Guarantee, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of the Guarantor under this Section 2.5 shall remain in full force and effect until all Obligations have been paid in full. The Guarantor intends that this Section 2.5 constitute, and this Section 2.5 shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of the Canadian Borrower and each Subsidiary (other than the Guarantor) for all purposes of section 1a(18)(A)(v)(II) of the Commodity Exchange Act.
2.6[Luxembourg Limitation on Guarantee
Notwithstanding the foregoing and any other provision of this Guarantee (or any other Document entered into by the Guarantor) to the contrary, the payment and guarantee undertaking of the Guarantor under this Guarantee for the Obligations of any Borrower or any Subsidiary which is not a Subsidiary of the Guarantor shall be limited at any time, to an aggregate amount not exceeding 99% of the greater of:
(a)the Guarantor’s own funds (“capitaux propres”) and the debt owed by the Guarantor to any of its direct or indirect shareholders, as determined by Article 34 of the Luxembourg law of 19 December 2002 on the register of commerce and companies, accounting and companies annual accounts, as amended, as at the date of this Guarantee; and
(b)the Guarantor’s own funds (“capitaux propres”) and the debt owed by the Guarantor to any of its direct or indirect shareholders, as determined by Article 34 of the Luxembourg law of 19 December 2002 on the register of commerce and companies, accounting and companies annual accounts, as amended, as at the date demand hereunder is made pursuant to Section 5.1.
The above limitation shall not apply to any amounts borrowed under any Credit Facility and in each case made available, in any form whatsoever, to the Guarantor or any of its Subsidiaries.
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[Note: Insert the foregoing square-bracketed wording for a guarantee from the Baytex LuxCo.]
Article 3 - DEALINGS WITH THE BORROWERS, THE SUBSIDIARIES AND OTHERS
3.1No Release
The Beneficiaries, without releasing, discharging, limiting or otherwise affecting in whole or in part the Guarantor’s liability and obligations hereunder, may:
(a)grant time, renewals, extensions, indulgences, releases and discharges to any Borrower, any Subsidiary or any other guarantor or endorser;
(b)take or abstain from taking security or collateral from any Borrower, any Subsidiary or any other guarantor or endorser or from perfecting security or collateral of any Borrower, any Subsidiary or any other guarantor or endorser;
(c)accept compromises from any Borrower, any Subsidiary or any other guarantor or endorser;
(d)subject to the Credit Agreement and the other Documents, apply all money at any time received from any Borrower or any Subsidiary or from security upon such part of the Obligations as the Beneficiaries may see fit or change any such application in whole or in part from time to time as the Beneficiaries may see fit; or
(e)otherwise deal with any Borrower, any Subsidiary and all other persons and security as the Beneficiaries may see fit.
3.2No Exhaustion of Remedies
The Beneficiaries shall not be bound or obligated to exhaust their recourse against any Borrower, any Subsidiary or other persons or any securities or collateral they may hold or take any other action (other than to make demand pursuant to Article 5) before the Beneficiaries shall be entitled to demand, enforce and collect payment from the Guarantor hereunder.
3.3Evidence of Obligations
Any account settled or stated in writing by or between a Beneficiary or the Beneficiaries, as the case may be, and any Borrower or any Subsidiary, as applicable, shall be prima facie evidence that the balance or amount thereof appearing due to the same is so due.
3.4No Set-off
In any claim by the Beneficiaries against the Guarantor hereunder, the Guarantor shall not claim or assert any set-off [(including any legal set-off under Luxembourg law)] [Note: Insert the foregoing square-bracketed wording for a guarantee from the Baytex LuxCo.], counterclaim, claim or other right that any of the Borrowers, any Subsidiary or the Guarantor may have against one or more of the Beneficiaries.
Article 4 - CONTINUING GUARANTEE
4.1Continuing Guarantee
This Guarantee shall be a continuing guarantee and shall continue to be effective even if at any time any payment of any of the Obligations is rendered unenforceable or is rescinded or must otherwise be returned by any Beneficiary for any reason whatsoever (including the insolvency, bankruptcy or reorganization of any Borrower or any Subsidiary, as applicable), all as though such payment had not been made.
4.2Revival of Indebtedness
If at any time, all or any part of any payment previously received by a Beneficiary and applied to any Obligation must be rescinded or returned by the Beneficiary for any reason whatsoever (including the
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insolvency, bankruptcy or reorganization of any Borrower or any Subsidiary, as applicable), such Obligation shall, for the purpose of this Guarantee, to the extent that such payment must be rescinded or returned, be deemed to have continued in existence, notwithstanding such application by the Beneficiary, and this Guarantee shall continue to be effective or be reinstated, as the case may be, as to such Obligation as though such application by the Beneficiary had not been made.
Article 5 - DEMAND FOR PAYMENT, EXPENSES AND INTEREST
5.1Demand for Payment
The Beneficiaries shall be entitled to make demand upon the Guarantor at any time during the continuance of an Event of Default and upon any such demand the Beneficiaries may treat all Obligations as due and payable and may forthwith collect from the Guarantor all Obligations. The Guarantor shall make payment to or performance in favour of the Beneficiaries of all Obligations forthwith after demand therefor is made upon the Guarantor by the Beneficiaries as aforesaid.
5.2Stay of Acceleration
If acceleration of the time for payment of any amount payable by any Borrower or any Subsidiary, as applicable, in respect of the Obligations is stayed upon the insolvency, bankruptcy, arrangement or reorganization of such Borrower or such Subsidiary or any moratorium affecting the payment of the Obligations, all such amounts that would otherwise be subject to acceleration shall nonetheless be payable by the Guarantor hereunder forthwith on demand by the Beneficiaries.
5.3Expenses
The Guarantor shall pay to the Beneficiaries all reasonable out of pocket costs and expenses, including all reasonable legal fees (on a solicitor and his own client basis) and other expenses incurred by the Beneficiaries from time to time in the enforcement, realization and collection of or in respect of this Guarantee. All such amounts shall be payable by the Guarantor on demand by the Beneficiaries.
5.4Interest
Any payment obligation comprised in the Obligations guaranteed hereunder which is not paid when due hereunder shall bear interest, to the extent not already included in the Obligations, both before and after default or judgment, from the date of demand pursuant to Section 5.1 to the date of payment at the rate or rates provided in the relevant Document for such Obligations or, in the event no such rate is provided for therein, at a rate per annum that is equal to the Default Rate. Any other amounts payable pursuant hereto, including pursuant to Section 5.3, which are not paid when due hereunder shall bear interest, both before and after default or judgment, from the date of demand pursuant to Section 5.1 to the date of payment or reimbursement thereof by the Guarantor at a rate per annum that is equal to the Default Rate. All such interest shall accrue daily and shall be payable by the Guarantor on demand by the Beneficiaries.
Article 6 - SUBROGATION
6.1Subrogation
(a)Until all the Obligations have been irrevocably paid in full in cash, the Guarantor shall have no right of subrogation to, and waives to the fullest extent permitted by applicable law, any right to enforce any remedy which the Beneficiaries now have or may hereafter have against any Borrower or any Subsidiary, as applicable, in respect of the Obligations, and until such time the Guarantor waives any benefit of, and any right to participate in, any security, now or hereafter held by the Beneficiaries for the Obligations.
(b)If (i) the Guarantor performs or makes payment to the Beneficiaries of all amounts owing by the Guarantor under this Guarantee, and (ii) the Obligations are performed and irrevocably paid in full then the Beneficiaries will, at the Guarantor’s request, execute and deliver to the Guarantor appropriate documents, without recourse and without representation and warranty, necessary to evidence the transfer by subrogation to the Guarantor of the Beneficiaries’ interest in the Obligations and any security held therefor resulting from such performance or payment by the Guarantor.
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Article 7 - REPRESENTATIONS AND WARRANTIES; COVENANTS
7.1Representations and Warranties
The Guarantor represents and warrants as follows to each of the Beneficiaries and acknowledges and confirms that each of the Beneficiaries is relying upon such representations and warranties:
(a)Status and Authority
It is a [corporation duly incorporated and] OR [INSERT OTHER APPROPRIATE DESCRIPTION, AS APPLICABLE] existing under the laws of [●] and has all authority, capacity and powers and all material Governmental Authorizations required to carry on its business as now conducted.
(b)Valid Authorization
The execution, delivery and performance by the Guarantor of this Guarantee and each of the Documents to which it is a party (i) is within the Guarantor’s authority, capacity and power, (ii) has been duly authorized by all necessary [corporate] OR [INSERT OTHER APPROPRIATE DESCRIPTION, AS APPLICABLE] and other action, (iii) requires no Governmental Authorization or action by or in respect of, or filing with, any Governmental Authority, and (iv) does not contravene or constitute a default under any provision of applicable law, or any agreement or any judgment, injunction, order, decree or other instrument binding upon the Guarantor or result in the creation or imposition of any Security Interest on any asset of the Guarantor or any of its Subsidiaries.
(c)Enforceability of Documents
This Guarantee and each of the other Documents to which the Guarantor is a party constitute valid and legally binding obligations of the Guarantor, enforceable against the Guarantor in accordance with their respective terms subject to applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors’ rights and to the fact that equitable remedies are only available in the discretion of the court.
(c.1)    Interest Act (Canada)
(i)This Guarantee, including Section 1.4 hereof, the Credit Agreement, including Article 5 thereof, and the constituent definitions herein and under the other Documents relating to interest and other amounts payable hereunder and thereunder, satisfies the requirements of section 4 of the Interest Act (Canada) to the extent that section 4 of the Interest Act (Canada) applies to the expression, statement or calculation of any rate of interest or other rate per annum hereunder or under any other Document.
(ii)The Guarantor is able to calculate the yearly rate or percentage of interest payable under any Document based on the methodology set out herein and under the other Documents, including Section 1.4 hereof, Article 5 of the Credit Agreement and the constituent definitions herein and under the other Documents relating to interest and other amounts payable hereunder and thereunder.
(d)[Centre of Main Interest
Its “centre of main interests” (as that term is used in Article 3(1) of The Council of the European Union No 1346/2000 on Insolvency Proceedings (the “Regulation”)) is in Luxembourg and it has no “establishment” (as that term is used in Article 2(h) of the Regulation) in any other jurisdiction.
It has its central administration, within the meaning of the Luxembourg law of 10 August 1915 on commercial companies, as amended, in Luxembourg.]
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(e)[Solvency
The Guarantor has not taken any corporate action nor have any legal proceedings or other procedure or step been taken, started or threatened in relation to (a) bankruptcy (faillite), insolvency, voluntary or judicial liquidation (liquidation volontaire ou judiciaire), composition with creditors (concordat préventif de la faillite), moratorium or reprieve from payment (sursis de paiement), controlled management (gestion contrôlée), general settlement with creditors, reorganisation or similar proceedings affecting the rights of creditors, (b) a composition, compromise, assignment or arrangement with any creditor of the Guarantor, (c) the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect the Guarantor or any of its assets, (d) enforcement of any Security Interests over any assets of the Guarantor, or (e) any analogous procedure or step is taken in any jurisdiction.
The Guarantor has not (i) suspended its payments (cessation de paiements) or (ii) lost its financial creditworthiness (ébranlement du crédit) within the meaning of Article 437 of the Luxembourg Commercial Code.]
[Note: Insert subparagraphs (d) and (e) for a guarantee from the Baytex LuxCo.]
7.2Effective Time of Repetition
All representations and warranties, when repeated or deemed to be repeated hereunder, shall be construed with reference to the facts and circumstances existing at the time of repetition, unless they are stated herein to be made as at the date hereof.
7.3Nature of Representations and Warranties
The representations and warranties set out in this Guarantee or deemed to be made pursuant hereto shall survive the execution and delivery of this Guarantee notwithstanding any investigations or examinations which may be made by the Beneficiaries or Beneficiaries’ Counsel. Such representations and warranties shall survive until this Guarantee has been terminated.
7.4Covenants Contained in the Credit Agreement and Other Documents
The Guarantor hereby covenants and agrees with the Beneficiaries that the Guarantor shall observe, perform and comply with any and all of the covenants of the Canadian Borrower and its Subsidiaries contained in the Credit Agreement or other Documents that the Canadian Borrower or such other Subsidiary agrees that the Guarantor (as a Material Subsidiary or otherwise) shall observe, perform and comply with. [In addition to and without derogating from the foregoing covenants and agreements, so long as any Obligation is outstanding or any Credit Facility is available under the Credit Agreement, the Guarantor further covenants and agrees with the Beneficiaries that, unless the Agent, on behalf of the Beneficiaries, otherwise consents in writing:
(a)Single Purpose Entity
The Guarantor shall not carry on any business other than: (i) the holding of ownership interests in other Subsidiaries and (ii) the on-lending to the Canadian Borrower or other Material Subsidiaries of (A) the proceeds of equity subscriptions made by the Canadian Borrower or other Subsidiaries in the capital of the Guarantor and (B) the proceeds of loans made to the Guarantor by the Canadian Borrower and/or any other Material Subsidiary.
(b)Limitation on Debt
The Guarantor shall not incur any Debt other than (i) Debt owing to the Canadian Borrower or another Material Subsidiary and (ii) Debt not to exceed U.S.$100,000 (or the equivalent amount thereof in any other currency) in the aggregate at any time.
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(c)No Security Interests
The Guarantor shall not create, issue, incur, assume or permit to exist any Security Interests on any of its property or assets other than in favour of the Agent.
(d)No Property
The Guarantor shall not have interest in any property or assets other than: (i) the holding of ownership interests in other Subsidiaries, (ii) receivables owing from the Canadian Borrower or other Subsidiaries and (iii) cash on hand.
(e)No Assignment of Receivables
The Guarantor shall not assign the receivables from the Canadian Borrower or other Subsidiaries referenced in Section 7.4(d) to any Person other than the Canadian Borrower or another Subsidiary or the Agent.]
[Note: Insert the foregoing square-bracketed wording for a guarantee from the Baytex LuxCo.]
Article 8 - POSTPONEMENT
8.1Postponement
Upon the occurrence and during the continuance of an Event of Default, all debts, liabilities and obligations, present and future of any Borrower or any Subsidiary, as applicable, to or in favour of the Guarantor shall be and are hereby postponed and subordinated to the prior payment and performance in full of the Obligations. All money received by the Guarantor in respect of such debts, liabilities and obligations during the continuance of an Event of Default shall be received and held in trust for the benefit of the Beneficiaries and upon demand hereunder shall be forthwith paid over to the Beneficiaries, the whole without in any way lessening or limiting the liability and obligations of the Guarantor hereunder and this postponement is independent of the Guarantee and shall remain in full force and effect until payment and performance in full of the Obligations and all obligations of the Guarantor under this Guarantee.
Article 9 - GENERAL
9.1Waiver of Notices
The Guarantor hereby waives promptness, diligence, presentment, demand of payment, notice of acceptance and any other notice with respect to this Guarantee and the obligations guaranteed hereunder, except for the demand pursuant to Section 5.1.
9.2Benefit of the Guarantee
This Guarantee shall enure to the benefit of the respective successors and permitted assigns of the Beneficiaries and be binding upon the successors of the Guarantor.
9.3Foreign Currency Obligations
The Guarantor shall make payment relative to each Obligation in the currency (the “original currency”) in which any Borrower or any Subsidiary, as applicable, is required to pay such Obligation. If the Guarantor makes payment relative to any Obligation to the Beneficiaries in a currency (the “other currency”) other than the original currency (whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment shall constitute a discharge of the liability of the Guarantor hereunder in respect of such Obligation only to the extent of the amount of the original currency which the Beneficiaries are able to purchase with the amount of other currency they receive on the date of receipt in accordance with normal practice. If the amount of the original currency which the Beneficiaries are able to purchase is less than the amount of such currency originally due in respect of the relevant Obligation, the Guarantor shall indemnify and save the Beneficiaries harmless from and against any loss or damage arising as a result of such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Guarantee, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Beneficiaries and shall continue in full
11

force and effect notwithstanding any judgment or order in respect of any amount due hereunder or under any judgment or order. A certificate of a Beneficiary as to any such loss or damage shall constitute prima facie evidence thereof, in the absence of manifest error.
9.4Taxes and Set-off by Guarantor
All payments by the Guarantor under this Guarantee, whether in respect of principal, interest, interest on overdue and unpaid interest, fees or any other Obligations, shall be made in full without any deduction or withholding (whether in respect of set-off [(including any legal set-off under Luxembourg law)] [Note: Insert the foregoing square-bracketed wording for a guarantee from the Baytex LuxCo.], counterclaim, duties, Taxes, charges or otherwise whatsoever) unless the Guarantor is prohibited by applicable laws from doing so, in which event the Guarantor shall:
(a)ensure that the deduction or withholding does not exceed the minimum amount legally required;
(b)forthwith pay to the Beneficiaries such additional amount so that the net amount received by the Beneficiaries will equal the full amount which would have been received by it had no such deduction or withholding been made;
(c)pay to the relevant taxation or other authorities, within the period for payment required by applicable laws, the full amount of the deduction or withholding (including the full amount of any deduction or withholding from any additional amount paid pursuant to this Section); and
(d)furnish to the Beneficiaries promptly, as soon as available, an official receipt of the relevant taxation or other authorities involved for all amounts deducted or withheld as aforesaid.
9.5No Waiver; Remedies
No failure on the part of the Beneficiaries to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude the other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.
9.6Severability
If any provision of this Guarantee is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect.
9.7Amendments and Waivers
Any provision of this Guarantee may be amended, waived or a consent given in respect thereof with the concurrence of the Guarantor and the Agent on behalf of the Beneficiaries. Any waiver and any consent by the Agent on behalf of the Beneficiaries under any provision of this Guarantee must be in writing signed by the Agent and may be given subject to any conditions thought fit by the Agent. Any waiver or consent shall be effective only in the instance and for the purpose for which it is given.
9.8Additional Security
This Guarantee is in addition and without prejudice to any security of any kind (including, without limitation, other guarantees) now or hereafter held by the Beneficiaries or any person on behalf of the Beneficiaries and any other rights or remedies they might have.
9.9Notices
Any demand, notice or other communication (hereinafter in this Section referred to as a “Communication”) to be given in connection with this Guarantee shall be given in writing and may be given by personal delivery, facsimile or by registered mail addressed to the recipient as follows:
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To the Agent on behalf of the Beneficiaries as follows:
The Bank of Nova Scotia, as Agent
Global Banking and Markets – Global Loan Syndications
40 King Street West, 55th Floor
Toronto, Ontario
M5H 1H1
Facsimile No.:    [redacted]
Attention:    Head – Agency Services
To the Guarantor:
[[●][INSERT NAME OF BAYTEX LUXCO]
99, Grand Rue
L-1661 Luxumbourg,
Grand Duchy of Luxembourg
Attention: Board of Managers]
OR
[[●]
[c/o] Baytex Energy Corp.
Centennial Place, East Tower
Suite 2800, 520 - 3rd Avenue S.W.
Calgary, Alberta
T2P 0R3
Facsimile No.:    [redacted]
Attention:    Chief Financial Officer]
or such other address or electronic communication number as may be designated by notice by any party to the other. Any Communication given by personal delivery or facsimile transmission shall be conclusively deemed to have been given on the day of actual delivery or transmittal thereof and, if given by registered mail, on the third day following the deposit thereof in the mail. If the party giving any Communication knows or ought reasonably to know of any difficulties with the postal system which might affect the delivery of mail, any such Communication shall not be mailed but shall be given by personal delivery or facsimile transmission.
9.10Assignment
The rights of the Beneficiaries under this Guarantee may be assigned by the Beneficiaries in accordance with the provisions of the Credit Agreement and without the consent of the Borrowers, the Subsidiaries or the Guarantor during the continuance of an Event of Default and, at all other times, with the prior written consent of the Guarantor (such consent not to be unreasonably withheld). Subject to Section 10.2(j) of the Credit Agreement, the Guarantor may not assign its obligations under this Guarantee without the prior written consent of the Agent (which consent may be withheld in its sole discretion).
[In the event of a transfer or assignment by any of the Beneficiaries of its rights and/or obligations under this Guarantee and/or any other Documents by way of novation or otherwise, the Guarantor, the Borrowers and any of their Subsidiaries explicitly agree that all Security Interests and guarantees created or granted under this Guarantee and any other Documents shall be preserved for the benefit of the relevant Beneficiaries and the relevant transferee or assignee in accordance with all relevant laws, including, to the extent applicable, article 1278 of the Luxembourg Civil Code.] [Note: Insert the foregoing square-bracketed wording for a guarantee from the Baytex LuxCo.]
9.11Time of Essence
Time is of the essence with respect to this Guarantee and the time for performance of the obligations of the Guarantor under this Guarantee may be strictly enforced by the Beneficiaries.
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9.12Financial Condition of the Borrowers and the Subsidiaries
The Guarantor is fully aware of the financial condition of the Borrowers and each of the Subsidiaries and acknowledges that it shall receive a benefit from the Beneficiaries entering into the Documents to which the Beneficiaries are a party. The Guarantor assumes all responsibility for being and keeping itself informed of the Borrowers’ and each of the Subsidiaries’ financial condition and assets, and of all other circumstances bearing upon the risk of non-payment or non-performance of the Obligations and the nature, scope and extent of the risks which Guarantor assumes and incurs hereunder, and agrees that the Beneficiaries shall not have a duty to advise Guarantor of information known to any of them regarding such circumstances or risks.
9.13Acknowledgement of Documentation
The Guarantor hereby acknowledges receipt of a true and complete copy of the Documents and all of the terms and conditions thereof.
9.14Entire Agreement
This Guarantee, the Credit Agreement and the other Documents constitute the entire agreement between the Beneficiaries and the Guarantor with respect to the subject matter hereof and cancel and supersede any prior understandings and agreements between such parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, expressed, implied or statutory, between such parties other than as expressly set forth herein or therein.
9.15Governing Law
This Guarantee shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.
9.16Attornment
The Guarantor and each of the Beneficiaries hereby attorn and submit to the jurisdiction of the courts of the Province of Alberta in regard to legal proceedings relating to this Guarantee. For the purpose of all such legal proceedings, the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this Guarantee. Notwithstanding the foregoing, nothing in this Section shall be construed nor operate to limit the right of the Guarantor or the Beneficiaries to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.
[Remainder of Page Intentionally Left Blank]
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IN WITNESS WHEREOF the Guarantor has executed this Guarantee.

[INSERT NAME OF RELEVANT MATERIAL SUBSIDIARY]
Per:
Name:
Title:
Per:
Name:
Title:

SCHEDULE H-6
FLOATING CHARGE DEMAND DEBENTURE
([●] [INSERT NAME OF RELEVANT MATERIAL SUBSIDIARY])

Principal Sum:	$3,000,000,000 Canadian Dollars
Interest Rate:	20.0% per annum
Date:	[●], 20[●]

Article 1 - PROMISE TO PAY
1.1Promise to Pay
For value received, the undersigned (the “Debtor”) hereby acknowledges itself indebted and promises to pay ON DEMAND to or to the order of The Bank of Nova Scotia in its capacity as agent (in such capacity, the “Agent”) for and on behalf of (a) The Bank of Nova Scotia and such other persons as may become lenders (collectively, the “Lenders” and, individually, a “Lender”) under the second amended and restated credit agreement made as of April 1, 2022 among Baytex Energy Corp., as Canadian Borrower, Baytex Energy USA, Inc., as U.S. Borrower, the Lenders and the Agent (as the same may be further amended, modified, supplemented or restated from time to time), (b) all Hedging Affiliates (as defined in such credit agreement) of each Lender and (c) all Cash Managers (as such term is defined in such credit agreement), for the benefit of the Agent, the Lenders, such Hedging Affiliates and such Cash Managers (collectively, the “Beneficiaries”), the principal sum herein stipulated on presentation and surrender of this debenture at the Agent’s offices at The Bank of Nova Scotia, Global Banking and Markets – Global Loan Syndications, 40 King Street West, 55th Floor, Toronto, Ontario, M5H 1H1, or at such other place as the Agent may designate by notice in writing to the Debtor, and to pay interest thereon from the date hereof at the rate per annum herein stipulated in like money at the same place monthly on the last day of each month; and, if the Debtor should at any time make default in the payment of any principal or interest to pay interest on the amount in default both before and after demand, default and judgment at the same rate in lawful money of Canada at the same place. The Agent, on behalf of the Beneficiaries, is the Person entitled to receive the principal of and interest on this debenture and all other amounts payable hereunder.
Article 2 - CHARGE
2.1Charge
As security for the due payment of all money payable hereunder and all other obligations hereunder, the Debtor hereby charges, as and by way of a first floating charge to and in favour of the Agent and its successors and assigns, for the benefit of the Beneficiaries and their respective successors and permitted assigns, all of the undertaking, property and assets of the Debtor, both present and future, of every nature and kind and wherever situate including, without limitation, all of its present and future personal and real property, goodwill, trade-marks, inventions, processes, patents and patent rights, materials, supplies, inventories, motor vehicles, trucks, trailers, machinery, implements, equipment and apparatus of every kind, furniture, rent, revenues, income, money, rights, powers, privileges, franchises, benefits, amenities, contracts, agreements, leases of real and personal property, licenses, permits, book debts, accounts receivable, negotiable and non-negotiable instruments, judgments, securities, choses in action, unpaid capital and all other property and things of value of every kind and nature, tangible and intangible, legal or equitable, which the Debtor now has, may be possessed of, entitled to, or acquire, by way of amalgamation or otherwise, now or hereafter and any and all proceeds of any of the foregoing.
In this debenture, the mortgages, assignments and charges created and provided for are collectively called the “Charge” and the subject matter of the Charge is called the “Charged Premises”.
2.2Dealings in the Ordinary Course
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Subject to Section 3.1 hereof and until the Charge becomes enforceable, the Debtor may dispose of or deal with the property and assets subjected to the Charge in the ordinary course of business and for the purpose of carrying on the same, so that purchasers thereof or parties dealing with the Debtor take title thereto free and clear of the Charge.
2.3Last Day
The Charge shall not extend or apply to the last day of the term of any lease or agreement to lease but upon the enforcement of the Charge the Debtor shall stand possessed of such last day in trust for the Agent to assign the same to any person acquiring such term in the course of enforcement of the Charge.
2.4Exception for Certain Contractual Rights
The Charge does not and shall not extend to, and the Charged Premises shall not include, any agreement, right, franchise, licence or permit (the “Contractual Rights”) to which the Debtor is a party or of which the Debtor has the benefit, to the extent that the creation of the Charge herein would constitute a breach of the terms of or permit any person to terminate the Contractual Rights, but the Debtor shall hold its interest therein in trust for the Agent and shall assign such Contractual Rights to the Agent forthwith upon obtaining the consent of all other parties thereto. The Debtor agrees that it shall, upon the request of the Agent, use all commercially reasonable efforts to obtain any consent required to permit any Contractual Rights to be subjected to the Charge herein.
2.5Crystallization Against Real Property
In respect of real property (and interests therein) subject to the floating charge created by Section 2.1, such floating charge shall become a fixed charge against such property and interests upon the earlier of (a) the Charge becoming enforceable in accordance with Section 4.1 and the Agent giving written notice to the Debtor that the indebtedness secured thereby is forthwith due and payable and that the floating charge has become a fixed charge on the real property and interests therein charged thereby, and (b) the occurrence of any other event which by operation of law would result in the floating charge becoming a fixed charge on the real property and interests therein of the Debtor charged thereby.
Article 3 - NEGATIVE PLEDGE
3.1Negative Pledge
Except as has otherwise been agreed in writing with the Agent and the Lenders, the Debtor shall not create, assume, have outstanding or permit to exist, except in favour of the Agent, any mortgage, charge, pledge, lien, assignment by way of security, security interest or other encumbrance on any part of the Charged Premises.
Article 4 - DEFAULT AND REMEDIES
4.1Default
If the Debtor makes default in the payment of principal, interest or any other amount payable hereunder or in the due performance of the terms and conditions of Section 3.1 hereof, the Charge shall immediately become enforceable.
4.2Remedies
(1)    Whenever the Charge has become enforceable, the Agent may realize upon the Charged Premises and shall have the following rights and remedies, which rights and remedies may be exercised from time to time separately or in combination and are in addition to and not in substitution for any other rights or remedies the Beneficiaries may have:
(a)the Agent may by appointment in writing appoint a receiver or receiver and manager (each herein referred to as the “Receiver”) of the Charged Premises and may remove or replace such Receiver from time to time or may institute proceedings in any court of competent jurisdiction for the appointment of a Receiver of the Charged Premises or any
2

part thereof; and the term “Agent” when used in this Section 4.2 shall include any Receiver so appointed and the agents, officers and employees of such Receiver;
(b)the Agent may take possession of the Charged Premises and require the Debtor to make the Charged Premises available to the Agent;
(c)the Agent may take such steps as it considers desirable to maintain, preserve or protect the Charged Premises;
(d)the Agent may carry on or concur in the carrying on of all or any part of the business of the Debtor relating to the Charged Premises;
(e)the Agent may enforce any rights of the Debtor in respect of the Charged Premises by any manner permitted by law;
(f)the Agent may sell, lease or otherwise dispose of the Charged Premises by judicial sale, by foreclosure, by public auction, by private tender or by private sale either for cash or upon credit upon such terms and conditions as the Agent may determine and without notice to the Debtor unless required by law and may execute and deliver to the purchaser or purchasers of the Charged Premises or any part thereof a good and sufficient deed or conveyance or deeds or conveyances for the same, any Vice President, Manager or Director of the Agent being hereby constituted the irrevocable attorney of the Debtor for the purpose of making such sale and executing such deeds or conveyances, and any such sale made as aforesaid shall be a perpetual bar both in law and in equity against the Debtor and all other persons claiming all or any part of the Charged Premises by, from, through or under the Debtor;
(g)the Agent may accept the Charged Premises in satisfaction or partial satisfaction of the Charge upon notice to the Debtor of its intention to do so in the manner required by law;
(h)the Agent may borrow money on the security of the Charged Premises for the purpose of the carrying on of the business of the Debtor or for the maintenance, preservation, protection or realization of the Charged Premises in priority to the Charge;
(i)the Agent may perform any obligation, covenant or provision under the credit agreement referred to herein and the entire costs thereof are a charge on the Charged Premises and shall be added to the amounts due hereunder and shall be secured by the Charge; and
(j)the Agent may exercise any other right or remedy permitted by law or equity, including, without limitation, all rights and remedies of a secured party under the Personal Property Security Act (Alberta) or any similar personal property legislation of any jurisdiction in which any of the Charged Premises is located or which, by operation of law, governs or is deemed to govern the Charged Premises.
(2)The Debtor further agrees with the Agent that:
(a)the Beneficiaries shall not be liable or responsible for any failure to seize, collect, realize, sell or obtain payment of the Charged Premises and shall not be bound to institute proceedings or to take other steps for the purpose of seizing, collecting, realizing or obtaining possession or payment of the Charged Premises or for the purpose of preserving any rights of the Beneficiaries, the Debtor or any other person, firm or corporation in respect of the Charged Premises;
(b)the Beneficiaries may grant extensions of time, take, abstain from taking and perfecting and give up securities, accept compositions, grant releases and discharges, release any part of the Charged Premises and otherwise deal with the Debtor, debtors of the Debtor, sureties and others and with the Charged Premises and other securities as the Agent may see fit without prejudice to the liability of the Debtor to the Beneficiaries or the Beneficiaries’ rights hereunder;
(c)to facilitate the realization of the Charged Premises, the Agent may enter upon, occupy and use all or any of the premises, buildings and plant comprising the Charged Premises
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and use all or any of the equipment and other personal property of the Debtor for such time as the Agent requires to facilitate such realization, free of charge (as between the Debtor and the Agent), and the Beneficiaries shall not be liable to the Debtor for any neglect in so doing (other than gross negligence or wilful misconduct on the part thereof) or in respect of any rent, charges or depreciation in connection with such actions;
(d)the Agent may charge on its own behalf and pay to others all reasonable amounts for expenses incurred and for services rendered in connection with the exercise of the rights and remedies of the Beneficiaries hereunder, including, without limiting the generality of the foregoing, reasonable legal, Receiver and accounting fees and expenses, and in every such case the amounts so paid together with all costs, charges and expenses incurred in connection therewith shall be added to the amounts due hereunder and shall be secured by the Charge;
(e)the Agent may discharge any claim, lien, mortgage, charge, security interest, encumbrance or any rights of others that may exist or be threatened against the Charged Premises, and in every such case the amounts so paid together with costs, charges and expenses incurred in connection therewith shall be added to the amounts due hereunder and shall be secured by the Charge; and
(f)any proceeds of realization of the Charged Premises may be applied by the Agent to the payment of expenses in connection with the preservation and realization of the Charged Premises as above described and any balance of such proceeds shall be applied by the Agent to payment of any amount owing by the Debtor to the Agent and the other Beneficiaries in such order as the Agent may see fit; if there is any surplus remaining, it may be paid to any person having a claim thereto in priority to the Debtor of whom the Agent has knowledge and may be applied or retained as reserves against potential claims that the Agent or the Receiver in good faith believes should be maintained and the balance remaining, if any, shall (subject to applicable law) be paid to the Debtor.
(3)Any Receiver shall be entitled to exercise all rights and powers of the Agent hereunder. To the extent permitted by law, any Receiver shall for all purposes be deemed to be the agent of the Debtor and not of the Agent and the Debtor shall be solely responsible for the Receiver’s acts or defaults and remuneration.
(4)The Debtor hereby irrevocably appoints the Agent attorney on its behalf to sell or transfer the Charged Premises and to execute all instruments, and do all acts, matters and things that may be necessary for carrying out the powers hereby given and for the recovery of all rents and sums of money that may become or are now due or owing to the Debtor in respect of the Charged Premises and for the enforcement of all contracts, covenants or conditions binding on any lessee or occupier of the Charged Premises or on any person in respect of it and this appointment shall take effect if the Charge has become enforceable.
Article 5 - GENERAL
5.1Expenses
The Debtor shall pay to the Agent forthwith on demand all reasonable costs, charges and expenses, including all reasonable legal fees, incurred by the Agent in connection with the recovery or enforcement of payment of any moneys owing hereunder whether by realization or otherwise. All such sums, together with interest thereon at the rate set forth in this debenture, shall be added to the amount payable hereunder and shall be secured by the Charge.
5.2Pledge of Debenture
This debenture may be pledged by the Debtor as security for its indebtedness and liabilities. While this debenture is so pledged, no payment by the Debtor of the whole or any part of any indebtedness secured by this debenture shall reduce the amount owing under this debenture unless specifically appropriated to and noted on this debenture by the Agent at the time of payment.
5.3Not Negotiable
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This debenture is not a negotiable instrument and the rights created hereunder which are exercisable by any holder hereof other than the Agent are no greater than the rights of the Agent, and any holder hereof is subject to the same obligations, duties, liabilities and defences as the Agent would have been subject to.
5.4No Waiver, Remedies
No failure on the part of the Beneficiaries or the Agent on their behalf to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude the other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.
5.5Notices
Any demand, notice or communication to be made or given hereunder shall be in writing and may be made or given by personal delivery, by transmittal, by facsimile transmission or other electronic means of communication addressed to the Debtor as follows:
[●] [insert name of relevant Material Subsidiary]
c/o Baytex Energy Corp.
Centennial Place, East Tower
Suite 2800, 520 - 3rd Avenue S.W.
Calgary, Alberta T2P 0R3
Attention:    Chief Financial Officer
Facsimile:    [redacted]
or to such other address or electronic communication number as the Debtor may from time to time notify the Agent in writing. Any demand, notice or communication made or given by personal delivery or by facsimile transmission or other electronic means of communication shall be conclusively deemed to have been made or given on the day of actual delivery or transmittal thereof.
5.6Additional Security
This debenture and the Charge shall be and shall be deemed to have been given in addition to and not in place of any other security now or hereafter held or acquired by the Beneficiaries.
5.7Headings; References to Debenture
The division of this debenture into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this debenture. The terms “this debenture”, “hereof”, “hereunder” and similar expressions refer to this debenture and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, reference herein to Articles and Sections are to Articles and Sections of this debenture.
5.8Number; Gender; Persons
In this debenture words importing the singular number only shall include the plural and vice versa, words importing any gender shall include all genders and words importing Persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.
5.9Governing Law
This debenture shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.
5.10Attornment
The Debtor hereby attorns and submits to the non-exclusive jurisdiction of the courts of the Province of Alberta. For the purpose of all legal proceedings, this debenture shall be deemed to have been performed
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in the Province of Alberta and the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this debenture. Notwithstanding the foregoing, nothing herein shall be construed nor operate to limit the right of the Debtor or the Beneficiaries to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.
5.11Benefit of the Debenture
This debenture shall be binding upon the successors and permitted assigns of the Debtor (including, without limitation, any corporation resulting from an amalgamation with the Debtor) except that the Debtor may not assign its obligations under this debenture without the prior written consent of the Agent. This debenture shall benefit the successors and permitted assigns of the Beneficiaries.
5.12Time of the Essence
Time shall be of the essence with regard to this debenture.
5.13Discharge
The Debtor shall not be discharged from the Charge, this debenture or any of its obligations hereunder except by a release or discharge in writing signed by the Agent.
5.14Waiver of Financing Statement, Etc.
The Debtor hereby waives the right to receive from the Agent or the other Beneficiaries a copy of any financing statement, financing change statement or other statement or document filed or registered at any time in respect of this debenture or any verification statement or other statement or document issued by any registry that confirms or evidences registration of or relates to this debenture.
5.15No Merger
No item or part of this debenture shall be merged or be deemed to have been merged in or by any documents, instruments or acknowledgements delivered in connection with this debenture or the credit agreement referred to herein, or any simple contract debt or any judgment, and any realization of or steps taken under or pursuant to any security, instrument or agreement shall be independent of and not create a merger with any other right available to the Beneficiaries under any security, instruments or agreements held by it or at law or in equity. No obligation of the Debtor hereunder shall merge in any judgment relating to any such obligation.
5.16Saskatchewan Waiver
The Debtor agrees that:
(a)The Land Contract (Actions) Act (Saskatchewan) shall have no application to any action, as defined in that Act, with respect to this debenture or any agreement renewing, extending or collateral to this debenture; and
(b)The Limitation of Civil Rights Act (Saskatchewan) shall have no application to:
(i)this debenture;
(ii)any mortgage, charge or other security made, given or created by this debenture;
(iii)any agreement or instrument renewing or extending or collateral to this debenture or renewing or extending or collateral to any mortgage, charge or other security referred to or mentioned in sub-division (ii) of this subparagraph (b) of this paragraph; or
(iv)the rights, powers, remedies of the Agent and of the other Beneficiaries under this debenture or under any mortgage, charge, other security, agreement or
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instrument referred to or mentioned in sub-division (ii) or sub-division (iii) of the subparagraph (b) of this paragraph.
5.17References to Debtor
[All references in this debenture to covenants of, actions and steps by, or the performance of the terms and conditions hereof by the “Debtor” shall, as the context requires, be and shall be construed as being by the partners of [●] on behalf of and in respect of such partnership.] [Note: Insert Section 5.17, with appropriate conforming changes, for a debenture from a general partnership; insert similar provisions, with additional conforming changes, for a debenture from a limited partnership, trust or other unincorporated entity.]
[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF the Debtor has executed this debenture.

[●] [INSERT NAME OF RELEVANT MATERIAL SUBSIDIARY]
Per:
Name:
Title:
Per:
Name:
Title:

SCHEDULE H-7
THIS DEBENTURE PLEDGE AGREEMENT MADE AS OF [●], 20[●];
([●] [INSERT NAME OF RELEVANT MATERIAL SUBSIDIARY])
Description of Floating Charge Demand Debenture

Principal Sum:	$3,000,000,000 Canadian Dollars
Interest Rate:	20.0% per annum
Date:	[●], 20[●]

WHEREAS:
A.    The Bank of Nova Scotia and such other persons as may become lenders (collectively, the “Lenders”) and The Bank of Nova Scotia in its capacity as agent on behalf of the Lenders (in that capacity, the “Agent”) have entered into a second amended and restated credit agreement with Baytex Energy Corp., as Canadian Borrower and Baytex Energy USA, Inc., as U.S. Borrower (collectively, the “Borrowers” and each individually a “Borrower”), made as of as of April 1, 2022 (as the same may be further amended, modified, supplemented or restated from time to time, the “Credit Agreement”) pursuant to which the Lenders have agreed to make certain credit facilities available to the Borrowers;
B.    [●] [insert name of relevant Material Subsidiary] (the “Debtor”) is a Subsidiary of the Canadian Borrower and has executed and delivered to the Agent, the Lenders, the Hedging Affiliates and the Cash Managers a Guarantee made as of [●], 20[●] (as amended, modified, supplemented or restated from time to time, the “Guarantee”) wherein, inter alia, the Debtor has guaranteed all present and future “Obligations” (as defined in the Guarantee);
C.    In order to secure the payment and performance of all present and future Obligations (as hereinafter defined) of the Debtor to the Agent, the Lenders, the Hedging Affiliates and the Cash Managers (collectively, the “Beneficiaries”), the Debtor has created and issued to the Agent the debenture described above (as the same may hereafter be amended, modified, supplemented and restated from time to time, the “Debenture”);
D.    The purpose of this Debenture Pledge Agreement is to set forth the terms and conditions upon which the Debenture is to be held by the Agent;
NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby conclusively acknowledged by the Debtor, the Debtor hereby agrees and covenants with the Agent as follows:
1.The Debtor hereby grants a security interest in and deposits with and pledges to the Agent the Debenture to be held by the Agent as general and continuing collateral security for the payment and performance of (a) all present and future obligations, liabilities and indebtedness (absolute or contingent, matured or otherwise) of the Debtor to the Beneficiaries under, pursuant or relating to the Guarantee and the other Documents, (b) all Lender Financial Instrument Obligations of or owing by the Debtor to any and all Lenders and Hedging Affiliates and (c) all Cash Management Obligations of or owing by the Debtor to any and all Lender and Cash Managers, in each case whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again (collectively, the “Obligations”).
2.The Agent shall neither demand payment pursuant to the Debenture nor enforce the security constituted thereby unless the Agent shall be entitled to do so pursuant to the provisions of the Guarantee and the other Documents and the other agreements, instruments or documents establishing, creating or evidencing any Obligations (collectively, the “Credit Documents”), but thereafter the Agent may at any time exercise and enforce all of the rights and remedies of a holder of the Debenture as if the Agent was the absolute owner thereof without notice to or control by the Debtor, and any such remedy may be exercised separately or in combination with, and shall be in addition to and not in substitution for, any
H7-1

other right or remedy of the Agent and the Beneficiaries however created, provided that the Agent shall not be bound to exercise any such right or remedy.
3.Subject to the requirements of applicable law, the Agent shall not be bound under any circumstances to realize upon or under the Debenture and shall not be responsible to the Debtor for any loss occasioned by any sale or other dealing with the Debenture or the Charged Premises (as defined in the Debenture) or by the retention of or failure to sell or otherwise deal with the same.
4.The proceeds of or any other amount received pursuant to the Debenture shall be applied by the Agent on account of the Obligations in such order as set out in the Credit Agreement without prejudice to the Agent’s or the Beneficiaries’ claim upon the Debtor for any deficiency. Subject to the requirements of applicable law, any surplus realized by the Agent in excess of the Obligations shall be paid over to the Debtor.
5.Subject to paragraph 2 hereof, neither the Agent nor any other Beneficiary shall be obliged to exhaust its recourse against the Debtor, any other person or persons, or any other security it may hold with respect to the Obligations before realizing upon, under, or otherwise dealing with the Debenture in such manner as the Agent sees fit. The Agent and the other Beneficiaries may grant extensions of time or other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Debtor and with other parties, sureties or securities as they may see fit, without prejudice to the liability of the Debtor or the Agent’s or the other Beneficiaries’ rights in respect of the Debenture.
6.Notwithstanding the stated interest rate per annum in the Debenture, payment to the Beneficiaries or, in the case of obligations of any Borrower payable pursuant to the Credit Agreement, the Agent for the account of the Lenders, of the relevant interest, fees and other amounts owing under the Credit Documents (other than the Debenture) for any period in respect of the relevant obligations at the current rate at which the relevant obligations bear interest for such period pursuant to the Credit Documents (other than the Debenture) shall be deemed to be payment in satisfaction of the interest payment for the same period under the Debenture.
7.The Debenture shall not operate by way of merger of any of the Obligations and no judgment recovered by the Agent or the other Beneficiaries shall operate by way of merger of or in any way affect the security of the Debenture which is in addition to and not in substitution for any other security now or hereafter held by the Agent or the other Beneficiaries with respect to the Obligations.
8.Notwithstanding the form and terms of the Debenture and the provisions of this Debenture Pledge Agreement, (a) the Agent shall not claim or realize an amount under or in respect of the Debenture in excess of the aggregate Obligations (which shall exclude the stated nominal principal sum of the Debenture and interest payable thereon at the stated nominal rate under the Debenture), from time to time, of the Debtor to the Agent and the other Beneficiaries and (b) the provisions of this Debenture Pledge Agreement and the Debenture, in particular, but without limitation, Sections 2.2 and 3.1 of the Debenture, are subject to the provisions of the Guarantee and the Credit Agreement relating to the subject matter thereof. If there are any express conflicts or inconsistencies between the terms of the Guarantee or the Credit Agreement and the Debenture or this Debenture Pledge Agreement, then the terms of the Guarantee or the Credit Agreement (as applicable) shall govern in all respects to the extent necessary to eliminate such express conflicts or inconsistencies.
9.Upon payment and satisfaction in full of the Obligations (which shall exclude the stated nominal principal sum of the Debenture and interest payable thereon at the stated nominal rate under the Debenture) and cancellation in full of the credit facilities established under the Credit Agreement when none of the Beneficiaries has other credit facilities in favour of or any obligation to provide credit to any Borrower, the Agent shall, at the request of the Debtor, deliver up the Debenture to the Debtor and shall, at the request and expense of the Debtor, execute and deliver to the Debtor releases, discharges and such other instruments as shall be required to effectively discharge the Charge (as defined in the Debenture).
10.Time shall be of the essence with regard to this Debenture Pledge Agreement.
11.Capitalized terms used herein without express definition shall have the same meanings ascribed thereto as are set forth in the Guarantee and Credit Agreement (as applicable).
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12.This Debenture Pledge Agreement shall enure to the benefit of and be binding upon the Debtor, the Agent and the other Beneficiaries and their respective successors and permitted assigns.
13.The Debtor agrees that:
(a)The Land Contract (Actions) Act (Saskatchewan) shall have no application to any action, as defined in that Act, with respect to this Debenture Pledge Agreement or any agreement renewing, extending or collateral to this Debenture Pledge Agreement; and
(b)The Limitation of Civil Rights Act (Saskatchewan) shall have no application to:
(i)this Debenture Pledge Agreement;
(ii)any security interest made, given or created by this Debenture Pledge Agreement;
(iii)any agreement or instrument renewing or extending or collateral to this Debenture Pledge Agreement or renewing or extending or collateral to any security interest referred to or mentioned in sub-division (ii) of this subparagraph (b) of this paragraph; or
(iv)the rights, powers, remedies of the Agent and of the other Beneficiaries under this Debenture Pledge Agreement or under any security interest, agreement or instrument referred to or mentioned in sub-division (ii) or sub-division (iii) of the subparagraph (b) of this paragraph.
14.The parties hereto each hereby attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Alberta. For the purpose of all legal proceedings, this Debenture Pledge Agreement shall be deemed to have been performed in the Province of Alberta and the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this Debenture Pledge Agreement. Notwithstanding the foregoing, nothing herein shall be construed nor operate to limit the right of either party hereto to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.
15.This Debenture Pledge Agreement shall be governed by and construed in accordance with the laws in force in the Province of Alberta and the federal laws of Canada applicable therein.
16.The Debtor hereby waives the right to receive from the Agent or the other Beneficiaries a copy of any financing statement, financing change statement or other statement or document filed or registered at any time in respect of this Debenture Pledge Agreement or any verification statement or other statement or document issued by any registry that confirms or evidences registration of or relates to this Debenture Pledge Agreement.
17.Subject to Section 10.2(j) of the Credit Agreement, the Debtor may not assign its obligations under this Debenture Pledge Agreement without the prior written consent of the Agent (which consent may be withheld in its sole discretion).
18.[All references in this Debenture Pledge Agreement to covenants of, actions and steps by, or the performance of the terms and conditions hereof by the “Debtor” shall, as the context requires, be and shall be construed as being by the partners of [●] on behalf of and in respect of such partnership.] [Note: Insert Section 18, with appropriate conforming changes, for a Debenture Pledge Agreement with a general partnership; insert similar provisions, with additional conforming changes, for a Debenture Pledge Agreement with a limited partnership, trust or other unincorporated entity.]
[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF the Debtor has executed this Debenture Pledge Agreement as of the date first above written.

[] [INSERT NAME OF RELEVANT MATERIAL SUBSIDIARY]
Per:
Name:
Title:
Per:
Name:
Title:

ACCEPTED AS OF THE DATE FIRST ABOVE WRITTEN BY:
THE BANK OF NOVA SCOTIA, as Agent
Per:
Name:
Title:

4

SCHEDULE H-8
GENERAL SECURITY AGREEMENT
([] [INSERT NAME OF RELEVANT MATERIAL SUBSIDIARY])
THIS AGREEMENT made as of [], 20[]
BETWEEN:
[] [INSERT NAME OF RELEVANT MATERIAL SUBSIDIARY], a [] existing under the laws of [] (hereinafter referred to as the “Debtor”)
- and -
THE BANK OF NOVA SCOTIA, in its capacity as Agent (hereinafter referred to as the “Secured Party”).
WHEREAS the Debtor has agreed to grant, as general and continuing security for the payment and performance of the Obligations (as hereinafter defined), the security interest and assignment, mortgage and charge granted herein;
AND WHEREAS the Lenders, the Hedging Affiliates and the Cash Managers have appointed and authorized the Secured Party to act as their agent and attorney for the purpose of holding security granted by the Debtor;
NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the covenants and agreements herein contained the parties agree as follows:
Article 1 - INTERPRETATION
1.1Definitions
In this Agreement, including the recitals hereto, this Section and any schedules or attachments hereto, unless something in the subject matter or context is inconsistent therewith:
“Account Control Agreement” means, with respect to a securities account, a securities account control agreement between the Debtor, the Secured Party and the securities intermediary which maintains such securities account on behalf of the Debtor, as the same may be amended, modified, supplemented or restated from time to time.
“Agreement” means this agreement, as amended, modified, supplemented or restated from time to time in accordance with the provisions hereof.
“Beneficiaries” means, collectively, the Lenders, the Hedging Affiliates, the Cash Managers and the Agent, and “Beneficiary” means any of the Lenders, the Hedging Affiliates, the Cash Managers or the Agent.
“Charge” means the Security Interests created hereunder.
“Collateral” has the meaning set out in Section 2.1.
“Credit Agreement” means the second amended and restated credit agreement made as of April 1, 2022 among Baytex Energy Corp., as Canadian Borrower, Baytex Energy USA, Inc., as U.S. Borrower, the Secured Party and the Lenders relating to the establishment of certain credit facilities in favour of Baytex Energy Corp. and Baytex Energy USA, Inc., as the same may be further amended, modified, supplemented or restated from time to time in accordance with the provisions thereof.
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“Delivery” and the corresponding term “Delivered” when used with respect to Collateral means:
(a)in the case of Collateral constituting certificated securities, transfer thereof to the Secured Party or its nominee by physical delivery of the security certificates to the Secured Party or its nominee, such Collateral to be endorsed for transfer or accompanied by Transfer Documents, all in form and content satisfactory to the Secured Party;
(b)in the case of Collateral constituting uncertificated securities, (i) registration thereof on the books and records of the issuer thereof in the name of the Secured Party or its nominee or (ii) the execution and delivery by the issuer thereof of an effective agreement (each, an “Issuer Control Agreement”), pursuant to which such issuer agrees that it will comply with instructions originated by the Secured Party or its nominee without further consent of the Debtor or any other person;
(c)in the case of Collateral constituting security entitlements in respect of financial assets deposited in or credited to a securities account, (i) completion of all actions necessary to constitute the Secured Party or its nominee the entitlement holder with respect to each such security entitlement or (ii) the execution and delivery by the relevant securities intermediary of an effective Account Control Agreement pursuant to which such securities intermediary agrees to comply with entitlement orders originated by the Secured Party or its nominee without further consent of the Debtor or any other person; and
(d)in each case such additional or alternative procedures as may hereafter become reasonably appropriate to grant control of, or otherwise perfect a security interest in, any Collateral in favour of the Secured Party or its nominee.
“Guarantee” means the guarantee made as of [], [] by the Debtor in favour of the Beneficiaries and the Cash Managers, as the same may be amended, modified, supplemented or restated from time to time in accordance with the provisions thereof.
“Issuer Control Agreement” has the meaning set out in paragraph (b) of the definition of “Delivery”.
“Obligations” means, collectively and at any time and from time to time, (a) all present and future obligations, liabilities and indebtedness (absolute or contingent, matured or otherwise) of the Debtor to the Beneficiaries under, pursuant or relating to the Guarantee and the other Documents, (b) all Lender Financial Instrument Obligations of or owing by the Debtor to any and all Lenders and Hedging Affiliates and (c) all Cash Management Obligations of or owing by the Debtor to any and all Lenders and Cash Managers, in each case whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again.
“Pledged Shares” has the meaning set out in paragraph (a) of the definition of “Stock”.
“Stock” means
(a)all securities (collectively, the “Pledged Shares”) owned by the Debtor, all security certificates, if any, and other instruments and documents evidencing or representing such Pledged Shares, and all dividends, interest, distributions, cash, instruments and other property, income, profits and proceeds from time to time received or receivable upon or otherwise distributed or distributable in respect of or in exchange for any and all of the Pledged Shares;
(b)all additional or substitute shares of capital stock, partnership interests or other equity interests of any class of any issuer from time to time issued to or otherwise acquired by the Debtor in any manner in respect of Pledged Shares, the security certificates, if any, and other instruments representing such additional or substitute shares, and all dividends, interests, distributions, cash, instruments and other property, income, profits and proceeds from time to time received or receivable upon or otherwise distributed or distributable in respect of or in exchange for any or all of such additional or substitute shares; and
(c)to the extent not otherwise included in the foregoing, all proceeds thereof.

“Transfer Documents” means, with respect to the transfer of Pledged Shares or other Stock, stock transfers, powers of attorney or other instruments of transfer, in each case, executed in blank and in form and substance as may be required (from time to time) by the Secured Party, acting reasonably.
1.2Definitions used in the Credit Agreement
Capitalized terms used herein without express definition shall, unless something in the subject matter or context is inconsistent therewith, have the same meanings as are ascribed to such terms in the Credit Agreement.
1.3Personal Property Security Act Definitions
The terms “accessions”, “accounts”, “certificated security”, “chattel paper”, “documents of title”, “financial asset”, “goods”, “instruments”, “intangibles”, “inventory”, “investment property”, “money”, “proceeds”, “securities account”, “securities intermediary”, “security”, “security certificate”, “security entitlement” and “uncertificated security”, whenever used herein shall have the meanings given to those terms in the Personal Property Security Act (Alberta) (the “PPSA”), including the regulations thereunder, as now enacted or as the same may from time to time be amended, re-enacted or replaced.
1.4Headings and References
The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, reference herein to Articles and Sections are to Articles and Sections of this Agreement.
1.5Included Words
In this Agreement words importing the singular number only shall include the plural and vice versa, words importing any gender shall include all genders, words importing Persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.
1.6References to Statutes and Documents; Successors
In this Agreement:
(a)any reference to a statute will include and will be deemed to be a reference to the regulations made pursuant to it, and to all amendments made to the statute and regulations in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing or superseding the statute referred to or the relevant regulation;
(b)references herein to any document, instrument or agreement means such document, instrument or agreement as originally executed, as modified, amended, supplemented or restated from time to time; and
(c)any reference to a Person will include and will be deemed to be a reference to any person that is a successor to that Person.
1.7Calculation of Interest
Whenever a rate of interest hereunder is calculated on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for the purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

1.8Schedules
Any schedule to this Agreement is incorporated by reference and shall be deemed to be part of this Agreement.
1.9[References to Debtor]
[All references in this Agreement to representations and warranties by, covenants of, actions and steps by, or the performance of the terms and conditions hereof by the “Debtor” shall, as the context requires, be and shall be construed as being by the partners of []on behalf of and in respect of such partnership.] [Note: Insert Section 1.9, with appropriate conforming changes, for an Agreement by a general partnership; insert similar provisions, with additional conforming changes, for an Agreement by a limited partnership, trust or other unincorporated entity.]
Article 2 - GRANT OF SECURITY
2.1Security
As general and continuing security for the payment and performance of the Obligations, the Debtor hereby pledges, hypothecates, assigns, charges, conveys, sets over and transfers unto the Secured Party for the benefit of the Beneficiaries and does hereby grant to the Secured Party for the benefit of the Beneficiaries a continuing security interest in and to all of the present and future undertaking, assets and property of the Debtor, both real and personal, including, without limitation, all present and after-acquired personal property of the Debtor (collectively, the “Collateral”), and as further general and continuing security for the payment and performance of the Obligations, the Debtor hereby assigns the Collateral to the Secured Party and mortgages and charges the Collateral to the Secured Party (with respect to real property, as and by way of a floating charge). Without limiting the generality of the foregoing, the Collateral shall include all right, title and interest that the Debtor now has, may be possessed of, entitled to, or acquire, by way of amalgamation or otherwise, now or hereafter or may hereafter have in all property of the following kinds:
(a)Accounts Receivable: all debts, accounts, accounts receivables, claims and choses in action which are now or which may hereafter become due, owing or accruing due to the Debtor (collectively, the “Receivables”);
(b)Inventory: all inventory of whatever kind and wherever situated including, without limiting the generality of the foregoing, all goods held for sale or lease, or furnished or to be furnished under contracts for service, or that are work in progress, or that are raw materials used or consumed in the business of the Debtor (collectively, the “Inventory”);
(c)Equipment: all goods, machinery, equipment, fixtures, furniture, plant, vehicles and other tangible personal property which are not Inventory, including, without limiting the generality of the foregoing, the tangible personal property described in any schedule hereto executed by both the Debtor and the Secured Party;
(d)Chattel Paper: all chattel paper;
(e)Documents of Title: all warehouse receipts, bills of lading and other documents of title, whether negotiable or not;
(f)Investment Property and Instruments: all of the following (being collectively referred to herein as the “Investment Property Collateral”):
(i)all securities accounts in the name of the Debtor, including any and all assets of whatever type or kind deposited in or credited to such securities accounts, including all financial assets, all security entitlements related to such financial assets, and all security certificates and other certificates and instruments from time to time representing or evidencing the same, and all dividends, whether in shares, money or property, interest, distributions, cash and other property from time to time received or receivable upon or paid or payable on account of any return on, or repayment of, capital or otherwise distributed or distributable in respect of or in exchange for any or all of the foregoing;

(ii)all Stock;
(iii)all financial assets;
(iv)all security entitlements;
(v)all other property that may at any time be received or receivable or otherwise distributed or distributable to or for the account of the Debtor in respect of, in substitution for, in addition to or in exchange for, any of the foregoing; and
(vi)all proceeds in respect of the foregoing described in this subparagraph (f) and all rights and interest of the Debtor in respect thereof or evidenced thereby including all money received or receivable from time to time by the Debtor in connection with the sale of any of the foregoing (including all proceeds received or receivable in connection with the redemption or purchase for cancellation of any of the Pledged Shares);
(g)Intangibles: all intangibles not described in Section 2.1(a) including, without limiting the generality of the foregoing, all goodwill, patents, trademarks, copyrights and other intellectual property;
(h)Money: all coins or bills or other medium of exchange adopted for use as part of the currency of Canada or of any foreign government;
(i)Books, Records, Etc.: all books, papers, accounts, invoices, documents and other records in any form evidencing or relating to any of the property described in Sections 2.1(a) to (h) inclusive, and all contracts, securities, instruments and other rights and benefits in respect thereof;
(j)Substitutions, Etc.: all replacements of, substitutions for and increases, additions and accessions to any of the property described in Sections 2.1(a) to (i) inclusive; and
(k)Proceeds: all proceeds of the property described in Sections 2.1(a) to (j) inclusive including, without limiting the generality of the foregoing, all personal property in any form or fixtures derived directly or indirectly from any dealing with such property or that indemnifies or compensates for the loss of or damage to such property;
provided that the Charge shall not: (i) extend, include or apply to the last day of the term of any lease now held or hereafter acquired by the Debtor, but should the Secured Party enforce the said Charge, the Debtor shall thereafter stand possessed of such last day and shall hold it in trust to assign the same to any person acquiring such term in the course of the enforcement of the said Charge, (ii) render the Secured Party or any other Beneficiary liable to observe or perform any term, covenant or condition of any agreement, document or instrument to which the Debtor is a party or by which it is bound, or (iii) extend to, and the Collateral shall not include any agreement, right, franchise, licence or permit (the “Contractual Rights”) to which the Debtor is a party or of which the Debtor has benefit, to the extent that the creation of the Charge herein would constitute a breach of the terms of, or permit any person to terminate, the Contractual Rights, but the Debtor shall hold its interest therein in trust for the Secured Party and shall assign such Contractual Rights to the Secured Party forthwith upon obtaining the consent of all other parties thereto. The Debtor agrees that it shall, upon the request of the Secured Party, use all commercially reasonable efforts to obtain any consent required to permit any Contractual Rights to be subjected to the Charge herein.
2.2Security Interest Absolute
The Charge granted hereby and all rights of the Secured Party hereunder and all obligations of the Debtor hereunder are unconditional and absolute and independent and separate from any other security for the Obligations, whether executed by the Debtor or any other person.
2.3Continuing Liability of Debtor
This Agreement and the Charge granted hereby is granted as collateral security only and will not subject the Secured Party or the other Beneficiaries to, or transfer or in any way affect or modify, any obligation or liability of the Debtor with respect to any of the Collateral or any transaction in connection therewith.
2.4Delivery of Investment Property Collateral; Registration in Name of Secured Party
Subject to Section 2.5, all Investment Property Collateral must be Delivered immediately, in the case of Investment Property Collateral constituting certificated securities, or immediately upon request by the Secured Party, in all other cases, to the Secured Party or its nominee, including, without limitation, delivery to the Secured Party of all security certificates, instruments or other documents representing or evidencing the Investment Property Collateral, which shall be endorsed for transfer in blank by the Debtor and accompanied by Transfer Documents, all as satisfactory to the Secured Party, acting reasonably. The Secured Party may, at its option, cause all or any of the Investment Property Collateral to be registered in the name of the Secured Party or its nominee upon the occurrence of a Default or Event of Default that is continuing.
2.5Subsequently Acquired Investment Property Collateral
To the extent the Debtor has or acquires, by way of amalgamation or otherwise, any additional Investment Property Collateral at any time or from time to time after the date hereof, such Investment Property Collateral will automatically (and without any further action being required to be taken by the Secured Party) be subject to the Charge created hereby. If such additional Investment Property Collateral constitutes certificated securities, or, if such additional Investment Property Collateral does not constitute certificated securities and the Agent has made a request for Delivery of the same pursuant to Section 2.4, the Debtor will take, or cause to be taken, as promptly as practicable and, in any event within 10 Banking Days after it obtains such additional Investment Property Collateral, in each case, all steps and actions as the Secured Party deems necessary to ensure that the additional Investment Property Collateral is Delivered to the Secured Party, including, without limitation, delivery to the Secured Party of any security certificates comprising such additional Investment Property Collateral, accompanied by Transfer Documents.
2.6Attachment of Security Interest
The Debtor acknowledges that the Charge hereby created attaches upon the execution of this Agreement (or in the case of any future property, upon the date the Debtor has any rights therein), that value has been given by the Beneficiaries and that Debtor has, or in the case of future property will have, rights in the Collateral or the power to transfer rights in the Collateral to the Secured Party.
Article 3 - REPRESENTATIONS, WARRANTIES
AND COVENANTS OF THE DEBTOR
3.1Representations and Warranties
The Debtor hereby represents and warrants to the Secured Party and the Beneficiaries that (and acknowledges that the Secured Party and the Beneficiaries are relying on the same):
(a)the Debtor’s chief executive office (as such term is utilized in the PPSA) is located in the Province of [];
(b)[the Debtor’s registered office or head office, as set out in either (i) the Debtor’s letters patent, articles or other constating instrument under which the debtor was incorporated, continued or amalgamated (as applicable) or (ii) the Debtor’s bylaws, as the case may be, is located in the Province of [];] [Note: Insert Section 3.1(b) for an Agreement by a corporation incorporated, continued or amalgamated under the federal laws of Canada.]
(c)[the [partnership agreement/trust instrument] of the Debtor is governed by the laws of the Province of [];] [Note: Insert Section 3.1(c), with appropriate conforming changes, for an Agreement by a general partnership or a trust. Include additional conforming changes if the partnership agreement or trust agreement is governed by the federal laws of Canada.]

(d)as at the date hereof, all of the tangible property and assets of the Debtor, real or personal, are located in the Province[s] of []; and
(e)as at the date hereof, except as otherwise permitted by the Credit Agreement, no Investment Property Collateral is in the possession or control of any person asserting a claim thereto or Security Interest or other lien therein, except that the Secured Party or its nominee or a securities intermediary acting on its behalf may have possession or control of the Investment Property Collateral.
3.2Survival of Representations and Warranties
The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement notwithstanding any investigations or examinations which may be made by any of the Beneficiaries or their legal counsel and other representatives. Such representations and warranties shall survive until this Agreement has been terminated and discharged in accordance with Section 7.8 hereof.
3.3Covenants
The Debtor covenants with the Secured Party that the Debtor shall:
(a)not (i) change its name, its chief executive office, [it’s registered office or head office (as set out in either (A) the Debtor’s letters patent, articles or other constating instrument under which the debtor was incorporated, continued or amalgamated (as applicable) or (B) the Debtor’s bylaws, as the case may be),] [Note: Include the foregoing square-bracketed wording for an Agreement by a corporation incorporated, continued or amalgamated under the federal laws of Canada.] the province or provinces in which any of its tangible property and assets, real or personal, are located (except to locations where all registrations, filings and recordings necessary or desirable (as determined by Lenders’ Counsel, acting reasonably) to preserve, protect and perfect the Security of the Debtor have previously been made and completed) or its jurisdiction of [amalgamation/incorporation] [or] (ii) continue or amalgamate into, or otherwise be organized under, another jurisdiction [or (iii) amend its [partnership agreement/trust instrument] to change the governing law thereof] [Note: Include the foregoing square-bracketed wording for an Agreement by a general partnership or a trust], in each case, without giving 15 days’ prior written notice thereof to the Secured Party;
(b)from time to time forthwith at the request of the Secured Party execute and deliver all such financing statements, schedules, assignments and documents, and do all such further acts and things as may be reasonably required by the Secured Party to effectively carry out the full intent and meaning of this Agreement, including, without limitation, to enforce the Charge and remedies provided hereunder, or to better evidence and perfect the Charge, and, upon the occurrence of an Event of Default that is continuing, the Debtor hereby irrevocably constitutes and appoints the Secured Party, or any receiver or receiver and manager appointed by the court or the Secured Party, the true and lawful attorney of the Debtor, with full power of substitution, to do any of the foregoing in the name of the Debtor whenever and wherever the Secured Party or any such Receiver may consider it to be necessary or expedient, and such appointment of the Secured Party as the Debtor’s attorney is coupled with an interest and is irrevocable;
(c)pay to the Secured Party forthwith upon demand all reasonable costs and expenses (including, without limiting the generality of the foregoing, all reasonable legal, Receiver’s and accounting fees and expenses) incurred by or on behalf of the Secured Party in connection with the preparation, execution and perfection of this Agreement and the carrying out of any of the provisions of this Agreement including, without limiting the generality of the foregoing, protecting and preserving the Charge and enforcing by legal process or otherwise the remedies provided herein; and all such costs and expenses shall be added to and form part of the Obligations secured hereunder; and
(d)provide to the Secured Party, promptly upon request, all information and evidence the Secured Party may reasonably request concerning the Collateral to enable the Secured Party to enforce the provisions hereof.

Article 4 - ACCOUNT DEBTORS
4.1Notification of Account Debtors
If an Event of Default has occurred and is continuing, the Secured Party may give notice of this Agreement and the Charge granted hereby to any account debtors of the Debtor or to any other person liable to the Debtor and may give notice to any such account debtors or other person to make all further payments to the Secured Party, and, after the occurrence and during the continuance of an Event of Default, any payment or other proceeds of Collateral received by the Debtor from account debtors or from any other person liable to the Debtor whether before or after any notice is given by the Secured Party shall be held by the Debtor in trust for the Secured Party and forthwith paid over to the Secured Party on request.
Article 5 - DEALINGS WITH INVESTMENT PROPERTY COLLATERAL
5.1Rights and Duties of Secured Party
(1)The Secured Party may perform any of its rights and duties hereunder by or through agents and is entitled to retain counsel and to act in reliance upon the advice of such counsel concerning all matters pertaining to its rights and duties hereunder.
(2)In the holding of the Investment Property Collateral, the Secured Party and any nominee on its behalf is only bound to exercise the same degree of care as it would exercise with respect to similar property of its own of similar value held in the same place. The Secured Party and any nominee on its behalf will be deemed to have exercised reasonable care with respect to the custody and preservation of the Investment Property Collateral if it takes such action for that purpose as the Debtor reasonably requests in writing, but failure of the Secured Party or its nominee to comply with any such request will not of itself be deemed a failure to exercise reasonable care.
(3)The powers conferred on the Secured Party hereunder with respect to Investment Property Collateral are solely to protect its interest in the Investment Property Collateral and shall not impose any duty upon it to exercise any such powers. Except for the safe custody of any Investment Property Collateral in its or its nominees’ possession and the accounting for moneys actually received by it or its nominees thereunder, the Secured Party shall have no duty as to any Investment Property Collateral or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any Investment Property Collateral and no such duties shall be implied as arising hereunder.
5.2Voting and Other Rights
(1)Unless an Event of Default has occurred which is continuing, the Debtor is entitled to exercise, either directly or, if the Investment Property Collateral is registered in the name of the Secured Party or its nominee, by power of attorney or proxy, all the rights and powers of a holder of such Investment Property Collateral including the voting rights from time to time exercisable in respect of the Investment Property Collateral and to give proxies, consents, ratifications and waivers in respect thereof. (If the Investment Property Collateral has been registered in the name of the Secured Party or its nominee, the Secured Party will execute and deliver (or cause to be executed and delivered) to the Debtor such proxies, directions and other instruments as the Debtor may request for the purpose of giving effect to the foregoing.) No such action may be taken by the Debtor if it would be prejudicial to the interests of any of the Beneficiaries or would violate or be inconsistent with this Agreement or any other Document or would have the effect of reducing the value of the Investment Property Collateral as security for the Obligations or would have the effect of imposing any restriction on the transferability of any of the Investment Property Collateral.
(2)Upon the occurrence of an Event of Default which is continuing, the Secured Party may give the Debtor a notice prohibiting the Debtor from exercising the rights and powers of a holder of the Investment Property Collateral, including the voting rights in respect of the Investment Property Collateral, at which time all such rights of the Debtor will cease immediately and the Secured Party will have the right to exercise the rights and powers related to such Investment Property Collateral, including the right to vote.

5.3Distributions
(1)Unless an Event of Default has occurred which is continuing:
(a)the Debtor is entitled to receive all dividends, distributions, interest payments or other payments in respect of the Investment Property Collateral; and
(b)if the Investment Property Collateral has been registered in the name of the Secured Party or its nominee, the Secured Party will execute and deliver (or cause to be executed and delivered) to the Debtor all directions and other instruments as the Debtor may request for the purpose of enabling the Debtor to receive the dividends, distributions, interest payments or other payments that the Debtor is authorized to receive pursuant to Section 5.3(1)(a) above.
(2)Upon the occurrence of an Event of Default which is continuing, all rights of the Debtor pursuant to Section 5.3(1) will cease and the Secured Party will have the sole and exclusive right and authority to receive and retain all payments that the Debtor would otherwise be authorized to retain pursuant to Section 5.3(1). All money and other property received by the Secured Party pursuant to the provisions of this Section 5.3(2) may be applied on account of the Obligations or may be retained by the Secured Party as additional Collateral hereunder and be applied in accordance with the provisions of this Agreement. All payments which are received by the Debtor contrary to the provisions of this Section 5.3(2) will be held by the Debtor in trust for the benefit of the Secured Party and the other Beneficiaries, will be segregated from other property or funds of the Debtor and will be forthwith paid or Delivered, as applicable, to the Secured Party or its nominee to be applied on account of the Obligations or to hold as Collateral, as the Secured Party may see fit, subject to the relevant provisions of the Documents.
Article 6 - REMEDIES
6.1Remedies
(a)Upon the occurrence and during the continuance of any Event of Default any or all security granted hereby shall, at the option of the Secured Party, become immediately enforceable and, in addition to any right or remedy provided by law, the Secured Party will have the rights and remedies set out below, all of which rights and remedies will be enforceable successively, concurrently, or both, and are in addition to and not in substitution for any other rights or remedies the Secured Party may have:
(i)the Secured Party may by appointment in writing appoint a receiver or receiver and manager (each herein referred to as the “Receiver”) of the Collateral (which term when used in this Section 6.1 shall include the whole or any part of the Collateral) and may remove or replace such Receiver from time to time or may institute proceedings in any court of competent jurisdiction for the appointment of a Receiver of the Collateral; and the term “Secured Party” when used in this Section 6.1 shall include any Receiver so appointed and the agents, officers and employees of such Receiver; and the Secured Party shall not be in any way responsible for any misconduct or negligence of any such Receiver;
(ii)the Secured Party may take possession of the Collateral and require the Debtor to assemble the Collateral and deliver or make the Collateral available to the Secured Party at such place or places as may be specified by the Secured Party;
(iii)the Secured Party may transfer any part of the Investment Property Collateral into the name of the Secured Party or its nominee if it has not already done so in accordance with Section 2.4;
(iv)the Secured Party may exercise any voting rights attaching to any of the Investment Property Collateral (whether or not registered in the name of the Secured Party or its nominee) and give or withhold all consents, waivers and ratifications in respect thereof;

(v)the Secured Party may exercise all rights of conversion, exchange or subscription, or any other rights, privileges or options pertaining to any of the Investment Property Collateral, including the right to exchange at its discretion any of the Investment Property Collateral upon the amalgamation, arrangement, merger, consolidation or other reorganization of the issuer of the Investment Property Collateral, all without liability except to account for property actually received by the Secured Party;
(vi)the Secured Party may take such steps as it considers desirable to maintain, preserve or protect the Collateral;
(vii)the Secured Party may carry on or concur in the carrying on of all or any part of the business of the Debtor;
(viii)the Secured Party may enforce any rights of the Debtor in respect of the Collateral by any manner permitted by law;
(ix)the Secured Party may realize upon, collect, sell, transfer, assign, give options to purchase, lease or otherwise dispose of any of the Collateral in such manner as may seem advisable to the Secured Party, including, without limitation, at public auction, by private tender, by private sale or otherwise either for cash or upon credit upon such terms and conditions as the Secured Party may determine and without notice to the Debtor unless required by law and may execute and deliver to the purchaser or purchasers of the Collateral or any part thereof a good and sufficient deed or conveyance or deeds or conveyances for the same, any officer or duly authorized representative of the Secured Party being hereby constituted the irrevocable attorney of the Debtor for the purpose of making such sale and executing such deeds or conveyances, and any such sale made as aforesaid shall be a perpetual bar both in law and in equity against the Debtor and all other persons claiming all or any part of the Collateral by, from, through or under the Debtor. For such purposes, each requirement relating thereto and prescribed by Applicable Laws or otherwise is hereby waived by the Debtor to the extent permitted by Applicable Laws and in any offer or sale of any of the Collateral by the Secured Party is authorized to comply with any limitation or restriction in connection with such offer or sale as the Secured Party may be advised by counsel is necessary in order to avoid any violation of Applicable Laws, or in order to obtain any required approval of the sale or of the purchase by any Governmental Authority. Such compliance will not result in such sale being considered or deemed not to have been made in a commercially reasonable manner nor will the Secured Party be liable or accountable to the Debtor for any discount allowed by reason of the fact that such Collateral is sold in compliance with any such limitation or restriction;
(x)subject to requirements of Applicable Laws, the Secured Party may purchase any of the Collateral, whether in connection with a sale made under the power of sale herein contained or pursuant to judicial proceedings or otherwise;
(xi)subject to requirements of Applicable Laws, the Secured Party may accept the Collateral in satisfaction or partial satisfaction of the Obligations upon notice to the Debtor of its intention to do so in the manner required by law;
(xii)the Secured Party may borrow money on the security of the Collateral for the purpose of the carrying on of the business of the Debtor or for the maintenance, preservation, protection or realization of the Collateral in priority to the Charge;
(xiii)the Secured Party may enter upon, occupy and use all or any of the Collateral occupied by the Debtor and use all or any of the Collateral for such time as the Secured Party requires to facilitate the realization of the Collateral, free of charge, and the Secured Party and the Beneficiaries will not be liable to the Debtor for any neglect in so doing (other than gross negligence or wilful misconduct on the part thereof) or in respect of any rent, charges, depreciation or damages in connection with such actions;

(xiv)the Secured Party may charge on its own behalf and pay to others all amounts for expenses incurred and for services rendered in connection with the exercise of the rights and remedies of the Beneficiaries hereunder, including, without limiting the generality of the foregoing, reasonable legal, Receiver and accounting fees and expenses, and in every such case the amounts so paid together with all costs, charges and expenses incurred in connection therewith, including interest thereon at a rate per annum equal to the rate of interest per annum then payable on Canadian Prime Rate Loans plus [redacted]% per annum, shall be added to and form part of the Obligations hereby secured; and
(xv)the Secured Party may discharge any claim, Security Interest, encumbrance or any rights of others that may exist or be threatened against the Collateral, and in every such case the amounts so paid together with all reasonable costs, charges and expenses incurred in connection therewith shall be added to the Obligations hereby secured.
(b)The Secured Party and the Beneficiaries may:
(i)grant extensions of time,
(ii)take and perfect or abstain from taking and perfecting security,
(iii)give up securities,
(iv)accept compositions or compromises,
(v)grant releases and discharges, and
(vi)release any part of the Collateral or otherwise deal with the Debtor, debtors and creditors of the Debtor, sureties and others and with the Collateral and other security as the Secured Party sees fit, without prejudice to the liability of the Debtor to the Secured Party and the Beneficiaries or the Beneficiaries’ rights hereunder.
(c)The Beneficiaries shall not be liable or responsible for any failure to seize, collect, realize, or obtain payment with respect to the Collateral and shall not be bound to institute proceedings or to take other steps for the purpose of seizing, collecting, realizing or obtaining possession or payment with respect to the Collateral or for the purpose of preserving any rights of the Secured Party, the Debtor or any other person, in respect of the Collateral.
(d)The Secured Party shall apply any proceeds of realization of the Collateral to payment of reasonable expenses in connection with the preservation and realization of the Collateral as above described and the Secured Party shall apply any balance of such proceeds to payment of the Obligations in accordance with the Credit Agreement. If the disposition of the Collateral fails to satisfy the Obligations secured by this Agreement and the aforesaid expenses, the Debtor will be liable to pay any deficiency to the Secured Party and the Beneficiaries forthwith on demand. Subject to the requirements of applicable law, any surplus realized in excess of the Obligations shall be paid over to the Debtor.
(e)Any Receiver shall be entitled to exercise all rights and powers of the Secured Party hereunder. To the extent permitted by law, any Receiver shall for all purposes be deemed to be the agent of the Debtor and not of the Secured Party and the Debtor shall be solely responsible for the Receiver’s acts or defaults and remuneration.
6.2Power of Attorney
The Debtor hereby appoints the Secured Party as attorney of the Debtor, with full authority in the place and stead of the Debtor and in the name of the Debtor or otherwise, from time to time in the Secured Party’s discretion at any time after the occurrence and during the continuance of an Event of Default, to take any and all actions authorized or permitted to be taken by the Secured Party under this

Agreement or by Applicable Laws and to: (a) execute and deliver all instruments and other documents and do all such further acts and things as may be reasonably required by the Secured Party to enforce the Charge and remedies provided hereunder or to better evidence and perfect the Charge; and (b) take any action and execute any instrument which the Secured Party, acting reasonably, may deem necessary or advisable to accomplish the purposes of this Agreement, including, to ask for, demand, collect, sue for, recover, compound, receive and give acquittances and receipts for moneys due and to become due under or in connection with the Collateral, to receive, endorse, and collect any drafts or other instruments, documents and chattel paper in connection therewith, and to file any claims or take any action or institute any proceedings which the Secured Party may deem to be necessary or desirable for the collection thereof. Such appointment of the Secured Party as the Debtor’s attorney is coupled with an interest and is irrevocable.
Article 7 - GENERAL
7.1Benefit of the Agreement
This Agreement shall be binding upon the successors and permitted assigns of the Debtor and shall benefit the successors and permitted assigns of the Secured Party and other Beneficiaries.
7.2Conflict of Terms; Entire Agreement
This Agreement has been entered into as collateral security for the Obligations and is subject to all the terms and conditions of the Credit Agreement and the Lender Financial Instruments and, if there is any conflict or inconsistency between the provisions of this Agreement and the provisions of the Credit Agreement or the Lender Financial Instruments, the rights and obligations of the Debtor, the Secured Party and the other Beneficiaries shall be governed by the provisions of the Credit Agreement and the Lender Financial Instruments (as applicable). This Agreement together with the Credit Agreement, the Lender Financial Instruments and all other Documents constitute the entire agreement between the Debtor and the Secured Party with respect to the subject matter hereof. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Beneficiaries and the Debtor except as expressly set forth therein and herein.
7.3No Waiver
No delay or failure by the Beneficiaries in the exercise of any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude the other or further exercise thereof or the exercise of any other right.
7.4Severability
If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. To the extent permitted by applicable law the parties hereby waive any provision of law that renders any provision hereof prohibited or unenforceable in any respect.
7.5Notices
Any demand, notice or other communication to be given in connection with this Agreement shall be given in writing and may be given by personal delivery, facsimile or other electronic means, addressed to the recipient as follows:

To the Debtor:
[] [INSERT NAME OF RELEVANT MATERIAL SUBSIDIARY]
c/o Baytex Energy Corp.
Centennial Place, East Tower
Suite 2800, 520 - 3rd Avenue S.W.
Calgary, Alberta T2P 0R3
Attention:    Chief Financial Officer
Facsimile:    [redacted]
To the Secured Party:
The Bank of Nova Scotia, as Agent
Global Banking and Markets – Global Loan Syndications
40 King Street West, 55th Floor
Toronto, Ontario
M5H 1H1
Attention:    Head – Agency Services
Facsimile No.:    [redacted]
or such other address, electronic communication number, or to the attention of such other individual as may be designated by notice by any party to the other. Any demand, notice or communication made or given by personal delivery or by facsimile or other electronic means of communication during normal business hours at the place of receipt on a Banking Day shall be conclusively deemed to have been made or given at the time of actual delivery or transmittal, as the case may be, on such Banking Day. Any demand, notice or communication made or given by personal delivery or by facsimile or other electronic means of communication after normal business hours at the place of receipt or otherwise than on a Banking Day shall be conclusively deemed to have been made or given at 9:00 a.m. (Calgary time) on the first Banking Day following actual delivery or transmittal, as the case may be.
7.6Modification; Waivers; Assignment
This Agreement may not be amended or modified in any respect except by written instrument signed by the Debtor and the Secured Party. No waiver of any provision of this Agreement by the Secured Party shall be effective unless the same is in writing and signed by the Secured Party, and then such waiver shall be effective only in the specific instance and for the specific purpose for which it is given. The rights of the Secured Party (including those of any Beneficiary) under this Agreement may only be assigned in accordance with the requirements of the Credit Agreement or the applicable Lender Financial Instrument (as the case may be). The Debtor may not assign its obligations under this Agreement without the prior written consent of the Secured Party (which consent may be withheld in its sole discretion). Any assignee of a Beneficiary shall be bound hereby, mutatis mutandis.
7.7Additional Continuing Security
This Agreement and the Charge granted hereby are in addition to and not in substitution for any other security now or hereafter held by the Secured Party or the other Beneficiaries and this Agreement is a continuing agreement and security that shall remain in full force and effect until discharged by the Secured Party.
7.8Discharge
The Debtor and the Collateral shall not be discharged from the Charge or from this Agreement except by a release or discharge in writing signed by the Secured Party.
7.9No Release
The loss, injury or destruction of the Collateral shall not operate in any manner to release or discharge the Debtor from any of its liabilities to the Beneficiaries.

7.10No Obligation to Act
Notwithstanding any provision of this Agreement or any other Document or Lender Financial Instrument or the operation, application or effect hereof, the Secured Party, the other Beneficiaries or any Receiver, or any representative or agent acting for or on behalf of the foregoing, shall not have any obligation whatsoever to exercise or refrain from exercising any right, power, privilege or interest hereunder or to receive or claim any benefit hereunder.
7.11Admit to Benefit
Subject to Section 7.6, no Person other than the Debtor and the Beneficiaries shall have any rights or benefits under this Agreement, nor is it intended that any such Person gain any benefit or advantage as a result of this Agreement nor shall this Agreement constitute a subordination of any security in favour of such Person.
7.12Time of the Essence
Time shall be of the essence with regard to this Agreement.
7.13Waiver of Financing Statement, etc.
The Debtor hereby waives the right to receive from the Secured Party or the other Beneficiaries a copy of any financing statement, financing change statement or other statement or document filed or registered at any time in respect of this Agreement or any verification statement or other statement or document issued by any registry that confirms or evidences registration of or relates to this Agreement.
7.14Governing Law
This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.
7.15Saskatchewan Waiver
The Debtor agrees that:
(a)The Land Contract (Actions) Act (Saskatchewan) shall have no application to any action, as defined in that Act, with respect to this Agreement or any agreement renewing, extending or collateral to this Agreement; and
(b)The Limitation of Civil Rights Act (Saskatchewan) shall have no application to:
(i)this Agreement;
(ii)any Security Interest or other security made, given or created by this Agreement;
(iii)any agreement or instrument renewing or extending or collateral to this Agreement or renewing or extending or collateral to any Security Interest or other security referred to or mentioned in sub-division (ii) of this Section 7.15(b); or
(iv)the rights, powers, remedies of the Secured Party and of the other Beneficiaries under this Agreement or under any Security Interest, other security, agreement or instrument referred to or mentioned in sub-division (ii) or sub-division (iii) of this Section 7.15(b).
7.16Attornment
The Debtor and each of the Beneficiaries each hereby attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Alberta. For the purpose of all legal proceedings, this Agreement shall be deemed to have been performed in the Province of Alberta and the courts of the Province of Alberta shall have jurisdiction to entertain any action or proceeding arising under this Agreement. Notwithstanding the foregoing, nothing herein shall be construed nor operate to limit the right of the Debtor or any Beneficiary to commence any action or proceeding relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action, proceeding or matter relating hereto.
7.17Executed Copy
The Debtor hereby acknowledges receipt of a fully executed copy of this Agreement.
7.18Counterparts
This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

[INSERT NAME OF RELEVANT MATERIAL SUBSIDIARY]
Per:
Name:
Title:
Per:
Name:
Title:

THE BANK OF NOVA SCOTIA, as Agent and Secured Party
Per:
Name:
Title:
Per:
Name:
Title:

SCHEDULE I
FORM OF POA LC
[Letterhead of The Bank of Nova Scotia, Form for Documentary
Credits/Standby Letters of Credit]
Irrevocable Letter of Credit No.:
Date of Issue:
Expiry Date:
Place of Expiry:
Amount:

Beneficiary:	Name:	Applicant:	Name:
	Address:		Address:
	Attn:		Attn:
Fax No.:

The banks and other financial institutions named under the heading on the signature pages “ISSUING LENDERS:” (collectively, the “Issuing Lenders” and, individually, an “Issuing Lender”) hereby establish this irrevocable Letter of Credit in your favour as beneficiary for drawings up to [Canadian OR United States] Dollars _____________ in aggregate amount. This Letter of Credit is issued, presentable and payable at our office at [, Calgary, Alberta] and expires at our close of business 5:00 PM (local Calgary time) on _____________ (the “Expiry Date”). The aggregate amount available under this Letter of Credit shall be reduced immediately following the honouring of any draft drawn hereunder in an amount equal to the amount of such draft. Except when the amount of this Letter of Credit is increased, this Letter of Credit cannot be modified or revoked without your consent. The Bank of Nova Scotia, in addition to acting in its individual capacity as an Issuing Lender hereunder, is acting as an agent for the other Issuing Lenders hereunder (in such capacity, together with its successors in such capacity, the “Agent”).
Funds shall be available under this Letter of Credit upon presentation to the Agent of the original of this Letter of Credit and the following: [] [describe requirements for a drawing].
Each Issuing Lender hereby undertakes, severally according to the percentage set forth next to its signature below (such Issuing Lender’s “Applicable Percentage”) and not jointly or jointly and severally with any other Issuing Lender, that drafts drawn under and in strict compliance with the terms of this Letter of Credit will be duly honoured by paying to the Agent such Issuing Lender’s share (according to its Applicable Percentage) of the amount of such draft. The Agent hereby undertakes that any amount so received by it will be made available to you by promptly remitting the payment so received, in like funds, in accordance with your instructions.
The obligation of each Issuing Lender under this Letter of Credit is several and not joint or joint and several and shall at all times be an amount equal to such Issuing Lender’s Applicable Percentage of the aggregate undrawn amount of this Letter of Credit (and of each drawing under this Letter of Credit).
This Letter of Credit has been executed and delivered by the Agent in the name and on behalf of, and as attorney-in-fact for, each Issuing Lender. The Agent is authorized to act under this Letter of Credit as the agent of each Issuing Lender in order to:
(a)receive drafts, other demands for payment and other documents presented by you under this Letter of Credit;
1

(b)determine whether such drafts, demands and documents are in compliance with the terms and conditions of this Letter of Credit; and
(c)notify such Issuing Lender that a valid drawing has been made and the date that the related disbursement is to be made.
The Agent undertakes that it will promptly notify each Issuing Lender of any valid drawing under this Letter of Credit.
By your acceptance hereof, you agree that the Agent shall have no obligation or liability to honour any drawing under this Letter of Credit (subject to the liability of The Bank of Nova Scotia in its capacity as an Issuing Lender and the obligation of the Agent to remit funds paid to the Agent from an Issuing Lender, as set forth above) and that neither any Issuing Lender nor the Agent shall be responsible for the failure of any other Issuing Lender to make a payment to be made by such other Issuing Lender hereunder.
This Letter of Credit sets forth in full the terms of our and each Issuing Lender’s undertaking, and such undertaking is not subject to any agreement, requirement or qualification and shall not in any way be amended, modified, amplified or limited by reference to any document, instrument or agreement referred to herein or in which this Letter of Credit is referred to or to which this Letter of Credit relates (other than the annexes attached hereto, if any), and any such reference shall not be deemed to incorporate herein by reference any document, instrument or agreement. The obligation of each Issuing Lender under this Letter of Credit is the individual obligation of such Issuing Lender and is in no way contingent upon reimbursement to any drawing hereunder or upon any Issuing Lender’s ability to perfect a lien or security interest.
Each Issuing Lender’s obligation to pay is irrevocable and, subject to compliance with the requirements hereof, unconditional and, in furtherance and support thereof and without limiting the irrevocable and unconditional nature of each Issuing Lender’s obligations to the beneficiary hereunder, any demand by the beneficiary shall be honoured without any inquiry as to the beneficiary’s rights to make such demand, without regard to or recognition of any contractual rights, claims or defences (legal or equitable) of the applicant against the beneficiary and without regard to any other defence to the beneficiary’s demand for payment, arising as a result of any dispute between the beneficiary and the applicant or between the applicant and the Issuing Lenders.
This Letter of Credit shall be governed by and construed in accordance with the law of the Province of [Alberta] (without reference to choice of law doctrine) and is subject to the Uniform Customs and Practice for Documentary Credits (2007 Revision), International Chamber of Commerce Publication No. 600 (the “UCP”). In the event of any conflict between the law of the Province of [Alberta] and the UCP, the UCP shall control. [Notwithstanding Article 17 of the UCP, if this Letter of Credit expires during an interruption of business as described in said Article 17, each Issuing Lender agrees to effect payment if this Letter of Credit is drawn against within 30 days after the resumption of business.] [insert the immediately preceding sentence, if and as applicable].
This [Letter of Credit may not be assigned or transferred; provided that this] Letter of Credit shall inure to the benefit of any successor by operation of law, of the named beneficiary hereof, including, without limitation, any liquidator, receiver or trustee for such named beneficiary.
All communications regarding this Letter of Credit should be addressed to The Bank of Nova Scotia, [], Calgary, Alberta, Attention: _________________, referencing Irrevocable Letter of Credit No. _______________.
An Issuing Lender may[, subject to the replacement thereof with a new Lender having the minimum credit rating set forth below or with your consent (as applicable),] cease to be a party to, and a new Lender may become a party to, this Letter of Credit, and the Applicable Percentage of an Issuing Lender may change as a result thereof; provided that no such event will reduce the then available amount under this Letter of Credit. Upon the occurrence of any such event, the Agent will provide prompt notice to you of such event, including any change in the identities of the Issuing Lenders severally but not jointly or jointly and severally liable in respect of the aggregate undrawn amount of this Letter of Credit (based upon their respective Applicable Percentages thereof) and any change in such Applicable Percentages. [If a new Lender becomes a party to this Letter of Credit and the credit rating of such new Lender (or its parent) is lower than A+ as rated by Standard & Poor’s Rating Group or the equivalent by any other nationally recognized rating agency, the consent of the beneficiary to such change shall be required.] [Insert square bracketed provisions of this paragraph if required by the beneficiary.]
2

Very truly yours,

THE BANK OF NOVA SCOTIA, as Agent By: Name: Title:

Applicable Percentage ______________%	ISSUING LENDERS: [NAME OF LENDER], by The Bank of Nova Scotia, as Attorney-in-Fact By: Name: Title:
______________%	[NAME OF LENDER], by The Bank of Nova Scotia, as Attorney-in-Fact By: Name: Title:
______________%	[NAME OF LENDER], by The Bank of Nova Scotia, as Attorney-in-Fact By: Name: Title:
______________%	[NAME OF LENDER], by The Bank of Nova Scotia, as Attorney-in-Fact By: Name: Title:

3

SCHEDULE J
SUBSIDIARIES

Subsidiary	Material Subsidiary (Y or N)	Governing Jurisdiction
Baytex Energy USA, Inc.	Y	Delaware
Baytex Energy Ltd.	Y	Alberta
Baytex Energy (LP) Ltd.	Y	Alberta
Baytex Energy Limited Partnership	Y	Alberta
Baytex Commercial Trust 1	Y	Alberta
Baytex Commercial Trust 2	Y	Alberta
Baytex Commercial Trust 3	Y	Alberta
Baytex Commercial Trust 4	Y	Alberta
Baytex Commercial Trust 5	Y	Alberta
Baytex Commercial Trust 6	Y	Alberta
Baytex Commercial Trust 7	Y	Alberta
BTE Holdings S.à r.l.	Y	Luxembourg
Baytex USA Development, LLC	Y	Texas
1828848 Alberta Ltd.	N	Alberta

J1

SCHEDULE K-1
FORM OF U.S. TAX COMPLIANCE CERTIFICATE
(For Foreign Lenders That Are Not Partnerships For U.S. Federal Income Tax Purposes)
Reference is hereby made to the second amended and restated credit agreement made as of April 1, 2022 between Baytex Energy Corp., as Canadian Borrower, Baytex Energy USA, Inc., as U.S. Borrower, The Bank of Nova Scotia and the other persons party thereto in their capacity as Lenders and the Agent and relating to the establishment of certain credit facilities in favour of the Canadian Borrower and the U.S. Borrower (as the same may be further amended, modified, supplemented or restated, the “Credit Agreement”).
Pursuant to the provisions of Section 8.5(3) of the Credit Agreement, the undersigned hereby certifies that (a) it is the sole record and beneficial owner of the Loan(s) under the applicable U.S. Credit Facility (as well as any note(s) evidencing such Loan(s) under such U.S. Credit Facility) in respect of which it is providing this certificate, (b) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (c) it is not a ten percent shareholder of the U.S. Borrower within the meaning of Section 881(c)(3)(B) of the Code and (d) it is not a controlled foreign corporation related to the U.S. Borrower as described in Section 881(c)(3)(C) of the Code.
The undersigned has furnished the Agent and the U.S. Borrower with a certificate of its non-U.S. Person status on IRS Form W-8BEN (or any successor form, including IRS Form W-8BEN-E). By executing this certificate, the undersigned agrees that (a) if the information provided on this certificate changes, the undersigned shall promptly so inform the U.S. Borrower and the Agent, and (b) the undersigned shall have at all times furnished the U.S. Borrower and the Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the three calendar years preceding such payments.
Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF U.S. FACILITY LENDER]
By:
Name:
Title:

Date: ________ __, 20___

SCHEDULE K-2
FORM OF U.S. TAX COMPLIANCE CERTIFICATE
(For Foreign Participants That Are Not Partnerships For U.S. Federal Income Tax Purposes)
Reference is hereby made to the second amended and restated credit agreement made as of April 1, 2022 between Baytex Energy Corp., as Canadian Borrower, Baytex Energy USA, Inc., as U.S. Borrower, The Bank of Nova Scotia and the other persons party thereto in their capacity as Lenders and the Agent and relating to the establishment of certain credit facilities in favour of the Canadian Borrower and the U.S. Borrower (as the same may be further amended, modified, supplemented or restated, the “Credit Agreement”).
Pursuant to the provisions of Section 8.5(3) of the Credit Agreement, the undersigned hereby certifies that (a) it is the sole record and beneficial owner of the participation in respect of which it is providing this certificate, (b) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (c) it is not a 10-percent shareholder of the U.S. Borrower within the meaning of Section 881(c)(3)(B) of the Code and (d) it is not a controlled foreign corporation related to the U.S. Borrower as described in Section 881(c)(3)(C) of the Code.
The undersigned has furnished its participating U.S. Facility Lender with a certificate of its Non-U.S. Person status on IRS Form W-8BEN (or any successor form, including IRS Form W-8BEN-E). By executing this certificate, the undersigned agrees that (a) if the information provided on this certificate changes, the undersigned shall promptly so inform such U.S. Facility Lender in writing, and (b) the undersigned shall have at all times furnished such U.S. Facility Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the three calendar years preceding such payments.
Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF PARTICIPANT]
By:
Name:
Title:

Date: ________ __, 20___

SCHEDULE K-3
FORM OF U.S. TAX COMPLIANCE CERTIFICATE
(For Foreign Participants That Are Partnerships For U.S. Federal Income Tax Purposes)
Reference is hereby made to the second amended and restated credit agreement made as of April 1, 2022 between Baytex Energy Corp., as Canadian Borrower, Baytex Energy USA, Inc., as U.S. Borrower, The Bank of Nova Scotia and the other persons party thereto in their capacity as Lenders and the Agent and relating to the establishment of certain credit facilities in favour of the Canadian Borrower and the U.S. Borrower (as the same may be further amended, modified, supplemented or restated, the “Credit Agreement”).
Pursuant to the provisions of Section 8.5(3) of the Credit Agreement, the undersigned hereby certifies that (a) it is the sole record owner of the participation in respect of which it is providing this certificate, (b) its direct or indirect partners/members are the sole beneficial owners of such participation, (c) with respect such participation, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (d) none of its direct or indirect partners/members is a 10-percent shareholder of the U.S. Borrower within the meaning of Section 881(c)(3)(B) of the Code and (e) none of its direct or indirect partners/members is a controlled foreign corporation related to the U.S. Borrower as described in Section 881(c)(3)(C) of the Code.
The undersigned has furnished its participating U.S. Facility Lender with IRS Form W-8IMY (or any successor form) accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: i) an IRS Form W-8BEN (or any successor form, including IRS Form W-8BEN-E) or ii) an IRS Form W-8IMY (or any successor form) accompanied by an IRS Form W-8BEN (or any successor form, including IRS Form W-8BEN-E) from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such U.S. Facility Lender and (2) the undersigned shall have at all times furnished such U.S. Facility Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the three calendar years preceding such payments.
Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF PARTICIPANT]
By:
Name:
Title:

Date: ________ __, 20____

SCHEDULE K-4
FORM OF U.S. TAX COMPLIANCE CERTIFICATE
(For Foreign Lenders That Are Partnerships For U.S. Federal Income Tax Purposes)
Reference is hereby made to the second amended and restated credit agreement made as of April 1, 2022 between Baytex Energy Corp., as Canadian Borrower, Baytex Energy USA, Inc., as U.S. Borrower, The Bank of Nova Scotia and the other persons party thereto in their capacity as Lenders and the Agent and relating to the establishment of certain credit facilities in favour of the Canadian Borrower and the U.S. Borrower (as the same may be further amended, modified, supplemented or restated, the “Credit Agreement”).
Pursuant to the provisions of Section 8.5(3) of the Credit Agreement, the undersigned hereby certifies that (a) it is the sole record owner of the Loan(s) under the applicable U.S. Credit Facility (as well as any note(s) evidencing such Loan(s) under such U.S. Credit Facility) in respect of which it is providing this certificate, (b) its direct or indirect partners/members are the sole beneficial owners of such Loan(s) under such U.S. Credit Facility (as well as any note(s) evidencing such Loan(s) under such U.S. Credit Facility), (c) with respect to the extension of credit pursuant to the Credit Agreement or any other Document, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (d) none of its direct or indirect partners/members is a ten percent shareholder of the U.S. Borrower within the meaning of Section 881(c)(3)(B) of the Code and (e) none of its direct or indirect partners/members is a controlled foreign corporation related to the U.S. Borrower as described in Section 881(c)(3)(C) of the Code.
The undersigned has furnished the Agent and the U.S. Borrower with IRS Form W-8IMY (or any successor form) accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (a) an IRS Form W-8BEN (or any successor form, including IRS Form W-8BEN-E) or (b) an IRS Form W-8IMY (or any successor form) accompanied by an IRS Form W-8BEN (or any successor form, including IRS Form W-8BEN-E) from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (i) if the information provided on this certificate changes, the undersigned shall promptly so inform the U.S. Borrower and the Agent, and (ii) the undersigned shall have at all times furnished the U.S. Borrower and the Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the three calendar years preceding such payments.
Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF U.S. FACILITY LENDER]
By:
Name:
Title:

Date: ________ __, 20___

SCHEDULE L
SUMMARY OF MATERIAL TERMS OF
SECOND LIEN INTERCREDITOR AGREEMENT
For the purposes of this Summary:
“Collateral” means any kind of property, asset, undertakings, rights and interests, whether real, personal, mixed or profits a prendre, or tangible or intangible, of the Borrowers and their Material Subsidiaries, whether real, personal or mixed, now or at any time hereafter subject to any Security Interests securing the First Lien Obligations or the Second Lien Obligations;
“First Lien Obligations” means (a) all of the Obligations, howsoever evidenced, created, incurred or acquired, whether primary, secondary, direct, contingent, or joint and several, (b) all Lender Financial Instrument Obligations, (c) any reimbursement or indemnity obligations of the Borrowers and the Material Subsidiaries arising under any Document and (d) all expenses and charges, legal and otherwise, incurred by the First Lien Secured Parties in collecting or enforcing any of the Obligations or the Lender Financial Instrument Obligations or in realizing on or protecting any security therefor (including without limitation the security granted pursuant to any Document) to the extent required to be reimbursed by a Borrower or a Material Subsidiary under any Document;
“First Lien Secured Parties” means, collectively, the Agent, the Lenders and the Hedging Affiliates.
“First Lien Security” means, as the context requires:
(a)the Security;
(b)the Security Interests, rights, interests and benefits created or arising pursuant to such Security; or
(c)the Collateral charged under or subject to such Security;
“Insolvency Proceeding” means:
(a)any proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of a Borrower or any Material Subsidiary, any bankruptcy, insolvency, receivership, interim receivership or assignment for the benefit of creditors relating to a Borrower or any Material Subsidiary or any similar case or proceeding relative to a Borrower or any Material Subsidiary including any case proceeding under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada), Title 11 of the United States Code entitled “Bankruptcy” or any comparable law, or any successor bankruptcy law;
(b)any arrangement, liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to a Borrower or any Material Subsidiary, but excluding any arrangement under applicable business corporations statutes wholly among solvent Persons and which does not involve the compromise or reduction of any liabilities or other obligations owing to creditors or any exchange or conversion of indebtedness for shares or other equity interests in the capital thereof; or
(c)any other proceeding of any type or nature in which substantially all claims of creditors of a Borrower or any Material Subsidiary are determined and any payment or distribution is or may be made on account of such claims, whether any of the foregoing is voluntary or involuntary, partial or complete, and includes any such proceedings initiated or consented to by a Borrower or any Material Subsidiary;
“PPSAs” means the Personal Property Security Act (Alberta), each other Personal Property Security Act as in effect in any province or territory of Canada, the Uniform Commercial Code or similar statute as in effect in any state of the United States or any similar legislation in any other jurisdictions (in each case, together with the regulations thereunder), as applicable;
1

“Second Lien Collateral Agent” means the collateral agent or trustee from time to time under and pursuant to the Second Lien Documents;
“Second Lien Documents” means, collectively, the Second Lien Financing Agreement, the Second Lien Security Documents and all other agreements, certificates, notices, instruments or other documents which create, evidence, establish or relate to the Second Lien Obligations;
“Second Lien Obligations” means the Second Lien Debt and all other indebtedness, liabilities and obligations (present or future, absolute or contingent, matured or not) of the Borrowers and the Material Subsidiaries to or in favour of the Second Lien Creditors under, pursuant or relating the Second Lien Financing Agreement and the other Second Lien Documents;
“Second Lien Rights” means, collectively, all of the rights, remedies, interests and powers of any or all of the Second Lien Creditors:
(a)under, pursuant or relating to the Second Lien Financing Agreement, Second Lien Security or other Second Lien Documents;
(b)in any Insolvency Proceedings; and
(c)otherwise available to any or all of the Second Lien Creditors pursuant to applicable laws to enforce payment and performance of the Second Lien Obligations;
“Second Lien Security” means, as the context requires:
(a)the Second Lien Security Documents;
(b)the Security Interests, rights, interests and benefits created or arising pursuant to such Second Lien Security Documents; or
(c)the Collateral charged under or subject to such Second Lien Security Documents; and
“Second Lien Security Documents” means any and all assignments, mortgages, debentures, pledges, guarantees and other security agreements of whatsoever kind now, heretofore, or hereafter executed and delivered by the Borrowers and the Material Subsidiaries in favour of any or all of the Second Lien Creditors (including in favour of the Second Lien Collateral Agent) or now, heretofore, or hereafter existing as security on or against any Collateral in favour of any or all of the Second Lien Creditors (including in favour of the Second Lien Collateral Agent), in each case, which secure payment or performance of the Second Lien Obligations.
1.Priority of Security Interests
Any Security Interest now or hereafter held by or for the benefit of the First Lien Secured Parties (or any of them) shall be senior in right, priority, operation, effect and all other respects to any and all Security Interests now or hereafter held by or for the benefit of the Second Lien Creditors (or any of them).
2.Additional Security Interests
(a)Until such time as the First Lien Obligations have been unconditionally and irrevocably repaid in full in cash and the commitments under the Credit Facilities have been terminated and cancelled, no Borrower nor any Material Subsidiary shall grant or permit any additional Security Interests on any of its property, assets or undertaking to secure any Second Lien Obligations unless it has granted, or concurrently therewith grants, a senior Security Interest on such assets, property or undertaking to secure the First Lien Obligations.
(b)Unless the First Lien Secured Parties have previously or are concurrently taking action to effect a registration of a fixed charge and the Second Lien Creditors are permitted to do so under the Second Lien Financing Agreement, the Second Lien Creditors shall not register any fixed charge against any petroleum and natural gas assets of the Borrowers or any of the Material Subsidiaries in respect of or as security for the Second Lien

Obligations until 30 days after they have given to the First Lien Secured Parties written notice of their intention to register such fixed charge security.
3.Proceeds
(a)In the event of any Insolvency Proceedings the First Lien Secured Parties shall first be entitled to receive from the proceeds of the Collateral indefeasible payment in full of the First Lien Obligations in cash before the Second Lien Creditors shall be entitled to receive and retain any payment or distribution on account of the Second Lien Obligations or Second Lien Rights from proceeds of the Collateral.
(b)Until such time as the First Lien Obligations have been unconditionally and irrevocably repaid in full in cash and the commitments under the Credit Facilities have been terminated and cancelled, and regardless of whether an event described in paragraph (a) above has occurred, any Collateral or proceeds thereof received by the First Lien Secured Parties in connection with any disposition of, or collection on, such Collateral following an enforcement action by either the First Lien Secured Parties or the Second Lien Creditors shall be applied by the First Lien Secured Parties to the First Lien Obligations, together with concurrent and permanent reduction of any revolving credit commitment thereunder in an amount equal to the amount of such payment. After the First Lien Obligations have been unconditionally and irrevocably repaid in full in cash and the commitments under the Credit Facilities have been terminated and cancelled, the First Lien Secured Parties shall deliver to the Second Lien Collateral Agent (for the benefit of the Second Lien Creditors) any remaining Collateral and any proceeds thereof then held by them in the same form as received, together with any necessary endorsement or assignment, or as a court of competent jurisdiction may otherwise direct, to be applied to the Second Lien Obligations.
(c)If, after the issuance of a notice of an event of default by either the First Lien Secured Parties or the Second Lien Collateral Agent (or any other agent or trustee on behalf of the Second Lien Creditors) that has not been rescinded in writing, any First Lien Secured Party or Second Lien Creditor receives any payment, benefit, Collateral or distribution, whether voluntary or involuntary, all or part of which payment, benefit, Collateral or distribution (the “Reallocable Payment”) should have been paid to the First Lien Secured Parties or the Second Lien Creditors, as the case may be, then the applicable receiving Person shall hold the Reallocable Payment received by it in trust for such other persons (in the case of a payment received by the Second Lien Creditors, in trust for the First Lien Secured Parties or in the case of receipt by the First Lien Secured Parties, in trust for the Second Lien Creditors) and shall forthwith notify and pay to such other person, in the form received with any necessary endorsement or assignment, the Reallocable Payment.
4.Standstill
(a)Subject to Section 4(b) below, unless the First Lien Obligations have been unconditionally and irrevocably paid and satisfied in full in cash and the commitments under the Credit Facilities have been terminated and cancelled, no Second Lien Creditor shall (the following detailed in Sections 4(a)(i) to (iii), inclusive, are collectively referred to herein as the “Restricted Rights”):
(i)enforce or exercise, or seek to enforce or exercise, any remedies under any Second Lien Security or take any proceedings in connection therewith;
(ii)institute or commence, or join with any other person (other than the Agent) in instituting or commencing, any Insolvency Proceedings or take any steps or proceedings in connection therewith; or
(iii)institute or commence any action or proceeding to enforce, collect or receive payment of any Second Lien Obligations or exercise any Second Lien Rights to enforce payment of any Second Lien Obligations, including any action of enforcement, realization, foreclosure, collection, seizure, garnishment or execution (in any case in respect of the Collateral and, for certainty, whether as a secured or unsecured creditor), until at least 180 days (the “Standstill Period”) after the date the Second Lien Collateral Agent (or any other agent or trustee on behalf of the Second Lien Creditors) has given to the First Lien Secured Parties a written notice (i) of the occurrence of an event of default under and as defined in the Second Lien Financing Agreement, (ii) that repayment of all of the Second Lien Obligations has been accelerated and (iii) that the Second Lien Creditors are seeking to enforce, exercise, institute or commence (as the case may be) their rights against the Borrowers and the Material Subsidiaries; provided that in no event shall any Second Lien Creditors be entitled to enforce or exercise any Restricted Rights against the Borrowers and the Material Subsidiaries or with respect to the Collateral if, notwithstanding the expiration of the Standstill Period, the First Lien Secured Parties or the Agent, as applicable: (i) shall have commenced and be diligently pursuing the exercise of their rights or remedies with respect to all, substantially all or any material portion of the Collateral; or (ii) are stayed or otherwise precluded from pursuing the rights or remedies pursuant to applicable laws or Insolvency Proceedings (including pursuant to any order made in connection therewith).
(b)Notwithstanding section 4(a) above, the Second Lien Creditors may at any time: (i) accelerate the Second Lien Obligations in accordance with the Second Lien Financing Agreement; (ii) file any proof of claim with respect to the Second Lien Obligations or Second Lien Rights in an Insolvency Proceeding (provided that such proof of claim shall not include a claim to priority that is equal to or in priority to the First Lien Obligations); (iii) take any action in order to perfect Security Interests against the Collateral; (iv) file any necessary responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any person objecting to or otherwise seeking the disallowance of the claims of any Second Lien Creditor; (v) file any pleadings, objections, motions or agreements which assert rights or interests available to unsecured creditors of the Borrowers and the Material Subsidiaries arising under any insolvency law or other applicable law, so long as (A) no Restricted Rights are commenced or exercised and (B) no action or proceeding for enforcement, realization, foreclosure, collection, seizure, garnishment or execution (in any case in respect of the Collateral and, for certainty, whether as a secured or an unsecured creditor) is instituted or commenced; (vi) exercise any of their rights or remedies with respect to the Collateral (including the Restricted Rights) after the termination of the Standstill Period to the extent permitted by section 4(a) above; and (vii) vote on any proposal or plan in a manner consistent with and to the extent not prohibited by the terms set forth in the Second Lien Intercreditor Agreement, with respect to the Second Lien Obligations, the Second Lien Rights and the Collateral, in each case, to the extent, but only to the extent, that any of the foregoing is in compliance with and does not contravene the other provisions of the Second Lien Intercreditor Agreement and is not adverse to, or does not adversely affect, the Security Interests in favour of the First Lien Secured Parties or the priority thereof or the rights or claims of the First Lien Secured Parties.
5.Amendments
(a)The Documents may be amended, restated, supplemented or otherwise modified in accordance with their terms, and refinancing Debt in respect of the First Lien Obligations may be incurred, in each case, without the consent of the Second Lien Creditors; provided, however, that without the consent of the Second Lien Collateral Agent (on behalf of the Second Lien Creditors), no such amendment, restatement, supplement, modification or refinancing (or successive amendments, restatements, supplements, modifications or refinancings) shall contravene any provision of the Second Lien Intercreditor Agreement.
(b)The Second Lien Financing Agreement may not be amended, restated, supplemented or otherwise modified, or entered into, or refinanced except upon prior written notice to the Agent and then only to the extent such amendment, restatement, supplement or modification, or the terms of such new Second Lien Financing Agreement, or such refinancing would not (i) contravene the provisions of the Second Lien Intercreditor Agreement, (ii) change to earlier dates any scheduled dates for payment of principal or of interest, (iii) change the redemption, prepayment, repurchase, tender or defeasance provisions set forth thereunder in a manner that would require a redemption, prepayment, repurchase, tender or defeasance not required thereunder as of the date hereof, (iv) modify any financial covenant or negative covenant to make it more restrictive than the credit agreement to which this Schedule L is attached, or (v) introduce or provide for covenants, events of default or other provisions that are more onerous or restrictive on the Loan Parties than the credit agreement to which this Schedule L is attached (unless the credit agreement to which this Schedule L is attached is amended or deemed amended to provide the benefit thereof to the First Lien Secured Parties).
6.Default Notices
If the First Lien Secured Parties or the Second Lien Creditors (a) accelerate any Debt under their respective agreements, (b) commence any action or proceeding to enforce, collect or receive payment of its respective obligations, or (c) has actual knowledge of the occurrence of a continuing event of default under their credit facilities, then such Person(s) shall, as soon as is practicable in the circumstances with the occurrence of any of the events referred to above, notify the Second Lien Collateral Agent or the Agent, as applicable, of such event, together with reasonable particulars thereof.
7.Right to Purchase the First Lien Obligations
Upon the occurrence of: (a) the acceleration of the First Lien Obligations; or (b) the commencement of any Insolvency Proceedings, then, the Second Lien Creditors shall have 45 days after receiving written notice of any such occurrence to unconditionally and irrevocably purchase in full in cash all (but not less than all) of the First Lien Obligations at par (including, without limitation, any accrued and unpaid interest and fees thereon).
8.DIP Financing
In the event of an Insolvency Proceeding, whether voluntary or involuntary, no Second Lien Creditor shall propose, agree to provide or support any debtor in possession financing (a “DIP Financing”) which is secured by a charge or other Security Interest that ranks in priority to or pari passu with the Security Interests in respect of the First Lien Obligations. If a Borrower or any Material Subsidiary obtains DIP Financing from any Lenders which have a first Security Interest, then the Second Lien Creditors will consent (and not raise any objection) to such DIP Financing and the Second Lien Collateral Agent (acting on behalf of the Second Lien Creditors) agrees it will subordinate the Security Interests securing the Second Lien Obligations to: (i) the Security Interests securing any such DIP Financing and (ii) any administrative or other court-ordered charges; provided that: (A) the amounts secured by all such charges, when taken together with the aggregate principal amount of the DIP Financing will not exceed an amount equal to 20% of the aggregate principal amount of First Lien Obligations outstanding immediately prior to the commencement of such Insolvency Proceeding), (B) the First Lien Security is subordinated to or pari passu with such DIP Financing (in which case, the Second Lien Creditors will subordinate the Second Lien Security in the Collateral to the liens securing such DIP Financing), (C) the Second Lien Collateral Agent retains a Security Interest on the Collateral (including proceeds thereof arising after the commencement of such Insolvency Proceeding) with the same priority as existed prior to the commencement of such insolvency or liquidation, but subject to the security interests securing any DIP Financing and any administrative or other court-ordered charges, (D) such DIP Financing does not compel any Borrower or any of the Material Subsidiaries to seek confirmation of a specific plan or reorganization for which all or substantially all of the material terms are set forth in the documentation relating to such DIP Financing and (E) such DIP Financing does not expressly require the sale, liquidation or disposition of all or any substantial part of the Collateral prior to a default under the DIP Financing (other than a sale made in accordance with the governing insolvency legislation).
9.Special Rights and Agreements in Insolvency Proceedings and Realization Rights
In the event of an Insolvency Proceeding, no Second Lien Creditor shall (a) take, propose, approve or support any exercise of Restricted Rights or exercise any rights or remedies under any Second Lien Document or any other rights or remedies or (b) in, or in respect of, any Insolvency Proceeding take, propose, approve or support any plan or step or action, in either case:
(i)that is inconsistent with, or could result in a resolution inconsistent with, the application of proceeds described herein;
(ii)that, after giving effect to the application of proceeds described herein, would result in less than payment in full, in cash, of the First Lien Obligations, including pursuant to any sale, assignment, transfer, lease, license or other disposition of all or part of the Collateral;

(iii)that would amend any fees, charges or rates (including the interest rate) under the First Lien Obligations, or defer the timing of any payments under the First Lien Obligations, including the maturity date;
(iv)that would result in a reduction of the First Lien Obligations;
(v)that contemplates a purchase or exchange of shares or assets of the Borrower by the First Lien Secured Parties for forgiveness of any First Lien Obligations, including by way of foreclosure unless the First Lien Secured Parties received payment in full in cash of the First Lien Obligations; or
(vi)that interferes with the First Lien Secured Parties’ rights of set-off, combination or other similar right, and the Second Lien Collateral Agent (acting on behalf of the Second Lien Creditors) shall, at the request of the Agent and to the extent of the legal entitlement of the Second Lien Collateral Agent to do so, promptly take all steps and actions reasonably requested by the Agent to oppose any such exercise of Restricted Rights, plan, step or action. In addition to and without limiting the foregoing, each Second Lien Creditor shall not credit bid in any collateral sale unless the First Lien Secured Parties would be paid in full and in cash as part of the sale transaction.
10.Automatic Release and Subordination of Second Lien Security
(a)If, in connection with the exercise of the First Lien Secured Parties’ remedies in respect of the Collateral, the Agent, for itself or on behalf of any of the First Lien Secured Parties, releases any of the First Lien Security on any part of the Collateral or releases any Material Subsidiary from its obligations under the First Lien Security, then the Second Lien Security, if any, on such Collateral and the obligations of such Material Subsidiary under the Second Lien Security shall be automatically, unconditionally and simultaneously released, with no further consent or action of any Second Lien Creditor. The Second Lien Collateral Agent ( on behalf of the Second Lien Creditors) promptly shall execute and deliver to the Agent, the Borrowers or such Material Subsidiary such financing change statements, releases and other documents as the Agent, a Borrower or such Material Subsidiary may request to effectively confirm such release.
(b)If a subordination or release of the First Lien Security on any part of the Collateral is permitted or required under both the credit agreement to which this Schedule L is attached and the Second Lien Financing Agreement, and the Agent executes and delivers a subordination or release of the First Lien Security in form and substance satisfactory to it, then the Second Lien Security, if any, on such Collateral shall be automatically, unconditionally and simultaneously subordinated or released, with no further consent or action of any Second Lien Creditor. The Second Lien Collateral Agent (on behalf of the Second Lien Creditors) promptly shall execute and deliver to the Agent, the relevant Borrower or any Material Subsidiary such financing change statements, subordination agreements, releases and other documents as the Agent, such Borrower or such Material Subsidiary may request (which shall be in a form identical, with appropriate conforming changes, to any such documents delivered by the Agent) to effectively confirm such subordination or release.
(c)For certainty, the Second Lien Security will continue in the proceeds of any disposition of Collateral released pursuant to section 10(a) and section 10(b) above, subject to the priorities set out in the Second Lien Intercreditor Agreement.
11.No Challenge or Hindrance; Actions to be Consistent with Second Lien Intercreditor Agreement
(a)No Second Lien Creditor shall, in any manner:
(i)challenge, contest or bring into question the validity, priority, perfection or enforceability of any of the First Lien Security nor the validity or enforceability of any of the Obligations (including any claim filed in respect thereof) nor cause or assist any other person to take any such action;

(ii)take any action that would (A) limit, invalidate, avoid or set aside any First Lien Security or other Document or any provisions of any Document or (ii) subordinate the priority of the First Lien Security to the Second Lien Security or grant the Second Lien Security equal ranking to the First Lien Security;
(iii)take any action that would hinder, delay, limit, impede, restrict or prohibit any exercise of rights or remedies under the Documents, including any sale, lease, exchange, transfer or other disposition of the Collateral, whether by foreclosure, realization, enforcement or otherwise;
(iv)contest, challenge, protest or object to any foreclosure, enforcement or realization proceeding or action brought by any First Lien Secured Party or any other exercise by any First Lien Secured Party of any rights and remedies relating to the Collateral under the Documents or otherwise (so long as the Second Lien Security attaches to the proceeds of realization therefrom, subject to the priorities set herein) and each Second Lien Creditor shall waive any and all rights it may have as a junior lien creditor or otherwise to object to the manner in which the First Lien Secured Parties seek to enforce or collect the Obligations or the First Lien Security, regardless of whether any action or failure to act by or on behalf of the Agent or other First Lien Secured Parties is adverse to the interests of the Second Lien Creditors; or
(v)contest, challenge, protest or object to the forbearance by the First Lien Secured Parties from bringing or pursuing any foreclosure, enforcement or realization proceeding or action or any other exercise of any rights or remedies under the Documents or relating to the Collateral.
(b)In addition to and without limiting the foregoing, each Second Lien Creditor covenants that it shall act in a manner consistent with and so as to give effect to the terms and conditions of the Second Lien Intercreditor Agreement, including with respect to the filing of any proof of claim in any Insolvency Proceedings applicable to a Borrower or any of the Material Subsidiaries. Without limiting the foregoing, if, in any Insolvency Proceedings, the Second Lien Creditors (or any agent or trustee on their behalf) fails to file on a timely basis a proof of claim in the proper form on account of the Second Lien Obligations, the Agent will be irrevocably authorized by the Second Lien Intercreditor Agreement (but not required) to file such a proof of claim on behalf of the Second Lien Creditors.
(c)By accepting the benefits of the Collateral, each Second Lien Creditor agrees to be bound by the terms of the Second Lien Intercreditor Agreement.
(d)Neither the Agent nor any First Lien Secured Party shall oppose or seek to challenge any claim by any Second Lien Creditor for allowance or payment in any Insolvency Proceeding of Second Lien Obligations consisting of post-petition interest, fees or expenses to the extent of the value of the Second Lien Obligations on the Collateral; provided that if the Agent or any First Lien Secured Party shall have made any such claim, such claim (i) shall have been approved or (ii) will be approved contemporaneously with the approval of any such claim by any applicable Second Lien Creditor.
12.Power of Attorney
The Second Lien Creditors shall irrevocably constitute and appoint the Agent as its true and lawful attorney, with full power of substitution, to take any action or step which it is required to take herein in the name of the applicable Second Lien Creditors whenever and wherever the Second Lien Creditors fail to take any action required hereunder, and such appointment of the Agent as the Second Lien Creditors’ attorney shall be coupled with an interest and be irrevocable.
13.Separate Grants of Security; Separate Classes
In any Insolvency Proceeding which requires the classification of claims of creditors for voting purposes on any proposal under the Bankruptcy and Insolvency Act (Canada) (a “Proposal”) or a plan of compromise, arrangement or reorganization (each, a “Plan”), the parties hereto agree that the Borrowers and the Material Subsidiaries shall establish separate classes for the claims of the First Lien Secured Parties and the Second Lien Creditors in recognition of their different interests. Each Second Lien Creditor agrees that the grants of Security Interests on the Collateral pursuant to the First Lien Security and the Second Lien Security constitute two separate and distinct grants of Security Interests, that the First Lien Secured Parties and the Second Lien Creditors do not share a “commonality of interest” with respect to their claims, and that the Second Lien Creditors will not object to any such classification. If it is held that the claims of the First Lien Secured Parties and the Second Lien Creditors in respect of the Collateral constitute one secured claim or class of creditors, then each Second Lien Creditor agrees that all distributions shall be made as if there were separate classes of senior and junior claims against the Borrowers and the Material Subsidiaries in respect of the Collateral including, to the extent the aggregate value of the Collateral is sufficient (excluding the Second Lien Obligations), the payment to the First Lien Secured Parties of post-filing interest in addition to the amounts distributed to the First Lien Secured Parties in respect of principal, pre-filing interest and other claims prior to any distribution being made to any Second Lien Creditor, and each Second Lien Creditor agrees to hold in trust and turn over to the Agent, for itself and on behalf of the First Lien Secured Parties, amounts otherwise received or receivable by it to the extent necessary to effectuate the intent of this sentence, even if such turnover has the effect of reducing the claim or recovery of any Second Lien Creditor.
14.Governing Law
The Second Lien Intercreditor Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

SCHEDULE M
FORM OF ABANDONMENT AND RECLAMATION REPORT

BAYTEX ENERGY CORP.
Abandonment and Reclamation Information Summary
As at ●, 20●

BAYTEX ENERGY LTD. LIABILITY SUMMARY	Well Summary (# of Wells)			Abandonment & Reclamation Liability (C$MM)
Operated		Non-Operated		Operated		Non-Operated
Gross	Net	Gross	Net	Gross	Net	Gross	Net
Active (producing) wells
Inactive (non-producing) wells

Total wells

Active facilities/pipelines
Inactive facilities/pipelines

Total facilities/pipelines

Sites requiring reclamation only

Total liabilities

BAYTEX ENERGY CORP.
Abandonment and Reclamation Information Summary
As at ●, 20●

BAYTEX ENERGY LP LIABILITY SUMMARY	Well Summary (# of Wells)			Abandonment & Reclamation Liability (C$MM)
Operated		Non-Operated		Operated		Non-Operated
Gross	Net	Gross	Net	Gross	Net	Gross	Net
Active (producing) wells
Inactive (non-producing) wells

Total wells

Active facilities/pipelines
Inactive facilities/pipelines

Total facilities/pipelines

Sites requiring reclamation only

Total liabilities

BAYTEX ENERGY CORP.
Abandonment and Reclamation Information Summary
As at ●, 20●

CANADIAN LIABILITY SUMMARY	Well Summary (# of Wells)			Abandonment & Reclamation Liability (C$MM)
Operated		Non-Operated		Operated		Non-Operated
Gross	Net	Gross	Net	Gross	Net	Gross	Net
Active (producing) wells
Inactive (non-producing) wells

Total wells

Active facilities/pipelines
Inactive facilities/pipelines

Total facilities/pipelines

Sites requiring reclamation only

Total liabilities

BAYTEX ENERGY CORP.
Abandonment and Reclamation Information Summary
As at ●, 20●

US LIABILITY SUMMARY	Well Summary (# of Wells)			Abandonment & Reclamation Liability (C$MM)
Operated		Non-Operated		Operated		Non-Operated
Gross	Net	Gross	Net	Gross	Net	Gross	Net
Active (producing) wells
Inactive (non-producing) wells

Total wells

Active facilities/pipelines
Inactive facilities/pipelines

Total facilities/pipelines

Sites requiring reclamation only

Total liabilities

BAYTEX ENERGY CORP.
Abandonment and Reclamation Information Summary
As at ●, 20●

CONSOLIDATED LIABILITY SUMMARY	Well Summary (# of Wells)			Abandonment & Reclamation Liability (C$MM)
Operated		Non-Operated		Operated		Non-Operated
Gross	Net	Gross	Net	Gross	Net	Gross	Net
Active (producing) wells
Inactive (non-producing) wells

Total wells

Active facilities/pipelines
Inactive facilities/pipelines

Total facilities/pipelines

Sites requiring reclamation only

Total liabilities
Total net liability
Discounting (●% inflation / ●% discount)
As reported, December 31, 20●